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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187872

        53,191,489 Shares

HD Supply Holdings, Inc.

Common Stock

        This is the initial public offering of common stock of HD Supply Holdings, Inc. We are offering 53,191,489 shares of common stock to be sold in this offering. Prior to this offering, there has been no public market for our common stock.

        Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "HDS."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 24 of this prospectus.

PRICE $18.00 PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company

Per Share	$18.00	$0.765	$17.235

Total	$957,446,802	$40,691,489	$916,755,313

(1)
See "Underwriting" for additional compensation details.

        The underwriters also may purchase up to 7,978,723 additional shares from us at the initial offering price less the underwriting discounts and commissions.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about July 2, 2013.

BofA Merrill Lynch	Barclays	J.P. Morgan	Credit Suisse

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.	Morgan Stanley	UBS Investment Bank	Wells Fargo Securities

Baird	William Blair	Raymond James

BB&T Capital Markets	SunTrust Robinson Humphrey
Drexel Hamilton	Guzman & Company

The date of this prospectus is June 26, 2013.

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction in which it is unlawful to make such offer or solicitation. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

        Prospectus Delivery Obligation: Until July 22, 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

        This prospectus includes forward-looking statements. Some of the forward-looking statements can be identified by the use of terms such as "believes," "expects," "may," "will," "should," "could," "seeks," "intends," "plans," "estimates," "anticipates" or other comparable terms. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects and growth strategies and the industries in which we operate and including, without limitation, statements relating to our future performance.

        Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity, and industry development may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our consolidated results of operations, financial condition and liquidity, and industry development are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including the risks and uncertainties discussed in "Risk Factors." Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

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  inherent risks of the maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets;

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  our ability to achieve profitability;

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  our ability to service our debt and to refinance all or a portion of our indebtedness;

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  limitations and restrictions in the agreements governing our indebtedness;

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  the competitive environment in which we operate and demand for our products and services in highly competitive and fragmented industries;

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  the loss of any of our significant customers;

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  competitive pricing pressure from our customers;

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  our ability to identify and acquire suitable acquisition candidates on favorable terms;

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  cyclicality and seasonality of the maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets;

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  our ability to identify and develop relationships with a sufficient number of qualified suppliers and to maintain our supply chains;

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  our ability to manage fixed costs;

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  the development of alternatives to distributors in the supply chain;

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  our ability to manage our working capital through product purchasing and customer credit policies;

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  potential material liabilities under our self-insured programs;

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  our ability to attract, train and retain highly qualified associates and key personnel;

ii

  •
  limitations on our income tax net operating loss carryforwards in the event of an ownership change;

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  our ability to identify and integrate new products; and

  •
  the significant influence our sponsors have over corporate decisions.

        All forward looking statements are made only as of the date of this prospectus and we do not undertake any obligation, other than as may be required by law, to update or revise any forward looking statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

 TRADEMARKS

        We use various trademarks, service marks and brand names, such as HD Supply, USABluebook, Creative Touch Interiors and White Cap that we deem particularly important to the advertising activities and operation of our various lines of business, and some of these marks are registered in the United States and, in some cases, other jurisdictions. This prospectus also refers to the brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

 MARKET AND INDUSTRY DATA

        This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management's knowledge of and experience in the market sectors in which we compete. We have not independently verified market and industry data from third-party sources. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in surveys of market size.

 SUPPLEMENTAL INFORMATION

        Unless the context otherwise indicates or requires, as used in this prospectus, the terms (i) "we," "our," "us," "HD Supply," and the "Company," refer to HD Supply Holdings, Inc. and its directly and indirectly owned subsidiaries as a combined entity, except where it is clear that the terms mean only HD Supply Holdings, Inc. exclusive of its subsidiaries and (ii) the term "HDS" refers to HD Supply, Inc., our primary operating company and a wholly-owned subsidiary of HD Supply Holdings, Inc.

        Our fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year ended February 3, 2013 (fiscal 2012) includes 53 weeks. Fiscal years ended January 29, 2012 (fiscal 2011) and January 30, 2011 (fiscal 2010) both include 52 weeks. The three months ended May 5, 2013 and April 29, 2012 both include 13 weeks.

        Unless otherwise indicated, the information in this prospectus excludes our Industrial Pipes, Valves and Fittings ("IPVF") business which we sold on March 26, 2012 to Shale-Inland Holdings, LLC. Our annual financial statements presented herein have been revised to present IPVF as a discontinued operation for the periods presented.

        The term "GAAP" refers to accounting principles generally accepted in the United States of America.

iii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus before making an investment decision.

 Our Company

        We are one of the largest industrial distributors in North America. We believe we have leading positions in the three distinct market sectors in which we specialize: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. These market sectors are large and fragmented, and we believe they present opportunities for significant growth. We aspire to be the "First Choice" of customers, associates, suppliers and the communities in which we operate. This aspiration drives our relentless focus and is reflected in the customer and market centricity, speed and precision, intense teamwork, process excellence and trusted relationships that define our culture. We believe this aspiration distinguishes us from other distributors and has created value for our shareholders, driven above-market growth and delivered attractive returns on invested capital.

        We estimate that the aggregate size of our currently addressable markets is approximately $110 billion annually. We define our currently addressable markets as the total dollars spent in markets where we currently offer products. We serve these markets with an integrated go-to-market strategy. We operate through over 600 locations across 46 U.S. states and nine Canadian provinces. We have approximately 15,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our broad range of end-to-end product lines and services include over one million stock-keeping units ("SKUs") of quality, name-brand and proprietary-brand products as well as value-add services supporting the entire lifecycle of a project from infrastructure and construction to maintenance, repair and operations. For the fiscal year ended February 3, 2013, or fiscal 2012, we generated $8.0 billion in Net sales, representing 14.3% growth over the fiscal year ended January 29, 2012, or fiscal 2011, or 12.2% growth excluding the 53rd week of fiscal 2012; $683 million of Adjusted EBITDA, representing 34.4% growth over fiscal 2011, or 31.7% growth excluding the 53rd week of fiscal 2012; and incurred a Net loss of $1,179 million representing an increase of 117.1% over fiscal 2011, or an increase of 119.7% excluding the 53rd week of fiscal 2012. For the three months ended May 5, 2013, we generated $2.1 billion in Net sales, representing 12.6% growth over the three months ended April 29, 2012; $164 million of Adjusted EBITDA, representing 23.3% growth over the three months ended April 29, 2012; and incurred a Net loss of $131 million, representing an improvement of 63.6% over the three months ended April 29, 2012. For a reconciliation of Net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

        We believe our long-standing customer relationships and competitive advantages stem from our knowledgeable associates, extensive product and service offerings, national footprint, integrated technology, broad purchasing scale and strategic supplier relationships. We believe that our comprehensive supply chain solutions improve the effectiveness and efficiency of our customers' businesses. Our value-add services include customer training, material and product fabrication, kitting, jobsite delivery, will call pick up options, as well as onsite managed inventory, online material management and emergency response capabilities. Furthermore, we believe our product application knowledge, comprehensive product assortment, and sourcing expertise allow our customers to perform reliably and provide them the tools to enhance profitability. We reach our customers through a variety of sales channels, including professional outside and inside sales forces, call centers and branch supported direct marketing programs utilizing market-specific product catalogs, and business unit websites. Our distribution network allows us to provide rapid, reliable, on-time delivery and customer pickup throughout the U.S. and Canada. Additionally, we believe our highly integrated technology provides leading e-commerce and integrated workflow capabilities for our customers, while providing us unparalleled pricing, budgeting, reporting and analytical capabilities across our Company. We believe customers view us as an integral part of the value chain due to our extensive product knowledge, expansive product availability and the ability to directly integrate with their systems and workflows.

        Since 2007 we have undertaken significant operating and growth initiatives at all levels. We developed and are implementing a multi-year strategy to optimize our business mix. This strategy includes entering new markets and product lines, streamlining and upgrading our process and technology capabilities, acquiring new capabilities and selling non-core business units. At the same time, we attracted what we believe to be "best of the best" talent capitalizing on relevant experience, teamwork and change navigation. With this transformational execution behind us, we believe we are well-positioned to continue to grow our revenues at a growth rate in excess of the growth rates of the markets in which we operate.

Summary of Reportable Segments

        We operate through four reportable segments: Facilities Maintenance, Waterworks, Power Solutions and White Cap. Although these reportable segments are distinct and specialized to reflect the needs of their customers, we operate our Company with an integrated go-to-market strategy.

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  Facilities Maintenance.  Facilities Maintenance distributes maintenance, repair and operations ("MRO") products, provides value-add services and fabricates custom products to multifamily, hospitality, healthcare and institutional facilities.

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  Waterworks.  Waterworks distributes complete lines of water and wastewater transmission products, serving contractors and municipalities in the water and wastewater industries for non-residential and residential uses.

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  Power Solutions.  Power Solutions distributes electrical transmission and distribution products, power plant MRO supplies and smart-grid products, and arranges materials management and procurement outsourcing for the power generation and distribution industries.

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  White Cap.  White Cap distributes specialized hardware, tools, engineered materials and safety products to non-residential and residential contractors.

        The table below is a summary of our four reportable segments.

Overview	Catalog Based Distributor of MRO Products to Maintenance Professionals	Distributor of Water, Sewer, Storm and Fire Protection Products	Distributor of Utilities and Electrical Construction and Industrial Products	Distributor of Specialty Construction and Safety Supplies
Fiscal 2012 Net Sales	$2.2 billion	$2.0 billion	$1.8 billion	$1.2 billion
Fiscal 2012 Adjusted EBITDA(1)	$389 million	$137 million	$72 million	$56 million
Adjusted EBITDA Margin(2)	18%	7%	4%	5%
Growth(3)	20%	21%	40%	224%
Estimated Addressable Market Size(4)	$48 billion	$10 billion	$35 billion	$19 billion
Est. Market Share(4)	4%	20%	5%	6%
Est. Market Position(5)	#1 in Multifamily	#1 Nationally	#1 in Utilities	#1 Full Service Distributor Nationally
Locations	40 Distribution Centers in U.S.; 2 in Canada	238 Branches in 44 U.S. States	97 Branches in 26 U.S. States; 4 in Canada	137 Branches in 31 U.S. States
Approx. SKUs	175,000	300,000	220,000	230,000
Select Products

Electrical and Lighting Items; Plumbing; HVAC Products; Appliances; Janitorial Supplies; Hardware; Kitchen and Bath Cabinets; Window Coverings; Textiles and Guest Amenities; Healthcare Maintenance; Water and Wastewater Treatment Products

Water and Wastewater Transmission Products Including Pipe (PVC, Ductile Iron, HDPE); Fittings; Valves; Fire Protection; Metering Systems; Storm Drain; Hydrants; Fusion Machine Rental; Valve Testing and Repair

			Pole Line Hardware; Wire and Cable; Gear and Controls; Power Equipment; Fixtures and Lighting; Meters	Concrete Accessories and Chemicals; Tools; Engineered Materials and Fasteners; Safety; Erosion and Waterproofing

Value-add Services	Next Day Delivery; Customized and Fabricated Products; Renovations and Installation Services; Technical Support; Customer Training; e-Commerce Solutions

Proprietary PC-based Estimating Software; Job Management Reports; Electronic Billing; On-demand Customer Reports; Part Number Interchange; Material Management Online ("MMO"); Database Depot; Distributor Managed Inventory ("DMI")

Emergency Response Solutions; Integrated Inventory and Sourcing Solutions; IT Solutions (Virtual Warehouse, EDI, Online Ordering, Custom Online Catalog); SmartGrid; Project Services (Material Take Offs and Laydown Yards); Tool Repair

Pre-Bid Assistance; Product Submittals; Value Engineering; Change Order Support; Rentals (Tilt-Up Braces, Forming/Shoring, Equipment); Fabrication Including Detailing and Engineering; Tool Repair; Electronic Billing

Customer Examples	Residential Property Owners and Managers; Hotels and Lodging Facilities; Assisted Living Facilities; Institutions; Water and Wastewater Treatment Facilities	Professional Contractors Serving Municipalities, Non-residential and Residential Construction	Municipalities and Co-ops; Investor Owned Utilities; Non-residential, Residential and Mechanical Contractors; Industrial (Industrial Manufactures, MRO, Oil and Gas Contractors)	Professional Contractors Serving Non-residential, Residential and Industrial Construction

(1)
Adjusted EBITDA is our measure of profitability for our reportable segments as presented within our consolidated financial statements in accordance with GAAP. See Note 14 to our audited consolidated financial statements.
(2)
Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by Net sales.
(3)
Growth is equal to growth in Adjusted EBITDA over fiscal 2011 and excludes the 53rd week of fiscal 2012.
(4)
Management estimates based on market data and industry knowledge. Market share is based on our revenues relative to the estimated addressable market size.
(5)
Market position is based on our revenues relative to the estimated revenues of known competitors in addressable markets. Unless stated otherwise, market position refers to management's estimate of our market position in North America within the estimated addressable markets we serve.

Our Market Sectors

        We offer a diverse range of products and services to the Maintenance, Repair & Operations, Infrastructure & Power and Specialty Construction market sectors in the U.S. and Canada. The markets in which we operate have a high degree of customer and supplier fragmentation, with customers that typically demand a high level of service and availability of a broad set of complex products from a large number of suppliers. These market dynamics make the distributor a critical element within the value chain.

        The table below summarizes our market sectors, business units and end-markets, including our net sales by end-market.

*
Excludes HD Supply Canada.

(1)
Management estimates based on market data and industry knowledge.

(2)
Crown Bolt, Creative Touch Interiors, Repair & Remodel and HD Supply Canada, in addition to Corporate and Eliminations, comprise "Corporate & Other."

(3)
Figures do not foot due to rounding. Excludes HD Supply Canada.

Maintenance, Repair & Operations

        In the Maintenance, Repair & Operations market sector, our Facilities Maintenance, Crown Bolt and Repair & Remodel business units serve customers across multiple industries by primarily delivering supplies and services needed to maintain and upgrade multifamily, hospitality, healthcare and institutional facilities. Facilities Maintenance and Crown Bolt are distribution center based models, while Repair & Remodel operates through retail outlets primarily serving cash and carry customers. We estimate that this market sector currently represents an addressable market in excess of $48 billion annually with demand driven primarily by ongoing maintenance requirements of a broad range of existing structures and traditional repair and remodeling construction activity across multiple industries. We believe Facilities Maintenance customers value speed and product availability over price. In addition, we believe that our leadership position in this sector positions us to capitalize on improving business conditions across our addressable market. For example, we expect to benefit from the relative stability of demand for MRO materials during periods of lower vacancy rates within multifamily housing and higher occupancy rates within hospitality.

Infrastructure & Power

        In the Infrastructure & Power market sector, Waterworks and Power Solutions support both established infrastructure and new projects by meeting demand for critical supplies and services used to build and maintain water systems and electrical power generation, transmission and distribution infrastructure. We estimate that this market sector currently represents an addressable market in excess of $45 billion annually with demand in the U.S. driven primarily by an aging and overburdened national infrastructure, general population growth trends and the need for cost-effective energy distribution. The broad geographic presence of our business units, through a regionally organized branch distribution network, reduces our exposure to economic factors in any single region. We believe we have the potential to capitalize on a substantial backlog of deferred projects that will need to be addressed in the coming years as a result of our customers delaying much needed upgrades or repairs during the recent economic downturn as well as a recovery in the non-residential and residential construction end-markets.

Specialty Construction

        In the Specialty Construction market sector, White Cap and Creative Touch Interiors ("CTI") serve professional contractors and trades by meeting their distinct and customized supply needs in non-residential, residential and industrial applications. We estimate that this market sector currently represents an addressable market in excess of $19 billion annually with demand driven primarily by residential construction, non-residential construction, and industrial and repair and remodeling construction spending. White Cap is our primary business unit serving this sector through the broad national presence of its regionally organized branch distribution network. CTI serves its market through a network of branches and design centers. We believe we are well-positioned to benefit from the recovery from historical lows within the non-residential and residential construction end-markets.

Our Strengths

        We believe that we benefit significantly from the following competitive strengths:

        Collaborative results-driven culture and exacting execution driving growth.    Our culture of customer and market centricity, speed and precision, intense teamwork, process excellence and trusted relationships promotes continuous learning and drives our entire team to perform at the highest level. Rather than singularly investing and recognizing returns in one business unit, we leverage investments in one business unit across all of our other business units.

        Leadership positions with significant scale in large, fragmented markets.    Our Facilities Maintenance, Power Solutions, Waterworks and White Cap business units are leading North American industrial distributors in each of the addressable markets they serve based on sales. We believe that our size and competitive position as well as the fragmentation and competitive dynamics of the markets we serve make them opportunity-rich for profitable growth.

        Specialized business model delivering a customer-success based value proposition.    We offer our customers a breadth of products and services tailored to their specific needs. Our local presence and intimate understanding of our customers allow us to optimize our sales coverage model. We also provide differentiated, value-add services to our customers.

        We believe that the breadth of our product and service offering provides significant competitive advantages versus smaller local and regional competitors, helping us earn new business and secure repeat business.

        Strategic diversity across customers, suppliers, geographic footprint, products and end-markets.    We believe that by developing relationships with a diverse set of customers, we gain significant visibility into the future needs of our marketplace. Our broad base of approximately 500,000 customers has low concentration with no single customer representing more than 4% of our total sales and our top 10 customers representing only approximately 8% of our total sales during fiscal 2012. We maintain relationships with approximately 15,000 suppliers and maintain multiple suppliers for many of our products, thereby limiting the risk of product shortages. Our diverse geographic footprint of over 600 locations limits our dependence on any one region. We also believe that our diversity of end-market exposures is a key competitive strength, as our growth opportunities and ability to deploy resources are not constrained by any single end-market dynamic. We believe that we stand to benefit both from large end-markets that are characterized by stable long-term growth potential, as well as from end-markets that are exposed to cyclical dynamics.

        Highly efficient and well-invested operating platform driving high returns on invested capital.    Through a series of efficiency improvements and investments in the business, we believe we have transformed our business into a highly efficient platform which is well-positioned for future growth. Our operating efficiency is evidenced by the improvement in our return on invested capital, which has increased from 9% in 2009 to 36% in 2012. Return on invested capital is a non-GAAP metric. For additional detail, including a calculation of return on invested capital, see "Selected Consolidated Financial Data."

        Transformational management team.    HD Supply's executive management team has played a vital role in establishing our leading market share positions in each of our four main business units. Our CEO, Joseph DeAngelo, has over 25 years of global operating experience, including over 17 years in various leadership roles at General Electric Company ("GE") and The Home Depot, Inc. ("Home Depot"), including Chief Operating Officer. The rest of our executive management team has an average of more than 11 years at HD Supply and its predecessors, and brings decades of experience from leading companies. Consistent themes at all levels of our management are long-tenured experience, focus on team chemistry and active presence in the field, which promote effective change.

        Highly integrated technology infrastructure.    We have an integrated IT infrastructure and a number of common technologies and centers of excellence. Our access to and ability to analyze real-time data provided by our integrated IT infrastructure allows us to take appropriate and swift action across our business units, which we believe differentiates us from our smaller competitors.

        Deep and strategically aligned relationships with suppliers.    We have developed extensive and long-term relationships with many of our suppliers. We believe our above-market growth provides our suppliers with their own growth opportunities. This plus a history of close coordination, positions us as a preferred distributor for our key suppliers. We believe this provides access to new products, custom training on specialized products and early awareness of upcoming projects. Further, because they enable us to source both standard and difficult-to-find products in a timely manner, our strategic supplier relationships make us the distributor of choice to many of our customers.

        Proven results.    As a result of our strengths discussed above, we have consistently achieved above-market organic growth across our four reportable segments. Organic sales growth for fiscal 2012 compared to the growth in the relevant addressable market is illustrated in the chart below.

(1)
We define the relevant addressable market as the estimated total dollars spent in markets where a reportable segment offers products. Market growth figures are management estimates of changes in total spending in the relevant addressable market derived from third-party data sources.

(2)
Segment growth based on organic sales growth (excluding acquisitions). HD Supply growth figures exclude the 53rd week of fiscal 2012.

        In addition, we have consistently achieved strong operating leverage driven by our transformational execution, lean and dynamic organization, and strategic growth initiatives. Operating leverage for fiscal 2012 is illustrated in the chart below.

(1)
Segment growth based on sales and Adjusted EBITDA growth. Both growth figures include acquisitions and exclude the 53rd week of fiscal 2012.

Our Strategy

        Our objective is to strengthen our competitive position, achieve above-market rates of profitable growth and increase shareholder value through the following key strategies:

        Be the First Choice.    Our aspiration to be the "First Choice" of customers, associates, suppliers and communities drives our strategy and defines our culture. We seek to strengthen existing customer relationships and cultivate new ones through our customer-centric approach and dedication to their success.

        Our dedication to providing superior work environments, experiences and opportunities supports our efforts to be the "First Choice" of the most qualified and motivated associates in the industry. Similarly, we believe that we maintain excellent relationships with our suppliers and strive to be their first call when choosing a go-to-market strategy for their products. Consistent with our local presence and focus, we actively invest in the communities in which we operate, supporting organizations, programs and events that foster community development both financially and through the volunteer efforts of our associates.

        Continue to invest in specific, high-return initiatives.    Over the past three years, we have invested more than $600 million into specific, targeted operating and growth initiatives driving profitability and efficient growth. We will continue to leverage these initiatives and invest in additional growth initiatives. We expect these initiatives will help us maintain above market, profitable growth rates.

        Capitalize on accelerating growth across our multiple and varied end-markets.    We have made significant investments and believe we can benefit from the recovery and growth in our end-markets. We have also strategically and operationally positioned ourselves to benefit from a recovery in our end-markets that are exposed to cyclical dynamics. We believe the maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets are entering a series of inflection points which will accelerate in sequential, overlapping stages throughout the economic cycle, as they have historically. Additionally, we believe many of our customers delayed required upgrades or repairs during the recent economic downturn, and there is a substantial backlog of projects to be addressed in the coming years. We believe our ample supply capacity and significant operating leverage will result in growth across our various end-markets.

        Continue to invest in attracting, retaining and developing world-class talent.    To be the "First Choice," we will maintain and expand our already-strong talent base. We develop our employees through specialized training and learning tools. In addition, we deliver attractive opportunities to our associates while spreading knowledge and expertise across our entire organization through frequently redeploying top talent between business units. We believe these opportunities are superior to those offered by much of our competition, and help us develop, attract and retain world-class talent. Furthermore, our focus and culture have led to investments in a range of broader associate benefits, such as our "Be Well" program, through which our CEO has challenged each employee to achieve a specified level of physical health (as measured by body mass index and other health targets), which we track and reward across the organization.

        Continue our focus on operational excellence and speed and precision of execution.    Our gross margins have increased from 28.0% in fiscal 2009 to 28.9% in fiscal 2012 and our Selling, general and administrative expenses as a percentage of sales declined from 23.0% to 20.7% during the same time period. We emphasize sourcing, pricing discipline and working capital management across all of our business units. As a result of our discipline and ability to successfully leverage our fixed cost infrastructure, our financial performance has improved through the recent downturn. Our continued focus on operational excellence enables us to drive the speed and precision necessary to be the "First Choice."

        Attract new customers and develop new market opportunities.    We believe the comprehensive nature of our operations across a project lifecycle facilitates extensive, shared market awareness among our business leaders. We believe this widespread market insight enhances our customer relationships as it allows us to partner with customers in understanding their specific needs and providing quality products and services. We intend to capitalize on our market awareness of new projects to maximize sales across all of our business units. Our four principal business units can provide the materials and tools necessary to construct buildings and infrastructure above and below the ground, while also supplying the components needed to keep the operations well maintained. We believe this is the "HD Supply Advantage," or our differentiated ability to "supply the products and services to build your city and keep it running."

        Supplement strong organic growth with "tuck-in" acquisitions in core and adjacent markets.    Our organic growth is complemented by select "tuck-in" acquisitions in core and adjacent markets to supplement our product set, geographic footprint and other capabilities. Our business development team selectively pursues acquisitions that are culturally compatible and meet our growth and business model criteria. As a result of our highly efficient operations, industry-leading IT systems, strategically aligned supplier relationships and broad distribution platform, there are opportunities to achieve substantial synergies in our acquisitions, and thereby reduce our effective (post-synergy) transaction multiples.

Ownership and Corporate Information

Equity Sponsor Overview

        On August 30, 2007, investment funds associated with Bain, Carlyle and CD&R (each as defined below and, collectively our "Equity Sponsors") formed HD Supply and entered into a stock purchase agreement with Home Depot pursuant to which Home Depot agreed to sell to HD Supply, or to a wholly-owned subsidiary of HD Supply, certain intellectual property and all of the outstanding common stock of HDS and the Canadian subsidiary, CND Holdings, Inc. In connection with the closing of this transaction, we entered into a stockholders agreement with certain of our shareholders, including the Equity Sponsors and Home Depot, which provides, among other things, that the Equity Sponsors are currently entitled to elect (or cause to be elected) nine out of ten of HD Supply's directors, which includes three designees of each Equity Sponsor.

        Also in connection with the closing of this transaction, HD Supply and HDS entered into consulting agreements with the Equity Sponsors (or their respective affiliates). As specified in the agreements, we expect to pay the Equity Sponsors a transaction fee of $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. The termination fee represents the estimated net present value of the payments due over the remaining term of the consulting agreements.

        After completion of this offering we expect that the Equity Sponsors will together hold approximately 59.5% of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, we expect to qualify as and elect to be a "controlled company" within the meaning of the corporate governance rules of The NASDAQ Stock Market LLC ("NASDAQ") following the completion of this offering. This election would allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies. See "Risk Factors—Risks Relating to Our Common Stock and This Offering—We expect to be a "controlled company" within the meaning of the NASDAQ rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements."

        The Equity Sponsors are in the business of making investments in companies, and may from time to time in the future acquire controlling interests in businesses that complement or directly or indirectly compete with certain portions of our business. If the Equity Sponsors pursue such acquisitions in our industry, those acquisition opportunities may not be available to us.

        Bain Capital Partners, LLC.    Established in 1984, Bain Capital Partners, LLC (along with its associated investment funds, or any successor to its investment management business, "Bain") is one of the world's leading private investment firms. Bain's affiliated funds make private equity, public equity, leveraged debt, venture capital and absolute return investments across a wide range of industries, asset classes, and geographies. Over 28 years, Bain has completed over 460 private equity investments. Select current portfolio companies include HCA, Michael's Stores, Bloomin' Brands and Sensata Technologies.

        The Carlyle Group.    The Carlyle Group (along with its associated investment funds, or any successor to its investment management business, "Carlyle") is a global alternative asset manager with $170 billion of assets under management in 113 active funds and 67 fund of fund vehicles as of December 31, 2012. Carlyle invests across four segments—Corporate Private Equity, Real Assets, Global Market Strategies and Solutions—in Africa, Asia, Australia, Europe, the Middle East, North America and South America. Carlyle employs more than 1,400 people in 33 offices across six continents. Select portfolio companies include: Nielsen, AMC, Allison Transmission, Axalta Coating Systems, and Getty Images.

        Clayton, Dubilier & Rice, LLC.    Founded in 1978, Clayton, Dubilier & Rice, LLC (along with its associated investment funds, or any successor to its investment management business, "CD&R") is a private equity firm composed of a combination of financial and operating executives pursuing an investment strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of more than $18 billion in 56 U.S. and European businesses with an aggregate transaction value of approximately $90 billion. CD&R has a long history of investing in market-leading distribution businesses, including US Foods, the second largest broadline foodservice distributor in the U.S., Rexel, the leading distributor worldwide of electrical supplies, Diversey, a leading global manufacturer and distributor of commercial cleaning, sanitation and hygiene solutions, and AssuraMed, a specialty retailer and distributor of medical supplies.

        The following chart illustrates our ownership, organizational and capital structure, including stock ownership percentages, after giving effect to this offering:

Equity Sponsors (59.5%)
THD Holdings LLC (8.8%)
Management and Other Investors (2.7%)*
Public Stockholders (28.9%)
HD Supply Holdings, Inc. (Delaware)
100%
HDS Holding Corp. (Delaware) (1)
100%
HD Supply, Inc. (Delaware) (2)
100%
Operating Subsidiaries (3)

*
Does not give effect to outstanding options.

(1)
Has pledged all of the capital stock of HDS as security for our outstanding indebtedness.

(2)
Borrower of our outstanding indebtedness. See "Description of Certain Indebtedness."

(3)
Domestic operating subsidiaries are guarantors of our outstanding indebtedness. See "Description of Certain Indebtedness."

* * * * *

        HD Supply Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 3100 Cumberland Boulevard, Suite 1480, Atlanta, Georgia 30339, and our telephone number at that address is (770) 852-9000. Our website is www.hdsupply.com. Information on, and which can be accessed through, our website is not incorporated in this prospectus.

Summary of Risk Factors

        Our business is subject to a number of risks of which you should be aware and carefully consider before making an investment decision. These risks are discussed in "Risk Factors", and include but are not limited to the following:

  •
  inherent risks of the maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets;

  •
  decline in the new residential construction or non-residential construction markets;

  •
  residential renovation and improvement activity levels may not return to historic levels;

  •
  our ability to achieve or maintain profitability;

  •
  our ability to compete effectively;

  •
  our ability to timely and efficiently access products that meet our standards for quality;

  •
  interruptions to the proper functioning of our IT systems or an inability to implement our IT initiatives;

  •
  our ability to identify new products and product lines and integrate them into our distribution network;

  •
  our substantial level of debt;

  •
  our ability to service our debt and to refinance all or a portion of our indebtedness;

  •
  securities or industry analysts may not publish research or may publish misleading or unfavorable research about our business; and

  •
  fulfilling our obligations incident to being a public company.

 The Offering

Common stock offered by us	53,191,489 shares
Common stock outstanding after the offering	183,770,155 shares
Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase an additional 7,978,723 shares of common stock from us.
Stock exchange symbol	"HDS"
Use of proceeds

Assuming that the underwriters do not exercise their option to purchase additional shares, after deducting underwriting discounts and commissions in connection with this offering we expect to receive net proceeds of approximately $917 million. We expect to have estimated offering expenses payable by us of approximately $32 million.

Assuming that the underwriters do not exercise their option to purchase additional shares, we intend to use the net proceeds from this offering to (i) redeem, repurchase or otherwise acquire or retire approximately $633 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date, (ii) redeem, repurchase or otherwise acquire or retire $185 million of the outstanding October 2012 Senior Notes and to pay accrued and unpaid interest thereon through the redemption date and (iii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $10 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering.

Alternatively, if the underwriters exercise their option to purchase additional shares such that we receive sufficient net proceeds from the offering to permit us to redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes, we intend to instead use the net proceeds from this offering, together with available cash if necessary, to (i) redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date and (ii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $11 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. We expect to use any remaining proceeds for general corporate purposes.

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.
Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future.

        The number of shares of our common stock to be outstanding immediately following this offering is based on the number of our shares of common stock outstanding as of May 5, 2013 but excludes:

  •
  approximately 14.7 million shares of common stock issuable upon exercise of options outstanding as of May 5, 2013 at a weighted average exercise price of $12.97 per share; and

  •
  14.5 million shares of common stock reserved for future issuance under our omnibus incentive plan and our employee stock purchase plan, which include (i) a number of shares of restricted stock to be determined based on the initial public offering price set forth on the cover of this prospectus with an aggregate grant date value of up to approximately $6.0 million dollars and (ii) 929,900 shares of common stock issuable upon exercise of options with an exercise price equal to the initial public offering price set forth on the cover of this prospectus; in each case, which have been granted to executive officers and employees on or prior to the date hereof.

        Unless otherwise indicated, all information in this prospectus:

  •
  reflects a 1-for-2 reverse stock split of our common stock effected on June 12, 2013;

  •
  assumes no exercise by the underwriters of their option to purchase additional shares; and

  •
  gives effect to amendments to our certificate of incorporation and by-laws to be adopted upon the completion of this offering.

Summary Consolidated Financial and Operating Data

        The following table presents our summary consolidated financial data, as of and for the periods indicated. The summary consolidated financial data as of and for the three months ended May 5, 2013 and April 29, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of February 3, 2013 and January 29, 2012 and for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of January 30, 2011 are derived from our unaudited financial statements which are not included in this prospectus.

        This "Summary Consolidated Financial and Operating Data" should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical consolidated financial data may not be indicative of our future performance.

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011
	(Dollars in millions)
Consolidated Statement of Operations:
Net sales	$2,068	$1,836	$8,035	$7,028	$6,449
Cost of sales	1,470	1,313	5,715	5,014	4,608

Gross profit	598	523	2,320	2,014	1,841
Total operating expenses	498	480	2,149	1,859	1,804

Operating income	100	43	171	155	37
Interest expense, net	147	166	658	639	623
Loss (gain) on extinguishment of debt	40	220	709	—	2
Other (income) expense, net	1	—	—	—	(3)

Income (loss) from continuing operations before provision (benefit) for income taxes and discontinued operations	(88)	(343)	(1,196)	(484)	(585)
Provision (benefit) for income taxes	43	33	3	79	28

Income (loss) from continuing operations	(131)	(376)	(1,199)	(563)	(613)
Income (loss) from discontinued operations, net of tax	—	16	20	20	(6)

Net income (loss)	$(131)	$(360)	$(1,179)	$(543)	$(619)

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011
	(Dollars in millions)
Balance sheet data (end of period):
Cash and cash equivalents(1)	$88	$125	$141	$111	$292
Total assets(2)	6,459	6,322	7,334	6,738	7,089
Total debt, less current maturities(3)	6,620	5,504	6,430	5,380	5,239
Other financial data:
Working capital(4)	$1,199	$956	$1,120	$1,012	$1,176
Adjusted working capital(5)	1,121	839	942	983	894
Cash interest expense(6)	139	151	535	457	365
Adjusted EBITDA(7)	164	133	683	508	411
Adjusted net income (loss)(7)	(4)	(43)	7	(43)	(68)
Capital expenditures	32	22	115	115	49
Depreciation(8)	26	23	96	85	99
Amortization of intangibles	34	60	243	244	244
Pro forma data(9):
Pro forma Interest expense	$144		$576
Pro forma Net income (loss)	(87)		(388)
Pro forma Adjusted net income (loss)(10)	(1)		(2)
Pro forma as adjusted data(11):
Pro forma as adjusted Interest expense	$121		$486
Pro forma as adjusted net income (loss)	(64)		(298)
Pro forma as adjusted Adjusted net income (loss)(12)	22		87
Pro forma as adjusted Adjusted net income (loss) per share, basic(12)	$0.12		$0.47
Pro forma as adjusted Adjusted net income (loss) per share, diluted(12)	$0.12		$0.46
As adjusted Total debt, less current maturities	$5,802

(1)
Cash and cash equivalents as of February 3, 2013 excludes $936 million of cash equivalents that were restricted for the redemption of debt.

(2)
Includes $936 million of Cash equivalents restricted for debt redemption for the fiscal year ended February 3, 2013.

(3)
Includes capital leases and associated discounts and premiums. Excludes $10 million, $8 million, $899 million, $82 million and $10 million of Current installments of long-term debt for the three months ended May 5, 2013 and April 29, 2012 and the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011, respectively.

(4)
Working capital represents current assets minus current liabilities.

(5)
Adjusted working capital represents current assets, excluding restricted and unrestricted cash and cash equivalents, minus current liabilities, excluding current maturities of long-term debt. Adjusted working capital is not a recognized term under GAAP and does not purport to be an alternative to Working capital. For additional detail, including a reconciliation from Working capital, the most directly comparable financial measure under GAAP, to Adjusted working capital for the periods presented, see "Selected Consolidated Financial Data."

(6)
Cash interest expense is not a recognized term under GAAP and does not purport to be an alternative to Interest expense. For additional detail, including a reconciliation from interest expense, the most directly comparable financial measure under GAAP, to cash interest expense for the periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

(7)
Adjusted EBITDA and Adjusted net income (loss) are not recognized terms under GAAP and do not purport to be alternatives to Net income (loss) as measures of operating performance. For additional detail, including a reconciliation from Net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA and Adjusted net income (loss) for the periods presented, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

(8)
Depreciation includes amounts recorded within cost of sales.

(9)
The pro forma data reflects the following financing transactions, as if they occurred at the beginning of the fiscal year ended February 3, 2013 (for further description of these financing transactions, see "Management Discussion and Analysis of Financial Condition and Results of Operations—External Financing"):

(i)
the modification of the Senior Term Facility on February 15, 2013;

(ii)
the issuance of $1,275 million aggregate principal amount of 7.500% Senior Notes due 2020 (the "February 2013 Senior Unsecured Notes") at par on February 1, 2013, and the use of net proceeds to repurchase all of the outstanding 14.875% Senior Notes due 2020 issued on April 12, 2012 in an aggregate principal amount of approximately $757 million (the "April 2012 Senior Unsecured Notes"), pay a $422 million make-whole premium calculated in accordance with the April 2012 Senior Unsecured Notes indenture and pay $37 million of uncapitalized paid-in-kind ("PIK") interest thereon through February 1, 2013;

(iii)
the issuance of $950 million aggregate principal amount of 10.500% Senior Subordinated Notes due 2021 (the "January 2013 Senior Subordinated Notes") at par on January 16, 2013, and the use of the net proceeds to redeem all of the remaining $889 million of HDS's outstanding 13.5% Senior Subordinated Notes due 2015 (the "2007 Senior Subordinated Notes") at a redemption price equal to 103.375% of the principal amount thereof and pay (together with $36 million of cash on hand) accrued and unpaid interest thereon through the redemption date;

(iv)
the issuance of $1,000 million aggregate principal amount of 11.500% Senior Notes due 2020 (the "October 2012 Senior Notes") at par on October 15, 2012, and the use of the net proceeds to redeem $930 million of the outstanding 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and to pay $23 million of accrued interest;

  (v)
  the issuance of $950 million aggregate principal amount of the 8.125% Senior Secured First Priority Notes due 2019 (the "April 2012 First Priority Notes") at par on April 12, 2012;

  (vi)
  the issuance of $675 million aggregate principal amount of the 11.000% Senior Secured Second Priority Notes due 2020 (the "Second Priority Notes") at par on April 12, 2012;

  (vii)
  the issuance of the April 2012 Senior Unsecured Notes at par on April 12, 2012;

  (viii)
  entry into a new senior term facility (the "Senior Term Facility") maturing in 2017 and providing for term loans in an aggregate principal amount of $1,000 million;

  (ix)
  entry into a new senior asset-based lending facility (the "Senior ABL Facility") maturing in 2017 and providing for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under the borrowing base);

  (x)
  the use of the proceeds of the April 2012 First Priority Notes, the Second Priority Notes, the April 2012 Senior Unsecured Notes, the Senior Term Facility and the Senior ABL Facility to repay all amounts outstanding under HDS's then existing Senior Secured Credit Facility (the "2007 Senior Secured Credit Facility"), repay all amounts outstanding under HDS's then existing ABL Credit Facility (the "2007 ABL Credit Facility"), repurchase all of HDS's remaining outstanding 12.000% Senior Cash Pay Notes due 2014 (the 12.0% Senior Notes") and pay related fees and expenses; and

  (xi)
  the issuance of $300 million additional aggregate principal amount of its 8.125% First Priority Notes due 2019 (the "August 2012 First Priority Notes") at a premium of 107.500% on August 2, 2012, and the use of the net proceeds to reduce outstanding borrowings under the Senior ABL Facility.

  Pro Forma Interest Expense

  The following table provides details of the pro forma interest expense and cash interest expense for the fiscal year ended February 3, 2013, reflecting the above financing transactions as if they occurred at the beginning of the fiscal year ended February 3, 2013:

		Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts / Premiums	Total Pro Forma Interest Expense
Senior ABL Facility(a)	(ix)	$300	1.960%	$12	$8	$—	$20
Senior Term Facility	(i), (viii)	1,000	4.500	45	10	5	60
First Priority Notes	(v), (xi)	1,250	8.125	102	3	(3)	102
Second Priority Notes	(vi)	675	11.000	74	2	—	76
October 2012 Senior Notes	(iv)	1,000	11.500	115	2	—	117
February 2013 Senior Unsecured Notes	(ii)	1,275	7.500	96	3	—	99
January 2013 Senior Subordinated Notes	(iii)	950	10.500	100	2	—	102

				$544	$30	$2	$576

  (a)
  Senior ABL Facility cash interest expense includes estimated letter of credit fees and unusued commitment fees.

The following table provides details of the pro forma interest expense and cash interest expense for the three months ended May 5, 2013, reflecting the modification of the Senior Term Facility on February 15, 2013 and the redemption of $889 million of the 2007 Senior Subordinated Notes on February 8, 2013 as if they occurred at the beginning of the three months ended May 5, 2013:

		Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts / Premiums	Total Pro Forma Interest Expense
Senior ABL Facility(a)	(ix)	$490	1.950%	$3	$2	$—	$5
Senior Term Facility	(i), (viii)	995	4.500	11	2	2	15
First Priority Notes	(v), (xi)	1,250	8.125	25	1	(1)	25
Second Priority Notes	(vi)	675	11.000	19	—	—	19
October 2012 Senior Notes	(iv)	1,000	11.500	29	1	—	30
February 2013 Senior Unsecured Notes	(ii)	1,275	7.500	24	1	—	25
January 2013 Senior Subordinated Notes	(iii)	950	10.500	25	—	—	25

				$136	$7	$1	$144

  (a)
  Senior ABL Facility cash interest expense includes estimated letter of credit fees and unused commitment fees.

  Pro Forma Net Income (Loss)

        The following table shows the calculation of pro forma Net income (loss):

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Net income (loss)	$(131)	$(1,179)
Interest expense	147	658
Pro forma interest expense	(144)	(576)
Loss on extinguishment of debt and debt modification charges	41	709

Pro forma Net income (loss)(a)	$(87)	$(388)

  (a)
  The adjustments in the table do not reflect a tax impact as the Company maintains a 100% valuation allowance on its net operating loss carryforwards.

  Pro Forma Adjusted Net Income (Loss)

        The following table shows the calculation of pro forma Adjusted net income (loss):

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Adjusted net income (loss)	$(4)	$7
Cash interest expense	139	535
Pro forma cash interest expense	(136)	(544)

Pro forma Adjusted net income (loss)	$(1)	$(2)

(10)
Pro forma Adjusted net income (loss) is defined as pro forma Net income (loss) less Income (loss) from discontinued operations, net of tax, further adjusted for certain non-cash items, net of tax. Pro forma Adjusted net income (loss) is not a recognized term under GAAP and does not purport to be an alternative to pro forma Net income (loss).

The following table presents a reconciliation of pro forma Net income (loss) to pro forma Adjusted net income (loss) for the periods presented:

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma Net income (loss)	$(87)	$(388)
Less: Income (loss) from discontinued operations, net of tax	—	20

Pro forma Income (loss) from continuing operations	(87)	(408)
Plus: pro forma Interest expense	144	576
Less: pro forma Cash interest expense	(136)	(544)
Plus: Provision (benefit) for income taxes	43	3
Less: Cash income taxes	(2)	(1)
Plus: Amortization of intangibles	34	243
Plus: Stock-based compensation, net of tax	3	16
Plus: Goodwill & other intangible asset impairment	—	113

Pro forma Adjusted net income (loss)	$(1)	$(2)

(11)
The pro forma as adjusted data reflects (i) the sale by us of 53,191,489 shares of our common stock in this offering at the initial public offering price of $18.00 per share, (ii) the use of the net proceeds therefrom as described in "Use of Proceeds" (assuming no exercise of the underwriters' option to purchase additional shares) and (iii) the entry into an amendment to HDS's Senior ABL Facility as if such amendment occurred at the beginning of the applicable period. See "Description of Certain Indebtedness—Senior Credit Facilities." The pro forma as adjusted data included herein reflects a decrease in pro forma interest expense of $90 million and $23 million for the fiscal year ended February 3, 2013 and the three months ended May 5, 2013, respectively, as a result of the repurchase, redemption, or acquisition or retirement of $633 million of the outstanding January 2013 Senior Subordinated Notes, the repurchase, redemption, or acquisition or retirement of $185 million of the outstanding October 2012 Senior Notes and the amendment of the Senior ABL Facility, as if such repurchases and amendment occurred at the beginning of the applicable period. The pro forma as adjusted data does not reflect certain one-time expenses that the Company expects to incur in connection with this offering, including (i) a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million, in each case payable to the Equity Sponsors in accordance with the terms of the consulting agreements, (ii) an expected 3% premium payable in connection with the Company redeeming, repurchasing, or otherwise acquiring or retiring $633 million of the outstanding January 2013 Senior Subordinated Notes, (iii) an expected 11.5% premium payable in connection with the Company redeeming, repurchasing or otherwise acquiring or retiring $185 million of the outstanding October 2012 Senior Notes and (iv) certain advisory and service fees paid in connection with the offering.

  The following table provides the adjustments to pro forma interest expense and cash interest expense for the fiscal year ended February 3, 2013, reflecting the adjustments described above as if they occurred at the beginning of the fiscal year ended February 3, 2013:

	Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts / Premiums	Total Pro Forma Interest Expense
Pro forma interest expense			$544	$30	$2	$576

Reduction in interest expense:
Senior ABL Facility(a)	$300	1.960%	(2)	—	—	(2)
October 2012 Senior Notes(b)	185	11.500	(21)			(21)
January 2013 Senior Subordinated Notes(b)	633	10.500	(66)	(1)	—	(67)

Pro forma as adjusted interest expense			$455	$29	$2	$486

(a)
Senior ABL Facility cash interest expense includes estimated letter of credit fees and unused commitment fees.

(b)
Gross principal for the October 2012 Senior Notes and January 2013 Senior Subordinated Notes reflects the aggregate principal amount we expect to redeem, repurchase or otherwise acquire or retire in connection with this offering.

  The following table provides the adjustments to pro forma interest expense and cash interest expense for the three months ended May 5, 2013, reflecting the adjustments described above as if they occurred at the beginning of the three months ended May 5, 2013:

	Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts / Premiums	Total Pro Forma Interest Expense
Pro forma interest expense			$136	$7	$1	$144

Reduction in interest expense:
Senior ABL Facility(a)	$490	1.950%	(1)	—	—	(1)
October 2012 Senior Notes(b)	185	11.500	(5)			(5)
January 2013 Senior Subordinated Notes(b)	633	10.500	(17)	—	—	(17)

Pro forma as adjusted interest expense			$113	$7	$1	$121

(a)
Senior ABL Facility cash interest expense includes estimated letter of credit fees and unused commitment fees.

(b)
Gross principal for the October 2012 Senior Notes and January 2013 Senior Subordinated Notes reflects the aggregate principal amount we expect to redeem, repurchase or otherwise acquire or retire in connection with this offering.

  Pro Forma As Adjusted Net Income (Loss)

        The following table shows the calculation of pro forma as adjusted net income (loss):

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma net income (loss)	$(87)	$(388)
Pro forma interest expense	144	576
Pro forma as adjusted interest expense	(121)	(486)

Pro forma as adjusted net income (loss)(a)	$(64)	$(298)

(a)
The adjustments in the table do not reflect a tax impact as the Company maintains a 100% valuation allowance on its net operating loss carryforwards.
(12)
Pro forma as adjusted Adjusted net income (loss) is defined as pro forma as adjusted net income (loss) less Income (loss) from discontinued operations, net of tax, further adjusted for certain non-cash items, net of tax. Pro forma as adjusted Adjusted net income (loss) is not a recognized term under GAAP and does not purport to be an alternative to pro forma as adjusted net income (loss).

The following table presents a reconciliation of pro forma as adjusted net income (loss) to pro forma as adjusted Adjusted net income (loss) for the periods presented:

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma as adjusted net income (loss)	$(64)	$(298)
Less Income (loss) from discontinued operations, net of tax	—	20

Pro forma Income (loss) from continuing operations	(64)	(318)
Plus: pro forma as adjusted Interest expense	121	486
Less: pro forma as adjusted Cash interest expense	(113)	(455)
Plus: Provision (benefit) for income taxes	43	3
Less: Cash income taxes	(2)	(1)
Plus: Amortization of intangibles	34	243
Plus: Stock-based compensation, net of tax	3	16
Plus: Goodwill & other intangible asset impairment	—	113

Pro forma as adjusted Adjusted net income (loss)	$22	$87

Adjusted weighted average common shares outstanding (in thousands)	183,770	183,752
Effect of potentially dilutive stock options (in thousands)(a)	3,959	3,827

Adjusted weighted average common shares outstanding, diluted (in thousands)	187,729	187,579
Pro forma as adjusted Adjusted net income (loss) per share, basic	$0.12	$0.47

Pro forma as adjusted Adjusted net income (loss) per share, diluted	$0.12	$0.46

  (a)
  The calculation of dilution for potentially dilutive stock options utilizes a fair value of $18.00 per share. As of May 5, 2013 and February 3, 2013, 11.4 million options and 11.5 million options, respectively, were excluded from this calculation as to include them would have been anti-dilutive.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes. If any of the following risks actually occur, our business, financial position, results of operations or cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

 Risks Relating to Our Business

We are subject to inherent risks of the maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets, including risks related to general economic conditions.

        Demand for our products and services depends to a significant degree on spending in our markets. The level of activity in our markets depends on a variety of factors that we cannot control.

        Historically, both new housing starts and residential remodeling have decreased in slow economic periods. In addition, residential construction activity can impact the level of non-residential construction activity. Other factors impacting the level of activity in the non-residential and residential construction markets include:

  •
  changes in interest rates;

  •
  unemployment rates;

  •
  high foreclosure rates and unsold/foreclosure inventory;

  •
  unsold new housing inventory;

  •
  availability of financing (including the impact of disruption in the mortgage markets);

  •
  adverse changes in industrial economic outlook;

  •
  a decrease in the affordability of homes;

  •
  vacancy rates;

  •
  capacity utilization;

  •
  capital spending;

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  commercial investment;

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  corporate profitability;

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  local, state and federal government regulation; and

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  shifts in populations away from the markets that we serve.

        Infrastructure spending depends largely on interest rates, availability and commitment of public funds for municipal spending, capacity utilization and general economic conditions. In the maintenance, repair and operations market, the level of activity depends largely on the number of units and occupancy rates within multifamily, hospitality, healthcare and institutional facilities markets. Because all of our markets are sensitive to changes in the economy, downturns (or lack of substantial improvement) in the economy in any region in which we operate have adversely affected and could continue to adversely affect our business, financial condition and results of operations. For example, we distribute many of our products to waterworks contractors in connection with non-residential, residential and industrial construction projects. The water and wastewater transmission products industry is affected by changes in economic conditions, including national, regional and local standards in construction activity, and the amount spent by municipalities on waterworks infrastructure. While we operate in many markets in the United States and Canada, our business is particularly impacted by changes in the economies of California, Texas and Florida, which represented approximately 15%, 13% and 9%, respectively, in net sales for fiscal 2012.

        In addition, the markets in which we compete are sensitive to general business and economic conditions in the United States and worldwide, including availability of credit, interest rates, fluctuations in capital, credit and mortgage markets, and business and consumer confidence. Adverse developments in global financial markets and general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including our ability and the ability of our customers and suppliers to access capital. There was a significant decline in economic growth, both in the United States and worldwide, that began in the second half of 2007 and continued through 2009. In addition, volatility and disruption in the capital markets during that period reached unprecedented levels, with stock markets falling dramatically and credit becoming very expensive or unavailable to many companies without regard to those companies' underlying financial strength. As a result of these developments, many lenders and institutional investors reduced, and in some cases, ceased to provide funding to borrowers. Although there have been some indications of stabilization in the general economy and certain industries and markets in which we operate, there can be no guarantee that any improvement in these areas will continue or be sustained.

We have been, and may continue to be, adversely impacted by the decline in the new residential construction market since its peak in 2005.

        Most of our business units are dependent to varying degrees upon the new residential construction market. The homebuilding industry has undergone a significant decline from its peak in 2005. According to the U.S. Census Bureau, actual single family housing starts in the U.S. during 2012 increased 24% from 2011 levels, but remain 69% below their peak in 2005. The multi-year downturn in the homebuilding industry has resulted in a substantial reduction in demand for our products and services, which in turn had a significant adverse effect on our business and operating results during fiscal years 2008 to 2012, as compared to peak levels. In addition, the mortgage markets continue to experience disruption and reduced availability of mortgages for potential homebuyers due to more restrictive standards to qualify for mortgages, including with respect to new home construction loans.

        We cannot predict the duration of the current housing industry market conditions, or the timing or strength of any future recovery of housing activity in our markets. We also cannot provide any assurances that the homebuilding industry will recover to historical levels, or that the operational strategies we have implemented to address the current market conditions will be successful. Continued weakness in the new residential construction market would have a significant adverse effect on our business, financial condition and operating results. In addition, because of these factors, there may be fluctuations in our operating results, and the results for any historical period may not be indicative of results for any future period.

The non-residential construction market continues to experience a downturn which could materially and adversely affect our business, liquidity and results of operations.

        Many of our business units are dependent on the non-residential construction market and the slowdown and volatility of the United States economy in general is having an adverse effect on our business units that serve this industry. According to the U.S. Census Bureau, actual non-residential construction put-in-place in the U.S. during 2012 increased 8% from 2011 levels, but remains 12% lower than 2009 levels. From time to time, our business units that serve the non-residential construction market have also been adversely affected in various parts of the country by declines in non-residential construction starts due to, among other things, changes in tax laws affecting the real estate industry, high interest rates and the level of residential construction activity. Continued uncertainty about current economic conditions will continue to pose a risk to our business units that serve the non-residential construction market as participants in this industry may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a continued material negative effect on the demand for our products and services.

        We cannot predict the duration of the current market conditions, or the timing or strength of any future recovery of non-residential construction activity in our markets. Continued weakness in the non-residential construction market would have a significant adverse effect on our business, financial condition and operating results. In addition, because of these factors, there may be fluctuations in our operating results, and the results for any historical period may not be indicative of results for any future period.

Residential renovation and improvement activity levels may not return to historic levels which may negatively impact our business, liquidity and results of operations.

        Certain of our business units rely on residential renovation and improvement (including repair and remodeling) activity levels. Unlike most previous cyclical declines in new home construction in which we did not experience comparable declines in our home improvement business units, the recent economic decline adversely affected our home improvement business units as well. According to Moody's Economy.com, residential improvement project spending in the United States increased 10% in 2012, but remains 14% below its peak in 2006. Continued high unemployment levels, high mortgage delinquency and foreclosure rates, limitations in the availability of mortgage and home improvement financing and significantly lower housing turnover, may continue to limit consumers' spending, particularly on discretionary items, and affect their confidence level leading to continued reduced spending on home improvement projects.

        We cannot predict the timing or strength of a significant recovery in these markets. Continued depressed activity levels in consumer spending for home improvement and new home construction will continue to adversely affect our results of operations and our financial position. Furthermore, continued economic weakness may cause unanticipated shifts in consumer preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer and our customers and could adversely affect our operating performance.

We may be unable to achieve or maintain profitability.

        We have set goals to achieve profitability and if achieved, to progressively improve our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. For the fiscal years 2012, 2011 and 2010 we had net losses of $1,179 million, $543 million and $609 million, respectively. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

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  grow our revenue through organic growth or through acquisitions;

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  improve our revenue mix by investing (including through acquisitions) in businesses that provide higher margins than we have been able to generate historically;

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  achieve improvements in purchasing or to maintain or increase our rebates from vendors through our vendor consolidation and/or low-cost country initiatives;

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  improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;

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  maintain or reduce our overhead and support expenses as we grow;

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  effectively evaluate future inventory reserves;

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  collect monies owed from customers;

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  maintain relationships with our significant customers; and

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  integrate any businesses acquired.

        Any of these failures or delays may adversely affect our ability to increase our profitability.

We may be required to take impairment charges relating to our operations which could impact our future operating results.

        As of February 3, 2013, goodwill represented approximately 43% of our total assets. Goodwill is not amortized and is subject to impairment testing at least annually using a fair value based approach. The identification and measurement of impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and other valuation techniques. Future cash flows can be affected by changes in industry or market conditions among other things.

        The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The annual impairment test resulted in no impairment of goodwill during fiscal 2012, fiscal 2011 or fiscal 2010. However, during the fourth quarter of fiscal 2012, our Crown Bolt business reached an agreement to amend and extend its strategic purchase agreement with Home Depot. While the amendment extends the agreement five years through fiscal 2019, retaining Crown Bolt as the exclusive supplier of certain products to Home Depot, it eliminates the minimum purchase requirement and adjusted future pricing. These changes resulted in a reduction of expected future cash proceeds from Home Depot. We, therefore, considered this amendment a triggering event and, as such, we performed an additional goodwill impairment analysis for Crown Bolt. As a result of the analysis, we recorded a non-cash, pre-tax goodwill impairment charge of $150 million during the fourth quarter of fiscal 2012.

        We cannot accurately predict the amount and timing of any impairment of assets. In addition to the goodwill impairment charge we recorded in fiscal 2012, we may be required to take additional goodwill or other asset impairment charges relating to certain of our reporting units and asset groups, if weakness in the non-residential and/or residential construction markets and/or the general U.S. economy continues. Similarly, certain company transactions, such as the amendment to the Crown Bolt strategic purchase agreement with Home Depot, could result in additional goodwill impairment charges being recorded. Any such non-cash charges would have an adverse effect on our financial results.

In view of the general economic downturn in the United States, we may be required to close under-performing locations.

        We may have to close under-performing branches from time to time as warranted by general economic conditions and/or weakness in the industries in which we operate. For example, during the economic downturn from 2007 through fiscal 2010, we closed branches and terminated employees as part of our restructuring plans during that timeframe. Any future facility closures could have a significant adverse effect on our financial condition, operating results and cash flows.

We occupy most of our facilities under long-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a facility, we remain obligated under the applicable lease.

        Most of our facilities are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from 3 to 5 years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close or idle a facility, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term. Over the course of the last three fiscal years, we closed or idled facilities for which we remain liable on the lease obligations. Our obligation to continue making rental payments in respect of leases for closed or idled facilities could have a material adverse effect on our business and results of operations.

The industries in which we operate are highly competitive and fragmented, and demand for our products and services could decrease if we are not able to compete effectively.

        The markets in which we operate are fragmented and highly competitive. Our competition includes other distributors and manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. To a limited extent, retailers of electrical fixtures and supplies, building materials, maintenance, repair and operations supplies and contractors' tools also compete with us. We also expect that new competitors may develop over time as internet-based enterprises become more established and reliable and refine their service capabilities. Competition varies depending on product line, customer classification and geographic area.

        We compete with many local, regional and, in several markets and product categories, other national distributors. Several of our competitors in one or more of our business units have substantially greater financial and other resources than us. No assurance can be given that we will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that could materially adversely affect our business, financial condition and results of operations. Furthermore, our success will depend, in part, on our ability to maintain our market share and gain market share from competitors.

        In addition, contracts with municipalities are often awarded and renewed through periodic competitive bidding. We may not be successful in obtaining or renewing these contracts, which could be harmful to our business and financial performance.

Our competitors continue to consolidate, which could cause markets to become more competitive and could negatively impact our business.

        Our competitors in the United States and Canada are consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause markets to become more competitive as greater economies of scale are achieved by distributors. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer distributors as the remaining distributors become larger and capable of being a consistent source of supply.

        There can be no assurance that we will be able to take advantage effectively of this trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain operating margins and could also increase competition for our acquisition targets and result in higher purchase price multiples. Furthermore, as our industrial and construction customers face increased foreign competition and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects in these markets.

The loss of any of our significant customers could adversely affect our financial condition.

        Our ten largest customers generated approximately 8% of our Net sales in fiscal 2012, and our largest customer, Home Depot, accounted for approximately 4% of our Net sales in that same period. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at historical levels. During the economic downturn, some of our customers reduced their operations. For example, some homebuilder customers exited or severely curtailed building activity in certain of our markets. There is no assurance that our customers will determine to increase their operations or return to historic levels. Slow economic recovery could continue to have a significant adverse effect on our financial condition, operating results and cash flows.

        In addition, consolidation among customers could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers, a significant customer's decision to purchase our products in significantly lower quantities than they have in the past, or deterioration in our relationship with any of them could significantly affect our financial condition, operating results and cash flows. For example, during fiscal 2012 our Crown Bolt business agreed to an amendment of its strategic purchase agreement with Home Depot. While the amendment extends the agreement five years through fiscal 2019, it eliminated the minimum purchase requirement and adjusts future pricing. These changes resulted in a reduction of expected future cash proceeds from Home Depot. We, therefore, considered this amendment a triggering event and, as such, we performed an additional goodwill impairment analysis for Crown Bolt. As a result of the analysis, we recorded a non-cash, pre-tax goodwill impairment charge of $150 million during the fourth quarter of fiscal 2012.

        Generally, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on our financial condition, operating results and cash flows.

The majority of our net sales are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the industry and geographic areas in which they operate, and the failure to collect monies owed from customers could adversely affect our financial condition.

        The majority of our Net sales volume in fiscal 2012 was facilitated through the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the industry in the areas where they operate. Our business units offer credit to customers, either through unsecured credit that is based solely upon the creditworthiness of the customer, or secured credit for materials sold for a specific job where the security lies in lien rights associated with the material going into the job. The type of credit offered depends both on the financial strength of the customer and the nature of the business in which the customer is involved. End users, resellers and other non-contractor customers generally purchase more on unsecured credit than secured credit. The inability of our customers to pay off their credit lines in a timely manner, or at all, would adversely affect our financial condition, operating results and cash flows. Furthermore, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward.

        Because we depend on the creditworthiness of certain of our customers, if the financial condition of our customers declines, our credit risk could increase. Significant contraction in our markets, coupled with tightened credit availability and financial institution underwriting standards, could adversely affect certain of our customers. Should one or more of our larger customers declare bankruptcy, it could adversely affect the collectability of our accounts receivable, bad debt reserves and net income.

We are subject to competitive pricing pressure from our customers.

        Certain of our largest customers historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented building products supply industry. The economic downturn has resulted in increased pricing pressures from our customers. If we are unable to generate sufficient cost savings to offset any price reductions, our financial condition, operating results and cash flows may be adversely affected.

We may not achieve the acquisition component of our growth strategy.

        Acquisitions may continue to be an important component of our growth strategy; however, there can be no assurance that we will be able to continue to grow our business through acquisitions as we have done historically or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the incurrence of debt and contingent liabilities, an increase in interest expense and amortization expense and significant charges relative to integration costs. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations will be adversely affected if we overpay for acquisitions.

        Acquisitions involve a number of special risks, including:

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  problems implementing disclosure controls and procedures for the newly acquired business;

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  unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;

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  potential adverse short-term effects on operating results through increased costs or otherwise;

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  diversion of management's attention and failure to recruit new, and retain existing, key personnel of the acquired business;

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  failure to successfully implement infrastructure, logistics and systems integration;

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  our business growth could outpace the capability of our systems; and

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  the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

A range of factors may make our quarterly revenues and earnings variable.

        We have historically experienced, and in the future expect to continue to experience, variability in revenues and earnings on a quarterly basis. The factors expected to contribute to this variability include, among others: (i) the cyclical nature of some of the markets in which we compete, including the non-residential and residential construction markets, (ii) general economic conditions in the various local markets in which we compete, (iii) the pricing policies of our competitors, (iv) the production schedules of our customers and (v) the effects of the weather. These factors, among others, make it difficult to project our operating results on a consistent basis, which may affect the price of our common stock.

The maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets are seasonal and cyclical.

        Although weather patterns affect our operating results throughout the year, adverse weather historically has reduced construction and maintenance and repair activity in our first and fourth fiscal quarters. In contrast, our highest volume of Net sales historically has occurred in our second fiscal quarter. To the extent that hurricanes, severe storms, floods, other natural disasters or similar events occur in the geographic regions in which we operate, our business may be adversely affected. In addition, most of our business units experience seasonal variation as a result of the dependence of our customers on suitable weather to engage in construction, maintenance and renovation and improvement projects. For example, White Cap sells products used primarily in the non-residential and residential construction industry. Generally, during the winter months, construction activity declines due to inclement weather and shorter daylight hours. As a result, operating results for the business units that experience such seasonality may vary significantly from period to period. We anticipate that fluctuations from period to period will continue in the future.

        Disruptions at distribution centers or shipping ports, due to events such as work stoppages, the flooding from Hurricane Sandy in 2012, as well as disruptions caused by tornadoes, blizzards and other storms from time to time, may affect our ability to both maintain key products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations.

        In addition, infrastructure spending and the non-residential and residential construction markets are subject to cyclical market pressures. The length and magnitude of these cycles have varied over time and by market. Prices of the products we sell are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation and trade policies, as well as from periodic delays in the delivery of our products. We have a limited ability to control the timing and amount of changes to prices that we pay for our products. In addition, the supply of our products fluctuates based on available manufacturing capacity. A shortage of capacity, or excess capacity, in the industry can result in significant increases or declines in market prices for those products, often within a short period of time. Such price fluctuations can adversely affect our financial condition, operating results and cash flows.

Fluctuating commodity prices may adversely impact our results of operations.

        The cost of steel, aluminum, copper, ductile iron, polyvinyl chlorides ("PVC") and other commodities used in the products we distribute can be volatile. Although we attempt to resist cost increases by our suppliers and to pass on increased costs to our customers, we are not always able to do so quickly or at all. In addition, if prices decrease for commodities used in products we distribute, we may have inventories purchased at higher prices than prevailing market prices. Significant fluctuations in the cost of the commodities used in products we distribute have in the past adversely affected, and in the future may adversely affect, our results of operations and financial condition.

If petroleum prices increase, our results of operations could be adversely affected.

        Petroleum prices have fluctuated significantly in recent years. Prices and availability of petroleum products are subject to political, economic and market factors that are outside our control. Political events in petroleum-producing regions as well as hurricanes and other weather-related events may cause the price of fuel to increase. Within several of our business units, we deliver a significant volume of products to our customers by truck. Our operating profit will be adversely affected if we are unable to obtain the fuel we require or to fully offset the anticipated impact of higher fuel prices through increased prices or fuel surcharges to our customers. Besides passing fuel costs on to customers, we have not entered into any hedging arrangements that protect against fuel price increases and we do not have any long-term fuel purchase contracts. If shortages occur in the supply of necessary petroleum products and we are not able to pass along the full impact of increased petroleum prices to our customers, our results of operations would be adversely affected.

Product shortages may impair our operating results.

        Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers or other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of our key supplier agreements, could adversely impact our financial condition, operating results and cash flows. In addition, supply interruptions could arise from shortages of raw materials (including petroleum products), labor disputes or weather conditions affecting products or shipments, transportation disruptions or other factors beyond our control. Short- and long-term disruptions in our supply chain would result in a need to maintain higher inventory levels as we replace similar product, a higher cost of product and ultimately a decrease in our Net sales and profitability. A disruption in the timely availability of our products by our key suppliers would result in a decrease in our revenues and profitability, especially in our business units with supplier concentration, such as our Waterworks business. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, would put pressure on our operating margins and have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected.

        We buy our products and supplies from suppliers located throughout the world. These suppliers manufacture and source products from the United States and abroad. Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers' control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. Our suppliers' ability to deliver products may also be affected by financing constraints caused by credit market conditions, which could negatively impact our revenue and cost of products sold, at least until alternate sources of supply are arranged.

        In addition, since some of the products that we distribute are produced in foreign countries, we are dependent on long supply chains for the successful delivery of many of our products. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as political instability, the financial instability of suppliers, suppliers' noncompliance with applicable laws, trade restrictions, labor disputes, currency fluctuations, changes in tariff or import policies, severe weather, terrorist attacks and transport capacity and cost may disrupt these supply chains and our ability to access products and supplies. For example, if the government of China were to reduce or withdraw the tax benefits they provide our Chinese suppliers, the cost of some of our products may increase and our margins could be reduced. We expect more of our products will be imported in the future, which will further increase these risks. If we increase the percentage of our products that are sourced from lower-cost countries, these risks will be amplified. Moreover, these risks will be amplified by our ongoing efforts to consolidate our supplier base across our business units. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our Net sales and profitability.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

        A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with Net sales. Consequently, a percentage decline in our Net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our Net sales would cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including through sales or other disposals of excess assets. Our failure to rationalize our fixed assets in the time, and within the costs, we expect could have an adverse effect on our results of operations and financial condition.

A change in our product mix could adversely affect our results of operations.

        Our results may be affected by a change in our product mix. Our outlook, budgeting and strategic planning assume a certain product mix of sales. If actual results vary from this projected product mix of sales, our financial results could be negatively impacted.

The impairment or failure of financial institutions may adversely affect us.

        We have exposure to counterparties with which we execute transactions, including U.S. and foreign commercial banks, insurance companies, investment banks, investment funds and other financial institutions. Many of these transactions could expose us to risk in the event of the bankruptcy, receivership, default or similar event involving a counterparty. While we have not realized any significant losses to date, the bankruptcy, receivership, default or similar event involving one of our financial institution counterparties could have a material adverse impact on our access to funding or our ability to meet our financing agreement obligations.

The development of alternatives to distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.

        Our customers could begin purchasing more of their product needs directly from manufacturers, which would result in decreases in our Net sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and sell more products directly to our customers, which also would negatively impact our business. For example, multiple municipalities may outsource their entire waterworks systems to a single company, thereby increasing such company's leverage in the marketplace and its ability to buy directly from suppliers, which may have a material adverse effect on our operating results.

        In addition to these factors, our customers may elect to establish their own building products manufacturing and distribution facilities, or give advantages to manufacturing or distribution intermediaries in which they have an economic stake. These changes in the supply chain could adversely affect our financial condition, operating results and cash flows.

Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

        Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

Anti-terrorism measures and other disruptions to the transportation network could impact our distribution system and our operations.

        Our ability to provide efficient distribution of products to our customers is an integral component of our overall business strategy. In the aftermath of terrorist attacks in the United States, federal, state and local authorities have implemented and continue to implement various security measures that affect many parts of the transportation network in the United States and abroad. Our customers typically need quick delivery and rely on our on-time delivery capabilities. If security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers, or may incur increased expenses to do so.

Interruptions in the proper functioning of IT systems could disrupt operations and cause unanticipated increases in costs or decreases in revenues, or both.

        Because we use our information systems to, among other things, manage inventories and accounts receivable, make purchasing decisions and monitor our results of operations, the proper functioning of our IT systems is critical to the successful operation of our business. Although our IT systems are protected through physical and software safeguards and remote processing capabilities exist, IT systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business units would be adversely affected.

        Third-party service providers are responsible for managing a significant portion of our information systems. Our business and results of operations may be adversely affected if the third-party service provider does not perform satisfactorily.

The implementation of our technology initiatives could disrupt our operations in the near term, and our technology initiatives might not provide the anticipated benefits or might fail.

        We have made, and will continue to make, significant technology investments in each of our business units and in our administrative functions. Our technology initiatives are designed to streamline our operations to allow our associates to continue to provide high quality service to our customers and to provide our customers a better experience, while improving the quality of our internal control environment. The cost and potential problems and interruptions associated with the implementation of our technology initiatives could disrupt or reduce the efficiency of our operations in the near term. In addition, our new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits or the technology might fail altogether.

We may experience a failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result cyber attacks or information security breaches.

        Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

Our costs of doing business could increase as a result of changes in U.S. federal, state or local regulations.

        Our operations are principally affected by various statutes, regulations and laws in the 46 U.S. states and nine Canadian provinces in which we operate. While we are not engaged in a regulated industry, we are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices (including pensions), competition, immigration and other matters. Additionally, building codes may affect the products our customers are allowed to use, and consequently, changes in building codes may affect the saleability of our products. Changes in U.S. federal, state or local regulations governing the sale of some of our products could increase our costs of doing business. In addition, changes to U.S. federal, state and local tax regulations could increase our costs of doing business. We cannot provide assurance that we will not incur material costs or liabilities in connection with regulatory requirements.

        We deliver products to many of our customers through our own fleet of vehicles. The U.S. Department of Transportation (the "DOT") regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service could increase our costs, which, if we are unable to pass these cost increases on to our customers, would reduce our gross margins, increase our Selling, general and administrative expenses and reduce our Net income (loss).

        We cannot predict whether future developments in law and regulations concerning our business units will affect our business, financial condition and results of operations in a negative manner. Similarly, we cannot assess whether our business units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect our business, financial condition or results of operations.

We will need to begin disclosing our use of 'conflict minerals' in certain of the products we distribute, which will impose costs on us and could raise reputational and other risks.

        The SEC has promulgated final rules in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding disclosure of the use of certain minerals, known as 'conflict minerals', that are mined from the Democratic Republic of the Congo and adjoining countries. These new requirements will require due diligence efforts in fiscal year 2013 and thereafter, with initial disclosure requirements effective in May 2014. There will be costs associated with complying with these disclosure requirements, including costs to determine which of our products are subject to the new rules and the source of any 'conflict minerals' used in those products. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in those products. Also, we may face reputational challenges if we are unable to verify the origins for all metals used in products through the procedures we may implement. We may also encounter challenges to satisfy customers that may require all of the components of products purchased to be certified as conflict free. If we are not able to meet customer requirements, customers may choose to disqualify us as a distributor.

The nature of our business exposes us to construction defect and product liability claims as well as other legal proceedings.

        We rely on manufacturers and other suppliers to provide us with the products we sell and distribute. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute and install. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems or to have caused personal injury, subjecting us to potential claims from customers or third parties. We have been subject to such claims in the past, which have been resolved without material financial impact. We are currently involved in construction defect and product liability claims relating to our various construction trades and the products we distribute and manufacture and relating to products we have installed. In certain situations, we have undertaken to voluntarily remediate any defects, which can be a costly measure. We also operate a large fleet of trucks and other vehicles and therefore face the risk of traffic accidents.

        While we currently maintain insurance coverage to address a portion of these types of liabilities, we cannot make assurances that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Further, while we seek indemnification against potential liability for products liability claims from relevant parties, including but not limited to manufacturers and suppliers, we cannot guarantee that we will be able to recover under such indemnification agreements. Moreover, as we increase the number of private label products we distribute, our exposure to potential liability for products liability claims may increase. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and accordingly result in a decline in revenues and profitability. In addition, uncertainties with respect to the Chinese legal system may adversely affect us in resolving claims arising from our proprietary brand products manufactured in China. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Finally, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and our Company.

        From time to time, we are also involved in government inquiries and investigations, as well as class action, consumer, employment, tort proceedings and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies, including environmental remediation and other proceedings commenced by government authorities. The outcome of some of these legal proceedings and other contingencies could require us to take, or refrain from taking, actions which could adversely affect our operations or could require us to pay substantial amounts of money. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management's attention and resources from other matters. We have been informed that the Office of the United States Attorney for the Northern District of New York is conducting an investigation related to the activities of certain disadvantaged business enterprises. In May of 2011, in connection with that investigation, the government executed a search of an entity from which Waterworks purchased assets shortly before the search was executed. On June 20, 2012, in connection with that same investigation, the government executed search warrants at two Waterworks branches. The Company was updated by the government on its investigation in March 2013 and continues to cooperate with the investigation. While the Company cannot predict the outcome, it believes a potential loss on this matter is reasonably possible but due to the current state of the investigation it is not able to estimate a range of potential loss.

If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

        We provide workers' compensation, automobile and product/general liability coverage through a high deductible insurance program. In addition, we provide medical coverage to some of our employees through a self-insured preferred provider organization. Though we believe that we have adequate insurance coverage in excess of self-insured retention levels, our results of operations and financial condition may be adversely affected if the number and severity of insurance claims increases.

We may see increased costs arising from health care reform.

        In March 2010, the United States government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates which began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. Therefore, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects of the health reform legislation include increased costs, exposure to expanded liability and requirements for us to revise ways in which we provide healthcare and other benefits to our employees. As a result, our results of operations, financial position and cash flows could be materially adversely affected.

Our success depends upon our ability to attract, train and retain highly qualified associates and key personnel.

        To be successful, we must attract, train and retain a large number of highly qualified associates while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. We compete with other businesses for these associates and invest significant resources in training and motivating them. There is no assurance that we will be able to attract or retain highly qualified associates in the future, including, in particular, those employed by companies we acquire. A very small proportion of our employees are currently covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on us have not been significant. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, the effect on us may be negative. Any inability by us to negotiate acceptable new contracts under these collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs. Labor relations matters affecting our suppliers of products and services could also adversely affect our business from time to time.

        In addition, our business results depend largely upon our chief executive officer and senior management team as well as our branch managers and sales personnel, including those of companies recently acquired, and their experience, knowledge of local market dynamics and specifications and long-standing customer relationships. We customarily sign employment letters providing for an agreement not to compete with key personnel of companies we acquire in order to maintain key customer relationships and manage the transition of the acquired business. Our inability to retain or hire qualified branch managers or sales personnel at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully operate our business and result in lower operating results and profitability.

Fluctuations in foreign currency exchange rates may significantly reduce our revenues and profitability.

        As an industrial distributor of manufactured products, our profitability is tied to the prices we pay to the manufacturers from which we purchase our products. Some of our suppliers price their products in currencies other than the U.S. dollar or incur costs of production in non-U.S. currencies. Accordingly, depreciation of the U.S. dollar against foreign currencies increases the prices we pay for these products. Even short-term currency fluctuations could adversely impact revenues and profitability if we are unable to pass higher supply costs on to our customers. Our delayed ability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted.

        Our ability to compete effectively depends, in part, upon our ability to protect and preserve proprietary aspects of our intellectual property, including our trademarks and customer lists. The use of our intellectual property or similar intellectual property by others could adversely impact our ability to compete, cause us to lose Net sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

        Also, we cannot be certain that the products that we sell do not and will not infringe issued patents or other intellectual property rights of others. Further, we are subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties by us or our customers in connection with their use of the products that we distribute. Should we be found liable for infringement, we (or our suppliers) may be required to enter into licensing agreements (if available on acceptable terms or at all) or pay damages and cease making or selling certain products. Moreover, we may need to redesign or sell different products to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs, prevent us from selling our products or negatively impact our ability to compete.

Income tax payments may ultimately differ from amounts currently recorded by us. Future tax law changes may materially increase our prospective income tax expense.

        We are subject to income taxation in many jurisdictions in the U.S. as well as foreign jurisdictions. Judgment is required in determining our worldwide income tax provision and, accordingly, there are many transactions and computations for which our final income tax determination is uncertain. We are routinely audited by income tax authorities in many tax jurisdictions. Although we believe the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement. Additionally, it is possible that future income tax legislation in any jurisdiction to which we are subject may be enacted that could have a material impact on our worldwide income tax provision beginning with the period that such legislation becomes effective.

        We carried back tax net operating losses ("NOL") from our tax years ended on February 3, 2008 and February 1, 2009 to tax years during which we were a member of Home Depot's U.S. federal consolidated tax group. As a result of those NOL carrybacks, Home Depot received cash refunds from the Internal Revenue Service ("IRS") in the amount of approximately $354 million. Under an agreement (the "Tax Cooperation Agreement") between HD Supply and Home Depot, Home Depot paid to us the refund proceeds resulting from the NOL carrybacks. In connection with an audit of our U.S. federal income tax returns filed for the tax years ended on February 3, 2008 and February 1, 2009, the IRS has disallowed certain deductions claimed by us. In May 2012, the IRS issued a formal Revenue Agent's Report ("RAR") challenging approximately $299 million (excluding interest) of the cash refunds resulting from our NOL carrybacks. In January 2013, the IRS issued a revised RAR reducing the challenge to approximately $131 million (excluding interest) of cash refunds from our carrybacks. The issuance of the January 2013 revised RAR formally revoked the original May 2012 RAR and reduced the amount of cash refunds the IRS is currently challenging by $168 million. As of May 5, 2013, we estimate the interest to which the IRS would be entitled, if successful in all claims, to be approximately $16 million. If the IRS is ultimately successful with respect to the proposed adjustments, pursuant to the terms of the Tax Cooperation Agreement, we would be required to reimburse Home Depot an amount equal to the disallowed refunds plus related interest. If the IRS is successful in defending its positions with respect to the disallowed deductions, certain of those disallowed deductions may be available to us in the form of increases in our deferred tax assets by approximately $63 million before any valuation allowance. We believe that our positions with respect to the deductions and the corresponding NOL carrybacks are supported by, and consistent with, applicable tax law. In collaboration with Home Depot, we have challenged the proposed adjustments by filing a formal protest with the Office of Appeals Division within the IRS. During the administrative appeal period and as allowed under statute, we intend to vigorously defend our positions rather than pay any amount related to the proposed adjustments. In the event of an unfavorable outcome at the Office of Appeals, we will strongly consider litigating the matter in U.S. Tax Court. The unpaid assessment would continue to accrue interest at the statutory rate until resolved. If we are ultimately required to pay a significant amount related to the proposed adjustments to Home Depot pursuant to the terms of the Tax Cooperation Agreement (or to the IRS), our cash flows, future results of operations and financial positions could be affected in a significant and adverse manner.

Our NOL carryforwards could be limited if we experience an ownership change as defined in the Internal Revenue Code.

        As of May 5, 2013, we have U.S. federal NOL carryforwards of $2.25 billion ($787 million on a tax-effected basis), comprised of $1.82 billion ($636 million on a tax-effected basis) of U.S. federal NOL carryforwards at the end of fiscal 2012 and U.S. federal income tax losses of $430 million for the first quarter of fiscal 2013 ($151 million on a tax-effected basis). Such NOL carryforwards begin to expire in fiscal 2029. We also have significant state NOL carryforwards, which begin to expire in various years between fiscal 2013 and fiscal 2030. Our ability to deduct these NOL carryforwards against future taxable income could be limited if we experience an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended. In general, an ownership change may result from transactions increasing the aggregate ownership of certain persons (or groups of persons) in our stock by more than 50 percentage points over a testing period (generally three years). While we do not expect this offering to result in an immediate ownership change, future direct or indirect changes in the ownership of our common stock, including sales or acquisitions of our common stock by certain stockholders and purchases and issuances of our common stock by us, some of which are not in our control, could result in an ownership change. Any limitation on the use of our NOL carryforwards could result in the payment of taxes above the amounts currently estimated and have a negative effect on our future results of operations and financial position.

We may not be able to identify new products and new product lines and integrate them into our distribution network, which may impact our ability to compete.

        Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our distribution network could impact our ability to compete. Furthermore, the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations. Our expansion into new markets may present competitive, distribution and regulatory challenges that differ from current ones. We may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business operations and financial results could be negatively affected.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

        Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and the end users of our products, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances. Violations of these laws and regulations or non-compliance with any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. We could be held liable for the costs to address contamination of any real property we have ever owned, operated or used as a disposal site. We could also incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws in connection with releases of hazardous or other materials. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have material adverse effect on our business, financial condition or results of operations. See "Business—Legal Proceedings."

We may be affected by global climate change or by legal, regulatory or market responses to such potential change.

        Concern over climate change, including the impact of global warming, has led to significant federal, state, and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. For example, in the past several years, the U.S. Congress has considered various bills that would regulate GHG emissions. While these bills have not yet received sufficient Congressional support for enactment, some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency, spurred by judicial interpretation of the Clean Air Act, may regulate GHG emissions, especially diesel engine emissions, and this could impose substantial costs on us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our internal fleet of trucks and other vehicles prematurely. In addition, new laws or future regulation could directly and indirectly affect our customers and suppliers (through an increase in the cost of production or their ability to produce satisfactory products) and our business (through the impact on our inventory availability, cost of sales, operations or demands for the products we sell). Until the timing, scope and extent of any future regulation becomes known, we cannot predict its effect on our cost structure or our operating results. Notwithstanding our dedication to being a responsible corporate citizen, it is reasonably possible that such legislation or regulation could impose material costs on us. Moreover, even without such legislation or regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies involved in the transportation of goods could harm our reputation and reduce customer demand for our products and services.

Our failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial position and results of operations.

        Upon completion of this offering, we will be required to evaluate the effectiveness of our disclosure controls and internal control over financial reporting on a periodic basis and publicly disclose the results of these evaluations and related matters, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These reporting and other obligations place significant additional demands on our management and administrative and operational resources, including our accounting resources, which could adversely affect our operations among other things. To comply with these requirements, we have upgraded, and are continuing to upgrade our systems, including information technology, implemented additional financial and management controls, reporting systems and procedures. We cannot be certain that we will be successful in maintaining adequate control over our financial reporting and financial processes. Furthermore, as we grow our business, our disclosure controls and internal controls will become more complex, and we may require significantly more resources to ensure that these controls remain effective. If we are unable to continue upgrading our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, additional management and other resources of our Company may need to be devoted to assist in compliance with the disclosure and financial reporting requirements and other rules that apply to reporting companies, which could adversely affect our business, financial position and results of operations.

        We have not been required to have and have not had our independent registered public accounting firm perform an evaluation of our internal control over financial reporting as of the end of our last fiscal year in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, additional control deficiencies may have been identified by our independent registered public accounting firm and those control deficiencies could have also represented one or more material weaknesses.

Future changes in financial accounting standards may significantly change our reported results of operations.

        GAAP is subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

        Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

        In an exposure draft issued in August 2010 and revised in May 2013, the FASB, together with the International Accounting Standards Board ("IASB"), proposed a comprehensive set of changes in accounting for leases. The lease accounting model contemplated by these changes is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rent payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. We conduct operations primarily under leases that are accounted for as operating leases, with no related assets and liabilities on our balance sheet. The proposed changes would require that substantially all of our operating leases be recognized as assets and liabilities on our balance sheet. The effective date has not been determined. Comments on the revised exposure draft are due by September 13, 2013. Changes in lease accounting rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health, reduce our profitability, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.

        As of May 5, 2013, we had an aggregate principal amount of $6,630 million of outstanding debt, net of unamortized discounts of $22 million and including unamortized premium of $20 million. In fiscal 2012 we incurred $658 million of interest expense.

        The amount of our debt or such other obligations could have important consequences for holders of our common stock, including, but not limited to:

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  a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

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  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and other purposes may be impaired in the future;

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  we are exposed to the risk of increased interest rates because a portion of our borrowings is at variable rates of interest;

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  we may be at a competitive disadvantage compared to our competitors with less debt or with comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;

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  our ability to refinance indebtedness may be limited or the associated costs may increase;

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  our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing may be impaired in the future;

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  it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on and acceleration of such indebtedness;

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  we may be more vulnerable to general adverse economic and industry conditions; and

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  our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures could be limited, or we may be prevented from making capital investments that are necessary or important to our operations in general, growth strategy and efforts to improve operating margins of our business units.

        If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or refinance our debt. We cannot make assurances that we will be able to refinance our debt on terms acceptable to us, or at all. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

        We cannot make assurances that we will be able to refinance any of our indebtedness, or obtain additional financing, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our debt facilities and the indentures governing our outstanding notes restrict our ability to dispose of assets and how we use the proceeds from any such dispositions. We cannot make assurances that we will be able to consummate those dispositions, or if we do, what the timing of the dispositions will be or whether the proceeds that we realize will be adequate to meet our debt service obligations, when due.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

        We may be able to incur significant additional indebtedness in the future, including secured debt. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness, including obligations under lease arrangements that are currently recorded as operating leases even if operating leases were to be treated as debt under GAAP. In addition, our Senior ABL Facility provides a commitment of up to $1.5 billion subject to a borrowing base. As of May 5, 2013, we are able to borrow an additional $744 million under the Senior ABL Facility. If new debt is added to our current debt levels, the related risks that we now face could intensify. See "Description of Certain Indebtedness."

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect the holders of our common stock.

        Our Senior ABL Facility and our Senior Term Facility (together, the "Senior Credit Facilities") contain covenants that, among other things, restrict or limit our subsidiaries' ability to:

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  dispose of assets;

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  incur additional indebtedness (including guarantees of additional indebtedness);

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  prepay or amend our various debt instruments;

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  pay dividends and make certain payments;

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  create liens on assets;

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  engage in certain asset sales, mergers, acquisitions, consolidations or sales of all, or substantially all, of our assets;

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  engage in certain transactions with affiliates; and

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  permit consensual restrictions on our subsidiaries' ability to pay dividends.

        The indentures governing our outstanding notes contain restrictive covenants that, among other things, limit the ability of our subsidiaries to:

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  incur additional debt;

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  pay dividends, redeem stock or make other distributions;

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  make certain investments;

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  create liens;

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  transfer or sell assets;

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  merge or consolidate with other companies; and

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  enter into certain transactions with our affiliates.

        Our ability to comply with the covenants and restrictions contained in the Senior Credit Facilities and the indentures governing our outstanding notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under either the Senior Credit Facilities or the indentures governing our outstanding notes that would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Senior Credit Facilities, could proceed against the collateral securing the secured obligations. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        Although we believe that our current cash position and the additional committed funding available under our Senior ABL Facility is sufficient for our current operations, any reductions in our available borrowing capacity, or our inability to renew or replace our debt facilities, when required or when business conditions warrant, could have a material adverse effect on our business, financial condition and results of operations. The economic conditions, credit market conditions, and economic climate affecting our industry, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. The market conditions and the macroeconomic conditions that affect our industry could have a material adverse effect on our ability to secure financing on favorable terms, if at all.

        We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under the indebtedness outstanding from time to time. Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability.

        A significant portion of our outstanding debt, including under the Senior Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. Each 1% increase in interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $15 million based on balances as of May 5, 2013 and excluding the effect of the interest rate floor on our Senior Term Facility. Assuming all revolving loans were fully drawn, each one percentage point increase in interest rates would result in a $25 million increase in annual cash interest expense on our Senior Credit Facilities, excluding the effect of the interest rate floor on our Senior Term Facility. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness.

We may not be able to repurchase our existing notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes, including our First Priority Notes (as defined below), Second Priority Notes, October 2012 Senior Notes, February 2013 Senior Unsecured Notes and January 2013 Senior Subordinated Notes, until such notes are redeemed in full. Additionally, under the Senior Term Facility and the Senior ABL Facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and terminate their commitments to lend. We may not be able to satisfy the obligations upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. Consequently, we may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase our existing notes may be limited by law. In order to avoid the obligations to repurchase our existing notes and events of default and potential breaches of the credit agreement governing the Senior Term Facility, and the credit agreement governing the Senior ABL Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

Risks Relating to Our Common Stock and This Offering

HD Supply is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

        Our operations are conducted almost entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, our credit facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

        Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

  •
  industry or general market conditions;

  •
  domestic and international economic factors unrelated to our performance;

  •
  changes in our customers' preferences;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

  •
  action by institutional stockholders or other large stockholders (including the Equity Sponsors), including future sales;

  •
  speculation in the press or investment community;

  •
  investor perception of us and our industry;

  •
  changes in market valuations or earnings of similar companies;

  •
  announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

  •
  developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

  •
  failure to complete significant sales;

  •
  any future sales of our common stock or other securities; and

  •
  additions or departures of key personnel.

        In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management's attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of May 5, 2013, upon completion of this offering, we will have 183,770,155 outstanding shares of common stock (or 191,748,878 outstanding shares of common stock, assuming exercise of the underwriters' overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradeable without restriction under the Securities Act unless held by "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding as of May 5, 2013 will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject, in certain cases, to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among us, the representatives of the underwriters and stockholders holding more than 99% of our common stock prior to this offering. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of May 5, 2013, there were stock options outstanding to purchase a total of approximately 14.7 million shares of our common stock. In addition, 14.5 million shares of common stock are reserved for future issuance under our omnibus incentive plan and our employee stock purchase plan.

        We, stockholders holding more than 99% of our common stock prior to this offering, our executive officers and directors have agreed to a "lock-up," meaning that, subject to certain exceptions, neither we nor they will sell any shares of our common stock without the prior consent of the representatives of the underwriters, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, approximately 130 million shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares of Common Stock Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144A. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. The representatives of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See "Underwriting."

        In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage; if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it could prevent you and other stockholders from influencing significant corporate decisions.

        Following the completion of this offering, CD&R, Carlyle and Bain will each beneficially own approximately 19.8% of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, the Equity Sponsors will exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock.

        We entered into a stockholders agreement with certain of our stockholders, including the Equity Sponsors and Home Depot, which contains, among other things, provisions relating to our governance and certain unanimous approval rights. This stockholders agreement provides that the Equity Sponsors are currently entitled to elect (or cause to be elected) nine out of ten of HD Supply's directors, which includes three designees of each Equity Sponsor. One of the directors designated by the Equity Sponsor associated with CD&R shall serve as the chairman. See "Certain Relationships and Related Party Transactions—Stockholders agreement and stockholder arrangements."

        The interests of our existing stockholders, including our Equity Sponsors, may conflict with the interests of our other stockholders. Our Board of Directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director's interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of HD Supply and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

        Following this offering, we will be subject to the reporting and corporate governance requirements, the listing standards of NASDAQ and the Sarbanes-Oxley Act of 2002, that apply to issuers of listed equity, which will impose certain new compliance costs and obligations upon us. The changes necessitated by publicly listing our equity will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

  •
  define and expand the roles and the duties of our Board of Directors and its committees; and

  •
  institute more comprehensive compliance, investor relations and internal audit functions.

        In particular, beginning with the year ending February 1, 2015 our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. If our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, NASDAQ, or other regulatory authorities.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated by-laws will:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

  •
  establish a classified Board of Directors, as a result of which our board will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

  •
  limit the ability of stockholders to remove directors if the Sponsors collectively cease to own more than 50% of our voting common stock;

  •
  provide that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

  •
  prohibit stockholders from calling special meetings of stockholders if the Sponsors collectively cease to own more than 50% of our voting common stock;

  •
  prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders if the Sponsors collectively cease to own more than 50% of our voting common stock;

  •
  establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

  •
  require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend the by-laws and certain provisions of the certificate of incorporation if the Sponsors collectively cease to own more than 50% of our common stock.

        These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See "Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and By-laws."

        Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The net tangible deficit per share, calculated as of May 5, 2013 and after giving effect to the offering, is $24.01. Investors purchasing common stock in this offering will experience immediate and substantial dilution of $42.01 a share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option, or if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution. See "Dilution."

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We expect to be a "controlled company" within the meaning of the NASDAQ rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After completion of this offering we expect that our Equity Sponsors will hold more than 50% of our common stock. If that occurs, we expect to qualify as a "controlled company" within the meaning of the corporate governance rules of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

        Accordingly, we intend to rely on exemptions from certain corporate governance requirements. As a result, we may not have a majority of independent directors, our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors and the board committees may not be subject to annual performance evaluations. Additionally, we are only required to have one independent audit committee member upon the listing of our common stock on NASDAQ, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

        In addition, we are a party to a stockholders agreement pursuant to which the Equity Sponsors currently have the ability to cause the election of a majority of our Board. Under the terms of the amended and restated stockholders agreement, the affiliates of the Equity Sponsors who are stockholders of HD Supply are entitled to elect (or cause to be elected) nine out of ten of our directors, which will include three designees of each Equity Sponsor. The tenth director is our Chief Executive Officer. The Equity Sponsors, through their stockholder affiliates, will have control over matters requiring stockholder approval and our business. See "Certain Relationships and Related Party Transactions—Stockholders agreement and stockholder arrangements." The concentrated holdings of funds affiliated with the Equity Sponsors, certain provisions of the amended and restated stockholders agreement and the majority of the board being comprised of designees of the Equity Sponsors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of the Equity Sponsors may not always coincide with the interests of the other holders of our common stock. The Equity Sponsors are in the business of making investments in companies, and may from time to time in the future acquire controlling interests in businesses that complement or directly or indirectly compete with certain portions of our business. If the Equity Sponsors pursue such acquisitions in our industry, those acquisition opportunities may not be available to us. We urge you to read the discussions under the headings "Certain Relationships and Related Party Transactions" and "Security Ownership of Certain Beneficial Owners and Management" for further information about the equity interests held by the Equity Sponsors.

 USE OF PROCEEDS

        Assuming that the underwriters do not exercise their option to purchase additional shares, after deducting underwriting discounts and commissions in connection with this offering we expect to receive net proceeds of approximately $917 million. We expect to have estimated offering expenses payable by us of approximately $32 million.

        Assuming that the underwriters do not exercise their option to purchase additional shares, we intend to use the net proceeds from this offering to (i) redeem, repurchase or otherwise acquire or retire approximately $633 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date, (ii) redeem, repurchase or otherwise acquire or retire $185 million of the outstanding October 2012 Senior Notes and to pay accrued and unpaid interest thereon through the redemption date and (iii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $10 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering.

        Alternatively, if the underwriters exercise their option to purchase additional shares such that we receive sufficient net proceeds from the offering to permit us to redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes, we intend to instead use the net proceeds from this offering, together with available cash if necessary, to (i) redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date and (ii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $11 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. We expect to use any remaining proceeds for general corporate purposes.

        The terms of the indenture governing the January 2013 Senior Subordinated Notes provide that at any time and from time to time after July 31, 2013 and on or before July 31, 2014, HDS may at its option redeem January 2013 Senior Subordinated Notes in an aggregate principal amount equal to up to 100% of the January 2013 Senior Subordinated Notes with funds in an equal aggregate amount not exceeding the aggregate proceeds of any one or more qualified public offering, at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest. The January 2013 Senior Subordinated Notes mature on January 15, 2021 and bear interest at a rate of 10.50% per annum. HDS issued the January 2013 Senior Subordinated Notes at par on January 16, 2013, and used the net proceeds of their issuance to redeem all of the remaining $889 million of HDS's outstanding 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and pay (together with $36 million of cash on hand) accrued and unpaid interest thereon through the redemption date.

        The terms of the indenture governing the October 2012 Senior Notes provide that at any time and from time to time prior to October 15, 2015, HDS may at its option redeem October 2012 Senior Notes in an aggregate principal amount equal to up to 35% of original aggregate principal amount of the October 2012 Senior Notes with funds in an equal aggregate amount not exceeding the aggregate proceeds of any one or more equity offerings, at a redemption price equal to 111.50% of the principal amount thereof, plus accrued and unpaid interest. The October 2012 Senior Notes mature on July 15, 2020 and bear interest at a rate of 11.50% per annum. HDS issued the October 2012 Senior Notes at par on October 15, 2012, and used the net proceeds of their issuance to redeem a portion of HDS's outstanding 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and pay accrued and unpaid interest thereon through the redemption date.

        In connection with this offering, we intend either to issue a notice of redemption to holders of the outstanding January 2013 Senior Subordinated Notes and, assuming no or insufficient exercise of the underwriters' option to purchase additional shares, the October 2012 Senior Notes or to repurchase or otherwise acquire or retire January 2013 Senior Subordinated Notes and, assuming no or insufficient exercise of the underwriters' option to purchase additional shares, the October 2012 Senior Notes. This prospectus does not constitute a notice of redemption under the indenture governing the January 2013 Senior Subordinated Notes or the October 2012 Senior Notes nor an offer to tender for, or purchase, any January 2013 Senior Subordinated Notes, October 2012 Senior Notes or any other security.

 DIVIDEND POLICY

        We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Our ability to pay dividends to holders of our common stock is limited by our ability to obtain cash or other assets from our subsidiaries. Further, the covenants in the agreements governing our existing indebtedness, including our Senior Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of May 5, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to (i) the sale by us of 53,191,489 shares of our common stock in this offering at the initial public offering price of $18.00 per share and (ii) the use of the net proceeds therefrom as described in "Use of Proceeds" (assuming no exercise of the underwriters' option to purchase additional shares).

        You should read this table in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of May 5, 2013
	Actual	As Adjusted
	(Dollars in millions, except share and per share amounts)
Cash and cash equivalents	$88	$89

Debt:
Senior ABL Facility	$490	$490
Senior Term Facility, net of amortized discount of $22 million as of May 5, 2013	970	970
First Priority Notes, including unamortized premium of $20 million as of May 5, 2013	1,270	1,270
Second Priority Notes	675	675
October 2012 Senior Unsecured Notes	1,000	815
February 2013 Senior Unsecured Notes	1,275	1,275
January 2013 Senior Subordinated Notes	950	317

Total Long Term Debt (including current portion)	$6,630	$5,812

Stockholders' equity (deficit):
Common stock, par value $0.01 per share, 1,000,000,000 shares authorized: (i) Actual: 130,584,166 shares issued and 130,578,666 shares outstanding and (ii) As adjusted: 183,775,655 shares issued and 183,770,155 shares outstanding	$1	$2
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized; no shares issued and outstanding, Actual and As Adjusted	—	—
Additional paid-in capital	2,698	3,582
Accumulated deficit	(4,416)	(4,470)
Accumulated other comprehensive loss	(3)	(3)

Total stockholders' equity (deficit)	$(1,720)	$(889)

Total capitalization	$4,910	$4,923

        The share information as of May 5, 2013 shown in the table above excludes:

  •
  approximately 14.7 million shares of common stock issuable upon exercise of options outstanding as of May 5, 2013 at a weighted average exercise price of $12.97 per share; and

  •
  14.5 million shares of common stock reserved for future issuance under our omnibus incentive plan and our employee stock purchase plan.

DILUTION

        If you invest in our common stock, the book value of your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering.

        Our net tangible deficit as of May 5, 2013 was $5,298 million, and net tangible deficit per share was $40.57. Net tangible deficit per share before the offering has been determined by dividing net tangible deficit (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at May 5, 2013, after giving effect to a 1-for-2 reverse stock split of our common stock effected on June 12, 2013.

        After giving effect to the sale of shares of our common stock in this offering at the initial public offering price of $18.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible deficit at May 5, 2013 would have been $4,413 million, or $24.01 per share. This represents an immediate decrease in net tangible deficit per share of $16.56 to the existing stockholders and dilution in net tangible book value per share of $42.01 to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Initial public offering price per share		$18.00
Net tangible deficit per share as of May 5, 2013	$(40.57)
Increase per share attributable to this offering	16.56

Net tangible deficit, as adjusted to give effect to this offering		(24.01)

Dilution in net tangible deficit to new investors in this offering		$42.01

        If the underwriters were to exercise their option to purchase additional shares in full, the as adjusted net tangible deficit per share of our common stock after giving effect to this offering would be $22.30 per share. This represents a decrease in the net tangible deficit of $18.27 per share of our common stock to existing stockholders and dilution in net tangible deficit of $40.30 per share of our common stock to new investors in this offering.

        The following table summarizes, as of May 5, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(Shares in thousands)		(Dollars in millions)
Existing stockholders	130,579	71.1%	$2,611	73.2%	$19.99
New investors	53,191	28.9%	957	26.8	$18.00

Total	183,770	100%	$3,568	100%	$19.42

        If the underwriters were to exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders would be 68.1%, and the percentage of shares of common stock held by new investors would be 31.9%.

        The share information as of May 5, 2013 shown in the table above excludes:

  •
  approximately 14.7 million shares of common stock issuable upon exercise of options outstanding as of May 5, 2013 at a weighted average exercise price of $12.97 per share; and

  •
  14.5 million shares of common stock reserved for future issuance under our omnibus incentive plan and our employee stock purchase plan.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our summary consolidated financial data, as of and for the periods indicated. The selected consolidated financial data as of and for the three months ended May 5, 2013 and April 29, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of February 3, 2013 and January 29, 2012 and for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of January 30, 2011 and as of, and for, the fiscal years ended January 31, 2010 and February 1, 2009 are derived from our unaudited consolidated financial statements which are not included in this prospectus.

        This "Selected Consolidated Financial Data" should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our consolidated financial data may not be indicative of our future performance.

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions, except share and per share data)
Consolidated statement of operations data:
Net sales	$2,068	$1,836	$8,035	$7,028	$6,449	$6,313	$8,198
Cost of sales	1,470	1,313	5,715	5,014	4,608	4,545	5,980

Gross profit	598	523	2,320	2,014	1,841	1,768	2,218
Operating expenses:
Selling, general and administrative	439	397	1,661	1,532	1,455	1,453	1,770
Depreciation and amortization	59	83	336	327	341	359	374
Restructuring	—	—	—	—	8	21	31
Goodwill and other intangible asset impairment	—	—	152	—	—	219	867

Total operating expenses	498	480	2,149	1,859	1,804	2,052	3,042

Operating income (loss)	100	43	171	155	37	(284)	(824)
Interest expense	147	166	658	639	623	602	644
Interest income	—	—	—	—	—	—	(3)
Loss (gain) on extinguishment of debt	40	220	709	—	2	(200)	—
Other (income) expense, net	1	—	—	—	(3)	(8)	12

Income (loss) from continuing operations before provision (benefit) for income taxes and discontinued operations	(88)	(343)	(1,196)	(484)	(585)	(678)	(1,477)
Provision (benefit) for income taxes	43	33	3	79	28	(198)	(329)

Income (loss) from continuing operations	(131)	(376)	(1,199)	(563)	(613)	(480)	(1,148)
Income (loss) from discontinued operations, net of tax	—	16	20	20	(6)	(34)	(107)

Net income (loss)	$(131)	$(360)	$(1,179)	$(543)	$(619)	$(514)	$(1,255)

Weighted Average Common Shares Outstanding
Basic and Diluted	130,578,670	130,555,360	130,561,078	130,557,173	130,521,886	130,485,625	130,485,625
Basic and Diluted Earnings Per Share:
Income (loss) from Continuing Operations	$(1.00)	$(2.88)	$(9.18)	$(4.31)	$(4.70)	$(3.68)	$(8.80)
Income (loss) from Discontinued Operations	$—	$0.12	$0.15	$0.15	$(0.05)	$(0.26)	$(0.82)

Net income (loss)	$(1.00)	$(2.76)	$(9.03)	$(4.16)	$(4.74)	$(3.94)	$(9.62)

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions, except share and per share data)
Balance sheet data (end of period):
Cash and cash equivalents(1)	$88	$125	$141	$111	$292	$539	$771
Total assets(2)	6,459	6,322	7,334	6,738	7,089	7,845	9,088
Total debt, less current maturities(3)	6,620	5,504	6,430	5,380	5,239	5,765	6,046
Total stockholders' equity (deficit)	(1,720)	(780)	(1,591)	(428)	96	688	1,175
Other financial data:
Working capital(4)	$1,199	$956	$1,120	$1,012	$1,176	$1,925	$2,071
Adjusted working capital(5)	1,121	839	942	983	894	1,396	1,310
Cash interest expense(6)	139	151	535	457	365	363	397
Adjusted EBITDA(7)	164	133	683	508	411	343	476
Adjusted net income (loss)(7)	(4)	(43)	7	(43)	(68)	(166)	(186)
Capital expenditures	32	22	115	115	49	58	77
Depreciation(8)	26	23	96	85	99	121	130
Amortization of intangibles	34	60	243	244	244	243	251
Return on invested capital(9)	35.8%	26.7%	36.0%	24.6%	16.2%	9.0%	15.0%
Statement of cash flows data:
Cash flows provided by (used in) operating activities, net	$(557)	$(264)	$(681)	$(165)	$551	$69	$548
Cash flows provided by (used in) investing activities, net	905	440	(800)	(6)	(45)	(41)	37
Cash flows provided by (used in) financing activities, net	(401)	(163)	1,511	(10)	(755)	(263)	86

(1)
Cash and cash equivalents as of February 3, 2013 excludes $936 million of cash equivalents that were restricted for the redemption of debt.

(2)
Includes $936 million of Cash equivalents restricted for debt redemption for the fiscal year ended February 3, 2013.

(3)
Includes capital leases and associated discounts and premiums. Excludes $10 million, $8 million, $899 million, $82 million, $10 million, $10 million and $10 million of Current installments of long-term debt for the three months ended May 5, 2013 and April 29, 2012 and the fiscal years ended February 3, 2013, January 29, 2012, January 30, 2011, January 31, 2010 and February 1, 2009, respectively.

(4)
Working capital represents current assets minus current liabilities.

(5)
Adjusted working capital represents current assets, excluding restricted and unrestricted cash and cash equivalents, minus current liabilities, excluding current maturities of long-term debt. Adjusted working capital is not a recognized term under GAAP and does not purport to be an alternative to Working capital. Management believes that Adjusted working capital is useful in analyzing the cash flow and working capital needs of the Company. We exclude restricted and unrestricted cash and cash equivalents and current maturities of long-term debt to evaluate the investment in working capital required to support our business independent of capital structure and financing decisions. For the reconciliation of Working capital, the most directly comparable financial measure under GAAP, to Adjusted working capital for the periods presented, see the table on Return on invested capital within footnote (9) below.

(6)
Cash interest expense is not a recognized term under GAAP and does not purport to be an alternative to interest expense. For additional detail, including a reconciliation from interest expense, the most directly comparable financial measure under GAAP, to cash interest expense for the periods, See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

(7)
Adjusted EBITDA and Adjusted net income (loss) are not recognized terms under GAAP and do not purport to be an alternative to net income (loss) as measures of operating performance. For additional detail, including a reconciliation from net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA and Adjusted net income (loss) for the periods presented, See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

(8)
Depreciation includes amounts recorded within cost of sales.

(9)
Return on invested capital ("ROIC") is not a recognized term under GAAP. We believe ROIC is a meaningful metric for investors because it measures how effectively the Company uses capital to generate operating income.

  We define ROIC as operating income for the four most recently completed fiscal quarters, adjusted for certain non-recurring items and stock-based compensation plus the amortization of intangibles, on a tax-effected basis, as a percent of average total invested capital. Average total invested capital is the average of property and equipment, net, plus Adjusted working capital and certain other assets and liabilities for the last five fiscal quarters. We include in ROIC the amounts related to the businesses we disposed of, and reflect as discontinued operations, for the periods in which we owned them. Although ROIC is a common financial metric, numerous methods exist for calculating ROIC. Accordingly, the method used by our management to calculate ROIC may differ from the methods other companies use to calculate their ROIC. We encourage you to understand the methods used by other companies to calculate ROIC before comparing their ROIC to ours.

  The following table presents the calculation of ROIC for the periods presented:

	Period Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions)
After-tax return:
Operating income (loss)	228	190	171	155	37	(284)	(824)
Adjustments:
Amortization of intangibles	217	243	243	244	244	243	251
Stock-based compensation(i)	14	21	16	20	17	18	14
Management fee and related expenses paid to Equity Sponsors(ii)	5	5	5	5	5	5	6
Restructuring charge(iii)	—	—	—	—	8	21	32
Goodwill and other intangible asset impairment(iv)	152	—	152	—	—	219	867
Other	—	—	—	(1)	—	—	—
Impact of discontinued operations(v)	—	33	8	34	11	1	112

Pre-tax return	616	492	595	457	322	223	458
Tax rate(vi)	39%	39%	39%	39%	39%	39%	39%
Tax expense	(240)	(192)	(232)	(178)	(126)	(87)	(179)

After-tax return	376	300	363	279	196	136	279

Total invested capital (end of period):
Current assets	2,309	2,092	3,163	2,326	2,381	2,802	3,413
Current liabilities	(1,110)	(1,136)	(2,043)	(1,314)	(1,205)	(877)	(1,342)
Working capital	1,199	956	1,120	1,012	1,176	1,925	2,071
Cash and cash equivalents, including restricted cash	(88)	(125)	(1,077)	(111)	(292)	(539)	(771)
Short-term debt(vii)	10	8	899	82	10	10	10

Adjusted working capital	1,121	839	942	983	894	1,396	1,310
Property and equipment, net	397	370	395	398	390	453	545
Other assets	175	122	165	128	176	188	251
Deferred tax liabilities	(106)	(109)	(104)	(111)	(101)	(203)	(194)
Other liabilities	(343)	(353)	(348)	(361)	(448)	(312)	(331)

Total invested capital	1,244	869	1,050	1,037	911	1,522	1,581

Average total invested capital(viii)	1,050	1,126	1,009	1,134	1,212	1,514	1,857

Return on invested capital	35.8%	26.7%	36.0%	24.6%	16.2%	9.0%	15.0%

(i)
Represents the stock-based compensation costs for stock options.

(ii)
We entered into consulting agreements whereby we have agreed to pay the Equity Sponsors a $4.5 million annual aggregate management fee and related expenses through August 2017. As specified in the agreements, we expect to pay the Equity Sponsors a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. The termination fee represents the estimated net present value of the payments over the estimated term of the consulting agreements.

(iii)
Represents the costs incurred for employee reductions and branch closures or consolidations. These costs include occupancy costs, severance, and other costs incurred to exit a location.

(iv)
Represents the non-cash impairment charge of goodwill and an intangible asset recognized in accordance with Accounting Standards Codification 350, Intangibles—Goodwill and Other.

(v)
Impact of discontinued operations represents the operating income plus amortization of intangibles plus restructuring charges plus goodwill and other intangible asset impairments for discontinued operations.

(vi)
Tax rate is based on the statutory federal income tax rate of 35% and an assumed blended state income tax rate, net of federal income tax benefit, of 4%.

(vii)
On February 8, 2013, the entire $889 million aggregate principal amount of the 2007 Senior Subordinated Notes was redeemed.

(viii)
Average total invested capital is calculated using total invested capital over the five most recent fiscal quarters.

Quarterly Financial Data

        The following tables present a summary of certain quarterly financial data for the three months ended May 5, 2013 and the fiscal years ended February 3, 2013 and January 29, 2012.

	Fiscal 2013	Fiscal 2012				Fiscal 2011
	Q1-13	Q4-12	Q3-12	Q2-12	Q1-12	Q4-11	Q3-11	Q2-11	Q1-11
	(Dollars in millions)
Net income (loss)	$(131)	$(713)	$(50)	$(56)	$(360)	$(173)	$(105)	$(101)	$(164)
Less income (loss) from discontinued operations, net of tax	—	1	3	—	16	(6)	14	7	5

Income (loss) from continuing operations	(131)	(714)	(53)	(56)	(376)	(167)	(119)	(108)	(169)
Interest expense, net	147	169	165	158	166	162	160	159	158
Provision (benefit) for income taxes	43	(33)	2	1	33	20	24	15	20
Depreciation and amortization(1)	60	87	85	84	83	82	82	82	83
Other (income) expense, net(2)	1	—	—	—	—	1	—	—	(1)
Loss on extinguishment of debt(3)	40	489	—	—	220	—	—	—	—
Goodwill and other intangible asset impairment(4)	—	152	—	—	—	—	—	—	—
Stock-based compensation(5)	3	3	3	5	5	4	7	5	4
Management fee & related expenses paid to Equity Sponsors(6)	1	1	1	2	1	1	1	2	1
Other	—	—	1	(2)	1	(1)	—	—	—

Adjusted EBITDA(7)	$164	$154	$204	$192	$133	$102	$155	$155	$96

(1)
Depreciation and amortization includes amounts recorded within Cost of sales in the Consolidated Statements of Operations.

(2)
Represents the costs of debt modification, the gains/losses associated with the changes in fair value of interest rate swap contracts not accounted for under hedge accounting and other non-operating income/expense.

(3)
Represents the loss on extinguishment of debt including the premium paid to call the debt as well as the write-off of unamortized deferred financing costs associated with such debt.

(4)
Represents the non-cash impairment charge of goodwill and an intangible asset recognized during the fourth quarter of fiscal 2012 in accordance with Accounting Standards Codification 350, Intangibles—Goodwill and Other.

(5)
Represents stock-based compensation costs for stock options.

(6)
We entered into consulting agreements whereby we have agreed to pay the Equity Sponsors a $4.5 million annual aggregate management fee and related expenses through August 2017. As specified in the agreements, we expect to pay the Equity Sponsors a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. The termination fee represents the estimated net present value of the payments over the remaining term of the consulting agreements.

(7)
Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as a measure of operating performance. For additional detail, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are one of the largest industrial distributors in North America. We believe we have leading positions in the three distinct market sectors in which we specialize: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. We estimate that the aggregate size of our currently addressable markets is approximately $110 billion annually. We serve these markets with an integrated go-to-market strategy. We operate through over 600 locations across 46 U.S. states and nine Canadian provinces. We have approximately 15,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our broad range of end-to-end product lines and services include over one million SKUs of quality, name-brand and proprietary-brand products as well as value-add services supporting the entire lifecycle of a project from infrastructure and construction to maintenance, repair and operations.

Description of Segments

        We operate our Company through four reportable segments: Facilities Maintenance, Waterworks, Power Solutions and White Cap.

        Facilities Maintenance.    Facilities Maintenance distributes MRO products, provides value-add services and fabricates custom products. We estimate that our Facilities Maintenance business unit serves a currently addressable market of $48 billion annually, which includes multifamily, hospitality, healthcare and institutional facilities. Products include electrical and lighting items, plumbing, HVAC products, appliances, janitorial supplies, hardware, kitchen and bath cabinets, window coverings, textiles and guest amenities, healthcare maintenance and water and wastewater treatment products.

        Waterworks.    Waterworks distributes complete lines of water and wastewater transmission products, serving contractors and municipalities in the water and wastewater industries for residential and non-residential uses. We estimate that our Waterworks business unit serves a currently addressable market of $10 billion annually, which includes the non-residential, residential, water systems, sewage systems and other markets. Products include pipes, fittings, valves, hydrants and meters for use in the construction, maintenance and repair of water and wastewater systems as well as fire-protection systems. Waterworks has complemented its core products through additional offerings, including smart meters (AMR/AMI), HDPE pipes and specific engineered treatment plant products and services.

        Power Solutions.    Power Solutions distributes electrical transmission and distribution products, power plant MRO supplies and smart-grid products, and arranges materials management and procurement outsourcing for the power generation and distribution industries. We estimate that our Power Solutions business unit serves a currently addressable market of $35 billion annually, which includes the utilities and electrical markets. Products include conductors such as wire and cable, transformers, overhead transmission and distribution hardware, switches, protective devices and underground distribution, connectors used in the construction or maintenance and repair of electricity transmission and substation distribution infrastructure, and electrical wire and cable, switchgear, supplies, lighting and conduit used in non-residential and residential construction.

        White Cap.    White Cap distributes specialized hardware, tools and engineered materials to non-residential and residential contractors. We estimate that our White Cap business unit serves a currently addressable market of $19 billion annually. Products include tilt-up brace systems, forming and shoring systems, concrete chemicals, hand and power tools, rebar, ladders, safety and fall arrest equipment, specialty screws and fasteners, sealants and adhesives, drainage pipe, geo-synthetics, erosion and sediment control equipment and other engineered materials used broadly across all types of non-residential and residential construction.

        In addition to the reportable segments, our consolidated financial results include "Corporate and Other." Corporate & Other is comprised of the following business units: Crown Bolt, CTI, Repair & Remodel and HD Supply Canada. Crown Bolt is a retail distribution operator providing program and packaging solutions, sourcing, distribution, and in-store service, fasteners, builders' hardware, rope and chain and plumbing accessories, primarily serving Home Depot and other hardware stores. CTI offers turnkey supply and installation services for multiple interior finish options, including flooring, cabinets, countertops, and window coverings, along with comprehensive design center services for non-residential, residential and senior living projects. Our Repair & Remodel business unit offers light remodeling and construction supplies, kitchen and bath cabinets, windows, plumbing materials, electrical equipment and other products, primarily to small remodeling contractors and trade professionals. HD Supply Canada is an industrial distributor that primarily focuses on servicing fasteners/industrial supplies and specialty lighting markets which operates across nine provinces. Corporate & Other also includes costs related to our centralized support functions, which include finance, information technology, human resources, legal, supply chain and other support services and removes inter-segment transactions.

Recent Acquisitions

        We enter into select strategic acquisitions to supplement our product set, geographic footprint and other capabilities. In accordance with the acquisition method of accounting under Accounting Standards Codification ("ASC") 805, Business Combinations, the results of the acquisitions we completed are reflected in our consolidated financial statements from the date of acquisition forward.

        On December 3, 2012, we purchased substantially all of the assets of Water Products of Oklahoma, Inc., Arkansas Water Products, LLC, and Municipal Water Works Supply, LP (collectively, "Water Products") for approximately $52 million. These businesses distribute water, sewer, gas and related products such as pipes, valves, fittings, hydrants, pumps and meters, and offer maintenance products and repair services primarily to municipalities and contractors. The businesses are operated as part of the Waterworks segment.

        On June 29, 2012, we purchased Peachtree Business Products LLC ("Peachtree") for approximately $196 million. Headquartered in Marietta, Georgia, Peachtree specializes in customizable business and property marketing supplies, serving residential and commercial property managers, medical facilities, schools and universities, churches and funeral homes. Peachtree is operated as part of the Facilities Maintenance segment.

        On May 2, 2011, we closed on a transaction to acquire substantially all of the assets of Rexford Albany Municipal Supply Company, Inc. ("RAMSCO") for approximately $21 million. RAMSCO specializes in distributing water, sanitary and storm sewer materials primarily to municipalities and contractors through four locations in upstate New York. This business is operated as part of our Waterworks segment.

Discontinued Operations

        On March 26, 2012, we sold all of the issued and outstanding equity interests in our IPVF business to Shale-Inland Holdings, LLC. We received cash proceeds of approximately $477 million, net of $5 million of transaction costs. As a result of the sale, we recorded a $12 million pre-tax gain in fiscal 2012.

        On September 9, 2011, we sold all of the issued and outstanding equity interests in our Plumbing/HVAC business to Hajoca Corporation. We received cash proceeds of approximately $116 million, net of $8 million remaining in escrow and $4 million of transaction costs. As a result of the sale, we recorded a $7 million pre-tax gain in fiscal 2011. During fiscal 2012, the Company paid an additional $1 million in transaction costs and received $4 million from escrow.

        In accordance with ASC 205-20, Discontinued Operations, the results of these operations as well as the gains on sales of businesses are classified as discontinued operations. The presentation of discontinued operations includes revenues and expenses of the discontinued operations and the gain on the sale of businesses, net of tax, as one line item on the Consolidated Statements of Operations and Comprehensive Income (Loss). All Consolidated Statements of Operations and Comprehensive Income (Loss) presented have been revised to reflect this presentation. For additional detail related to the results of operations of the discontinued operations, see Note 3 to our audited consolidated financial statements.

The Refinancing Transactions

        During fiscal 2012 and the first quarter of fiscal 2013, we refinanced all of our outstanding indebtedness. For a description of the refinancings, see "—External Financing."

Key Business Metrics

Net Sales

        We earn our Net sales primarily from the sale of construction, infrastructure, maintenance and renovation and improvement related products and our provision of related services to approximately 500,000 customers, including contractors, government entities, maintenance professionals, home builders and industrial businesses. We recognize sales, net of sales tax and allowances for returns and discounts, when persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable and collectability is reasonably assured. Net sales in certain business units, particularly Waterworks and Power Solutions, fluctuate with the price of commodities as we seek to minimize the effects of changing commodities prices by passing such increases in the prices of certain commodity-based products to our customers.

        We ship products to customers predominantly by internal fleet and to a lesser extent by third-party carriers. Net sales are recognized from product sales when title to the products is passed to the customer, which generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers.

        We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in Selling, general and administrative expenses and totaled $29 million and $26 million for the three months ended May 5, 2013 and the three months ended April 29, 2012, respectively, and $116 million, $96 million and $91 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Gross profit

        Gross profit primarily represents the difference between the product cost from our suppliers (net of earned rebates and discounts) including the cost of inbound freight and the sale price to our customers. The cost of outbound freight (including internal transfers), purchasing, receiving and warehousing are included in Selling, general and administrative expenses within operating expenses. Our gross profit may not be comparable to those of other companies, as other companies may include all of the costs related to their distribution network in cost of sales.

Operating expenses

        Operating expenses are primarily comprised of Selling, general and administrative costs, which include payroll expenses (salaries, wages, employee benefits, payroll taxes and bonuses), rent, insurance, utilities, repair and maintenance and professional fees. In addition, operating expenses include depreciation and amortization, restructuring charges, and goodwill impairments.

Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)

  Cash interest expense:

        Cash interest expense represents total interest expense in continuing operations less (i) amortization of deferred financing costs, (ii) amortization of the asset related to the estimated fair value of the THD Guarantee (as defined below), (iii) PIK interest expense on our 2007 Senior Subordinated Notes and April 2012 Senior Unsecured Notes, (iv) amortization of amounts in accumulated other comprehensive income related to derivatives and (v) amortization of original issue discounts and premium. Effective September 1, 2011, the interest expense on our 2007 Senior Subordinated Notes was no longer paid-in-kind, but rather paid in cash.

        Cash interest expense is not a recognized term under GAAP and does not purport to be an alternative to interest expense. Management believes that cash interest expense is useful for analyzing the cash flow needs and debt service requirements of the Company. The following table provides a reconciliation of interest expense, the most directly comparable financial measure under GAAP, to cash interest expense for the periods presented:

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions)
Interest expense	$147	$166	$658	$639	$623	$602	$644
Amortization of deferred financing costs	(7)	(7)	(23)	(37)	(36)	(33)	(33)
Amortization of THD Guarantee	—	(2)	(2)	(13)	(14)	(21)	(21)
PIK interest expense on our 2007 Senior Subordinated Notes and April 2012 Senior Unsecured Notes(a)	—	(6)	(93)	(132)	(206)	(182)	(192)
Amortization of amounts in accumulated other comprehensive income related to derivatives	—	—	—	—	(2)	(3)	(1)
Amortization of original issue discounts and premium	(1)	—	(5)	—	—	—	—

Cash interest expense	$139	$151	$535	$457	$365	$363	$397

(Increase) decrease in accrued interest	121	178	86	(101)	(2)	3	—

Cash interest payments(b)	$260	$329	$621	$356	$363	$366	$397

(a)
PIK interest expense in the fiscal year ended February 3, 2013 represents PIK interest incurred on the April 2012 Senior Unsecured Notes. In October 2012, $56 million of this interest was capitalized at the first interest payment date. The entire $93 million of interest was paid in cash upon extinguishment of these notes on February 1, 2013.

(b)
In addition to the cash interest payments noted in the table, in the year ended February 3, 2013, the Company paid $502 million of original issue discounts and PIK interest related to the extinguishment of all of the 14.875% Senior Notes and $930 million of the 2007 Senior Subordinated Notes. In addition, during the three months ended May 5, 2013, the Company paid $364 million of original issue discounts and PIK interest related to the extinguishments of $889 million of 2007 Senior Subordinated Notes and a portion of the term loans under the Senior Term Facility (the "Term Loans").

  Adjusted EBITDA and Adjusted net income (loss):

        We present Adjusted EBITDA because it is a primary measure used by management to evaluate operating performance. We believe the presentation of Adjusted EBITDA enhances investors' overall understanding of the financial performance of our business. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to Net income (loss) as a measure of operating performance. We believe Adjusted EBITDA is helpful in highlighting operating trends, because it excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, age and book depreciation of facilities and capital investments. In addition, we present Adjusted net income (loss) to measure our overall profitability as we believe it is an important measure of our performance. Adjusted net income (loss) is not a recognized term under GAAP and does not purport to be an alternative to Net income (loss) as a measure of operating performance. Adjusted net income (loss) is defined as Net income (loss) less Income (loss) from discontinued operations, net of tax, further adjusted for certain non-cash items, net of tax. We further believe that Adjusted EBITDA and Adjusted net income (loss) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Adjusted EBITDA or Adjusted net income (loss) measure when reporting their results. We compensate for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of Adjusted EBITDA and Adjusted net income (loss) may not be comparable to other similarly titled measures of other companies.

        Adjusted EBITDA is based on "Consolidated EBITDA," a measure which is defined in our Senior Term Facility and Senior ABL Facility and used in calculating financial ratios in several material debt covenants. Borrowings under these facilities are a key source of liquidity and our ability to borrow under these facilities depends upon, among other things, our compliance with such financial ratio covenants. In particular, both facilities contain restrictive covenants that can restrict our activities if we do not maintain financial ratios calculated based on Consolidated EBITDA and our Senior ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1:1 if our specified excess availability (including an amount by which our borrowing base exceeds the outstanding amounts) under the Senior ABL Facility falls below the greater of $150 million and 10% of the aggregate commitments. Adjusted EBITDA is defined as Net income (loss) less Income (loss) from discontinued operations, net of tax, plus (i) Interest expense and Interest income, net, (ii) Provision (benefit) for income taxes, (iii) Depreciation and amortization and further adjusted to exclude non-cash items and certain other adjustments to Consolidated Net Income permitted in calculating Consolidated EBITDA under our Senior Term Facility and our Senior ABL Facility. We believe that presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate and about certain non-cash and other items. The Senior Term Facility and Senior ABL Facility permit us to make certain additional adjustments to Consolidated Net Income in calculating Consolidated EBITDA, such as projected net cost savings, which are not reflected in the Adjusted EBITDA data presented in this prospectus. We may in the future reflect such permitted adjustments in our calculations of Adjusted EBITDA. These covenants are important to the Company as failure to comply with certain covenants would result in a default under our Senior Credit Facilities. The material covenants in our Senior Credit Facilities are discussed in "Description of Certain Indebtedness—Senior Credit Facilities."

        Adjusted EBITDA and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA and Adjusted net income (loss) do not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt;

  •
  Adjusted EBITDA does not reflect our income tax expenses or the cash requirements to pay our taxes;

  •
  Adjusted EBITDA and Adjusted net income (loss) do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

  •
  although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

        The following table presents a reconciliation of net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA for the periods presented:

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions)
Net income (loss)	$(131)	$(360)	$(1,179)	$(543)	$(619)	$(514)	$(1,255)
Less: Income (loss) from discontinued operations, net of tax	—	16	20	20	(6)	(34)	(107)

Income (loss) from continuing operations	(131)	(376)	(1,199)	(563)	(613)	(480)	(1,148)

Interest expense, net	147	166	658	639	623	602	641
Provision (benefit) for income taxes	43	33	3	79	28	(198)	(329)
Depreciation and amortization(i)	60	83	339	329	343	364	381
Other (income) expense, net(ii)	1	—	—	—	(3)	(8)	12
Loss (gain) on extinguishment of debt(iii)	40	220	709	—	2	(200)	—
Goodwill and other intangible asset impairment(iv)	—	—	152	—	—	219	867
Restructuring charge(v)	—	—	—	—	8	21	32
Stock-based compensation(vi)	3	5	16	20	17	18	14
Management fee & related expenses paid to Equity Sponsors(vii)	1	1	5	5	5	5	6
Other	—	1	—	(1)	1	—	—

Adjusted EBITDA	$164	$133	$683	$508	$411	$343	$476

(i)
Depreciation and amortization includes amounts recorded within Cost of sales in the Consolidated Statements of Operations and Comprehensive Income (Loss).

(ii)
Represents the costs of debt modification, the (gains)/losses associated with the changes in fair value of interest rate swap contracts not accounted for under hedge accounting and other non-operating (income)/expense.

(iii)
Represents the loss/(gain) on extinguishment of debt including the premium/(discount) paid to repurchase or call the debt as well as the write-off of unamortized deferred financing costs and other assets associated with such debt.

(iv)
Represents the non-cash impairment charge of goodwill and an intangible asset recognized in accordance with Accounting Standards Codification 350, Intangibles—Goodwill and Other.

(v)
Represents the costs incurred for employee reductions and branch closures or consolidations. These costs include occupancy costs, severance, and other costs incurred to exit a location.

(vi)
Represents the stock-based compensation costs for stock options.

(vii)
We entered into consulting agreements whereby we have agreed to pay the Equity Sponsors a $4.5 million annual aggregate management fee and related expenses through August 2017. As specified in the agreements, we expect to pay the Equity Sponsors a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. The termination fee represents the estimated net present value of the payments over the estimated term of the consulting agreements.

        The following table presents a reconciliation of Net income (loss), the most directly comparable financial measure under GAAP, to Adjusted net income (loss) for the periods presented:

	Three Months Ended		Fiscal Year Ended
	May 5, 2013	April 29, 2012	February 3, 2013	January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
	(Dollars in millions)
Net income (loss)	$(131)	$(360)	$(1,179)	$(543)	$(619)	$(514)	$(1,255)
Less: Income (loss) from discontinued operations, net of tax	—	16	20	20	(6)	(34)	(107)

Income (loss) from continuing operations	(131)	(376)	(1,199)	(563)	(613)	(480)	(1,148)

Adjustments, net of tax:
Interest expense, net	147	166	658	639	623	602	644
Cash interest expense	(139)	(151)	(535)	(457)	(365)	(363)	(476)
Provision (benefit) for income taxes	43	33	3	79	28	(198)	(329)
Cash income tax payments (i)	(2)	—	(1)	(5)	(4)	(7)	(9)
Amortization of intangibles	34	60	243	244	244	243	251
Loss (gain) on extinguishment and modification of debt(ii)	41	220	709	—	2	(200)	—
Stock-based compensation(iii)	3	5	16	20	17	18	14
Goodwill and other intangible asset impairment(iv)	—	—	113	—	—	219	867

Adjusted net income (loss)	$(4)	$(43)	$7	$(43)	$(68)	$(166)	$(186)

(i)
Excludes $220 million and $134 million tax refunds received during the years ended January 30, 2011 and January 31, 2010, respectively, from net operating losses carried back into prior tax years.

(ii)
Represents the loss/(gain) on extinguishment of debt including the premium/(discount) paid to repurchase or call the debt as well as the write-off of unamortized deferred financing costs and other assets associated with such debt. Also includes the costs of debt modification.

(iii)
Represents the stock-based compensation costs for stock options.

(iv)
Represents the non-cash impairment charge of goodwill and an intangible asset recognized in accordance with Accounting Standards Codification 350, Intangibles—Goodwill and Other.

Relationship with Home Depot

Historical relationship

        On August 30, 2007, investment funds associated with the Equity Sponsors formed HD Supply and entered into a stock purchase agreement with Home Depot pursuant to which Home Depot agreed to sell to HD Supply or to a wholly-owned subsidiary of HD Supply certain intellectual property and all of the outstanding common stock of HDS and the Canadian subsidiary, CND Holdings, Inc. On August 30, 2007, through a series of transactions, HD Supply's direct wholly-owned subsidiary, HDS Holding Corporation, acquired direct control of HDS (through the merger of its wholly-owned subsidiary, HDS Acquisition Corp., with and into HDS) and the Canadian subsidiary, CND Holdings, Inc. Through these transactions (the "2007 Acquisition"), Home Depot was paid cash of approximately $8.2 billion and 12.5% of HD Supply's common stock worth $325 million.

Strategic agreement

        On the closing date of the 2007 Acquisition, Home Depot entered into a strategic purchase agreement with Crown Bolt. This agreement provides a guaranteed revenue stream to Crown Bolt through January 31, 2015 by specifying minimum annual purchase requirements from Home Depot. During fiscal 2012 and fiscal 2011, Crown Bolt recorded an additional $19 million and $20 million, respectively, in net sales to satisfy the minimum purchase requirement provisions under the strategic purchase agreement. On February 1, 2013, Crown Bolt reached an agreement to amend and extend its strategic purchase agreement with Home Depot. While the amendment extends the agreement five years through January 31, 2020, retaining Crown Bolt as the exclusive supplier of certain products to Home Depot, it eliminates the minimum purchase requirement and additionally reduces future pricing by approximately $20 million annually. These changes resulted in a reduction of expected future cash proceeds from Home Depot. We, therefore, considered this amendment a triggering event and, as such, performed an additional goodwill impairment analysis for Crown Bolt. As a result of the analysis, Crown Bolt recorded a non-cash, pre-tax goodwill impairment charge of $150 million during the fourth quarter of fiscal 2012. Additionally, we recorded a $2 million charge to write off an unamortized tradename as a result of the discontinued use of the tradename. For more information on these charges, see "—Critical Accounting Policies—Goodwill" and in Note 5 to our audited consolidated financial statements.

        HD Supply derived revenue from the sale of products to Home Depot of $296 million, $275 million, and $299 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. HD Supply derived revenue from the sale of products to Home Depot of $65 million and $69 million in the three months ended May 5, 2013 and April 29, 2012, respectively.

Tax Sharing Arrangements

        For a discussion of tax sharing arrangements with Home Depot, including the risk that we may be required to reimburse Home Depot an amount equal to a contested tax refund plus related interest, see "Risk Factors—Risks Relating to Our Business—Income tax payments may ultimately differ from amounts currently recorded by us. Future tax law changes may materially increase our prospective income tax expense," and "Certain Relationships and Related Party Transactions—Tax sharing arrangements."

Seasonality

        In a typical year, our operating results are impacted by seasonality. Historically, sales of our products have been higher in the second and third quarters of each fiscal year due to favorable weather and longer daylight conditions during these periods. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Basis of Presentation

        HD Supply's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year ended February 3, 2013 (fiscal 2012) includes 53 weeks. Fiscal years ended January 29, 2012 (fiscal 2011) and January 30, 2011 (fiscal 2010) both include 52 weeks. The impact of a 53rd week in fiscal 2012 led to increased net sales of $148 million and increased Adjusted EBITDA of $14 million. The three months ended May 5, 2013 and April 29, 2012 both included 13 weeks.

Consolidated Results of Operations—Three Months Ended May 5, 2013 and April 29, 2012

				% of Net Sales
	Three Months Ended			Three Months Ended
	May 5, 2013	April 29, 2012	Percentage Increase (Decrease)	May 5, 2013	April 29, 2012
Net Sales	$2,068	$1,836	12.6%	100.0%	100.0%
Gross Profit	598	523	14.3	28.9	28.5
Operating expenses:
Selling, general and administrative	439	397	10.6	21.2	21.6
Depreciation and amortization	59	83	(28.9)	2.9	4.6

Total operating expenses	498	480	3.8	24.1	26.2
Operating Income	100	43	132.6	4.8	2.3
Interest expense	147	166	(11.4)	7.1	9.0
Loss on extinguishment of debt	40	220	*	2.0	12.0
Other (income) expense, net	1	—	*	—	—

Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes	(88)	(343)	*	(4.3)	(18.7)
Provision (benefit) for income taxes	43	33	30.3	2.0	1.8

Income (Loss) from Continuing Operations	(131)	(376)	*	(6.3)	(20.5)
Income (loss) from discontinued operations, net of tax	—	16	*	—	0.9

Net Income (Loss)	$(131)	$(360)	*	(6.3)	(19.6)

Non-GAAP financial data:
Adjusted EBITDA	$164	$133	23.3	7.9	7.2

*
Not meaningful

Three Months Ended May 5, 2013 Compared to Three Months Ended April 29, 2012

Highlights

        Net sales in first quarter 2013 increased $232 million, or 12.6%, compared to first quarter 2012. Each of our four reportable segments realized increases in Net sales. Operating income in first quarter 2013 increased $57 million, or 133%, as compared to first quarter 2012. Our sales initiatives and investments in the business resulted in an increase to Adjusted EBITDA of $31 million, or 23.3%, in first quarter 2013 as compared to first quarter 2012.

        During first quarter 2013, we extinguished all of the $889 million outstanding 2007 Senior Subordinated Notes, incurring a loss on extinguishment of approximately $34 million. In addition, we amended the Term Loan Facility to lower the borrowing margin by 275 basis points and replace the hard call provision applicable to optional prepayments of the Term Loans with a soft call option. In connection with the amendment, we recognized an approximately $5 million loss on extinguishment of debt related to the portion of the amendment considered an extinguishment. As of May 5, 2013, our liquidity was $785 million.

Net sales

        Net sales in first quarter 2013 increased $232 million, or 12.6%, compared to first quarter 2012. Each of our reportable segments experienced an increase in Net sales in first quarter 2013 as compared to first quarter 2012. The Net sales increases were primarily due to sales initiatives at each of our businesses and, to a lesser extent, increases in market volume and acquisitions. Organic sales growth was 10.4% for first quarter 2013 as compared to first quarter 2012. Our fiscal 2012 acquisitions provided $40 million of non-organic sales growth.

Gross profit

        Gross profit increased $75 million, or 14.3%, during first quarter 2013 as compared to first quarter 2012. The increase in Gross profit, driven by our Facilities Maintenance, White Cap and Waterworks businesses, was primarily due to sales initiatives, volume increases and product mix.

        Gross profit as a percentage of Net sales ("gross margin") increased approximately 40 basis points to 28.9% in first quarter 2013 as compared to 28.5% in first quarter 2012. The improvement in gross margin was driven by our Facilities Maintenance and White Cap businesses.

Operating expenses

        Operating expenses increased $18 million, or 3.8%, during first quarter 2013 as compared to first quarter 2012.

        Selling, general and administrative expenses increased $42 million, or 10.6%, in first quarter 2013 as compared to first quarter 2012. The increase is primarily as a result of increases in variable expenses due to higher sales volume. Depreciation and amortization expense decreased $24 million, or 28.9%, in first quarter 2013 as compared to first quarter 2012 primarily as a result of certain intangible assets becoming fully amortized during fiscal 2012.

        Operating expenses as a percentage of Net sales decreased approximately 210 basis points to 24.1% in the first quarter 2013 as compared to first quarter 2012. The lower Depreciation and amortization expense resulted in approximately 170 basis points of the total decrease. Selling, general and administrative expenses as a percentage of Net sales decreased approximately 40 basis points in first quarter 2013 as compared to first quarter 2012. The improvement reflects the leverage of fixed costs through sales volume increases, primarily at Waterworks, Power Solutions, and CTI. These improvements were partially offset by increases in Selling, general and administrative expenses as a percentage of Net sales at Facilities Maintenance and White Cap due to the impact of the investment in sales force additions and greenfields since first quarter 2012 to support continued growth in our business.

Operating income (loss)

        Operating income increased $57 million during first quarter 2013 as compared to first quarter 2012, as a result of the improvement in Net sales and Gross profit and the reduction in Depreciation and amortization expense.

        Operating income as a percentage of Net sales increased approximately 250 basis points first quarter 2013 as compared to first quarter 2012. The improvement was driven by the reduction in Depreciation and amortization expense, improvements in gross margins and control over growth in Selling, general and administrative expense.

Interest expense

        Interest expense decreased $19 million, or 11.4%, during first quarter 2013 as compared to first quarter 2012. The decrease in interest expense is due to a lower average interest rate on our outstanding indebtedness, partially offset by a higher average outstanding balance.

Loss on extinguishment of debt

        In first quarter 2013, HDS redeemed all of the $889 million outstanding 2007 Senior Subordinated Notes at redemption price of 103.375% of the principal amount thereof. As a result, we reported a $34 million loss on extinguishment, which includes a $30 million premium payment to redeem the 2007 Senior Subordinated Notes and approximately $4 million to write off the unamortized deferred debt cost.

        In addition, during first quarter 2013, HDS amended its Term Loan Facility to lower the borrowing margin by 275 basis points and replace the hard call provision applicable to optional prepayment of Term Loans thereunder with a soft call option. A portion of the amendment was considered an extinguishment in accordance with ASC 470-50, Debt-Modifications and Extinguishments, resulting in a $5 million loss on extinguishment of debt, which included approximately $2 million of fees, $2 million to write off the pro-rata portion of unamortized original issue discount, and $1 million to write off the pro-rata portion of unamortized deferred debt cost. For additional information, see Note 4 to our unaudited consolidated financial statements included elsewhere in this prospectus.

        In connection with the refinancing of the senior portion of our debt structure in first quarter 2012, we recorded a charge of $220 million in accordance with ASC 470-50, Debt-Modifications and Extinguishments. This charge consisted of $150 million for the premium paid to the holders of the 2007 Senior Notes, as contractually required, upon early extinguishment, $46 million of unamortized deferred debt costs and $24 million to write off the remaining unamortized value associated with the THD Guarantee. For additional information, see Note 4 to our unaudited consolidated financial statements included elsewhere in this prospectus.

Other (income) expense, net

        A significant portion of the amendment of the Term Loan Facility during first quarter 2013 was considered a modification in accordance with ASC 470-50, Debt-Modifications and Extinguishments. As a result, we incurred approximately $1 million in financing fees that were expensed.

Provision (benefit) for income taxes

        The provision for income taxes from continuing operations in first quarter 2013 was $43 million compared to $33 million in first quarter 2012. The effective rate for continuing operations for first quarter 2013 was a provision of 48.4%, reflecting the impact of increasing the U.S. valuation allowance, increasing the deferred tax liability for U.S. goodwill amortization for tax purposes, and the accrual of income taxes for foreign and certain state jurisdictions. The effective rate for continuing operations in first quarter 2012 was a provision of 9.5%, reflecting the impact of increasing the U.S. valuation allowance, increasing the deferred tax liability for U.S. goodwill amortization for tax purposes, and the accrual of income taxes for foreign and certain state jurisdictions.

        We regularly assess the realization of our net deferred tax assets and the need for any valuation allowance. This assessment requires management to make judgments about the benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets.

Adjusted EBITDA

        Adjusted EBITDA increased $31 million, or 23.3%, in first quarter 2013 as compared to first quarter 2012. Each of our reportable segments experienced an increase in Adjusted EBITDA in first quarter 2013 as compared to first quarter 2012.

        The increase in Adjusted EBITDA in first quarter 2013 is primarily due to the increases in Net sales and Gross profit. Adjusted EBITDA as a percentage of Net sales increased approximately 70 basis points to 7.9% in first quarter 2013 as compared to first quarter 2012, primarily due to gross margin improvements and the leverage of fixed costs through sales volume increases.

Consolidated Results of Operations—Fiscal Years 2012, 2011, 2010

				Increase (Decrease)
	Fiscal Year
				2012 vs. 2011		2011 vs. 2010
	2012	2011	2010
	(Dollars in millions)
Net sales	$8,035	$7,028	$6,449	14.3%		9.0%
Gross profit	2,320	2,014	1,841	15.2		9.4
Operating expenses:
Selling, general & administrative	1,661	1,532	1,455	8.4		5.3
Depreciation & amortization	336	327	341	2.8		(4.1)
Restructuring	—	—	8	—			*
Goodwill and other intangible asset impairment	152	—	—		*		*

Total operating expenses	2,149	1,859	1,804	15.6		3.0
Operating income (loss)	171	155	37	10.3			*
Interest expense	658	639	623	3.0		2.6
Loss on extinguishment of debt	709	—	2		*		*
Other (income) expense, net	—	—	(3)	—			*

Income (loss) from continuing operations before provision (benefit) for income taxes	(1,196)	(484)	(585)		*		*
Provision (benefit) for income taxes	3	79	28		*		*

Income (loss) from continuing operations	$(1,199)	$(563)	$(613)		*		*

Non-GAAP Financial Data:
Adjusted EBITDA(1)	$683	$508	$411	34.4		23.6

*
not meaningful.

(1)
See "—Key Business Metrics" for a reconciliation of Net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA for the periods presented.

	% of Net sales
	Fiscal Year
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Gross profit	28.9	28.7	28.5
Operating expenses:
Selling, general & administrative	20.7	21.8	22.6
Depreciation & amortization	4.2	4.7	5.2
Restructuring	—	—	0.1
Goodwill & other intangible asset impairment	1.9	—	—

Total operating expenses	26.8	26.5	27.9
Operating income (loss)	2.1	2.2	0.6
Interest expense	8.2	9.1	9.7
Loss on extinguishment of debt	8.8	—	*
Other (income) expense, net	—	—	*

Income (loss) from continuing operations before provision (benefit) for income taxes	(14.9)	(6.9)	(9.1)
Provision (benefit) for income taxes	*	1.1	0.4

Income (loss) from continuing operations	(14.9)	(8.0)	(9.5)

Non-GAAP Financial Data:
Adjusted EBITDA	8.5	7.2	6.4

*
not meaningful.

Fiscal 2012 Compared to Fiscal 2011

Highlights

        Net sales in fiscal 2012 increased $1,007 million, or 14.3%, compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $859 million, or 12.2%, as compared to fiscal 2011. All of our business units realized increases in Net sales, led by Facilities Maintenance, Waterworks, Power Solutions and White Cap. Operating income increased $16 million, or 10.3%, during fiscal 2012 as compared to fiscal 2011, negatively impacted by the goodwill and other intangible asset impairment and positively impacted by the 53rd week in fiscal 2012. Excluding the impairment and the 53rd week, Operating income increased $154 million, or 99.4%, during fiscal 2012 as compared to fiscal 2011. Adjusted EBITDA increased by $175 million, or 34.4%, in fiscal 2012 as compared to fiscal 2011. In addition, on a 52-week basis, Adjusted EBITDA grew $161 million, or 31.7%, in fiscal 2012 as compared to fiscal 2011. This growth was driven by our sales initiatives, continued focus on margin expansion and cost control, geographic and product line expansions through acquisitions and greenfields, and improvements in the markets we serve.

        During fiscal 2012, Crown Bolt and Home Depot agreed to an amendment and five-year extension of the strategic purchase agreement, which eliminated the minimum purchase requirement beginning with fiscal 2013, but retains Crown Bolt as the exclusive supplier of products purchased by Home Depot from Crown Bolt through January 31, 2020. In addition, we refinanced all of our outstanding indebtedness, extending our closest principal maturity from 2015 to 2017 and lowered our future cash interest payments. We maintain strong liquidity with $981 million available as of February 3, 2013.

Net sales

        Net sales increased $1,007 million, or 14.3%, to $8,035 million during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $859 million, or 12.2%, as compared to fiscal 2011.

        For the full year and on a 52-week basis, each of our business units experienced an increase in Net sales during fiscal 2012 as compared to fiscal 2011. The Net sales increases were primarily due to sales initiatives at each of our business units and, to a lesser extent, increases in market volume and acquisitions. Organic sales growth on a 52-week basis was 11.4% for fiscal 2012 as compared to fiscal 2011.

Gross profit

        Gross profit increased $306 million, or 15.2%, to $2,320 million during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Gross profit increased $264 million, or 13.1%, as compared to fiscal 2011.

        An increase in gross profit in fiscal 2012 was experienced across all of our business units, driven by Facilities Maintenance, Waterworks, Power Solutions and White Cap.

        Gross profit as a percentage of Net sales ("gross margin") increased approximately 20 basis points to 28.9% in fiscal 2012 from 28.7% in fiscal 2011. The improvement was driven by Facilities Maintenance and White Cap.

Operating expenses

        Operating expenses increased $290 million, or 15.6%, to $2,149 million during fiscal 2012 as compared to fiscal 2011. Excluding the $152 million goodwill and other intangible asset impairment, operating expenses increased $138 million, or 7.4%, during fiscal 2012 as compared to fiscal 2011.

        Selling, general and administrative expenses increased $129 million, or 8.4%, in fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week, Selling, general and administrative expenses increased $101 million, or 6.6%, in fiscal 2012 as compared to fiscal 2011. This was primarily a result of an increase in variable expenses due to higher sales volumes and investment in sales initiatives. Depreciation and amortization expense increased by $9 million, or 2.8%, in fiscal 2012 as compared to fiscal 2011. The increase was due to investment in property and equipment.

        Operating expenses as a percentage of Net sales increased approximately 30 basis points to 26.8% in fiscal 2012 as compared to fiscal 2011, primarily due to the goodwill and other intangible asset impairment charge. Excluding the impairment charge, Operating expenses as a percentage of Net sales decreased approximately 160 basis points to 24.9% in fiscal 2012 as compared to fiscal 2011. The improvement reflects the leverage of fixed costs through sales volume increases primarily at White Cap and Waterworks, and, to a lesser extent, Facilities Maintenance.

Operating income (loss)

        Operating income increased $16 million, or 10.3%, during fiscal 2012 as compared to fiscal 2011, negatively impacted by the goodwill and other intangible asset impairment and positively impacted by the 53rd week in fiscal 2012. Excluding the impairment and the 53rd week, Operating income increased $154 million, or 99.4%, during fiscal 2012 as compared to fiscal 2011. The improvement was due to the increase in Net sales and Gross profit and control over the growth in Operating expenses.

        Operating income as a percentage of Net sales decreased approximately 10 basis points in fiscal 2012 as compared to fiscal 2011, impacted negatively by the goodwill and other intangible asset impairment charge. Excluding the impairment charge, Operating income as a percentage of Net sales increased approximately 180 basis points to 4.0% in fiscal 2012 as compared to fiscal 2011, driven by Facilities Maintenance, Waterworks, Power Solutions and White Cap.

Interest expense

        Interest expense increased $19 million, or 3.0%, during fiscal 2012 as compared to fiscal 2011. The increase was primarily due to the additional interest expense paid as a result of the shortened call period on the early extinguishment of the 12.0% Senior Notes and an increase in outstanding borrowings, partially offset by lower amortization of deferred debt costs, only one fiscal quarter of amortization of the intangible asset value assigned to Home Depot's guarantee of HDS's payment obligations for principal and interest under HDS's then outstanding term loan (the "2007 Term Loan") under the 2007 Senior Secured Credit Facility ("THD Guarantee") in fiscal 2012, and a reduction in effective interest rates from our refinancing activity.

Loss on extinguishment of debt

        During fiscal 2012, our debt refinancing and redemption activities resulted in charges of $709 million recorded in accordance with GAAP (ASC 470-50, Debt-Modifications and Extinguishments).

        In connection with the refinancing of most of our debt instruments in the first quarter of fiscal 2012, we recorded a charge of $220 million, which consisted of $150 million for the premium paid to the holders of 12.0% Senior Notes, as contractually required, upon early extinguishment, a $46 million write-off of unamortized deferred debt costs and $24 million to write off the remaining unamortized value associated with the THD Guarantee that was terminated in the refinancing.

        In connection with the partial redemption of HDS's 2007 Senior Subordinated Notes in the fourth quarter of fiscal 2012, we recorded a charge of $37 million, which included a $31 million premium payment to redeem the 2007 Senior Subordinated Notes and $5 million to write off the pro-rata portion of the unamortized deferred debt costs.

        In connection with the repurchase of our April 2012 Senior Unsecured Notes in the fourth quarter of fiscal 2012, we recorded a charge of $452 million, which consisted of a $422 million make-whole premium payment, a $28 million write-off of unamortized original issue discount, and $2 million write-off of unamortized deferred debt costs.

Provision (benefit) for income taxes

        The provision for income taxes from continuing operations in fiscal 2012 was $3 million compared to $79 million in fiscal 2011. The effective rate for continuing operations for fiscal 2012 was an expense of 0.2%, reflecting the impact of a $442 million increase in the U.S. valuation allowance on deferred tax assets driven by the uncertainty regarding our ability to utilize the NOL for fiscal 2012. The U.S. valuation allowance for fiscal 2012 includes an increase of $44 million related to deferred tax liabilities generated by indefinite life intangibles. The deferred tax liability associated with indefinite life intangibles is not available as a source of taxable income to support the realization of deferred tax assets created by other deductible temporary timing differences. The fiscal 2012 effective tax rate was also impacted by a reduction in deferred tax liabilities of $39 million related to the goodwill impairment for book purposes. The fiscal 2012 goodwill impairment created a deferred tax asset which reduced the fiscal 2012 tax expense by decreasing the deferred tax liability associated with indefinite life intangibles which prior to the impairment could not serve as a source of taxable income.

        In addition, the tax expense for fiscal 2012 was also reduced by an adjustment to the Company's valuation allowance as a result of the acquisition of additional deferred tax liabilities in conjunction with the Peachtree acquisition. The Company recorded a $6 million reduction in income tax expense associated with an adjustment to the Company's valuation allowance as a result of the Peachtree acquisition. The impact to the Company's income tax rate of acquiring Peachtree's net deferred tax liability is recorded in the Company's financial statements outside of Peachtree's purchase accounting. Peachtree's net deferred tax liability of $6 million recorded in purchase accounting is available to the Company as a source of future taxable income to support the realization of the Company's deferred tax assets which results in lowering the Company's valuation allowance and income tax expense by such amount.

        The effective rate for continuing operations for fiscal 2011 was an expense of 16.4%, reflecting the impact of a $259 million increase in the U.S. valuation allowance on deferred tax assets driven by the uncertainty regarding our ability to utilize the NOL for fiscal 2011. The U.S. valuation allowance for fiscal 2011 includes an increase of $58 million related to deferred tax liabilities generated by indefinite lived intangibles. The deferred tax liability associated with indefinite life intangibles is not available as a source of taxable income to support the realization of deferred tax assets created by other deductible temporary timing differences.

        We regularly assess the realization of our net deferred tax assets and the need for any valuation allowance. This assessment requires management to make judgments as to the recoverability of the deferred tax assets and if it is determined that it is "more likely than not" that the benefits will not be realized, valuation allowances are recognized. In evaluating whether it is "more likely than not" that the Company would recover these deferred tax assets, future taxable income, the reversal of existing temporary differences, and tax planning strategies are considered.

Adjusted EBITDA

        Adjusted EBITDA increased by $175 million, or 34.4%, in fiscal 2012 as compared to fiscal 2011. On a 52-week basis, Adjusted EBITDA increased $161 million, or 31.7%, as compared to fiscal 2011.

        The increase in Adjusted EBITDA in fiscal 2012 is primarily due to the increases in Net sales and Gross profit. Adjusted EBITDA as a percentage of Net sales increased approximately 130 basis points to 8.5% in fiscal 2012 as compared to fiscal 2011, primarily due to the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

Fiscal 2011 Compared to Fiscal 2010

Highlights

        Net sales in fiscal 2011 increased $579 million, or 9.0%, compared to fiscal 2010. The increase was driven by Facilities Maintenance, Waterworks, Power Solutions and White Cap. Despite continued weakness in the economy, during fiscal 2011, our sales initiatives, continued focus on margin expansion and cost control resulted in an increase in our Operating income of $118 million and our Adjusted EBITDA of $97 million, or 23.6%, as compared to fiscal 2010. In addition, we continued to maintain strong liquidity, with $1.2 billion available as of January 29, 2012.

Net sales

        Net sales increased $579 million, or 9.0%, to $7,028 million during fiscal 2011 as compared to fiscal 2010.

        Net sales were positively impacted by sales initiatives, improvements in the energy market, and commodity prices. The increase was led by Facilities Maintenance with an increase of $188 million, or 11.2%, in fiscal 2011 as compared to fiscal 2010.

Gross profit

        Gross profit increased $173 million, or 9.4%, to $2,014 million during fiscal 2011 as compared to fiscal 2010.

        The improvements in gross profit were primarily due to increased sales volumes across most of our business units. Gross margin increased approximately 20 basis points to 28.7% in fiscal 2011 from 28.5% in fiscal 2010, primarily as a result of product mix.

Operating expenses

        Operating expenses increased $55 million, or 3.0%, to $1,859 million during fiscal 2011 as compared to fiscal 2010.

        Selling, general and administrative expenses increased at our four largest business units during fiscal 2011 as compared to fiscal 2010, primarily as a result of increases in variable expenses due to sales volume increases and, to a lesser extent, an increase in employee benefits related to the restoration of the Company's match on the 401(k) defined contribution plan. Selling, general and administrative expenses as a percentage of Net sales declined approximately 80 basis points to 21.8% in fiscal 2011 as compared to fiscal 2010, through the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

        Depreciation and amortization expense declined primarily due to lower capital expenditures in recent years. During fiscal 2010, we recorded $8 million of restructuring charges under the fiscal 2009 restructuring plan.

Operating income (loss)

        Operating income of $155 million increased $118 million during fiscal 2011 as compared to fiscal 2010, as a result of the improvement in Net sales and Gross profit and control over growth in Operating expenses. Operating income as a percentage of Net sales increased approximately 160 basis points in fiscal 2011 as compared to fiscal 2010. The improvement was driven by White Cap and Facilities Maintenance.

Interest expense

        Interest expense associated with interest-bearing debt was higher in fiscal 2011 as compared to fiscal 2010. The increase was due to an increase in the principal of the 2007 Senior Subordinated Notes due to the paid-in-kind interest capitalization, partially offset by a decline in average debt balances on the 2007 ABL Credit Facility and the existing cash flow revolving credit facility as compared to fiscal 2010. Interest expense in fiscal 2011 was also positively impacted by a reduction in interest rates on our variable rate debt as compared to fiscal 2010.

Loss on extinguishment of debt

        In connection with the amendment of HDS's debt agreements in fiscal 2010, we prepaid $30 million aggregate principal of the 2007 Term Loan. As a result of this extinguishment, we wrote-off the unamortized pro-rata portion of the THD Guarantee and the unamortized pro-rata portion of the deferred debt costs, resulting in a charge of $2 million.

Other (income) expense, net

        During fiscal 2010, we recognized a $6 million gain related to the valuation of our interest rate swaps. In addition, in connection with the amendment of our debt agreements in fiscal 2010, we incurred $3 million of financing fees that were recorded to Other (income) expense, net.

Provision (benefit) for income taxes

        The provision (benefit) for income taxes from continuing operations increased to a $79 million provision in fiscal 2011 from a $28 million provision in fiscal 2010. The effective rate for continuing operations for fiscal 2011 was an expense of 16.4%, reflecting the impact of a $259 million increase in the U.S. valuation allowance on deferred tax assets. The U.S. valuation allowance for fiscal 2011 included an increase of $58 million related to deferred tax liabilities generated by indefinite lived intangibles. The deferred tax liability associated with indefinite life intangibles is not available as a source of taxable income to support the realization of deferred tax assets created by other deductible temporary timing differences. The effective rate for continuing operations for fiscal 2010 was an expense of 4.8% driven by the impact of a $228 million increase in the valuation allowance on deferred tax assets.

Adjusted EBITDA

        Adjusted EBITDA increased $97 million, or 23.6%, in fiscal 2011 as compared to fiscal 2010. The increase in Adjusted EBITDA is primarily due to the increases in Net sales and Gross profit. Adjusted EBITDA as a percentage of Net sales increased approximately 80 basis points to 7.2% in fiscal 2011, primarily due to the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

Results of Operations by Reportable Segment

Facilities Maintenance

	Three Months Ended
	May 5, 2013	April 29, 2012	Increase (Decrease)
	(Dollars in millions)
Net sales	$561	$497	12.9%
Operating income (loss)	$69	$57	21.1%
% of Net sales	12.3%	11.5%	80	bps
Depreciation and amortization	31	28	10.7%

Adjusted EBITDA	$100	$85	17.6%
% of Net sales	17.8%	17.1%	70	bps

				Increase (Decrease)
	Fiscal Year
				2012 vs. 2011		2011 vs. 2010
	2012	2011	2010
	(Dollars in millions)
Net sales	$2,182	$1,870	$1,682	16.7%		11.2%
Operating income (loss)	$271	$213	$179	27.2%		19.0%
% of Net sales	12.4%	11.4%	10.6%	100	bps	80	bps
Depreciation and amortization	118	105	103	12.4%		1.9%

Adjusted EBITDA	$389	$318	$282	22.3%		12.8%
% of Net sales	17.8%	17.0%	16.8%	80	bps	20	bps

Three Months Ended May 5, 2013 Compared to Three Months Ended April 29, 2012

Net Sales

        Net sales increased $64 million, or 12.9%, in first quarter 2013 as compared to first quarter 2012.

        New sales initiatives contributed approximately $30 million of the year-over-year increase. These sales initiatives consist of investments in sales personnel, products and technology, aligned with our customers' multifamily, hospitality, and healthcare industries. Net sales were also positively impacted by approximately $17 million from the acquisition of Peachtree Business Products LLC ("Peachtree") in June 2012. Organic sales growth was 9.6% in first quarter 2013 as compared to first quarter 2012.

Adjusted EBITDA

        Adjusted EBITDA increased $15 million, or 17.6%, during first quarter 2013 as compared to first quarter 2012.

        The increase in Adjusted EBITDA was due to new sales initiatives and the Peachtree acquisition. This increase was partially offset by increased Selling, general and administrative expense related to the hiring of additional associates to support the expanding business and drive future growth and by other variable expenses driven by the volume increase.

        Adjusted EBITDA as a percentage of Net sales increased approximately 70 basis points in first quarter 2013 as compared to first quarter 2012. The increase was due to expansion of gross margins of approximately 160 basis points. This improvement was partially offset by an increase in Selling, general and administrative expenses as a percentage of Net sales due to the impact of the investment in sales force additions and the Peachtree acquisition.

Fiscal 2012 Compared to Fiscal 2011

Net sales

        Net sales increased $312 million, or 16.7%, during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $271 million, or 14.5%, as compared to fiscal 2011.

        New sales initiatives contributed approximately $110 million of the year-over-year increase. These sales initiatives consist of investments in sales personnel, products and technology, aligned with our customers' multifamily, hospitality, and healthcare industries. Net sales were also positively impacted by improving market conditions in the multifamily and hospitality markets and approximately $40 million from the Peachtree acquisition in June 2012. Organic sales growth on a 52-week basis was 12.4% in fiscal 2012 as compared to fiscal 2011.

Adjusted EBITDA

        Adjusted EBITDA increased $71 million, or 22.3%, during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Adjusted EBITDA increased $63 million, or 19.8%, as compared to fiscal 2011.

        The increase was due to sales volume, new sales initiatives, and the Peachtree acquisition. This increase was partially offset by increased Selling, general and administrative expense related to the hiring of additional associates to support the expanding business and drive future growth.

        Adjusted EBITDA as a percentage of Net sales increased approximately 80 basis points to 17.8% in fiscal 2012 as compared to fiscal 2011. The increase was due to expansion of gross margins of approximately 50 basis points and the leverage of fixed costs through sales volume increases of approximately 20 basis points, including the impact of the investment in sales force additions.

Fiscal 2011 Compared to Fiscal 2010

Net sales

        Net sales increased $188 million, or 11.2%, to $1,870 million during fiscal 2011 as compared to fiscal 2010.

        New sales initiatives, primarily in the multifamily, hospitality, and healthcare markets, contributed approximately $120 million of the year-over-year increase. In addition, Net sales were positively impacted by favorable market conditions in the multifamily and hospitality markets.

Adjusted EBITDA

        Adjusted EBITDA increased $36 million, or 12.8%, during fiscal 2011 as compared to fiscal 2010.

        The increase was due to volume increases and new sales initiatives, partially offset by increased Selling, general and administrative expense, primarily $31 million of personnel costs related to increasing sales volume and new initiatives. Also, contributing to the increased Selling, general and administrative expenses were increased average fuel prices and the reinstatement of the Company's 401(k) match.

        Adjusted EBITDA as a percentage of Net sales increased approximately 20 basis points to 17.0% in fiscal 2011 as compared to fiscal 2010, primarily due to the leverage of fixed costs through sales volume increases, partially offset by the investment in new sales initiatives.

Waterworks

	Three Months Ended
	May 5, 2013	April 29, 2012	Increase (Decrease)
	(Dollars in millions)
Net sales	$523	$461	13.4%
Operating income (loss)	$35	$2	*
% of Net sales	6.7%	0.4%	630	bps
Depreciation and amortization	3	26	(88.5)%

Adjusted EBITDA	$38	$28	35.7%
% of Net sales	7.3%	6.1%	120	bps

*
not meaningful

				Increase (Decrease)
	Fiscal Year
				2012 vs. 2011		2011 vs. 2010
	2012	2011	2010
	(Dollars in millions)
Net sales	$2,028	$1,772	$1,659	14.4%		6.8%
Operating income (loss)	$31	$12	$(6)	158.3%			*
% of Net sales	1.5%	0.7%	(0.4)%	80	bps	110	bps
Depreciation and amortization	106	100	99	6.0%		1.0%
Restructuring	—	—	1	—			*

Adjusted EBITDA	$137	$112	$94	22.3%		19.1%
% of Net sales	6.8%	6.3%	5.7%	50	bps	60	bps

*
not meaningful.

Three Months Ended May 5, 2013 Compared to Three Months Ended April 29, 2012

Net Sales

        Net sales increased $62 million, or 13.4%, in first quarter 2013 as compared to first quarter 2012.

        Sales initiatives, including fusible plastics, storm drainage, and treatment plant initiatives, contributed approximately $36 million of the year-over-year increase. The December 2012 acquisition of substantially all of the assets of Water Products of Oklahoma, Inc., Arkansas Water Products, LLC, and Municipal Water Works Supply, LP (collectively, "Water Products") contributed approximately $23 million of Net sales in first quarter 2013. Organic sales growth was 8.2% in first quarter 2013 as compared to first quarter 2012.

Adjusted EBITDA

        Adjusted EBITDA increased $10 million, or 35.7%, during first quarter 2013 as compared to first quarter 2012.

        The increase was due to new sales initiatives and, to a lesser extent, the Water Products acquisition, partially offset by increased Selling, general and administrative expense, primarily personnel costs due to the increased volume.

        Adjusted EBITDA as a percentage of Net sales increased approximately 120 basis points in first quarter 2013 as compared to first quarter 2012. The improvement was due to the expansion of gross margins by approximately 60 basis points driven by sales initiatives, product sourcing and the Water

Products acquisition. In addition, Selling, general and administrative expense as a percentage of Net sales declined approximately 50 basis points primarily due to the leverage of fixed costs through sales volume increases.

Fiscal 2012 Compared to Fiscal 2011

Net sales

        Net sales increased $256 million, or 14.4%, in fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $220 million, or 12.4%, as compared to fiscal 2011.

        Sales initiatives, including meter automation, storm drainage, and greenfields, contributed approximately $124 million of the year-over-year increase. Net sales increased approximately $52 million as a result of increases in prices due to commodity price inflation, primarily PVC and ductile iron products. The fiscal 2012 acquisition of Water Products and the fiscal 2011 acquisition of RAMSCO added a combined $23 million of non-organic Net sales in fiscal 2012. Organic sales growth on a 52-week basis was 11.2% in fiscal 2012 as compared to fiscal 2011. In addition, Waterworks was also positively impacted by the gradual improvement in the residential housing market.

Adjusted EBITDA

        Adjusted EBITDA increased $25 million, or 22.3%, during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Adjusted EBITDA increased $23 million, or 20.5%, as compared to fiscal 2011.

        The increase was due to volume increases and new sales initiatives, partially offset by increased Selling, general and administrative expense, primarily personnel costs due to the increased volume.

        Adjusted EBITDA as a percentage of Net sales increased approximately 50 basis points in fiscal 2012 as compared to fiscal 2011. Selling, general and administrative expense as a percentage of Net sales declined approximately 110 basis points primarily due to the leverage of fixed costs through sales volume increases, efforts to control variable expenses and product mix. This improvement was partially offset by an approximately 60 basis point compression of gross margins due primarily to fluctuating commodity prices.

Fiscal 2011 Compared to Fiscal 2010

Net sales

        Net sales increased $113 million, or 6.8%, to $1,772 million during fiscal 2011 as compared to fiscal 2010.

        Increases in prices due to commodity price inflation, primarily PVC, contributed approximately $82 million of the year-over-year increase. In addition, the fiscal 2011 acquisition of RAMSCO contributed $30 million to the Net sales increase. Organic sales growth in fiscal 2011 was 5.0%.

Adjusted EBITDA

        Adjusted EBITDA increased $18 million, or 19.1%, during fiscal 2011 as compared to fiscal 2010.

        The increase was driven by volume increases and positive impacts from fluctuating commodity prices. The positive impacts were partially offset by higher Selling, general and administrative costs, primarily due to variable compensation as a result of higher sales volumes.

        Adjusted EBITDA as a percentage of Net sales increased approximately 60 basis points in fiscal 2011 as compared to fiscal 2010. The increase was driven primarily by the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

Power Solutions

	Three Months Ended
	May 5, 2013	April 29, 2012	Increase (Decrease)
	(Dollars in millions)
Net sales	$462	$415	11.3%
Operating income	$12	$8	50.0%
% of Net sales	2.6%	1.9%	70	bps
Depreciation and amortization	6	6	—

Adjusted EBITDA	$18	$14	28.6%
% of Net sales	3.9%	3.4%	50	bps

				Increase (Decrease)
	Fiscal Year
				2012 vs. 2011		2011 vs. 2010
	2012	2011	2010
	(Dollars in millions)
Net sales	$1,787	$1,625	$1,462	10.0%		11.1%
Operating income (loss)	$47	$25	$25	88.0%		—
% of Net sales	2.6%	1.5%	1.7%	110	bps	(20)	bps
Depreciation and amortization	25	25	24	—		4.2%

Adjusted EBITDA	$72	$50	$49	44.0%		2.0%
% of Net sales	4.0%	3.1%	3.4%	90	bps	(30)	bps

Three Months Ended May 5, 2013 Compared to Three Months Ended April 29, 2012

Net Sales

        Net sales increased $47 million, or 11.3%, in first quarter 2013 as compared to first quarter 2012.

        The increase in Net sales in first quarter 2013 was attributable to increasing sales volume with our utilities customers, primarily driven by increases in transmission projects and product and service expansion.

Adjusted EBITDA

        Adjusted EBITDA increased $4 million, or 28.6%, during first quarter 2013 as compared to first quarter 2012. The increase in Adjusted EBITDA was primarily due to volume increases in Net sales, the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

        Adjusted EBITDA as a percentage of Net sales increased approximately 50 basis points in first quarter 2013 as compared to first quarter 2012. The improvement was due to a decline of approximately 130 basis points in Selling, general and administrative expense as a percentage of Net sales, primarily due to the leverage of fixed costs through sales volume increases and efforts to control variable expenses. This improvement was partially offset by the compression of gross margins, primarily driven by product mix.

Fiscal 2012 Compared to Fiscal 2011

Net sales

        Net sales increased $162 million, or 10.0%, in fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $127 million, or 7.8%, as compared to fiscal 2011.

        Approximately $145 million of the year-over-year increase is attributable to increasing sales volume with our utilities customers. Net sales were also positively impacted in fiscal 2012 by volume increases with our construction and industrial customers.

Adjusted EBITDA

        Adjusted EBITDA increased $22 million, or 44.0%, during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Adjusted EBITDA increased $20 million, or 40.0%, as compared to fiscal 2011.

        The Adjusted EBITDA increase was driven by increasing sales and leverage of fixed costs through sales volume increases. Adjusted EBITDA as a percentage of Net sales increased approximately 90 basis points in fiscal 2012 as compared to fiscal 2011. Selling, general and administrative expense as a percentage of Net sales declined approximately 90 basis points, primarily due to the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

Fiscal 2011 Compared to Fiscal 2010

Net sales

        Net sales increased $163 million, or 11.1%, to $1,625 million during fiscal 2011 as compared to fiscal 2010.

        Approximately $115 million of the year-over-year increase is attributable to increasing sales volume with our utilities customers. Net sales growth was primarily due to sales initiatives, increased transmission and substation projects, and increases in prices due to commodity price inflation, primarily copper and steel.

Adjusted EBITDA

        Adjusted EBITDA increased $1 million, or 2.0%, during fiscal 2011 as compared to fiscal 2010. The Adjusted EBITDA increase is driven by sales volume increases offset by margin compression.

        Adjusted EBITDA as a percentage of Net sales decreased approximately 30 basis points in fiscal 2011 as compared to fiscal 2010. The decrease was driven by an approximately 70 basis point compression of gross margins, partially offset by the leverage of fixed costs through sales volume increases and efforts to control variable expenses.

White Cap

	Three Months Ended
	May 5, 2013	April 29, 2012	Increase (Decrease)
	(Dollars in millions)
Net sales	$310	$266	16.5%
Operating income (loss)	$5	—	*
% of Net sales	1.6%	—	160	bps
Depreciation and amortization	9	8	12.5%

Adjusted EBITDA	$14	$8	75.0%
% of Net sales	4.5%	3.0%	150	bps

*
not meaningful

				Increase (Decrease)
	Fiscal Year
				2012 vs. 2011		2011 vs. 2010
	2012	2011	2010
	(Dollars in millions)
Net sales	$1,178	$981	$852	20.1%		15.1%
Operating income (loss)	$24	$(16)	$(54)		*	70.4%
% of Net sales	2.0%	(1.6)%	(6.3)%	360	bps	470	bps
Depreciation and amortization	32	33	39	(3.0)%		(15.4)%
Restructuring	—	—	5	—			*

Adjusted EBITDA	$56	$17	$(10)		*		*
% of Net sales	4.8%	1.7%	(1.2)%	310	bps	290	bps

*
not meaningful.

Three Months Ended May 5, 2013 Compared to Three Months Ended April 29, 2012

Net Sales

        Net sales increased $44 million, or 16.5%, in first quarter 2013 as compared to first quarter 2012.

        Sales initiatives contributed approximately $30 million of the year-over-year increase. Approximately half of the sales initiative increase was driven by our Managed Sales Approach ("MSA"), with the remainder driven by category management, direct marketing and greenfield initiatives. MSA is a structured approach to drive revenue at a regional level through analysis, tools and sales management. In addition, White Cap was positively impacted by the gradual improvement in the residential housing market.

Adjusted EBITDA

        Adjusted EBITDA increased $6 million, or 75.0%, during first quarter 2013 as compared to first quarter 2012.

        The increase in Adjusted EBITDA was primarily driven by sales initiatives, market volume, and product mix. This increase was partially offset by increased Selling, general and administrative expense related to the hiring of additional associates to support the expanding business and drive future growth.

        Adjusted EBITDA as a percentage of Net sales increased approximately 150 basis points in first quarter 2013 as compared to first quarter 2012. The increase was primarily due to an approximately 190 basis point improvement of gross margins, driven by sourcing initiatives and product mix. This improvement was partially offset by an increase in Selling, general and administrative expenses as a percentage of Net sales due to the impact of the investment in sales force additions and greenfields since first quarter 2012 to support continued growth in our business.

Fiscal 2012 Compared to Fiscal 2011

Net Sales

        Net sales increased $197 million, or 20.1%, during fiscal 2012 as compared to fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Net sales increased $176 million, or 17.9%, as compared to fiscal 2011.

        Sales initiatives contributed approximately $130 million of the year-over-year increase driven primarily through our Managed Sales Approach ("MSA"). MSA is a structured approach to drive revenue at a regional level through analysis, tools and sales management. In addition, White Cap was also positively impacted by the gradual improvement in the residential housing market.

Adjusted EBITDA

        Adjusted EBITDA increased $39 million to $56 million during fiscal 2012 as compared to $17 million in fiscal 2011. Excluding the impact of the 53rd week in fiscal 2012, Adjusted EBITDA increased $38 million as compared to fiscal 2011.

        The increase in Adjusted EBITDA was primarily driven by sales initiatives, product mix and sourcing initiatives.

        Adjusted EBITDA as a percentage of Net sales increased approximately 310 basis points to 4.8% in fiscal 2012 as compared to fiscal 2011, primarily due to an approximately 120 basis point improvement of gross margins and the leverage of fixed costs through sales volume increases. Gross margins were favorably impacted by purchase discounts and rebates achieved as a result of higher purchasing volumes.

Fiscal 2011 Compared to Fiscal 2010

Net sales

        Net sales increased $129 million, or 15.1%, to $981 million during fiscal 2011 as compared to fiscal 2010.

        Sales initiatives contributed approximately $81 million of the year-over-year increase driven primarily though our MSA and marketing initiatives. Net sales were also positively impacted by $27 million due to commodity price inflation, primarily steel.

Adjusted EBITDA

        Adjusted EBITDA improved $27 million during fiscal 2011 to $17 million compared to a loss of $10 million in fiscal 2010.

        The improvement was primarily driven by gross profit increases as a result of volume and commodity impacts, the leverage of fixed costs through sales volume increases, and efforts to control variable expenses.

        Adjusted EBITDA as a percentage of Net sales improved to 1.7% in fiscal 2011 from (1.2)% in fiscal 2010, primarily due to the leverage of fixed costs through sales volume increases and efforts to control variable expenses and, to a lesser extent, an approximate 70 basis point improvement in gross margins.

Liquidity and Capital Resources

        Our operations are conducted almost entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, our credit facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Sources and uses of cash

        Our sources of funds, primarily from operations, cash on-hand, and, to the extent necessary, from readily available external financing arrangements are sufficient to meet all current obligations on a timely basis. We believe that these sources of funds will be sufficient to meet the operating needs of our business for at least the next twelve months.

        During the first quarter of 2013, our use of cash was primarily driven by the payment of interest on debt and net debt repayments, substantially offset by the receipt of cash from the sale of short-term investments of cash restricted for the extinguishment of the 2007 Senior Subordinated Notes. This net use of cash was partially offset by cash receipts from operations.

        During fiscal 2012, our sources of funds were primarily cash receipts from operations, net debt borrowings, and proceeds from the sale of IPVF. These sources of cash were offset by the costs associated with the debt refinancings, investment of cash restricted for debt repayment, payment of interest on debt, and acquisitions.

        As of May 5, 2013, our combined liquidity of approximately $785 million was comprised of $88 million in cash and cash equivalents and $697 million of additional available borrowings under our Senior ABL Facility, based on qualifying inventory and receivables.

        Information about the Company's cash flows, by category, is presented in the Consolidated Statements of Cash Flows and is summarized as follows:

Net cash provided by (used for):

	Three Months Ended		Fiscal Year
	May 5, 2013	April 29, 2012	2012	2011	2010
	(Dollars in millions)
Operating activities	$(557)	$(264)	$(681)	$(165)	$551
Investing activities	905	440	(800)	(6)	(45)
Financing activities	(401)	(163)	1,511	(10)	(755)

Working capital

        Working capital, excluding cash and cash equivalents, was $1,111 million as of May 5, 2013, increasing approximately $280 million as compared to $831 million as of April 29, 2012. The increase was primarily driven by an increase in Receivables and Inventory reflecting higher sales volumes, partially offset by an increase in Accounts Payable and a decrease in deferred tax assets.

        Working capital, excluding cash and cash equivalents, increased to $979 million as of the end of fiscal 2012 from $901 million as of the end of fiscal 2011. During March 2012, we sold our IPVF business. Excluding the disposition impact, working capital increased approximately $410 million, primarily due to an increase in receivables and inventory reflecting higher sales volumes and a decrease in accrued interest, offset by an increase in Accounts Payable and a decrease in Deferred tax assets.

        Working capital, excluding cash and cash equivalents, increased to $901 million as of the end of fiscal 2011 from $884 million as of the end of fiscal 2010. The increase was primarily driven by an increase in receivables and inventory as well as a decrease to accounts payable due to the timing of inventory purchases, substantially offset by the working capital decrease for the sale of businesses and increases in accrued interest and the current maturities of long-term debt.

Operating activities

        Cash flow from operating activities in first quarter 2013 was a use of $557 million compared with cash used by operating activities of $264 million in first quarter 2012. The use of cash in first quarter 2013 was driven by the payment of $364 million of original issue discounts and PIK interest related to the extinguishment of the 2007 Senior Subordinated Notes and a portion of the Term Loans. Additionally, cash interest paid in first quarter 2013 unrelated to extinguishments was $260 million, compared to $329 million in first quarter 2012. Excluding the cash interest payments in both periods, cash flow from operating activities increased $2 million in first quarter 2013 as compared to first quarter 2012.

        Cash flow from operating activities in fiscal 2012 was a use of $681 million compared with a use of $165 million in fiscal 2011. The use of cash in fiscal 2012 was driven by the payment of $502 million of original issue discounts and PIK interest related to the extinguishment of all of the April 2012 Senior Unsecured Notes and $930 million of the 2007 Senior Subordinated Notes. Additionally, cash interest paid in fiscal 2012 unrelated to extinguishments was $621 million compared to $356 million in fiscal 2011. Excluding the cash interest payments in both periods, cash flow from operating activities increased $251 million in fiscal 2012 as compared to fiscal 2011. The increase was primarily due to an increase in sales volumes, partially offset by an increase in working capital, excluding the impact of dispositions, to support the increasing sales volumes.

        Cash flow from operating activities in fiscal 2011 was a use of $165 million compared with cash flow provided by operating activities of $551 million in fiscal 2010. The decrease was primarily due to the timing of payments for the purchase of inventory and the receipt of an IRS refund in fiscal 2010 of $220 million.

Investing activities

        During first quarter 2013, cash provided by investing activities was $905 million, primarily due to the proceeds of $936 million from the sale of short-term investments of cash restricted for the extinguishment of the 2007 Senior Subordinated Notes, partially offset by $32 million of capital expenditures. During first quarter 2012, cash provided by investing activities was $440 million, primarily driven by $463 million of proceeds from the sale of a business, net, offset by $22 million in capital expenditures.

        During fiscal 2012, cash used in investing activities was $800 million, primarily driven by the net investment of $936 million of cash proceeds from debt issuances, $248 million payments for business acquisitions and $115 million in capital expenditures. These payments were partially offset by $481 million of net proceeds from the sale of businesses.

        During fiscal 2011, cash used in investing activities was $6 million, primarily driven by $115 million of capital expenditures and the $21 million acquisition of RAMSCO, partially offset by $128 million of proceeds from the sale of businesses. During fiscal 2011, capital expenditures increased $66 million as compared to fiscal 2010, driven by the purchase of open-ended vehicle leases and reflecting our commitment to invest in our business through information technology, greenfield expansion and other strategic initiatives.

        During fiscal 2010, cash used in investing activities was $45 million, primarily driven by $49 million of capital expenditures.

Financing activities

        During first quarter 2013, cash used in financing activities was $401 million, due to net debt payments of $369 million, including a $30 million contractually required premium paid to extinguish the 2007 Senior Subordinated Notes prior to maturity, and payments of $32 million for debt issuance and modification costs. During first quarter 2012, cash used in financing activities was $163 million, due to net debt payments of $100 million, including a $150 million contractually required premium paid to extinguish the 2007 Senior Notes prior to maturity, and payments of $63 million for debt issuance costs.

        During fiscal 2012, cash provided by financing activities was $1,511 million, due to net debt borrowings of $1,641 million, which includes the financing of $603 million of contractually required premiums paid to extinguish the 12.0% Senior Notes, the 2007 Senior Subordinated Notes, and the April 2012 Senior Unsecured Notes prior to maturity, offset by payments of $132 million for debt issuance costs.

        During fiscal 2011, cash used in financing activities was $10 million, due entirely to net debt repayments.

        During fiscal 2010, cash used in financing activities was $755 million, due to net debt repayments of $722 million, including the prepayment on the 2007 Term Loan of $30 million, and $34 million in financing fees related to the amendment of our credit agreements.

External Financing

        As of May 5, 2013, we had an aggregate principal amount of $6.6 billion of outstanding debt, net of unamortized discounts of $22 million and including unamortized premiums of $20 million, and an additional $744 million of additional available borrowings under our Senior ABL Facility (after giving effect to the borrowing base limitations and approximately $61 million in letters of credit issued and including $47 million of borrowings available on qualifying cash balances). From time to time, depending on market conditions and other factors, we may seek to repay, redeem, repurchase or otherwise acquire or refinance a portion or all of our indebtedness. We may make such repurchases in privately negotiated transactions or otherwise.

        On May 30, 2013, HDS entered into a commitment letter under which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide HDS with an amendment to the Senior ABL Facility. See "Description of Certain Indebtedness—Senior Credit Facilities."

        On February 15, 2013, HDS modified its Senior Term Facility to lower the borrowing margin by 275 basis points. The term loans are subject to an interest rate equal to LIBOR (subject to a floor of 1.25%) plus a borrowing margin of 3.25% or Prime plus a borrowing margin of 2.25% at the borrower's election. The amendment also replaced the hard call provision applicable to optional prepayment of term loans thereunder with a soft call option. The soft call option provides for a premium equal to 1.0% of the aggregate principal amount of term loans being prepaid if, on or prior to August 15, 2013, HDS enters into certain repricing transactions. In connection with the modification, the Company incurred approximately $30 million in financing fees, of which approximately $27 million will be amortized into interest expense over the remaining term of the amended facility in accordance with GAAP (ASC 470, Debt). Of the non-deferred financing fees, approximately $2 million will be recorded as a Loss on extinguishment of debt and the remaining $1 million will be recorded as Other non-operating expense in the Consolidated Statement of Operations in the first quarter of fiscal 2013.

        On February 1, 2013, HDS issued the February 2013 Senior Unsecured Notes at par. As a result of the issuance, the Company incurred and paid $21 million in debt issuance costs. The net proceeds from the February 2013 Senior Unsecured Notes issuance were used to repurchase all of HDS's outstanding April 2012 Senior Unsecured Notes, plus a $422 million make-whole premium calculated in accordance with the April 2012 Senior Unsecured Notes Indenture (as defined below), plus $37 million of uncapitalized PIK interest thereon through February 1, 2013. Also on February 1, 2013, the trustee for the April 2012 Senior Unsecured Notes cancelled all of the outstanding April 2012 Senior Unsecured Notes. As a result of these transactions, the Company incurred a $452 million loss on extinguishment, which included the make-whole premium, a $28 million write-off of unamortized original issue discount, and a $2 million write-off of unamortized deferred debt costs.

        On January 16, 2013, HDS issued the January 2013 Senior Subordinated Notes at par. As a result of the issuance, the Company incurred and paid $16 million in debt issuance costs. On February 8, 2013, HDS used the net proceeds from the January 2013 Senior Subordinated Notes issuance to redeem all of its remaining $889 million outstanding 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and paid (together with $36 million of cash on hand) accrued and unpaid interest thereon through the redemption date. As a result, in the first quarter of fiscal 2013, the Company will report a $34 million loss on extinguishment, which includes a $30 million premium payment to redeem the 2007 Senior Subordinated Notes and $4 million to write-off the unamortized deferred debt cost.

        On October 15, 2012, HDS issued the October 2012 Senior Notes at par. As a result of the issuance, the Company incurred and paid $17 million in debt issuance costs. On November 8, 2012, HDS used the net proceeds from the October 2012 Senior Notes issuance to redeem $930 million of its outstanding 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and to pay $23 million of accrued interest. As a result, the Company incurred a $37 million loss on extinguishment, which included a $31 million premium payment to redeem the 2007 Senior Subordinated Notes prior to maturity and $5 million to write off the pro-rata portion of unamortized deferred debt costs.

Refinancing Transactions and Additional Notes

        On April 12, 2012, HDS consummated the following transactions (the "Refinancing Transactions") in connection with the refinancing of the senior portion of its debt structure:

  •
  the issuance of the April 2012 First Priority Notes;

  •
  the issuance of the Second Priority Notes;

  •
  the issuance of the April 2012 Senior Unsecured Notes;

  •
  entry into the Senior Term Facility maturing in 2017 and providing for term loans in an aggregate principal amount of $1,000 million; and

  •
  entry into the Senior ABL Facility maturing in 2017 and providing for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under the borrowing base).

        The proceeds of the April 2012 First Priority Notes, the Second Priority Notes, the April 2012 Senior Unsecured Notes, the Senior Term Facility and the Senior ABL Facility were used to (i) repay all amounts outstanding under the 2007 Senior Secured Credit Facility, (ii) repay all amounts outstanding under the existing ABL Credit Facility dated as of August 30, 2007, (iii) repurchase all remaining outstanding 12.0% Senior Notes and (iv) pay related fees and expenses.

        Affiliates of certain of the Equity Sponsors owned an aggregate principal amount of approximately $484 million of the 12.0% Senior Notes which they exchanged in a non-cash transaction for their investment in the April 2012 Senior Unsecured Notes.

        On August 2, 2012, HDS issued the August 2012 First Priority Notes (and together with the April 2012 First Priority Notes, the "First Priority Notes") at a premium of 107.500%. At closing, the Company received approximately $317 million, net of transaction fees. The August 2012 First Priority Notes were issued under the indenture pursuant to which HDS previously issued $950 million aggregate principal amount of April 2012 First Priority Notes, all of which remain outstanding. The net proceeds from the sale of the August 2012 First Priority Notes were applied to reduce outstanding borrowings under the Senior ABL Facility.

        As a result of the Refinancing Transactions and the issuance of the August 2012 First Priority Notes, the Company incurred $80 million in debt issuance costs and recorded a $220 million loss on extinguishment, which included a $150 million premium payment to redeem the 12.0% Senior Notes, $46 million to write off the pro-rata portion of the unamortized deferred debt costs, and $24 million to write off the remaining unamortized Other asset associated with Home Depot's guarantee of HDS's payment obligations for principal and interest under the term loan under the 2007 Senior Secured Credit Facility that was terminated in the Refinancing Transactions.

Unamortized deferred debt costs

        In accordance with ASC 470, Debt, the Company determined that all of the redemption of 12.0% Senior Notes was an extinguishment as either the original note holders were unknown or the refinancing was considered a "substantial" change. As a result of the extinguishment, the Company wrote-off approximately $24 million in unamortized deferred financing charges associated with the 12.0% Senior Notes. Similarly, under ASC 470, approximately $834 million of the Existing ABL Credit Facility and approximately $1,169 million of the 2007 Senior Secured Credit Facility were deemed extinguishments, with the remaining portions considered modifications. As a result of the extinguishment, the Company wrote-off approximately $22 million of $42 million in unamortized deferred financing charges associated with these credit agreements.

        Long-term debt as of May 5, 2013 and February 3, 2013 consisted of the following:

	May 5, 2013		February 3, 2013
	Outstanding Principal	Interest Rate(1)	Outstanding Principal	Interest Rate(1)
	(Dollars in millions)
Senior ABL Facility due April 12, 2017	$490	1.95%	$300	1.96%
Term Loan due October 12, 2017, net of unamortized discount of $22 million as of May 5, 2013 and $26 million as of February 3, 2013(2)	970	4.50	969	7.25
8.125% First Priority Notes due April 15, 2019, including unamortized premium of $20 million as of May 5, 2013 and $21 million as of February 3, 2013	1,270	8.125	1,271	8.125
11.0% Second Priority Notes due April 15, 2020	675	11.00	675	11.00
11.5% Senior Notes due July 15, 2020	1,000	11.50	1,000	11.50
7.5% Senior Notes due July 15, 2020	1,275	7.50	1,275	7.50
10.5% Senior Subordinated Notes due January 15, 2021	950	10.50	950	10.50
13.5% 2007 Senior Subordinated Notes due September 1, 2015(3)	—	—	889	13.50

Total long-term debt	$6,630		7,329
Less current installments	(10)		(899)

Long-term debt, excluding current installments	$6,620		$6,430

(1)
Represents the stated rate of interest, without including the effect of discounts and premiums.

(2)
The February 3, 2013 interest rate does not reflect the reductions to the interest rate margins applicable to the Term Loan as a result of Amendment No. 1 to the Senior Term Facility that was entered into on February 15, 2013.

(3)
On February 8, 2013, the net proceeds from the January 2013 Senior Subordinated Notes issuance were used to redeem $889 million of the outstanding 2007 Senior Subordinated Notes at a redemption price of 103.375%. As of the date hereof there are no 2007 Senior Subordinated Notes outstanding.

Debt covenants

        HDS's outstanding debt agreements contain various restrictive covenants including, but not limited to, limitations on additional indebtedness and dividend payments and stipulations regarding the use of proceeds from asset dispositions. See "Description of Certain Indebtedness."

Interest rate swaps

        We maintained interest rate swap agreements to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts. At execution, our swaps committed us to pay fixed interest and receive variable interest, effectively converting $400 million of floating-rate debt to fixed rate debt. Swaps with a combined $200 million notional value matured on January 31, 2010. The remaining swaps with a combined $200 million notional value matured on January 31, 2011, the first day of fiscal 2011.

Commodity and Interest Rate Risk

Commodity risk

        We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, our operating performance is affected by price fluctuations in the commodity-based products that we purchase and sell, which contain commodities such as steel, copper, aluminum, PVC, petroleum and other commodities. We are also exposed to fluctuations in petroleum costs as we deliver a substantial portion of the products we sell by truck. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable gross margins.

        As discussed above, our results of operations were favorably or negatively impacted by fluctuating commodity prices based on our ability or inability to pass increases in the prices of certain commodity-based products to our customers. Such commodity price fluctuations have from time to time produced volatility in our financial performance and could do so in the future.

Interest rate risk related to debt

        We are subject to interest rate risk associated with our debt. While changes in interest rates impact the fair value of the fixed-rate debt, there is no impact to earnings and cash flow. Alternatively, while changes in interest rates do not affect the fair value of our variable-rate debt, they do affect future earnings and cash flows.

        Our Senior ABL Facility and our Senior Term Facility bear variable interest rates.

  •
  The Senior ABL Facility bears interest (i) in the case of U.S. dollar denominated loans, either at LIBOR or the Prime Rate, at the option of the Company, plus applicable borrowing margins and (ii) in the case of Canadian dollar denominated loans, either at the BA Rate or the

    Canadian Prime Rate, at the option of the Company, plus applicable borrowing margins. The borrowing margins are defined by a pricing grid, as included in the Senior ABL Facility agreement, based on average excess availability for the previous quarter.

  •
  Subsequent to the modification on February 15, 2013, the Senior Term Facility bears interest at LIBOR (subject to a floor of 1.25%) plus a borrowing margin of 3.25% or Prime plus a borrowing margin of 2.25% at the borrower's election.

        A 1% increase in interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $15 million (based on our borrowings as of May 5, 2013 and excluding the effect of the interest rate floor on our Senior Term Facility).

Off-balance sheet arrangements

        In accordance with GAAP, operating leases for a portion of our real estate and other assets are not reflected in our Consolidated Balance Sheets.

Contractual Obligations

        The following table discloses aggregate information about our contractual obligations as of February 3, 2013 and the periods in which payments are due:

		Payments Due By Period
	Total	Fiscal 2013	Fiscal 2014 - 2015	Fiscal 2016 - 2017	Fiscal Years after 2017
	(Dollars in millions)
Long-term debt(1)	$7,334	$899	$20	$1,265	$5,150
Interest on long-term debt(2)	3,940	546	1,086	1,066	1,242
Operating leases	482	123	180	98	81
Purchase obligations(3)	684	684	—	—	—

Total contractual cash obligations(4)	$12,440	$2,252	$1,286	$2,429	$6,473

(1)
"Fiscal 2013" includes $889 million of 2007 Senior Subordinated Notes that were redeemed on February 8, 2013.

(2)
The interest on long-term debt includes the effect of the amendment to our Senior Term Facility on February 15, 2013 that reduced the applicable borrowing margins on the outstanding Term Loans. The interest on long-term debt includes payments for agent administration fees. The interest rates for the Senior ABL Facility are calculated based on the rates as of February 3, 2013. On May 30, 2013, HDS entered into a commitment letter under which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide HDS with an amendment to the Senior ABL Facility. See "Description of Certain Indebtedness—Senior Credit Facilities."

(3)
Purchase obligations include various commitments with vendors to purchase goods and services, primarily inventory. These purchase obligations are generally cancelable, but the Company has no intent to cancel.

(4)
The contractual obligations table excludes $215 million of unrecognized tax benefits due to uncertainty regarding the timing of future cash payments, if any, related to the liabilities recorded in accordance with the GAAP guidance for uncertain tax positions.

Recent Accounting Pronouncements

        Fair value measurement—In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). The amendments in this ASU are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The Company adopted the provisions of ASU 2011-04 on January 30, 2012. The adoption did not have an impact on the Company's financial position or results of operations.

        Comprehensive income: Presentation—In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), to increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The Company adopted the provisions of ASU 2011-05 on January 30, 2012. The adoption of ASU 2011-05 did not have an impact on the Company's financial position or results of operations.

        Comprehensive income: Reclassifications—In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"), issued in December 2011. The amendments in ASU 2013-02 would require an entity to provide additional information about significant reclassifications out of accumulated other comprehensive income by the respective line items of net income. The Company adopted the provisions of ASU 2013-02 on February 4, 2013. The adoption of ASU 2013-02 did not have an impact on the Company's financial position or results of operations.

        Goodwill impairment testing—In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted the provisions of ASU 2011-08 on January 30, 2012. The adoption of ASU 2011-08 did not have an impact on the Company's financial position or results of operations.

        Release of Cumulative Translation Adjustment—In March 2013, the FASB issued ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" ("ASU 2013-05"), which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part of all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of

ASU 2013-05 will not have a material impact on the Company's financial position or results of operations.

Critical Accounting Policies

        Our critical accounting policies include:

Revenue recognition

        We recognize revenue when persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. We ship products to customers predominantly by internal fleet and to a lesser extent by third-party carriers. Revenues, net of sales tax and allowances for returns and discounts, are recognized from product sales when title to the products is passed to the customer, which generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers.

Allowance for doubtful accounts

        We evaluate the collectability of accounts receivable based on numerous factors, including past transaction history with customers, their credit worthiness and an assessment of our lien and bond rights. Initially, we estimate an allowance for doubtful accounts as a percentage of aged receivables. This estimate is periodically adjusted when we become aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in our historical collection patterns. While we have a large customer base that is geographically dispersed, a slowdown in the markets in which we operate may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts.

Inventories

        Inventories consist primarily of finished goods and are carried at the lower of cost or market. The cost of substantially all of our inventories is determined by the moving or weighted average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of historical physical inventory results, a review of potential excess and obsolete inventories based on inventory aging and anticipated future demand. Periodically, each branch's perpetual inventory records are adjusted to reflect any declines in net realizable value below inventory carrying cost. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the saleability of our products or our relationship with certain key vendors, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions.

Consideration received from vendors

        We enter into agreements with many of our vendors providing for inventory purchase rebates ("vendor rebates") upon achievement of specified volume purchasing levels. We accrue the receipt of vendor rebates as part of our cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at each period end for vendor rebates to be received on products not yet sold. While we believe we will continue to receive consideration from vendors in fiscal 2013 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Impairment of long-lived assets

        Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, we project undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Our judgment regarding the existence of impairment indicators are based on market and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows that require judgment by management. If different estimates were used, the amount and timing of asset impairments could be affected.

Goodwill

        Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Accounting Standards Codification 350, Intangibles—Goodwill and Other, requires entities to periodically assess the carrying value of goodwill by reviewing the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis, as defined by ASC 350. We assess the recoverability of goodwill in the third quarter of each fiscal year. We also use judgment in assessing whether we need to test goodwill more frequently for impairment than annually given factors such as unexpected adverse economic conditions, competition, product changes and other external events. If the carrying amount of a reporting unit that contains goodwill exceeds fair value, a possible impairment would be indicated.

        In accordance with ASU 2011-08, during fiscal 2012, we determined that it was not more likely than not that the fair value of Facilities Maintenance and White Cap was less than the carrying value for each business unit. Based on this assessment, we determined that it was not necessary to perform the two-step goodwill impairment test for these two reporting units. We bypassed this qualitative analysis for the remaining five reporting units and proceeded with the first step of the two-step goodwill impairment test. We determine the fair value of a reporting unit using a discounted cash flow ("DCF") analysis and a market comparable method, with each method being equally weighted in the calculation.

        Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market comparable approach. The cash flows employed in the DCF analyses are based on the Company's most recent long-range forecast and, for years beyond the forecast, the Company's estimates, which are based on estimated exit multiples ranging from six to seven times the final forecasted year earnings before interest, taxes, depreciation and amortization. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units and range from 11.5% to 14.0%. For the market comparable approach, the Company evaluated comparable company public trading values, using earnings multiples and sales multiples that are used to value the reporting units.

        There was no indication of impairment in any of the Company's reporting units during the fiscal 2012, the fiscal 2011 or the fiscal 2010 annual testing and accordingly, the second step of the goodwill impairment analysis was not performed. At the time of our fiscal 2012 annual testing, the fair value of the reporting units exceeded their carrying value by the following percentages: 47% for Waterworks, 31% for Utilities, 6% for Crown Bolt, 40% for Repair & Remodel and 116% for Electrical.

        During the fourth quarter of fiscal 2012, Crown Bolt reached an agreement to amend and extend its strategic purchase agreement with Home Depot. While the amendment extends the agreement five years through fiscal 2019, it eliminates the minimum purchase requirement and adjusts future pricing. These changes resulted in a reduction of expected future cash proceeds from Home Depot. We, therefore, considered this amendment a triggering event and, as such, the Company performed an additional goodwill impairment analysis for Crown Bolt. As a result of step one of the analysis, there was an indication of impairment in the Crown Bolt reporting unit. Based on the results of step two, we recorded a non-cash, pre-tax goodwill impairment charge of $150 million during the fourth quarter of fiscal 2012. Additionally, we recorded a $2 million charge to write off an unamortized tradename as a result of the discontinued use of the tradename.

        The Company's DCF model is based on our expectation of future market conditions for each of the reporting units, as well as discount rates that would be used by market participants in an arms-length transaction. Future events could cause the Company to conclude that market conditions have declined or discount rates have increased to the extent that the Company's goodwill could be further impaired. It is not possible at this time to determine if any such future impairment charge would result.

Income Taxes

        Income taxes are determined under the liability method as required by ASC 740, Income Taxes. Income tax expense or benefit is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. This measurement is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, are not "more likely than not" to be realized. The Company recorded a valuation allowance related to its U.S. continuing operations of $72 million, $442 million, $259 million and $228 million in the first quarter of fiscal 2013, fiscal 2012, fiscal 2011 and fiscal 2010, as it believes it is "more likely than not" all of the U.S. deferred income tax assets will not be realized. In addition, the Company recorded an $8 million valuation allowance reduction, a $7 million valuation allowance reduction, and a $2 million valuation allowance increase related to its U.S. discontinued operations for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

        The Company follows the GAAP guidance for uncertain tax positions within ASC 740, Income Taxes. ASC 740 provides guidance related to the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The standard prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Initial recognition, derecognition and measurement is based on management's judgment given the facts, circumstances and information available at the reporting date. If these judgments are not accurate then future income tax expense or benefit could be different.

Self-insurance

        We have a high deductible insurance program for most losses related to general liability, product liability, environmental liability, automobile liability, workers' compensation, and we are self-insured for medical claims and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience.

        To the extent the projected future development of the losses resulting from environmental, workers' compensation, automobile, general and product liability claims incurred as of May 5, 2013 differs from the actual development of such losses in future periods, our insurance reserves could differ significantly, resulting in either higher or lower future insurance expense.

Management estimates

        Management believes the assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations, and in certain situations, could have a material adverse effect on our financial condition.

Stock-Based Compensation

        Our stock-based compensation expense is estimated at the grant date based on an award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. See Note 9 to our audited consolidated financial statements.

Common Stock Valuation

        In the absence of a public trading market, our board of directors, with input from management, determined a reasonable estimate of the then-current fair value of our common stock for purposes of determining fair value of our stock options on the date of grant. We determined the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Our approach considered contemporaneous common stock valuations in determining the equity value of our company using a weighted combination of various methodologies, each of which can be categorized under either of the following two valuation approaches: the income approach and the market approach. In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

  •
  the nature and history of our business;

  •
  our current and historical operating performance;

  •
  our expected future operating performance;

  •
  our financial condition at the grant date;

  •
  the lack of marketability of our common stock;

  •
  the value of companies we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, stage of growth, intangible value, company size, geographic diversification, profitability, financial risk and other factors;

  •
  likelihood of achieving a liquidity event, such as an IPO or a merger or acquisition of our company given prevailing market conditions;

  •
  industry information such as market size and growth; and

  •
  macroeconomic conditions.

Income approach

        The income approach estimates the value of our company based on expected future cash flows discounted to a present value rate of return commensurate with the risks associated with the cash flows ("DCF method"). The cash flows utilized in the DCF method are based on our most recent long-range forecast. The discount rate is intended to reflect the risks inherent in the future cash flows of HD Supply. Because the cash flows are only projected over a limited number of years, it is also necessary under the income approach to compute a terminal value as of the last period for which discrete cash flows are projected. This terminal value capitalizes the future cash flows beyond the projection period and is determined by taking the projected results for the final year of the projection and applying a terminal exit multiple. This amount is then discounted to its present value using a discount rate to arrive at the present value of the terminal value. The discounted projected cash flows and terminal value are totaled to arrive at an indicated aggregate equity value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. A 13.5% discount rate was used in our fiscal 2012 valuations. We derived the terminal exit multiple from an analysis of the EBITDA multiples of our comparable industry peer companies as of each valuation date. We then used the implied long-term growth rate of our company to assess the reasonableness of the selected terminal exit multiple.

Market approach

        The market approach incorporates various methodologies to estimate the equity value of a company and includes the guideline public company ("GPC") method which utilizes market multiples of comparable companies that are publicly traded and the guideline merged and acquired company ("GMAC") method which utilizes multiples achieved in comparable industry mergers and acquisition transactions. Given the limited number of mergers and acquisitions within our comparable industry, the GPC market approach was given greater weighting.

        When considering which companies to include in our comparable industry peer companies, we mainly focused on U.S.-based publicly traded companies in the industry in which we operate and selected comparable industry peer companies and transactions on the basis of operational and economic similarity to our business at the time of the valuation. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including the business in which the peer company is engaged, business size, market share, revenue model, development stage and historical operating results. We then analyzed the business and financial profiles of the peer companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. The selection of our comparable peer companies has changed over time as we continue evaluating whether the selected companies remain comparable to us and considering recent initial public offerings and sale transactions. Based on these considerations, we believe the comparable peer companies are a representative group for purposes of selecting sales and EBITDA multiples in the performance of contemporaneous valuations.

        For each valuation in fiscal 2012, we equally weighted the income and market approaches. We believe an equal weighting of the two methods is appropriate as it utilizes both management's expectations of future results and an estimate of the market's valuation of companies similar to HD

Supply. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows, as well as the relevant comparable company sales and earnings multiples for the market approach.

        Once we determined our enterprise value, we then allocated this value between our outstanding debt and common stock. The amount allocated to our outstanding debt is based on the public trading activity of such debt. The residual enterprise value, after allocation of value to outstanding debt, is further reduced by the value of outstanding stock options. The remaining value is then prescribed to our outstanding common stock in order to estimate a per share value.

        The following table provides, by grant date, the number of stock options awarded during fiscal 2012, the exercise price for each set of grants, the associated estimated fair value of our common stock and the fair value of the option:

Grant Date	Options Granted	Exercise Price	Fair Value of Common Stock	Fair Value of Option
May 14, 2012	336,000	$20.00	$11.78	$3.98
May 14, 2012	341,166	$11.78	$11.78	$5.64
November 8, 2012	162,000	$20.00	$12.40	$4.18
November 8, 2012	108,000	$12.40	$12.40	$5.78

        The board of directors and management intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We generally grant a portion of options to participants with an exercise price equal to the then current fair value of the common stock and a portion with an exercise price at $20.00, assuming $20.00 is higher than the then current fair value of the underlying stock.

        The increase in the fair value of common stock from May 14, 2012 to November 8, 2012 is reflective of the Company exceeding its forecast throughout fiscal 2012, with a 14% increase in Net Sales and a 34% increase in Adjusted EBITDA compared to fiscal 2011, and a similar improvement in management's future forecast based on results throughout fiscal 2012 and improving market conditions.

        We believe that the increase in the fair value of our common stock from November 8, 2012 to the initial public offering price is due to the increase in valuation multiples of other publicly traded companies within the markets in which we operate, the increase in our Adjusted EBITDA and the interest savings resulting from our refinancing activities that have taken place since November 8, 2012 as well as the additional interest savings that will result from the application of the proceeds of this offering.

        Since November 8, 2012, we have seen improvements in the MRO, infrastructure and residential and non-residential construction markets. As a result of these improvements and the expectations for continued growth and recovery in our end-markets, the valuations of other publicly traded companies within the markets in which we operate have increased.

        We reported Net sales growth of 12.6% during the first quarter of fiscal 2013 and 11.7% during the fourth quarter of fiscal 2012, excluding the 53rd week. We also experienced Adjusted EBITDA growth of 23% in the first quarter of fiscal 2013 and 37% in the fourth quarter of fiscal 2012, excluding the 53rd week. As a result of the double digit Net sales growth and corresponding Adjusted EBITDA growth, our most recent trailing twelve months Adjusted EBITDA improved by $83 million over the trailing twelve month period ended October 28, 2012.

        Furthermore, during the first quarter of fiscal 2013 and the fourth quarter of fiscal 2012, we have made the following changes to our capital structure which lowered our on-going interest expense and extended the maturities of our borrowings:

  •
  On February 15, 2013, HDS amended its Term Loan Facility to lower the borrowing margin by 275 basis points.

  •
  On February 1, 2013, HDS issued $1,275 million of February 2013 Senior Unsecured Notes bearing interest at 7.5% due 2020. The net proceeds of this issuance were used to repurchase all of the outstanding April 2012 Senior Unsecured Notes bearing interest at 14.875% due 2020.

  •
  On January 16, 2013, HDS issued $950 million of January 2013 Senior Subordinated Notes bearing interest at 10.5% due 2021. The net proceeds of this issuance were used to redeem the remaining $889 million of 2007 Senior Subordinated Notes bearing interest at 13.5% due 2015.

        Additionally, assuming no exercise of the underwriters' option to purchase additional shares, the proceeds from this offering will be used to redeem, repurchase, repay or otherwise acquire or retire (i) $633 million of January 2013 Senior Subordinated Notes which bear interest at 10.5% and (ii) $185 million of October 2012 Senior Notes which bear interest at 11.5%. This use of proceeds will further reduce our on-going interest expense by approximately $90 million per year. See "Use of Proceeds."

Net Operating Loss Carryforwards

        As of May 5, 2013, we have U.S. federal NOL carryforwards of $2.25 billion ($787 million on a tax-effected basis), comprised of $1.82 billion ($636 million on a tax-effected basis) of U.S. federal NOL carryforwards at the end of fiscal 2012 and U.S. federal income tax losses of $430 million for the first quarter of fiscal 2013 ($151 million on a tax-effected basis). Such NOL carryforwards begin to expire in fiscal 2029. We also have significant state NOL carryforwards, which begin to expire in various years between fiscal 2013 and fiscal 2030. The NOL carryforwards generally will be available to us as deductions against future taxable income generated during the appropriate carryforward period. Although we have recorded a valuation allowance on certain of our deferred tax assets, which include the NOL carryforwards, our future cash tax payments could be significantly reduced by the utilization of the NOL carryforwards and could have a positive impact on our future liquidity. Any such cash tax savings are dependent upon our ability to generate taxable income in the future. There can be no assurance that we will generate taxable income in the future sufficient to utilize the NOL carryforwards in whole or in part.

        A valuation allowance is recorded for financial statement purposes when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this determination, we considered a number of factors, and significant weight was given to the fact that we have previously incurred significant losses. As a result, we have recorded a valuation allowance on certain of our deferred tax assets, which include the NOL carryforwards. The recording of a valuation allowance on certain of our deferred tax assets does not impact the amount of the NOL carryforwards or our carryforward periods, but instead is a determination that based upon current evidence it is more likely than not that such assets will not be realized.

        Our ability to deduct the NOL carryforwards against future taxable income could be limited if we experience an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, an ownership change may result from transactions increasing the aggregate ownership of certain persons (or groups of persons) in our stock by more than 50 percentage points over a testing period (generally three years). While we do not expect this offering to result in an immediate ownership change, future direct or indirect changes in the ownership of our common stock, including sales or acquisitions of our common stock by certain stockholders and purchases and issuances of our common stock by us, some of which are not in our control, could result in an ownership change.

        Pursuant to rules under Section 382 of the Code and a published IRS notice, our "net unrealized built-in gain" may increase our ability to deduct our U.S. federal NOL carryforwards after an ownership change by reducing the impact of the otherwise applicable Section 382 limitation. The amount of any such net unrealized built-in gain depends in part on the value of the Company at the time of the ownership change. Based on the Company's current value, we believe that we currently have a significant net unrealized built-in gain. However, there can be no assurance that these rules will be applicable at the time of an ownership change or, if these rules are applicable, that our value will not have decreased (which could reduce or eliminate our net unrealized built-in gain). State limitations on the use of NOL carryforwards may differ from the U.S. federal limitations, and therefore on a state by state basis any such NOL limitation may not be affected in the same manner or to the same extent.

BUSINESS

Our Company

        We are one of the largest industrial distributors in North America. We believe we have leading positions in the three distinct market sectors in which we specialize: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. These market sectors are large and fragmented, and we believe they present opportunities for significant growth. We aspire to be the "First Choice" of customers, associates, suppliers and the communities in which we operate. This aspiration drives our relentless focus and is reflected in the customer and market centricity, speed and precision, intense teamwork, process excellence and trusted relationships that define our culture. We believe this aspiration distinguishes us from other distributors and has created value for our shareholders, driven above-market growth and delivered attractive returns on invested capital.

        We estimate that the aggregate size of our currently addressable markets is approximately $110 billion annually. We serve these markets with an integrated go-to-market strategy. We operate through over 600 locations across 46 U.S. states and nine Canadian provinces. We have approximately 15,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our broad range of end-to-end product lines and services include over one million SKUs of quality, name-brand and proprietary-brand products as well as value-add services supporting the entire lifecycle of a project from infrastructure and construction to maintenance, repair and operations. For the fiscal year ended February 3, 2013, or fiscal 2012, we generated $8.0 billion in Net sales, representing 14.3% growth over the fiscal year ended January 29, 2012, or fiscal 2011, or 12.2% growth excluding the 53rd week of fiscal 2012; $683 million of Adjusted EBITDA, representing 34.4% growth over fiscal 2011, or 31.7% growth excluding the 53rd week of fiscal 2012; and incurred a Net loss of $1,179 million. For the three months ended May 5, 2013, we generated $2.1 billion in Net sales, representing 12.6% growth over the three months ended April 29, 2012; $164 million of Adjusted EBITDA, representing 23.3% growth over the three months ended April 29, 2012; and incurred a Net loss of $131 million, representing an improvement of 63.6% over the three months ended April 29, 2012. For a reconciliation of Net income (loss), the most directly comparable financial measure under GAAP, to Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Cash interest expense, Adjusted EBITDA and Adjusted net income (loss)."

        We believe our long-standing customer relationships and competitive advantages stem from our knowledgeable associates, extensive product and service offerings, national footprint, integrated technology, broad purchasing scale and strategic supplier relationships. We believe that our comprehensive supply chain solutions improve the effectiveness and efficiency of our customers' businesses. Our value-add services include customer training, material and product fabrication, kitting, jobsite delivery, will call pick up options, as well as onsite managed inventory, online material management and emergency response capabilities. Furthermore, we believe our product application knowledge, comprehensive product assortment, and sourcing expertise allow our customers to perform reliably and provide them the tools to enhance profitability. We reach our customers through a variety of sales channels, including professional outside and inside sales forces, call centers and branch supported direct marketing programs utilizing market-specific product catalogs, and business unit websites. Our distribution network allows us to provide rapid, reliable, on-time delivery and customer pickup throughout the U.S. and Canada. Additionally, we believe our highly integrated technology provides leading e-commerce and integrated workflow capabilities for our customers, while providing us unparalleled pricing, budgeting, reporting and analytical capabilities across our Company. We believe customers view us as an integral part of the value chain due to our extensive product knowledge, expansive product availability and the ability to directly integrate with their systems and workflows.

        Since 2007 we have undertaken significant operating and growth initiatives at all levels. We developed and are implementing a multi-year strategy to optimize our business mix. This strategy includes entering new markets and product lines, streamlining and upgrading our process and technology capabilities, acquiring new capabilities and selling non-core business units. At the same time, we attracted what we believe to be "best of the best" talent capitalizing on relevant experience, teamwork and change navigation. With this transformational execution behind us, we believe we are well-positioned to continue to grow our revenues at a growth rate in excess of the growth rates of the markets in which we operate.

        We operate our Company through four reportable segments: Facilities Maintenance, Waterworks, Power Solutions and White Cap. The charts below summarize the breakdown of the results for our reportable segments and Corporate & Other in fiscal 2012.

(1)
Crown Bolt, CTI, Repair & Remodel and HD Supply Canada, in addition to Corporate and Eliminations, comprise "Corporate & Other."

(2)
Adjusted EBITDA is our measure of profitability for our reportable segments and Corporate & Other as presented within our audited consolidated financial statements in accordance with GAAP. See Note 14 to our audited consolidated financial statements.

        Facilities Maintenance.    Facilities Maintenance distributes MRO products, provides value-add services and fabricates custom products. We estimate that our Facilities Maintenance business unit serves a currently addressable market of $48 billion annually, which includes multifamily, hospitality, healthcare and institutional facilities. Products include electrical and lighting items, plumbing, HVAC products, appliances, janitorial supplies, hardware, kitchen and bath cabinets, window coverings, textiles and guest amenities, healthcare maintenance and water and wastewater treatment products. Facilities Maintenance operates a distribution center-based model that sells its products primarily through a professional sales force, print catalogs and e-commerce. In fiscal 2012, Facilities Maintenance had $2.2 billion in Net sales, representing 16.7% growth over fiscal 2011, or 14.5% excluding the 53rd week of fiscal 2012, and $389 million of Adjusted EBITDA, representing 22.3% growth over fiscal 2011, or 19.8% excluding the 53rd week of fiscal 2012. In the three months ended May 5, 2013, Facilities Maintenance had $561 million in Net sales, representing 12.9% growth over the three months ended April 29, 2012, and $100 million of Adjusted EBITDA, representing 17.6% growth over the three months ended April 29, 2012.

        Waterworks.    Waterworks distributes complete lines of water and wastewater transmission products, serving contractors and municipalities in the water and wastewater industries for residential and non-residential uses. We estimate that our Waterworks business unit serves a currently addressable market of $10 billion annually, which includes the non-residential, residential, water systems, sewage systems and other markets. Products include pipes, fittings, valves, hydrants and meters for use in the construction, maintenance and repair of water and wastewater systems as well as fire-protection systems. Waterworks has complemented its core products through additional offerings, including smart meters (AMR/AMI), HDPE pipes and specific engineered treatment plant products and services. In fiscal 2012, Waterworks had $2.0 billion in Net sales, representing 14.4% growth over fiscal 2011, or 12.4% excluding the 53rd week of fiscal 2012, and $137 million of Adjusted EBITDA, representing 22.3% growth over fiscal 2011, or 20.5% excluding the 53rd week of fiscal 2012. In the three months ended May 5, 2013, Waterworks had $523 million in Net sales, representing 13.4% growth over the three months ended April 29, 2012, and $38 million of Adjusted EBITDA, representing 35.7% growth over the three months ended April 29, 2012.

        Power Solutions.    Power Solutions distributes electrical transmission and distribution products, power plant MRO supplies and smart-grid products, and arranges materials management and procurement outsourcing for the power generation and distribution industries. We estimate that our Power Solutions business unit serves a currently addressable market of $35 billion annually, which includes the utilities and electrical markets. Products include conductors such as wire and cable, transformers, overhead transmission and distribution hardware, switches, protective devices and underground distribution, connectors used in the construction or maintenance and repair of electricity transmission and substation distribution infrastructure, and electrical wire and cable, switchgear, supplies, lighting and conduit used in non-residential and residential construction. In fiscal 2012, Power Solutions had $1.8 billion in Net sales, representing 10.0% growth over fiscal 2011, or 7.8% excluding the 53rd week of fiscal 2012, and $72 million of Adjusted EBITDA, representing 44.0% growth over fiscal 2011, or 40.0% excluding the 53rd week of fiscal 2012. In the three months ended May 5, 2013, Power Solutions had $462 million in Net sales, representing 11.3% growth over the three months ended April 29, 2012, and $18 million of Adjusted EBITDA, representing 28.6% growth over the three months ended April 29, 2012.

        White Cap.    White Cap distributes specialized hardware, tools, engineered materials and safety products to non-residential and residential contractors. We estimate that our White Cap business unit serves a currently addressable market of $19 billion annually. Products include tilt-up brace systems, forming and shoring systems, concrete chemicals, hand and power tools, rebar, ladders, safety and fall arrest equipment, specialty screws and fasteners, sealants and adhesives, drainage pipe, geo-synthetics, erosion and sediment control equipment and other engineered materials used broadly across all types of non-residential and residential construction. In fiscal 2012, White Cap had $1.2 billion in Net sales, representing 20.1% growth over fiscal 2011, or 17.9% excluding the 53rd week of fiscal 2012, and $56 million of Adjusted EBITDA, representing an increase of $39 million over fiscal 2011, or an increase of $38 million excluding the 53rd week of fiscal 2012. In the three months ended May 5, 2013, White Cap had $310 million in Net sales, representing 16.5% growth over the three months ended April 29, 2012, and $14 million of Adjusted EBITDA, representing 75% growth over the three months ended April 29, 2012.

        Corporate & Other.    Corporate & Other is comprised of the following business units: Crown Bolt, CTI, Repair & Remodel and HD Supply Canada. Crown Bolt is a retail distribution operator providing program and packaging solutions, sourcing, distribution, and in-store service, fasteners, builders' hardware, rope and chain and plumbing accessories, primarily serving Home Depot and other hardware stores. CTI offers turnkey supply and installation services for multiple interior finish options, including flooring, cabinets, countertops, and window coverings, along with comprehensive design center services for non-residential, residential and senior living projects. Our Repair & Remodel business unit offers light remodeling and construction supplies, kitchen and bath cabinets, windows, plumbing materials, electrical equipment and other products, primarily to small remodeling contractors and trade professionals. HD Supply Canada is an industrial distributor that primarily focuses on servicing fasteners/industrial supplies and specialty lighting markets which operates across nine provinces. Corporate & Other also includes costs related to our centralized support functions, which include finance, information technology, human resources, legal, supply chain and other support services and removes inter-segment transactions. In fiscal 2012, Corporate & Other had $860 million in net sales and $29 million of Adjusted EBITDA. In the three months ended May 5, 2013, Corporate & Other had $212 million in net sales and $(6) million of Adjusted EBITDA.

Summary of Reportable Segments

        The table below is a summary of our four reportable segments. Although our reportable segments are distinct and specialized to reflect the needs of their customers, we operate our Company with an integrated go-to-market strategy.

Overview	Catalog Based Distributor of MRO Products to Maintenance Professionals	Distributor of Water, Sewer, Storm and Fire Protection Products	Distributor of Utilities and Electrical Construction and Industrial Products	Distributor of Specialty Construction and Safety Supplies
Fiscal 2012 Net Sales	$2.2 billion	$2.0 billion	$1.8 billion	$1.2 billion
Fiscal 2012 Adjusted EBITDA(1)	$389 million	$137 million	$72 million	$56 million
Adjusted EBITDA Margin(2)	18%	7%	4%	5%
Growth(3)	20%	21%	40%	224%
Estimated Addressable Market Size(4)	$48 billion	$10 billion	$35 billion	$19 billion
Est. Market Share(4)	4%	20%	5%	6%
Est. Market Position(5)	#1 in Multifamily	#1 Nationally	#1 in Utilities	#1 Full Service Distributor Nationally
Locations	40 Distribution Centers in U.S.; 2 in Canada	238 Branches in 44 U.S. States	97 Branches in 26 U.S. States; 4 in Canada	137 Branches in 31 U.S. States
Approx. SKUs	175,000	300,000	220,000	230,000
Select Products

Electrical and Lighting Items; Plumbing; HVAC Products; Appliances; Janitorial Supplies; Hardware; Kitchen and Bath Cabinets; Window Coverings; Textiles and Guest Amenities; Healthcare Maintenance; Water and Wastewater Treatment Products

Water and Wastewater Transmission Products Including Pipe (PVC, Ductile Iron, HDPE); Fittings; Valves; Fire Protection; Metering Systems; Storm Drain; Hydrants; Fusion Machine Rental; Valve Testing and Repair

			Pole Line Hardware; Wire and Cable; Gear and Controls; Power Equipment; Fixtures and Lighting; Meters	Concrete Accessories and Chemicals; Tools; Engineered Materials and Fasteners; Safety; Erosion and Waterproofing

Value-add Services	Next Day Delivery; Customized and Fabricated Products; Renovations and Installation Services; Technical Support; Customer Training; e-Commerce Solutions

Proprietary PC-based Estimating Software; Job Management Reports; Electronic Billing; On-demand Customer Reports; Part Number Interchange; Material Management Online ("MMO"); Database Depot; Distributor Managed Inventory ("DMI")

Emergency Response Solutions; Integrated Inventory and Sourcing Solutions; IT Solutions (Virtual Warehouse, EDI, Online Ordering, Custom Online Catalog); SmartGrid; Project Services (Material Take Offs and Laydown Yards); Tool Repair

Pre-Bid Assistance; Product Submittals; Value Engineering; Change Order Support; Rentals (Tilt-Up Braces, Forming/Shoring, Equipment); Fabrication Including Detailing and Engineering; Tool Repair; Electronic Billing

Customer Examples	Residential Property Owners and Managers; Hotels and Lodging Facilities; Assisted Living Facilities; Institutions; Water and Wastewater Treatment Facilities	Professional Contractors Serving Municipalities, Non-residential and Residential Construction	Municipalities and Co-ops; Investor Owned Utilities; Non-residential, Residential and Mechanical Contractors; Industrial (Industrial Manufactures, MRO, Oil and Gas Contractors)	Professional Contractors Serving Non-residential, Residential and Industrial Construction

(1)
Adjusted EBITDA is our measure of profitability for our reportable segments as presented within our consolidated financial statements in accordance with GAAP. See Note 14 to our audited consolidated financial statements.
(2)
Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by Net sales.
(3)
Growth is equal to growth in Adjusted EBITDA over fiscal 2011 and excludes the 53rd week of fiscal 2012.
(4)
Management estimates based on market data and industry knowledge. Market share is based on our revenues relative to the estimated addressable market size.
(5)
Market position is based on our revenues relative to the estimated revenues of known competitors in addressable markets. Unless stated otherwise, market position refers to management's estimate of our market position in North America within the estimated addressable markets we serve.

Our Market Sectors

        We offer a diverse range of products and services to the Maintenance, Repair & Operations, Infrastructure & Power and Specialty Construction market sectors in the U.S. and Canada. The markets in which we operate have a high degree of customer and supplier fragmentation, with customers that typically demand a high level of service and availability of a broad set of complex products from a large number of suppliers. These market dynamics make the distributor a critical element within the value chain.

        The table below summarizes our market sectors, business units and end-markets, including our net sales by end-market.

*
Excludes HD Supply Canada.

(1)
Management estimates based on market data and industry knowledge.

(2)
Crown Bolt, Creative Touch Interiors, Repair & Remodel and HD Supply Canada, in addition to Corporate and Eliminations, comprise "Corporate & Other."

(3)
Figures do not foot due to rounding. Excludes HD Supply Canada.

Maintenance, Repair & Operations

        In the Maintenance, Repair & Operations market sector, our Facilities Maintenance, Crown Bolt and Repair & Remodel business units serve customers across multiple industries by primarily delivering supplies and services needed to maintain and upgrade multifamily, hospitality, healthcare and institutional facilities. Facilities Maintenance and Crown Bolt are distribution center based models, while Repair & Remodel operates through retail outlets primarily serving cash and carry customers. We estimate that this market sector currently represents an addressable market in excess of $48 billion annually with demand driven primarily by ongoing maintenance requirements of a broad range of existing structures and traditional repair and remodeling construction activity across multiple industries.

We believe Facilities Maintenance customers value speed and product availability over price. In addition, we believe that our leadership position in this sector positions us to capitalize on improving business conditions across our addressable market. For example, we expect to benefit from the relative stability of demand for MRO materials during periods of lower vacancy rates within multifamily housing and higher occupancy rates within hospitality.

Infrastructure & Power

        In the Infrastructure & Power market sector, Waterworks and Power Solutions support both established infrastructure and new projects by meeting demand for critical supplies and services used to build and maintain water systems and electrical power generation, transmission and distribution infrastructure. We estimate that this market sector currently represents an addressable market in excess of $45 billion annually with demand in the U.S. driven primarily by an aging and overburdened national infrastructure, general population growth trends and the need for cost-effective energy distribution. The broad geographic presence of our business units, through a regionally organized branch distribution network, reduces our exposure to economic factors in any single region. We believe we have the potential to capitalize on a substantial backlog of deferred projects that will need to be addressed in the coming years as a result of our customers delaying much needed upgrades or repairs during the recent economic downturn as well as a recovery in the non-residential and residential construction markets.

Specialty Construction

        In the Specialty Construction market sector, White Cap and CTI serve professional contractors and trades by meeting their distinct and customized supply needs in non-residential, residential and industrial applications. We estimate that this market sector currently represents an addressable market in excess of $19 billion annually with demand driven primarily by residential construction, non-residential construction, and industrial and repair and remodeling construction spending. White Cap is our primary business unit serving this sector through the broad national presence of its regionally organized branch distribution network. CTI serves its market through a network of branches and design centers. We believe we are well-positioned to benefit from the recovery from historical lows within the non-residential and residential construction end-markets.

Our Strengths

        We believe that we benefit significantly from the following competitive strengths:

        Collaborative results-driven culture and exacting execution driving growth.    Our culture of customer and market centricity, speed and precision, intense teamwork, process excellence and trusted relationships promotes continuous learning and drives our entire team to perform at the highest level. We believe this integrated team approach results in first-class operational execution, which has contributed to growth of our revenues at a rate in excess of the growth rate of the markets we serve. This is further manifested through the systemic sharing and implementation of best practices within and across our business units. Rather than singularly investing and recognizing returns in one business unit, we leverage investments in one business unit across all of our other business units. For example, in 2012 we began utilizing Facilities Maintenance's category management, catalog and e-commerce expertise in our White Cap business which we believe has instilled discipline in merchandising, sourcing and pricing and contributed to sales growth and improved margins.

        Leadership positions with significant scale in large, fragmented markets.    Our Facilities Maintenance, Power Solutions, Waterworks and White Cap business units are leading North American industrial distributors in each of the addressable markets they serve based on sales. We have an extensive geographic footprint across North America with over 600 locations throughout 46 U.S. states and 9 Canadian provinces. Over the last several years we have strengthened our competitive position and financial profile through strategically exiting non-core operations to focus on the business units we believe present the greatest opportunity for profitable growth. We also believe that our size as well as the fragmentation and competitive dynamics of the markets we serve make them opportunity-rich for such growth. Because our generally smaller and local competitors typically have fewer financial and operational resources than we do, we believe we are better able to:

  •
  address our customers' needs over a project's lifecycle with our extensive product knowledge and availability as well as the ability to directly integrate with their systems and workflow;

  •
  leverage local knowledge and maintain close customer relationships through our expansive branch and sales networks, while also offering the capabilities of a large organization;

  •
  attract, develop and deploy industry-leading talent, resulting in a deep pool of management, operations and sales expertise;

  •
  identify new opportunities ahead of our competition through our broad supplier and customer relationships and sales force reach; and

  •
  fund investments in product breadth and availability to support customer growth.

        Our leading market positions and opportunity for future growth across the fragmented addressable markets that we serve are illustrated in the chart below.

Addressable Opportunity and HD Supply's Position

(1)
Management estimates based on market data and industry knowledge. Market share is based on our revenues relative to the estimated addressable market size.

(2)
Market position is based on our revenues relative to the estimated revenues of known competitors in addressable markets. Unless stated otherwise, market position refers to management's estimate of our market position in North America within the estimated addressable markets we serve.

        Specialized business model delivering a customer-success based value proposition.    We offer our customers a breadth of products and services tailored to their specific needs. Our local presence and intimate understanding of our customers allow us to optimize our sales coverage model. We also provide differentiated, value-add services to our customers including:

  •
  superior product availability with many of our products available on a same or next day basis;

  •
  product and application expertise and technical support;

  •
  deep customer and vendor relationships with an integrated "solution sale";

  •
  co-located associates to assist with the customer's sourcing function; and

  •
  onsite product training.

        Our services and capabilities allow us to integrate with our customers and form part of their sourcing and procurement function. For example, within Waterworks and Power Solutions, our ERP systems can connect directly into our customers' internal systems, enabling our customers to streamline their product fulfillment and project execution process. We believe that the breadth of our product and service offering provides significant competitive advantages versus smaller local and regional competitors, helping us earn new business and secure repeat business.

        Strategic diversity across customers, suppliers, geographic footprint, products and end-markets.    We believe the diversity of our customers, suppliers, geographic footprint, products and markets served reduces our overall risk exposure. Our broad base of approximately 500,000 customers has low concentration with no single customer representing more than 4% of our total sales and our top 10 customers representing only approximately 8% of our total sales during fiscal 2012. We also believe that by developing relationships with a diverse set of customers, we gain significant visibility into the future needs of our marketplace. We maintain relationships with approximately 15,000 suppliers and maintain multiple suppliers for many of our products, thereby limiting the risk of product shortages. We believe this allows us to deliver a diverse product offering on a cost-effective and timely basis. Our largest supplier accounted for only 3% of our total inventory purchases in fiscal 2012. Our diverse geographic footprint of over 600 locations limits our dependence on any one region. Additionally, our product breadth enables us to meet our customers' specialized and evolving needs with a selection of over one million SKUs and a multitude of customized solutions.

        We believe that our diversity of end-market exposures is a key competitive strength, as our growth opportunities and ability to deploy resources are not constrained by any single end-market dynamic. We believe that we stand to benefit both from large end-markets that are characterized by stable long-term growth potential, as well as from end-markets that are exposed to cyclical dynamics. We expect these cyclical end-markets to recover in layered and overlapping stages at varying points in the economic cycle, as they have done in the past. For example, we believe that our largest business unit, Facilities Maintenance, will continue to provide an opportunity for consistent and substantial long-term growth, given the stability of its MRO end-markets and customer requirements. In addition, we believe our exposure to infrastructure end-markets through our Waterworks and Power Solutions business units will allow us to capitalize on recurring stable demand, as well as a projected increase in demand, due to the current age and state of underinvestment in infrastructure in the U.S. Finally, we believe our exposure to non-residential and residential construction will drive substantial growth with the continued recovery from historical cyclical troughs.

        Highly efficient and well-invested operating platform driving high returns on invested capital.    Through a series of efficiency improvements and investments in the business, we believe we have transformed our business into a highly efficient platform which is well-positioned for future growth. Our operating efficiency is evidenced by the improvement in our return on invested capital, which has increased from 9% in 2009 to 36% in 2012. Return on invested capital is a non-GAAP metric. For additional detail, including a calculation of return on invested capital, see "Selected Consolidated Financial Data." We believe these initiatives have reduced our earnings volatility, freed up working capital, increased our margins, and positioned us to drive operating leverage going forward. Examples of our disciplined approach to streamline our business platform include:

  •
  disposing of our non-core Lumber & Building Materials, Plumbing & HVAC, and IPVF businesses;

  •
  reengineering our business processes to eliminate the need for over 4,000 existing positions, while still maintaining our capacity to grow;

  •
  decreasing our fixed costs by more than $120 million since 2008, which has allowed us to realize significant additional operating leverage;

  •
  replacing 20 disparate HR systems with a single integrated platform;

  •
  consolidating 21 data centers into two enterprise facilities with comprehensive disaster recovery capabilities; and

  •
  implementing, upgrading and consolidating ERP suites.

        In conjunction with substantial cost reductions, we have invested over $600 million into our sales force, working capital, technology and footprint since the beginning of 2010 to grow market share and gain access to complementary markets and products. Approximately $370 million of this investment represented Selling, general and administrative expenses, much of which was associated with expanding and training our sales force. Examples of our growth investments include:

  •
  enhancing our distribution footprint by relocating 53 facilities, opening 46 greenfields and expanding 16 facilities;

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  hiring over 700 associates for specific targeted growth initiatives;

  •
  augmenting our e-commerce and marketing programs; and

  •
  adding in excess of 200,000 SKUs.

        Transformational management team.    HD Supply's executive management team has played a vital role in establishing our leading market share positions in each of our four main business units. Our CEO, Joseph DeAngelo, has over 25 years of global operating experience, including over 17 years in various leadership roles at GE and Home Depot, including Chief Operating Officer. The rest of our executive management team has an average of more than 11 years at HD Supply and its predecessors, and brings decades of experience from leading companies including GE, Home Depot, Sears, Ferguson Enterprises, Exxon Mobil, Kraft and Arrow Electronics. We also have highly experienced business unit and field leaders, many of whom have served their respective local markets as part of our legacy businesses for over 20 years. Consistent themes at all levels of our management are long-tenured experience, focus on team chemistry and active presence in the field, which promote effective change.

        Focusing on stringent operational and financial metrics, our management team navigated the economic downturn in 2008 and 2009 while driving operating efficiencies in the business. In addition, we have successfully executed and integrated 20 acquisitions since 2006, including Hughes Supply, and most recently Peachtree and Water Products in fiscal 2012. Our team has also divested non-core businesses, reduced fixed costs by more than $120 million since 2008 and implemented a significant

ERP system consolidation and upgrade. We believe these achievements are driven by pervasive training and our instilled culture, comprised of top performers.

        Highly integrated technology infrastructure.    While each of our business units has adopted a single technology platform tailored to its respective markets, we have an integrated IT infrastructure and a number of common technologies and centers of excellence. Our centralized infrastructure provides leading capabilities for web commerce, order and warehouse management, pricing, reporting, administrative functions and business analytics. Additionally, this gives us central access to specific customer and product profitability across the entire business, allowing us to better understand performance variances across business units. Our infrastructure provides talent management, seamless customer integration for sales, optimized receivables and inventory management, as well as highly-scalable internal processes without rework and waste. Collectively, our access to and ability to analyze real-time data provided by our integrated IT infrastructure allows us to take appropriate and swift action across our business units, which we believe differentiates us from our smaller competitors.

        Deep and strategically aligned relationships with suppliers.    We have developed extensive and long-term relationships with many of our approximately 15,000 suppliers. While we make product purchases at each business unit, we have coordinated processes designed to ensure that our product sourcing is conducted under consistent standards and volume purchasing benefits are maximized under a single HD Supply umbrella. We believe our above-market growth provides our suppliers with their own growth opportunities. This plus a history of close coordination, positions us as a preferred distributor for our key suppliers. We believe this alignment with our suppliers allows us to work with their most knowledgeable representatives to obtain the best products and terms. In addition, we believe this provides access to new products, custom training on specialized products and early awareness of upcoming projects. Further, because they enable us to source both standard and difficult-to-find products in a timely manner, our strategic supplier relationships make us the distributor of choice to many of our customers.

        Proven results.    As a result of our strengths discussed above, we have consistently achieved above-market organic growth across our four reportable segments. Organic sales growth for fiscal 2012 compared to the growth in the relevant addressable market is illustrated in the chart below.

(1)
We define the relevant addressable market as the estimated total dollars spent in markets where a reportable segment offers products. Market growth figures are management estimates of changes in total spending in the relevant addressable market derived from third-party data sources.

(2)
Segment growth based on organic sales growth (excluding acquisitions). HD Supply growth figures exclude the 53rd week of fiscal 2012.

        In addition, we have consistently achieved strong operating leverage driven by our transformational execution, lean and dynamic organization, and strategic growth initiatives. Operating leverage for fiscal 2012 is illustrated in the chart below.

(1)
Segment growth based on sales and Adjusted EBITDA growth. Both growth figures include acquisitions and exclude the 53rd week of fiscal 2012.

Our Strategy

        Our objective is to strengthen our competitive position, achieve above-market rates of profitable growth and increase shareholder value through the following key strategies:

        Be the First Choice.    Our aspiration to be the "First Choice" of customers, associates, suppliers and communities drives our strategy and defines our culture. We seek to strengthen existing customer relationships and cultivate new ones through our customer-centric approach and dedication to their success. Strong, long-term, growing customer relationships—both existing and new—are at the core of our strategy, built upon focus, reliability, and product and service excellence. We believe that our customers understand and appreciate our "First Choice" philosophy, which helps us follow our growing customers as they enter new geographies and markets.

        "First Choice" extends beyond our customer relationships and includes our associates, suppliers and the communities in which we operate. Our dedication to providing superior work environments, experiences and opportunities supports our efforts to be the "First Choice" of the most qualified and motivated associates in the industry. Similarly, we believe that we maintain excellent relationships with our suppliers and strive to be their first call when choosing a go-to-market strategy for their products. Our scale and efficiency enable us to provide our suppliers with real-time feedback on demand characteristics and move their products with speed and precision, which helps ensure that we will continue to be their "First Choice." Consistent with our local presence and focus, we actively invest in the communities in which we operate, supporting organizations, programs and events that foster community development both financially and through the volunteer efforts of our associates.

        Continue to invest in specific, high-return initiatives.    Over the past three years, we have invested more than $600 million into specific, targeted operating and growth initiatives driving profitability and efficient growth. We will continue to leverage these initiatives and invest in additional growth initiatives.

We expect these initiatives will help us maintain above market, profitable growth rates. Our organic growth initiatives include:

  •
  further penetrating accounts with existing customers;

  •
  leveraging existing sales channels to introduce new products and services including proprietary brands;

  •
  acquiring talent to help penetrate untapped customer niches;

  •
  accelerating sales via established e-commerce and catalog channels as well as logistics capabilities;

  •
  continuing to expand our local presence through strategic greenfields; and

  •
  developing product and sales capabilities to serve new, adjacent markets.

        Capitalize on accelerating growth across our multiple and varied end-markets.    We have made significant investments and believe we can benefit from the recovery and growth in our end-markets. For example, in the Maintenance, Repair & Operations market, we expect continued steady growth to further benefit from an increase in demand during periods of lower multifamily vacancy rates and high occupancy rates within hospitality. We have also strategically and operationally positioned ourselves to benefit from a recovery in our end-markets that are exposed to cyclical dynamics. We believe our maintenance, repair and operations market, infrastructure spending and the non-residential and residential construction markets are entering a series of inflection points which will accelerate in sequential, overlapping stages throughout the economic cycle, as they have historically. Additionally, we believe many of our customers delayed required upgrades or repairs during the recent economic downturn, and there is a substantial backlog of projects to be addressed in the coming years. We believe our ample supply capacity and significant operating leverage will result in growth across our various end-markets.

        Continue to invest in attracting, retaining and developing world-class talent.    To be the "First Choice," we will maintain and expand our already-strong talent base. Our talent-focused strategy applies throughout our organization, from our most senior executive positions to the roles of each of our associates. We develop our employees through specialized training and learning tools. In addition, we deliver attractive opportunities to our associates while spreading knowledge and expertise across our entire organization through frequently redeploying top talent between business units. We believe these opportunities are superior to those offered by much of our competition, and help us develop, attract and retain world-class talent. Furthermore, our focus and culture have led to investments in a range of broader associate benefits, such as our "Be Well" program, through which our CEO has challenged each employee to achieve a specified level of physical health (as measured by body mass index and other health targets), which we track and reward across the organization.

        Continue our focus on operational excellence and speed and precision of execution.    Our gross margins have increased from 28.0% in fiscal 2009 to 28.9% in fiscal 2012 and our Selling, general and administrative expenses as a percentage of sales declined from 23.0% to 20.7% during the same time period. We emphasize sourcing, pricing discipline and working capital management across all of our business units. As a result of our discipline and ability to successfully leverage our fixed cost infrastructure, our financial performance has improved through the recent downturn. Our gross margin improvement initiatives include:

  •
  continuing the consolidation of our suppliers to aggregate total product spend and increase sourcing from low cost countries;

  •
  optimizing our inbound freight costs, physical facilities and delivery fleet; and

  •
  growing sales of proprietary-brand products, which enhance customer loyalty and typically generate higher gross margins than leading third-party brands; approximately 7% of our fiscal 2012 sales were generated by proprietary-brand products.

        Other recent initiatives that allow us to capture cost savings as we grow include continued investment in technology, further optimization of our working capital and consolidation of our back office operations. Our continued focus on operational excellence enables us to drive the speed and precision necessary to be the "First Choice."

        Attract new customers and develop new market opportunities.    We believe the comprehensive nature of our operations across a project lifecycle facilitates extensive, shared market awareness among our business leaders. We believe this widespread market insight enhances our customer relationships as it allows us to partner with customers in understanding their specific needs and providing quality products and services. We intend to capitalize on our market awareness of new projects to maximize sales across all of our business units. Our four principal business units can provide the materials and tools necessary to construct buildings and infrastructure above and below the ground, while also supplying the components needed to keep the operations well maintained. We believe this is the "HD Supply Advantage," or our differentiated ability to "supply the products and services to build your city and keep it running."

        Supplement strong organic growth with "tuck-in" acquisitions in core and adjacent markets.    Our organic growth is complemented by select "tuck-in" acquisitions in core and adjacent markets to supplement our product set, geographic footprint and other capabilities. Through our own sales force as well as premier customer and supplier relationships, we are typically aware of relevant acquisition opportunities. Our business development team selectively pursues acquisitions that are culturally compatible and meet our growth and business model criteria. Additionally, as evidenced by our successful acquisition history, we have a strong track record as a disciplined acquiror who quickly and efficiently integrates acquired businesses into the HD Supply culture and operations. As a result of our highly efficient operations, industry-leading IT systems, strategically-aligned supplier relationships and broad distribution platform, there are opportunities to achieve substantial synergies in our acquisitions, and thereby reduce our effective (post-synergy) transaction multiples.

Our History

        In March 1997, Home Depot, the former parent of our operating subsidiaries, acquired Maintenance Warehouse / America Corp., a Texas corporation organized on January 26, 1985, and a leading direct marketer of MRO products to the hospitality and multifamily housing markets. Since 1997, our business has grown rapidly, primarily through the acquisition of more than 40 businesses.

        From fiscal 2000 to fiscal 2004, we extended our presence into new categories while growing existing businesses through 10 acquisitions. New businesses included plumbing and HVAC (through the acquisition of Apex Supply), flooring products and installation (Floors, Inc., Floorworks, Inc., Arvada Hardwood Floor Company) and specialty hardware, tools and materials for construction contractors (White Cap). Growth at existing businesses was driven organically and through "tuck-in" acquisitions, expanding our presence in the Maintenance, Repair & Operations market sector (N-E Thing Supply, Economy Maintenance Supply) and flooring and design services for professional homebuilders (Creative Touch Interiors).

        In fiscal 2005, we accelerated the pace of consolidation by acquiring 18 businesses, the largest of which was National Waterworks, a leading distributor of products used to build, repair and maintain water and wastewater transmission systems. In fiscal 2006, we transformed our business with the acquisition of Hughes Supply, which doubled our Net sales and further established our market leadership in a number of our largest business units, which we supplemented with 11 other strategic acquisitions.

        In 2007, investment funds associated with the Equity Sponsors formed HD Supply and purchased HDS from Home Depot. In connection with the 2007 Acquisition, Home Depot obtained a 12.5% interest in the common stock of HD Supply.

        Since 2007, we have focused on extending our presence in key growth sectors and exiting less attractive sectors. In February 2008, we sold our Lumber and Building Materials operations to ProBuild Holdings. In June 2009, we purchased substantially all of the assets of ORCO Construction Supply, the second largest construction materials distributor in the U.S., through White Cap. In February 2011, we sold all of the assets of SESCO/QUESCO, an electrical products division of HD Supply Canada, to Sonepar Canada. In May 2011, we purchased all of the assets of RAMSCO, expanding Waterworks in upstate New York. In September 2011, we sold our Plumbing/HVAC operations to Hajoca Corporation. In March 2012, we sold our IPVF business to Shale-Inland Holdings LLC. In June 2012, we acquired Peachtree, which specializes in customizable business and property marketing supplies, to enhance Facilities Maintenance. In December 2012, we purchased substantially all of the assets of Water Products, expanding the geographic footprint of Waterworks.

        On April 11, 2013 we changed our name from HDS Investment Holding, Inc. to HD Supply Holdings, Inc.

Customers and Suppliers

        We maintain a customer base of approximately 500,000 customers, many of which represent long-term relationships. Home Depot is our largest customer, accounting for approximately 4% of fiscal 2012 Net sales. We are subject to very low customer concentration with no customer, other than Home Depot, representing more than 1% of fiscal 2012 Net sales, reducing our exposure to any single customer.

        We have developed relationships with approximately 15,000 strategic suppliers, many of which are long-standing. These supplier relationships provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers.

Competition

        We operate in a highly fragmented industry and hold leading positions in multiple market sectors. Competition, including our competitors and specific competitive factors, varies for each market sector. The majority of our competition comes from mid-size regional distributors and small, local distributors; however, we also face competition from a number of national competitors, including Fastenal, Grainger, MSC Industrial, Rexel, Watsco, WESCO and Wolseley plc (Ferguson division).

        We believe the principal competitive factors for our market sectors include local selling capabilities, availability, breadth and cost of materials and supplies, technical knowledge and expertise, value-add service capabilities, customer and supplier relationships, reliability and accuracy of service, effective use of technology, delivery capabilities and timeliness, pricing of products, and the provision of credit. We believe that our competitive strengths and strategy allow us to compete effectively in our market sectors.

Seasonality

        In a typical year, our operating results are impacted by seasonality. Historically, sales of our products have been higher in the second and third quarters of each fiscal year due to favorable weather and longer daylight conditions during these periods. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Products

Maintenance, Repair & Operations:

        Facilities Maintenance:    Electrical and lighting items, plumbing, HVAC products, appliances, janitorial supplies, hardware, kitchen and bath cabinets, window coverings, textiles and guest amenities, healthcare maintenance and water and wastewater treatment products.

        Crown Bolt:    Fasteners, builders hardware, rope and chain, and plumbing accessories primarily consumed in home improvement, do-it-yourself projects and residential construction.

        Repair & Remodel:    Kitchen cabinets, windows, plumbing materials, masonry, electrical equipment, lumber, flooring and tools and tool rentals for small remodeling, home improvement and do-it-yourself residential projects.

Infrastructure & Power:

        Waterworks:    Water and wastewater transmission products including pipe (PVC, Ductile Iron, HDPE), fittings, valves, fire protection, metering systems, storm drain, hydrants, fusion machine rental, valve testing and repair.

        Power Solutions:    Pole line hardware, wire and cable, gear and controls, power equipment, fixtures and lighting, meters.

Specialty Construction:

        White Cap:    Concrete accessories and chemicals, tools, engineered materials and fasteners, safety, erosion and waterproofing.

        CTI:    Flooring, cabinets, countertops and window coverings, along with comprehensive design center services, for the interior finish of non-residential, residential and senior living projects.

Properties

        As of February 3, 2013, we had a network of over 600 locations, of which approximately 50 were owned and 550 were leased. We generally prefer to lease our locations, as it provides the flexibility to expand or relocate our sites as needed to serve evolving markets. Our leased locations comprise approximately 17 million square feet while our owned locations comprise approximately 2 million square feet. Our leases typically have an initial term that ranges from 3 to 5 years, and the leases usually provide for the option to renew. We currently lease approximately 55,000 and 195,000 square feet of office space in Atlanta, Georgia and Orlando, Florida, respectively, for our corporate headquarters. We believe our locations meet our current needs and that additional locations will be available as we expand in the future.

Intellectual property

        Our trademarks and those of our subsidiaries, certain of which are material to our business, are registered or otherwise legally protected in the United States, Canada and elsewhere. We, together with our subsidiaries, own approximately 160 trademarks registered worldwide. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including trademark, patent, copyright and trade secret laws, in addition to confidentiality agreements with suppliers, employees, consultants and others who have access to our proprietary information. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain our material trademark registrations so long as they remain valuable to our business. Other than the trademarks HD Supply (and design), USABluebook, Creative Touch Interiors and White Cap, we do not believe our business is dependent to a material degree on trademarks, patents, copyrights or trade secrets. Other than commercially available software licenses, we do not believe that any of our licenses for third-party intellectual property are material to our business, taken as a whole. See "Risk Factors—Risks Relating to Our Business—If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted."

Employees

        In domestic and international operations, we had approximately 15,000 employees as of February 3, 2013, consisting of approximately 9,000 hourly personnel and approximately 6,000 salaried employees.

        As of February 3, 2013, less than one percent of our hourly workforce was covered by collective bargaining agreements.

Regulation

        Our operations are affected by various statutes, regulations and laws in the markets in which we operate, which historically have not had a material effect on our business. While we are not engaged in a regulated industry, we are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices (including pensions), competition, immigration and other matters. Additionally, building codes may affect the products our customers are allowed to use, and consequently, changes in building codes may affect the saleability of our products. The transportation and disposal of many of our products are also subject to federal regulations. The DOT regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. See "Risk Factors—Risks Relating to Our Business—Our costs of doing business could increase as a result of changes in U.S. federal, state or local regulations."

Environmental, Health and Safety Matters

        We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those pertaining to air emissions, water discharges, the handling, disposal and transport of solid and hazardous materials and wastes, the investigation and remediation of contamination and otherwise relating to health and safety and the protection of the environment and natural resources. As our operations, and those of many of the companies we have acquired, to a limited extent involve and have involved the handling, transport and distribution of materials that are, or could be classified as, toxic or hazardous, there is some risk of contamination and environmental damage inherent in our operations and the products we handle, transport and distribute. Our environmental, health and safety liabilities and obligations may result in significant capital expenditures and other costs, which could negatively impact our business, financial condition and results of operations. We may be fined or penalized by regulators for failing to comply with environmental, health and safety laws and regulations, or we may be held responsible for such failures by companies we have acquired. In addition, contamination resulting from our current or past operations, and those of many of the companies we have acquired, may trigger investigation or remediation obligations, which may have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

        HD Supply is involved in litigation from time to time in the ordinary course of business. In management's opinion, none of the proceedings are material in relation to the consolidated operations, cash flows, or financial position of HD Supply and the Company has adequate reserves to cover its estimated probable loss exposure.

        The Company has been informed that the Office of the United States Attorney for the Northern District of New York is conducting an investigation related to the activities of certain disadvantaged business enterprises. In May of 2011, in connection with that investigation, the government executed a search of an entity from which Waterworks purchased assets shortly before the search was executed. On June 20, 2012, in connection with that same investigation, the government executed search warrants at two Waterworks branches. The Company was updated by the government on its investigation in March 2013 and continues to cooperate with the investigation. While the Company cannot predict the outcome, it believes a potential loss on this matter is reasonably possible but due to the current state of the investigation it is not able to estimate a range of potential loss.

MANAGEMENT

        The following table sets forth certain information concerning our executive officers and directors as well as persons who have agreed to serve as members of our board of directors effective at the time of consummation of this offering: The respective age of each individual in the table below is as of May 31, 2013.

Name	Age	Position
Joseph J. DeAngelo	51	President and Chief Executive Officer, Director
Ronald J. Domanico	54	Senior Vice President and Chief Financial Officer
Ricardo J. Nunez	48	Senior Vice President, General Counsel and Corporate Secretary
Margaret Newman	44	Senior Vice President, Human Resources, Marketing & Communications
Jerry Webb	55	Chief Executive Officer, HD Supply Waterworks
Anesa Chaibi	47	President and Chief Executive Officer, HD Supply Facilities Maintenance
John Stegeman	52	Executive President, HD Supply and President, HD Supply White Cap
Rick J. McClure	54	Chief Executive Officer, HD Supply Power Solutions
James G. Berges	65	Chairman of the Board of Directors
Vipul Amin	36	Director*
Brian A. Bernasek	40	Director
Paul B. Edgerley	57	Director
Mitchell Jacobson	62	Director
Lew Klessel	45	Director*
Gregory Ledford	56	Director
Charles W. Peffer	65	Director**
Nathan K. Sleeper	39	Director
Stephen M. Zide	53	Director

*
Mr. Amin is not expected to be a director following the consummation of this offering. Mr. Klessel is not expected to be a director for more than 90 days following the consummation of the offering.

**
Mr. Peffer has agreed to serve as a member of our board of directors effective at the time of the consummation of the offering.

        Joseph J. DeAngelo has been President and Chief Executive Officer since January 2005 and has been a director since August 30, 2007. Mr. DeAngelo served as Executive Vice President and Chief Operating Officer of Home Depot from January 2007 through August 2007. From August 2005 to December 2006, he served as Senior Vice President—HD Supply. From January 2005 to August 2005, Mr. DeAngelo served as Senior Vice President—Home Depot Supply, Pro Business and Tool Rental and from April 2004 through January 2005, he served as Senior Vice President—Pro Business and Tool Rental. Mr. DeAngelo previously served as Executive Vice President of The Stanley Works, a tool manufacturing company, from March 2003 through April 2004. From 1986 until April 2003, Mr. DeAngelo held various positions with GE. His final position with GE was as President and Chief Executive Officer of General Electric TIP/Modular Space, a division of General Electric Capital.

Mr. DeAngelo holds a bachelor's degree in Accounting and Economics from the State University of New York at Albany.

        Ronald J. Domanico has been Senior Vice President and Chief Financial Officer since April 2010, joining HD Supply from Caraustar Industries, Inc., a leading manufacturer of recycled paperboard and converter of paperboard products, where he served as Vice President and Chief Financial Officer beginning October 2002. Caraustar and certain of its subsidiaries filed voluntary petitions on May 31, 2009 in the United States Bankruptcy Court for the Northern District of Georgia seeking relief under the provisions of Chapter 11 of the Bankruptcy Code, and successfully emerged from bankruptcy in August 2009. Prior to joining Caraustar, Mr. Domanico was Executive Vice President and Chief Financial Officer at AHL Services, Inc. From 1981 to 2000, he worked at Kraft Foods and Nabisco in progressively senior roles of increasing responsibility in financial management, operations, planning and business development. Mr. Domanico's last eleven years at Kraft and Nabisco, including seven years living abroad, were in chief financial officer positions of operating subsidiaries/divisions. When he left the company, he was Senior Vice President and Chief Financial Officer for Nabisco International and Chief Executive Officer for Nabisco Asia. Mr. Domanico was named to the Caraustar board of directors in May 2006 and served until his departure in 2009. He is also a board member of the Georgia Council on Economic Education and the CFO Roundtable. Mr. Domanico holds a bachelor's degree in Management Science and an M.B.A. with a concentration in Finance from the University of Illinois in Urbana-Champaign.

        Ricardo J. Nunez has served as Senior Vice President, General Counsel and Corporate Secretary since August 2007 and was also responsible for managing our Real Estate, Loss Prevention, Corporate Security, Business Continuity, and Environmental, Health and Safety operations for a portion of this time. Mr. Nunez served as Vice President of Legal Operations of Home Depot from August 2005 to August 2007. Previously, he held leadership positions at General Electric Energy ("GE Energy"), which included lead legal counsel responsible for global manufacturing and sourcing, global compliance, and sales of products and services. Prior to joining GE Energy, Mr. Nunez served as counsel at Esso Inter-America Inc., the Exxon affiliate responsible for downstream operations throughout Latin America and the Caribbean. Mr. Nunez also spent four years at Steel, Hector & Davis, a law firm based in Florida, where he practiced real estate and land use law primarily. He is active in various civic and charitable organizations and currently sits on the board of directors of The Westminster Schools and Atlanta Speech School. Mr. Nunez holds a bachelor's degree in Economics from the Wharton School at the University of Pennsylvania and a J.D. from Columbia Law School.

        Margaret Newman joined HD Supply in April 2007 and has served as Senior Vice President of Human Resources, Marketing and Communications since July 2008. Prior to HD Supply, Ms. Newman held senior Human Resources leadership roles at Conseco Insurance Group from August 2005 to April 2007, and at Sears Roebuck and Company from September 1997 to August 2005. She has more than 19 years of business experience in the manufacturing industry, building her expertise in organizational effectiveness; acquisition and integration; benefits design; talent acquisition and management; leadership development and employee engagement. Ms. Newman holds a bachelor's degree in Psychology from Coe College and master's degree in Sociology from the University of Wisconsin.

        Jerry Webb has served as Chief Executive Officer, HD Supply Waterworks since December 2011, and served as President, HD Supply Waterworks from March 2007 to November 2011. Mr. Webb joined the HD Supply team in connection with the acquisition of National Waterworks Holdings, Inc. by HD Supply in August 2005. Mr. Webb has spent his entire career in HD Supply Waterworks and its predecessor companies: National Waterworks, U.S. Filter Distribution Group, Inc. and Davis Water & Waste Industries ("Davis"). Mr. Webb previously served as Vice President of the Southeast Region of National Waterworks from November 2002 through March 2007. He began his career in 1981 with Davis and served in numerous capacities including Sales Representative, Operations Manager, Branch Manager, District Manager and National Sales Manager. Following the acquisition of Davis by U.S.

Filter, Mr. Webb served as Vice President for the Southeast Region of U.S. Filter from 1996 until 2002. Mr. Webb holds a B.B.A. degree in Accounting from Valdosta State University.

        Anesa Chaibi has served as President and Chief Executive Officer, HD Supply Facilities Maintenance since September 2005. Prior to joining HD Supply, Ms. Chaibi served as General Manager of Global Quality and Commercial Operations for GE Water & Process Technologies in 2005. Ms. Chaibi began her career in 1989 in the GE Chemical and Materials Leadership Program. She held roles of increasing responsibility in manufacturing, operations, production, marketing, corporate initiatives, global sourcing, Six Sigma Quality, and as a Business Leader within GE Silicones, Plastics, Power Systems, Industrial Systems, Water & Process Technologies and Infrastructure before leaving to join Home Depot and then HD Supply. During her career, she also worked for CSC Index as a Strategic Management Consultant. Ms. Chaibi has a Bachelor of Science in chemical engineering from West Virginia University and an M.B.A. from the Fuqua School of Business at Duke University.

        John Stegeman joined HD Supply in April 2010 as Executive President and focused on building the Specialty Construction and Safety business as the President of HD Supply White Cap. Prior to joining HD Supply, Mr. Stegeman was most recently President and Chief Executive Officer of Ferguson Enterprises ("Ferguson"), headquartered in Newport News, Virginia from 2005 to 2009. He began his career with Ferguson in 1985 as a management trainee and advanced through the company holding various management positions in three of Ferguson's five business groups: Waterworks, Plumbing, and Heating and Air Conditioning. As part of the Ferguson Waterworks business group, Mr. Stegeman served as Senior Vice President before being named Chief Operating Officer of Ferguson in May 2005. Mr. Stegeman received a bachelor's degree from Virginia Tech and has attended advanced management programs at Wharton School of Business, IMD, Duke University's Fuqua School of Business, University of Virginia Darden School of Business and Columbia University.

        Rick J. McClure has served as President, HD Supply Power Solutions since August 2012 when HD Supply combined its Utilities and Electrical businesses. Prior to that, he served as President of HD Supply Utilities from 2006 to August 2012. Mr. McClure joined HD Supply in connection with the acquisition of Hughes Supply by HD Supply in February 2006. He previously served as President, Hughes Utilities from 2005 to 2006, and was Vice President of Utilities at Hughes Supply from 2002 until 2005. Mr. McClure was President and Chief Executive Officer of Utiliserve from 1997 to 2002, and spent almost 20 years in leadership roles within Operations Management and Sales & Operations Management at Utiliserve between 1978 and 2002. Mr. McClure holds a degree in Electrical Engineering from the University of Colorado at Denver.

        James G. Berges has been the Chairman of the Board of Directors since August 2007. Mr. Berges has been an operating partner of CD&R since 2005. Mr. Berges was President of Emerson Electric Co. from 1999 and served as director of Emerson Electric Co. from 1997 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications, and appliances and tools. He is a director of PPG Industries, Inc., NCI Building Systems, Inc., and Atkore International and chairman of the board of Hussman International, Inc. He also served as director of MKS Instruments, Inc. from February 2002 to May 2007 and Diversey, Inc. from 2009 to 2010. Mr. Berges holds a B.S. in Electrical Engineering from the University of Notre Dame.

        Vipul Amin became a director in April 2012. Mr. Amin is a Principal with Carlyle's U.S. Buyout group, focusing primarily on buyouts, privatizations and strategic minority investments throughout the U.S. in the industrial and transportation sector. Since joining Carlyle in 2000, Mr. Amin has been actively involved in various of the firm's portfolio companies, including Accudyne Industries and PQ Corporation currently. In addition, Mr. Amin was a member of the transaction team that executed Carlyle's investments in each of John Maneely Company and Rexnord Corporation. Prior to joining Carlyle, Mr. Amin was employed with Bowles Hollowell Connor and Co. Mr. Amin received an M.B.A.

from Harvard University and an A.B. in philosophy from Duke University. He is also a member of the Board of Directors of Accudyne Industries. Mr. Amin has tendered his resignation from our board of directors, contingent upon, and effective at the time of consummation of this offering.

        Brian A. Bernasek became a director in January 2011. Mr. Bernasek is a Managing Director of Carlyle where he focuses on investment opportunities primarily in the industrial and transportation sectors. Since joining Carlyle in 2000, Mr. Bernasek has been actively involved in several of the firm's investments, including Accudyne Industries, Allison Transmission, AxleTech International, Rexnord Corporation and The Hertz Corporation. Prior to joining Carlyle, Mr. Bernasek held positions with Investcorp International, a private equity firm, and in the investment banking division of Morgan Stanley & Co. Mr. Bernasek is a graduate of the University of Notre Dame and received his M.B.A. from Harvard Business School. He is also a member of the Board of Directors of Accudyne Industries, Allison Transmission and Hertz Global Holdings.

        Paul B. Edgerley became a director in August 2007. Mr. Edgerley joined Bain in 1988 and has been a Managing Director since 1990. Mr. Edgerley focuses on investment in the industrial and consumer product sectors. He currently serves on the Board of Directors of The Boston Celtics, Steel Dynamics, Sensata Technologies, MEI Conlux and Hero MotoCorp. Prior to joining Bain, Mr. Edgerley spent five years at Bain & Company where he worked as a Consultant and Manager in the healthcare, information services, retail and automobile industries. Previously, he was a certified public accountant working at Peat Marwick, Mitchell & Company. Mr. Edgerley was awarded an MBA with distinction from Harvard Business School and a B.S. from Kansas State University.

        Mitchell Jacobson became a director in October 2007. Mr. Jacobson has served as Chairman of the Board of Directors of MSC Industrial Direct Co., Inc. since January 1998, and previously served in various executive officer roles from June 1982 to November 2005. Mr. Jacobson currently serves on the Board of Directors of Wolfgang Puck Worldwide. In addition, he serves on the Boards of Trustees for both New York University and New York University School of Law, and is a member of the New York University School of Law Foundation Investment Committee. He serves as a Trustee for New York Presbyterian Hospital and is a member of the hospital's Investment Committee, as well as the Chair of the hospital's Hedge Fund Subcommittee and a member of both the Asset Allocation and Private Investment Subcommittees. Further, he is a director of the Sid Jacobson Jewish Community Center. Mr. Jacobson is a graduate of Brandeis University and the New York University School of Law.

        Lew Klessel became a director in October 2007. Mr. Klessel is a Managing Director at Bain where he has worked since 2005. Prior to joining Bain, Mr. Klessel held a variety of operating and strategy leadership positions from 1997 to 2005 at Home Depot, most recently as President of HD Supply Facilities Maintenance. He has also been a strategy consultant with McKinsey & Company and a Certified Public Accountant with Ernst & Young. Mr. Klessel received an M.B.A. from Harvard Business School and a B.S. from the Wharton School at the University of Pennsylvania. He also serves as a director for Michaels Stores and Guitar Center. Mr. Klessel is expected to be replaced as a member of our board of directors with a person who will be independent under the applicable rules and regulations of NASDAQ within 90 days of the effectiveness of the registration statement of which this prospectus forms a part.

        Gregory S. Ledford became a director in January 2011. Mr. Ledford is a Managing Director of Carlyle where he leads U.S. buyout opportunities in the Industrial and Transportation sectors. Since joining Carlyle in 1988, Mr. Ledford has led the firm's investments in Allison Transmission, AxleTech International, The Hertz Corporation, Horizon Lines, Grand Vehicle Works and Piedmont Holdings. From 1991 to 1997, he served as Chairman and Chief Executive Officer of The Reilly Corp., a former Carlyle portfolio company that was successfully sold in September 1997. Prior to joining Carlyle, Mr. Ledford was Director of Capital Leasing for MCI Telecommunications. Mr. Ledford is a graduate of the University of Virginia's McIntire School of Commerce, where he serves as the Vice President of the Fountain Board, and received his M.B.A. from Loyola College. Mr. Ledford is also a member of the Board of Directors of Allison Transmission, Axalta Coating Systems, Genesee & Wyoming and Veyance Technologies and previously served as a director of Hertz Global Holdings.

        Charles Peffer has agreed to serve as a member of our board of directors effective at the time of consummation of this offering. Mr. Peffer retired as a partner of KPMG LLP in 2002 after 32 years with KPMG in its Kansas City office. He served as Partner in Charge of Audit from 1986 to 1993 and Managing Partner of the Kansas City office from 1993 to 2000. He currently serves as Audit Committee Chairman on the board of directors of Garmin Ltd, Sensata Technologies, NPC International and the Commerce Funds, a family of eight mutual funds. Mr. Peffer holds a B.A. from the University of Kansas and an M.B.A. from Northwestern University.

        Nathan K. Sleeper became a director in April 2010. Mr. Sleeper is a partner of CD&R and has significant financial and investment experience from his involvement in its investment in numerous portfolio companies and has played active roles in overseeing those businesses. Prior to joining CD&R in 2000, he worked in the investment banking division of Goldman, Sachs & Co. and at investment firm Tiger Management Corp. Mr. Sleeper is a director of Wilsonart International Holdings, LLC, Roofing Supply Group, Inc., Hussman International, Inc., Atkore International Group, Inc., NCI Building Systems, and U.S. Foods, Inc. and previously served as a director of Hertz Global Holdings, Inc. from 2005 to 2011 and Culligan Ltd. from 2004 to 2012. Mr. Sleeper holds a B.A. from Williams College and an M.B.A. from Harvard Business School.

        Stephen M. Zide became a director in June 2007. Mr. Zide is a Managing Director of Bain, having joined the firm in 1997. He currently heads the firm's New York office and leads its North American Industrial Sector. Prior to joining Bain, Mr. Zide was a partner of the law firm of Kirkland & Ellis LLP. Mr. Zide received an M.B.A. from Harvard Business School, a J.D. from Boston University School of Law and a B.A. from the University of Rochester. He also serves as a director of Sensata Technologies B.V., Innophos Holdings, Inc., Consolidated Container Corporation, Apex Tool Group, and Trinseo LLC.

        All of the directors were appointed by the Equity Sponsors pursuant to the Second Amended and Restated Stockholders Agreement of HD Supply dated September 21, 2007.

Corporate Governance

Board Composition

        Our business and affairs are managed under the direction of our Board of Directors. We currently have ten directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that our Board of Directors will be divided into three classes whose members will serve three-year terms expiring in successive years. The terms of office of members of our Board of Directors will be divided into three classes:

  •
  Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2014;

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  Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2015; and

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  Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2016.

        Our Class I directors will be Messrs. Bernasek, Jacobson and Zide, our Class II directors will be Messrs. Edgerley, Ledford and Sleeper, and our Class III directors will be Messrs. Berges, DeAngelo, Klessel and Peffer. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        As a result of the 2007 Acquisition, HD Supply entered into a stockholders agreement with certain of its stockholders which provides that the Equity Sponsors are entitled to elect (or cause to be elected) nine out of ten directors, which includes three designees of each Equity Sponsor. The tenth director is our Chief Executive Officer. Pursuant to the Second Amended and Restated Stockholders Agreement, one of the directors designated by the Equity Sponsor associated with CD&R serves as the chairman. Pursuant to an agreement between Clayton, Dubilier & Rice Fund VII, L.P. and Mitchell Jacobson, the fund agreed to appoint Mr. Jacobson to serve as a director of HD Supply for so long as Mr. Jacobson and his immediate family continue to hold certain minimum investments in HD Supply and certain other conditions are met. Following this offering, the agreement between the fund and Mr. Jacobson will terminate and the fund will no longer be required to appoint Mr. Jacobson to the HD Supply Board of Directors. See "Certain Relationships and Related Party Transactions."

        For the purposes of NASDAQ rules, we expect to be a "controlled company." Accordingly, we intend to rely on exemptions from certain corporate governance requirements. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors or (3) a compensation committee composed entirely of independent directors.

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy their oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth immediately above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of the Board of Directors considered the following important characteristics:

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  Messrs. Berges and Sleeper are representatives appointed by CD&R and have significant financial and investment experience from their involvement in CD&R's investment in numerous portfolio companies and have played active roles in overseeing those businesses;

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  Mr. Jacobson, who was also appointed by CD&R, has extensive experience in our industry, including service as Chairman of the Board, Chief Executive Officer and in various other executive positions of a large publicly traded industrial supply company;

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  Messrs. Ledford and Bernasek are representatives appointed by Carlyle, and have significant financial and investment experience from their involvement in Carlyle's investment in numerous portfolio companies and have played active roles in overseeing those businesses;

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  Mr. Peffer has extensive practical and management experience in public accounting and corporate finance, including significant experience with KPMG and its predecessor firms. Mr. Peffer also brings leadership expertise through his directorship roles in other public companies, including service on audit committees;

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  Messrs. Zide, Edgerley and Klessel are representatives appointed by Bain, and have significant financial and investment experience from their involvement in Bain's investment in numerous portfolio companies and have played active roles in overseeing those businesses; and

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  Our Chief Executive Officer, Mr. DeAngelo, has extensive experience in our industry, including as a senior executive of the Company and its predecessor since 2004, as well as leadership experience with other leading companies, including GE.

        In addition, we believe Mr. Berges' experience in the manufacturing industry is valuable to our Board of Directors. In addition to private equity, several of the directors representing our Equity Sponsors also have backgrounds in other fields that bring a diversity of experience to our Board, including law—Mr. Zide, investment banking—Mr. Bernasek, strategy consulting—Mr. Klessel and accounting—Mr. Edgerley. We also value the experience that our directors bring from their service on other boards. All of the directors appointed by the Equity Sponsors serve on the boards of other Exchange Act reporting companies (companies with public equity and/or public debt), including numerous portfolio companies.

Committees of the Board of Directors

        The Board of Directors has an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and an Executive Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will operate under a charter that will be approved by our Board of Directors. A copy of each of the charters will be available on our website.

  Audit Committee

        The Audit Committee, which following this offering will consist of Messrs. Peffer, Klessel and Jacobson, has the responsibility for, among other things, assisting the Board of Directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors' qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our code of business conduct and ethics. Our board of directors has determined that Mr. Peffer is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Following this offering, Mr. Peffer will be independent under the applicable rules and regulations of the SEC and NASDAQ. Within 90 days from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace Mr. Klessel as a member of our board of directors and our Audit Committee with a person who will meet the applicable audit committee independence standards. Within one year from the date of effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to replace Mr. Jacobson as a member of our Audit Committee with a person who will meet the applicable audit committee independence standards. All members of the Audit Committee will be familiar with finance and accounting practice and principles and will be financially literate.

  Compensation Committee

        The Compensation Committee, which following this offering will consist of Messrs. Bernasek, Sleeper and Zide, has the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee, which following this offering will consist of Messrs. Berges, Edgerley and Ledford, has the responsibility for identifying and recommending candidates to the Board of Directors for election to our Board of Directors, reviewing the composition of the Board of Directors and its committees, developing and recommending to the Board of Directors corporate governance guidelines that are applicable to us, and overseeing Board of Directors evaluations.

  Executive Committee

        The Executive Committee, which following this offering will consist of Messrs. Bernasek, Berges and Klessel, meets between meetings of the Board of Directors, as needed, and has the power to exercise all the powers and authority of the Board of Directors with respect to matters delegated to the Committee by the Board of Directors, except for the limitations under Section 144(c) of the Delaware General Corporation Law, and/or applicable limitations under the company's organizational documents.

Code of Conduct and Guidelines for Ethical Behavior

        Our Board of Directors maintains a Code of Ethics for Senior Executive and Financial Officers that applies to our senior executive and financial officers including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. A copy of the Code of Ethics for Senior Executive and Financial Officers is available on our website at http://governance.hdsupply.com. We will promptly disclose any future amendments to this code on our website as well as any waivers from this code for executive officers and directors. Copies of this code are also available in print from our Corporate Secretary upon request. We also maintain a Code of Business Conduct and Ethics that governs all of our employees.

Director Compensation

        Commencing with the completion of this offering, our non-employee directors will receive an annual cash retainer of $60,000 paid in equal installments at each quarterly board meeting and an annual award of restricted stock units with a fair market value equal to $100,000. Except for the year in which the offering is completed, the restricted stock units will be granted on the day of the Company's annual meeting and will vest either in full on the first anniversary of the grant date or in full on the annual meeting date next following the grant date or on a pro rata basis upon termination of board service by reason of the director's death, permanent disability or retirement at or after age 75, in each case whichever occurs first. For the year in which the offering is completed, the restricted stock units will be granted at the closing of the offering or, if later, on the date the director commences board service and the number granted will be pro-rated for the remainder of the period until the Company's first annual meeting. Restricted stock units will be paid upon vesting, or, at the director's election, on termination of board service pursuant to the deferral terms of the restricted stock unit agreement. Non-employee directors may also elect to convert all or a portion of their cash retainers into deferred stock units to be paid on termination of board service pursuant to the deferral terms of the deferred stock unit agreement. Dividend equivalents will be credited on restricted stock units and deferred stock units and will be subject to the same vesting and payment terms as the restricted stock units and deferred stock units to which the dividend equivalents relate. Restricted stock units and deferred stock units will be granted under the Company's 2013 Omnibus Incentive Plan.

        A non-employee director appointed to serve as the chair of the Audit Committee will receive an additional annual cash retainer of $20,000, and a non-employee director appointed to serve as a member of the Audit Committee (other than the chair) will receive an additional annual cash retainer of $10,000. Non-employee directors appointed to serve as the chair of any standing board committee other than the Audit Committee will receive an additional annual cash retainer of $15,000 and any non-employee director appointed to serve as a member of any standing board committee other than the Audit Committee (other than the chair) will receive an additional annual cash retainer of $7,500. Our directors will not receive additional fees for attending any board or committee meetings.

        Non-employee directors will be entitled to reimbursement by the Company for reasonable expenses incurred while traveling to and from board and committee meetings as well as travel for other business related to their service on the board or its committees, subject to any maximum reimbursement obligations as may be established by the board from time to time.

        The board has also adopted stock ownership guidelines for its independent directors pursuant to which directors are expected to own Company common stock (including through ownership of vested stock units) with a value equal to three times the annual cash board retainer amount.

EXECUTIVE COMPENSATION

Overview

        The following Compensation Discussion and Analysis provides information regarding the material elements of our fiscal 2012 compensation program for our "named executive officers," also referred to as the "NEOs." The Compensation Committees of HD Supply's and HDS's Boards, which have identical membership (collectively, the "Committee"), pursuant to their charters, are responsible for establishing, implementing and reviewing on an annual basis our compensation programs and actual compensation paid to our NEOs, except for our Chief Executive Officer, with respect to whom the Committee's decisions are subject to review and final approval by our Board.

Executive Summary

        As a result of improving market conditions and the Company's execution of key initiatives, and cost saving strategies, the overall financial performance for fiscal 2012 was above expectations. The strong fiscal 2012 performance of the Company resulted in the following compensation decisions:

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  Mr. DeAngelo declined a proposed merit increase and continued with his current base salary amount. In order to ensure that the base pay amounts remain competitive for key leaders, Mr. Domanico received a 3% merit increase and Ms. Chaibi received an increase of 5%. Mr. Stegeman did not receive an increase given that his current base salary continued to be competitive. Mr. Fabere received an increase at the time of his promotion to Senior Vice President, Operations.

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  All of our NEOs earned a cash award under the annual cash incentive program, the Management Incentive Plan. As a result of our performance exceeding expectations, the awards earned ranged from 111% to 172% of target.

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  The Committee does not make routine annual equity grants. The NEOs, except for Mr. Fabere, did not receive equity grants in 2012. During 2012, Mr. Fabere received an equity grant in connection with his role as Vice President, Sourcing and a second grant in connection with his promotion to Senior Vice President, Operations.

Determining Executive Compensation

        At HD Supply, our Human Resources team, in partnership with the Committee, drives the design and implementation of all executive compensation programs. Our finance team heavily supports the process by providing financial analysis and input and review of program design. Except with respect to his own compensation, our Chief Executive Officer has final management-level review of any compensation program before it is sent to the Committee for consideration and approval. The Committee has the task of evaluating and approving our material compensation programs, including our equity compensation program. Management frequently consults with the Committee during the design process to obtain their direction and feedback on how the design of our executive compensation programs support the overall strategy of the Company. As described below, data from outside consultants are also used during the design process to obtain further insight into the features of our compensation program.

Philosophy and Objectives

        Our company and our aspiration to be the "First Choice" is built on the mission of "One Team, Driving Customer Success and Value Creation," a philosophy we believe is best embodied by our SPIRIT values:

Service:	Help our customers succeed by delivering exceptional service and the best total value experience
Performance:	Exceed our commitments everyday to our team, customers, suppliers, Equity Sponsors and communities
Integrity:	Treat team members the way you would like you and your family to be treated
Respect:	Always do the right thing and always take the high road
Innovation:	Seek new ways to build a reliable, effective and efficient chain of execution for our customers
Teamwork:	Win together by creating an environment where every individual puts the team first

        The Committee and our management believe that fostering these values requires a performance culture geared toward customer success and sustainable, long-term profitability. The Company's compensation programs are designed to reward achievement of these goals, thereby attracting and retaining talent that will contribute to such a culture. In particular, our executive compensation programs are intended to meet the following objectives:

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  to balance commitment, long-term financial success, short-term operational excellence and achievement of short-term goals. This balance includes but is not limited to driving profitable growth while aligning our executives' long term interests with shareholders' interests.

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  to attract, retain and motivate our top executive talent.

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  to differentiate rewards based on outstanding individual performance so as to promote a high performance culture.

        In addition, we intend that our compensation programs will be aligned with:

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  Our business strategy:  Our compensation programs link pay to our strategy by rewarding executives upon achievement of profitability, long-term growth, excellence in achievement of short-term operational and financial goals and by reinforcing the "One Team" philosophy.

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  Our shareholders' interests:  Through the strategic use of equity-based compensation, the total compensation of our executives is directly linked to the sustained value they create for our shareholders.

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  Our goal of retaining and motivating key talent:  To retain the best executive talent, the total compensation opportunity is designed to provide attractive levels of compensation if performance targets are met and upside opportunity when performance targets are exceeded.

Compensation Consultant and Use of Comparator Data

        For the last four fiscal years, the Company has engaged Pearl Meyer & Partners to provide input with respect to our executive compensation programs, including a market review of the competitiveness of total compensation of our executives and a review of our equity program. A representative from Pearl Meyer & Partners attends our Committee meetings.

        In light of new SEC rules, the Company requested and received information from Pearl Meyer & Partners with respect to potential conflicts of interest, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies and procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Based on an assessment of these factors, including information gathered from directors and executive officers addressing business or personal relationships with the consulting firm or the individual consultants, the Committee concluded that the work of Pearl Meyer & Partners did not raise any conflict of interest.

        In general, neither the Company nor the Committee has exclusively relied on any of the data or advice received from Pearl Meyer & Partners as to the amount of any particular item of compensation. Pearl Meyer & Partners provides input which the Company and Committee take into consideration, as the case may be, on the particular element of compensation under consideration.

Comparator Data

        The Committee reviews compensation levels and practices at comparator companies in setting the compensation of our NEOs and when reviewing or establishing the Company's compensation programs for other associates. The information is used to help the Committee better understand the competitive market and how executives are compensated at other companies that are similar in size or industry, and companies with whom we compete for talent.

        Our breadth of Specialty Business Units makes finding direct comparators challenging. We seek comparators that share a similar industrial distribution model or are a direct competitor to a specific line of business.

        Companies are therefore included in the comparator group because they (1) operate in the same business as the Company or one of our business units (industrial distribution of building supplies), (2) operate in a similar business (distribution of any product), or (3) operate in a similar business model (business to business). The comparator group was developed by management and the Committee, with input from Pearl Meyer & Partners, and has been used to provide input into both the value of total compensation for executives as well as the relative value of each component of compensation. We do not rely on percentile rankings of compensation within the comparator group to determine specific compensation amounts for the NEOs; rather, the comparator group is used to identify programs and levels of pay which management and the Committee consider when evaluating our own programs.

        In fiscal 2012, we used the following comparator group consisting of companies in the same or similar business or having a similar business model:

Arrow Electronics Inc.	Masco Corp
Coca-Cola Enterprises	Office Depot
Conagra Foods	Owens & Minor
Danaher, Corp	Pepsi Bottling Group
Fastenal Co.	Staples, Inc.
Genuine Parts	Watsco, Inc.
Interline Brands Inc.	WESCO International, Inc.
MSC Industrial Direct	W.W. Grainger, Inc.

        The comparator group is reviewed and updated each year as appropriate. No changes were made to the fiscal 2012 comparator group as compared to fiscal 2011.

Employment of Senior Vice President, Operations

        During fiscal 2012, the role of Senior Vice President, Operations was reinstated. The role was filled with an internal candidate, Mark Fabere, who previously served as Vice President, Sourcing.

        Effective July 30, 2012, we entered into a promotion letter agreement with Mr. Fabere which provides for (1) a base salary of $285,000 per year, (2) an annual cash incentive award target increase from 40% to 60%, (3) the right to participate in other employee or fringe benefit programs for senior executives, including HD Supply's Stock Incentive Plan (the "Stock Plan"), and (4) an equity grant (described below). On November 8, 2012, Mr. Fabere received a stock option grant as outlined in his promotion letter agreement. The option grant consisted of 40,000 options having a strike price of $12.40 and a grant date fair value of $231,200 and 60,000 options having a strike price of $20.00 and a grant date fair value of $250,800. In addition, Mr. Fabere received a stock grant in May 2012 in connection with a prior promotion to Vice President, Sourcing. The grant consisted of 30,000 options having a strike price of $11.78 and a grant date fair value of $169,200 and 45,000 options having a strike price of $20.00 and a grant date fair value of $179,100. All options granted vest in five equal annual installments on each of the first through fifth anniversaries of the grant date. As part of our standard promotion offer, the offer letter agreement also contains non-competition and non-solicitation provisions.

        The fiscal 2012 non-equity incentive plan compensation paid to Mr. Fabere included a prorated portion of the Long-term Incentive Plan ("LTIP") and Founders Award Plan ("FAP"). These two plans were available to Mr. Fabere in his role as Director, Sourcing. Upon his promotion to Vice President, Sourcing then to Senior Vice President, Operations, Mr. Fabere continued to participate in the Management Incentive Plan (described below), and was no longer eligible to participate in the LTIP or FAP.

        In addition, Mr. Fabere received a discretionary bonus of $30,000 in recognition of superior performance of goals and objectives. In order to ensure that he received the full value of the bonus, we assisted in paying the taxes on the bonus.

        While we considered Mr. Fabere an executive officer for fiscal 2012, we do not believe Mr. Fabere is currently an executive officer.

Components of Compensation

        The Company believes that the compensation programs it maintains are important in achieving the compensation goals described above. For fiscal 2012, the principal components of compensation for the named executive officers were:

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  base salary;

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  annual cash incentives;

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  equity incentive compensation for one of the NEOs; and

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  benefits and perquisites.

        Each of our NEOs is party to an employment offer letter which contains certain employment and severance arrangements. These severance arrangements are discussed more fully below under "Potential Payments upon Termination or Change in Control."

        The design of each component of compensation fits into the overall executive pay program and supports the philosophy and objectives previously discussed in the following manner:

Pay component	Objective of pay component	Key measures
• Base salary	• Provides competitive pay while managing fixed costs	• Individual performance and contribution • Scope of responsibilities • Experience
• Annual cash incentives

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Focuses on short-term operational metrics that drive and support our long-term strategy

•

Where applicable, creates incentives for performance based on performance of individual NEOs' business unit

•

To reward an executive for superior individual performance against non-financial goals

• Achievement of agreed upon operating plan goals in profitability • Achievement of non-financial goals

Pay component	Objective of pay component	Key measures
• Equity awards granted in the form of stock options

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Aligns executive interests to shareholders by rewarding long-term focus on profitability and value creation for the enterprise

•

Assists in the retention of key talent

•

Creates an "ownership culture"

• Growth in stock value • Employment retention through the vesting period of the stock options
• Benefits and perquisites	• Benefits provide a safety net of protection in the case of illness, disability or death • Perquisites generally enable the executive to perform their duties efficiently and minimize distractions	• Benefits are provided to executives on the same basis as provided to our salaried associates • Perquisites are valued by our executives at minimal cost to us

        A discussion of each of the components of compensation for the NEOs is below, including a discussion of the factors considered in determining the applicable amount payable or achievable under each component.

Base Salary

        Base salaries are set to attract and retain top executive talent while managing fixed costs at an appropriate level. The determination of any particular executive's base salary is based on personal performance and contribution, experience in the role, changes to the scope of responsibilities, market rates of pay and internal equity. Each year, the Chief Executive Officer, with input from Human Resources, proposes base salary increases, if any, for all NEOs, excluding himself, based on performance and the Company's merit increase budget prepared by management. His proposal is subject to review and approval (with or without modifications) by the Committee. Changes to Mr. DeAngelo's base rate of pay are initiated and approved by the Committee directly, subject to the review and final approval of HD Supply's Board of Directors.

        In fiscal 2012, Mr. DeAngelo declined to be considered for a pay increase.

        Increases were recommended and approved by the Committee for Mr. Domanico and Ms. Chaibi to ensure their base salaries remained competitive. Mr. Domanico received a 3% increase. Ms. Chaibi received a 5% increase. Mr. Stegeman's salary remained the same since his base pay continued to be competitive. Mr. Fabere received an increase of 12% upon his promotion to the role of Senior Vice President, Operations.

Annual Cash Incentives

        Annual cash incentives are designed to focus the NEOs on producing superior results against key financial metrics relevant to the Company as a whole or to the individual business units that the NEO leads. By tying a significant portion of the executive's total annual cash compensation to annual variable pay, we reinforce our "pay for performance" culture and focus our executives on critical short-term financial and operational objectives which also support our long-term financial goals.

Management Incentive Plan

        All of our NEOs participate in the Management Incentive Plan ("MIP"), which provides cash-based incentives dependent on annual results against the key financial metric described below. A committee which includes Human Resources personnel, the CFO and the Controller (the "MIP Committee") monitors the MIP to ensure compliance with its intent and terms and to periodically review and make certain recommendations to the Committee, as discussed below.

        MIP target payouts to our NEOs are expressed as a percentage of base salary. Annually, these percentage targets are reviewed against comparator data and adjusted, if necessary, based on the Committee's estimation of what level of targeted payouts is necessary to retain and motivate our executives. In fiscal 2012, the Committee approved changes to the percentage of base pay targets for Mr. DeAngelo and Ms. Chaibi. Ms. Chaibi's target was recommended by the CEO. The percentage of base pay target for Mr. DeAngelo was increased from 125% to 150%. Ms. Chaibi's percentage of base pay target was increased from 60% to 100%. These increases were provided to ensure total compensation continued to motivate top performance and remain competitive.

        For fiscal 2012, MIP performance targets were based on MIP-adjusted earnings before interest, taxes, depreciation, and amortization ("MIP-adjusted EBITDA"). For purposes of the MIP, management fees and related expenses paid to the Equity Sponsors and stock-based compensation costs for stock options are excluded from MIP-adjusted EBITDA, both as to the targets and as to MIP-adjusted EBITDA as ultimately determined. In addition, in accordance with the MIP, from time to time throughout the year, the MIP Committee may request that the Committee exclude from the MIP-adjusted EBITDA calculation certain non-recurring items, certain items which are beyond the control of management or certain items which may adversely affect current results but contribute to long-term profitability improvement.

        For fiscal year 2012, we viewed MIP-adjusted EBITDA as the key operating metric that would drive business profitability. The MIP provides a threshold level (at which 25% of the target percentage of base salary is earned, except for Facilities Maintenance where threshold level performance earns 50% of the target percentage), a target (or "plan") level (at which 100% of the target percentage of base salary is earned), and a maximum level for superior results (at which 200% of the target percentage of base salary may be earned for participants in the MIP assigned to one of our specific business units and 150% of the target percentage of base salary for participants in the MIP assigned to our Global Support Center).

        For the NEO's participation in the MIP, the following percentages applied:

	MIP-Adjusted EBITDA Facilities Maintenance		MIP-Adjusted EBITDA White Cap		MIP-Adjusted EBITDA Global Support Center
	Performance Required	Payout % Earned	Performance Required	Payout % Earned	Performance Required	Payout % Earned
Threshold	95% of Plan	50%	90% of Plan	25%	90% of Plan	25%
Plan	100% of Plan	100%	100% of Plan	100%	100% of Plan	100%
150% Payout	104% of Plan	150%	110% of Plan	150%	107% of Plan	150%
200% Payout	107% of Plan	200%	142% of Plan	200%	NA	NA

Payout = Salary × Target % of Salary × Payout % Earned

        For fiscal 2012, the MIP goal for GSC was a MIP-adjusted EBITDA of $672 million (which includes the acquisition of Peachtree as part of our Facilities Maintenance line of business). The Committee, in approving the plan goals in February 2012 (with an adjustment in November 2012 to account for the acquisition of Peachtree), viewed this level as appropriate in order to keep the primary focus on adjusted EBITDA. We exceeded our goal for fiscal 2012. Our MIP-adjusted EBITDA was

$683 million (which includes the results of our Peachtree acquisition). As a result, each of our NEOs earned an incentive award.

        As President of Facilities Maintenance, Ms. Chaibi's MIP payout is based on the financial performance of Facilities Maintenance. For 2012, Facilities Maintenance's financial goal was a MIP-adjusted EBITDA of $369 million. Facilities Maintenance exceeded its goal with a MIP-adjusted EBITDA of $389 million.

        As President of White Cap, Mr. Stegeman's MIP payout is based the financial performance of White Cap. For 2012, White Cap's financial goal was a MIP-adjusted EBITDA of $47 million. White Cap exceeded its goal with a MIP-adjusted EBITDA of $58 million.

        Fiscal 2012 performance resulted in the following payments being made to our NEOs under the MIP:

	Target % (expressed as a % of base salary)	MIP-Adjusted EBITDA payout % earned	Aggregate MIP payment ($)
Joseph J. DeAngelo	150%	111.4%	1,462,344
Ronald J. Domanico	75%	111.4%	469,939
John Stegeman	100%	163.4%	1,184,807
Anesa Chaibi	100%	171.6%	901,679
Mark Fabere(1)	60%	111.4%	152,707

(1)
Mr. Fabere's aggregate MIP payment represents prorated target award levels applicable to him during fiscal 2012.

2013 MIP Award

        In 2013, we expect no material changes to the MIP as MIP-adjusted EBITDA will continue to be the sole performance measure to ensure singular focus on the metric that drives company value most directly.

Equity Incentive Compensation

        Our NEOs participate in the Stock Plan. The Stock Plan was adopted by our Board of Directors shortly following our separation from Home Depot. HD Supply established the Stock Plan because it viewed the granting of equity awards under the Stock Plan as the most effective way to align executive performance to our key goal of increasing value for HD Supply's shareholders. The view of our Board of Directors was that, assuming that our management is successful in increasing the value of HD Supply, awards under the Stock Plan will have the highest potential value for all participants as a percentage of total compensation.

        Our Board of Directors believed the best way to accomplish these goals was to provide one up-front grant of stock options with a significant vesting period and, at the same time, provide the opportunity to purchase additional shares of our common stock. Therefore, our NEOs were granted options to purchase shares of HD Supply common stock and were also offered the opportunity to purchase additional HD Supply common shares. The program makes "founding owners" of our NEOs and is intended to motivate them to increase the value of HD Supply, and therefore our share price, over time. The vesting component was intended to maximize the retentive effect of the Stock Plan. The up-front nature of the option grants was intended to position our executives for the highest possible return (because, if the share value of HD Supply increases over time, annual or other periodic grants would have higher strike prices and, therefore, less intrinsic value to our executives).

        While the Committee does not currently make routine annual grants to any of our NEOs or other executives, the Committee may, from time to time, determine that an additional grant to one or more of our NEOs or other associates is appropriate in order to retain or reward key talent. In addition, the Committee will consider making grants in the case of new hires or promotions.

        In 2012, we granted Mr. Fabere stock options in connection with his promotion as noted in the "Employment of Senior Vice President, Operations" section. Mr. Fabere also received stock options in 2012 prior to his promotion. No equity grants were made to the other NEOs since the Committee granted stock options to these executives in April 2011.

Benefits and Perquisites

        The benefits provided to our NEOs are the same as those generally provided to our other salaried associates and include medical, vision and dental insurance, basic life insurance and accidental death and dismemberment insurance, short and long term disability insurance and a 401(k) plan.

        Our executives participate in a limited number of perquisite programs. We maintain these programs because they are valued by our NEOs but impose relatively little cost to us.

        All of the NEOs participate in the Executive Basic Life Insurance Plan. Under this plan, the beneficiary of a participant who dies while employed by us is entitled to a lump sum payment of $500,000.

        The NEOs are also offered Supplemental Term Life Insurance. This plan provides participants with 20-year level premium term life insurance, with coverage in $500,000 increments up to $5,000,000. The participant owns the policy, and the Company pays the premium on his or her behalf. The value of the premium is fully taxable. At the end of the year, each participant receives an additional payment equal to the gross amount of taxes paid on the benefit. This additional payment is also fully taxable and is grossed up.

        Other benefits provided to our NEOs include company cars, executive physicals and reimbursement for financial services. The value of providing company cars and reimbursement for financial services is taxable and is grossed up to avoid reducing the value of the benefits.

Tax and accounting considerations

        While the accounting and tax treatment of compensation generally has not been a consideration in determining the amounts of compensation for our executive officers, the Committee and management have taken into account the accounting and tax impact of various program designs to balance the potential cost to the Company with the value to the executive.

        The expenses associated with executive compensation issued to our executive officers and other key associates are reflected in our financial statements. We account for stock-based programs in accordance with the requirements of ASC 718, Compensation-Stock Compensation, which requires companies to recognize in the income statement the grant date value of equity-based compensation issued to associates over the vesting period of such awards.

Compensation committee interlocks and insider participation

        The Compensation Committee for each of HD Supply and HDS currently consists of Stephen Zide (Chairman), Brian A. Bernasek and Nate Sleeper. All Committee members are representatives from the Equity Sponsors. Mr. Zide is a Managing Director of Bain, Mr. Bernasek is an executive of Carlyle and Mr. Sleeper is an executive of CD&R.

        See "Certain Relationships and Related Party Transactions—Management and Consulting Agreements" for a discussion of the annual fees paid to the Equity Sponsors.

Executive compensation

Summary Compensation Table for Fiscal 2012

        The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers.

Name and Principal Position	Fiscal Year	Salary $	Bonus $(1)	Option Awards $(2)	Non-Equity Incentive Plan Compensation $(3)	All Other Compensation $(4)	Total $
Joseph J. DeAngelo	2012	875,000	—	—	1,462,344	38,127	2,375,471
Chief Executive Officer	2011	875,000	—	2,267,282	1,640,625	47,170	4,830,077
	2010	875,000	—	1,327,625	1,435,054	73,937	3,711,616
Ronald J. Domanico	2012	558,600	—	—	469,939	52,835	1,081,374
Senior Vice President	2011	541,200	—	944,699	614,250	40,594	2,140,743
and Chief Financial Officer	2010	403,800	300,000	1,268,800	516,619	29,196	2,518,415
Anesa Chaibi	2012	549,959	—	—	901,679	50,284	1,501,922
President, Facilities	2011	509,100	—	1,889,401	414,927	43,546	2,856,974
Maintenance	2010	439,100	—	287,653	307,314	43,014	1,077,081
John Stegeman	2012	725,000	—	—	1,184,807	35,209	1,945,016
President, White Cap	2011	725,000	—	188,940	552,864	34,465	1,501,269
	2010	571,600	450,000	1,718,168	362,382	229,080	3,331,230
Mark Fabere	2012	277,423	30,000	830,300	290,503	17,744	1,445,970
Senior Vice President,
Operations

(1)
Bonus amount includes sign-on bonuses of $300,000 and $450,000 paid to Mr. Domanico and Mr. Stegeman, respectively, as outlined in their offers of employment. A discretionary bonus amount of $30,000 was provided to Mr. Fabere during fiscal 2012.

(2)
The fiscal 2012 amount for Mr. Fabere represents the aggregate grant date fair value of stock option awards granted in May 2012 and November 2012. Information about the assumptions used to value these awards can be found in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Non-equity incentive plan compensation reflects amounts paid under the MIP to all NEOs for the applicable year. See "—Components of Compensation—Annual Cash Incentives" for a discussion of the MIP in fiscal 2012. The fiscal 2012 amount for Mr. Fabere also includes a prorated portion of the LTIP and FAP in the amount of $137,796.

(4)
The All Other Compensation column is made up of the following amounts for fiscal 2012:

Name	Tax Gross Up on Bonus and Perquisites	Use of a Company Car	Financial Planning Assistance	Other Perquisites	Total $
Joseph J. DeAngelo	12,942	5,805	18,000	1,380	38,127
Ronald J. Domanico	20,684	20,772	10,000	1,380	52,835
Anesa Chaibi	20,229	19,155	10,000	900	50,284
John Stegeman	12,766	11,063	10,000	1,380	35,209
Mark Fabere	16,491	1,253	—	—	17,744

Grants of Plan-Based Awards for Fiscal Year 2012

        The following table provides information concerning awards granted to the NEOs in the last fiscal year under any plan.

					All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)					Grant Date Fair Value of Stock and Option Awards ($)
						Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold $	Target $	Maximum $
Joseph J. DeAngelo
2012 MIP		328,125	1,312,500	1,968,750	—	—	—
Ronald J. Domanico
2012 MIP		105,446	421,785	632,678	—	—	—
Anesa Chaibi
2012 MIP		262,710	525,420	1,050,840	—	—	—
John Stegeman
2012 MIP		181,250	725,000	1,450,000	—	—	—
Mark Fabere
2012 MIP		42,750	171,000	256,500	—	—	—
2010-2012 LTIP(2)		21,001	84,003	126,005	—	—	—
2010-2012 FAP(2)		18,208	91,042	136,563	—	—	—
Stock Plan(3)	5/14/2012	—	—	—	30,000	11.78	169,200
Stock Plan(3)	5/14/2012	—	—	—	45,000	20.00	179,100
Stock Plan(3)	11/8/2012	—	—	—	40,000	12.40	231,200
Stock Plan(3)	11/8/2012	—	—	—	60,000	20.00	250,800

(1)
The MIP sets the threshold payout at 25% of the target payout and the maximum payout at 150% of the target payout for Messrs. DeAngelo, Domanico, and Fabere. The MIP sets the threshold payout at 25% of the target payout and the maximum payout at 200% of the target payout for Mr. Stegeman. The MIP sets the threshold payout at 50% of the target payout and the maximum payout at 200% of the target payout for Ms. Chaibi. A discussion of the MIP in fiscal 2012 is under "Compensation Discussion and Analysis—Components and Compensation—Annual Cash Incentives."

(2)
The LTIP and the FAP provide an award based on the achievement of certain long-term financial objectives of the Company. For the LTIP and FAP, Mr. Fabere participated in these plans for more than 50% of the three-year cycle of 2010-2012. Therefore, he was entitled to receive a prorated portion of these awards.

(3)
Mr. Fabere received stock options in May 2012 in connection with his role as Vice President, Sourcing. In November 2012, he received stock options outlined in his offer letter agreement in connection with his promotion to Senior Vice President, Operations. These options vest in five equal annual installments on each of the first through fifth anniversaries of the grant date.

Narrative disclosure to summary compensation table and grant plan based awards table

Stock Plan

        The Stock Plan and an Associate Stock Option Agreement govern each option award and provide, among other things, the vesting provisions of the options and the option term. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. See "Potential Payments upon Termination or Change in Control" for information regarding the cancellation or acceleration of vesting of stock options upon an option holder's termination of employment or a change in control of the Company.

Employment Agreement

        We have entered into an employment offer letter with each of our named executive officers. See "Employment of Senior Vice President, Operations" and "Potential Payments upon Termination or Change in Control" for a summary of the material provisions of these letter agreements.

Outstanding Equity Awards at Fiscal Year-End 2012

        The following table sets forth the unexercised and unvested stock options held by named executive officers at fiscal year end. Each equity grant is shown separately for each named executive officer. Options granted on April 11, 2011 vest in their entirety and become exercisable on the third anniversary of the grant date except as noted; all other options vest and become exercisable in equal annual installments on the first five anniversaries of the grant date. No named executive officer holds any stock awards.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price $	Option Grant Date	Option Expiration Date
Joseph J. DeAngelo	555,750	370,500	$20.00	2/03/2010	2/3/2020
	370,500	247,000	$8.30	2/03/2010	2/3/2020
	—	552,995	$8.30	4/11/2011	4/11/2021
	926,250	1,170,495
Ronald J. Domanico	96,000	144,000	$20.00	6/8/2010	6/8/2020
	64,000	96,000	$8.30	6/8/2010	6/8/2020
	—	230,414	$8.30	4/11/2011	4/11/2021
	160,000	470,414
Anesa Chaibi	120,412	80,275	$20.00	2/03/2010	2/3/2020
	80,275	53,517	$8.30	2/03/2010	2/3/2020
	—	460,829	$8.30	4/11/2011	4/11/2021
	200,687	594,621
John Stegeman	130,000	195,000	$20.00	6/8/2010	6/8/2020
	86,667	130,000	$8.30	6/8/2010	6/8/2020
	—	46,083	$8.30	4/11/2011	4/11/2021
	216,667	371,083
Mark Fabere	—	45,000	$20.00	5/14/2012	5/14/2022
	—	30,000	$11.78	5/14/2012	5/14/2022
	—	60,000	$20.00	11/8/2012	11/8/2022
	—	40,000	$12.40	11/8/2012	11/8/2022
	—	175,000

Option Exercises and Stock Vested for Fiscal 2012

        None of our named executive officers exercised any of their stock options during fiscal 2012. No stock awards have been granted to our named executive officers.

Pension Benefits and Nonqualified Deferred Compensation for Fiscal 2012

        We do not provide any defined benefit plans or nonqualified deferred compensation plans to our named executive officers.

Potential Payments upon Termination or Change in Control

        Pursuant to either their employment arrangements or the Company's historical practice, in the event of termination without cause on February 3, 2013, the last day of fiscal 2012, all of our NEOs would be entitled to up to 24 months of base pay continuation. For Mr. DeAngelo, Mr. Domanico, Ms. Chaibi, Mr. Stegeman and Mr. Fabere, these amounts would be up to $1,750,000, $1,124,760, $1,050,840, $1,450,000 and $570,000, respectively.

        The employment arrangements do not provide for any payout upon termination as a result of death, retirement, disability, or termination for cause.

        If there is a change in control, the Stock Plan provides for accelerated vesting of unvested stock options. Had a change in control occurred on February 3, 2013, only those options having a strike price of $8.30 or $11.78 would have provided a benefit as the value of our common stock on such date did not exceed the strike price of other outstanding options. Our most recent independent valuation, completed in November 2012, valued our common stock at $12.40 per share. Assuming this stock price as of February 3, 2013, our NEOs would have received a benefit from the accelerated vesting of unvested stock options in the following amounts: Mr. DeAngelo—$3,279,982; Mr. Domanico—$1,338,299; Ms. Chaibi—$2,108,820; Mr. Stegeman—$721,941; and Mr. Fabere—$18,600.

Stock Plan

        Under the Stock Plan, an executive's unvested stock options are canceled upon the termination of his or her employment, except for terminations due to death or disability. Upon death or disability, unvested stock options vest and remain exercisable. In the case of a termination for "cause" (as defined in the Stock Plan), the executive's unvested and vested stock options are canceled as of the effective date of the termination. Following a termination of employment other than for "cause", vested options are canceled unless the executive exercises them within 90 days (180 days if the termination was due to death, disability or retirement) or, if sooner, prior to the options' normal expiration date.

        If any termination of employment occurs prior to a public offering, the Company and the Equity Sponsors have the right to purchase any shares of our common stock that the executive acquired upon the exercise of options. Upon a termination other than for cause (as defined in the Stock Plan), the purchase price per share is equal to the fair market value (as defined in the Stock Plan) of the shares on the later of the date (i) the executive's employment terminated and (ii) that is six months and one day after the shares were purchased by the executive. Upon termination for cause, the purchase price is equal to the lesser of fair market value and the cost of the shares to the executive.

        If the Company experiences a change in control (as defined in the Stock Plan), stock options will generally accelerate and be canceled in exchange for a cash payment equal to the change in control price per share minus the exercise price of the applicable option, unless our Board of Directors elects to provide for alternative awards in lieu of acceleration and payment. Our Board of Directors also has the discretion to accelerate the vesting of options at any time and from time to time.

        Under the Stock Plan a "change in control" is defined as:

  •
  the acquisition by any person, entity or "group" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of 50% or more of the combined voting power of the Company's then outstanding voting securities, other than any such acquisition by the Company, any of its subsidiaries, any associate benefit plan of the Company or any of its subsidiaries, or by the Equity Sponsors, or any affiliates of any of the foregoing;

  •
  the merger, consolidation or other similar transaction involving the Company, as a result of which persons who were stockholders of the Company immediately prior to such merger, consolidation, or other similar transaction do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated Company; or

  •
  the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of the Company.

        A public offering of our common shares does not constitute a change in control.

Changes to the Compensation Programs in Connection with the Initial Public Offering

        The following is a summary of the short- and long-term incentive programs we intend to establish in connection with this offering. The following description of the material terms and conditions of these plans is qualified by reference to the full text of the respective plans, which will be filed as exhibits to this registration statement.

Omnibus Incentive Plan

        Background.    As described above (see "—Compensation Discussion and Analysis—Equity Incentive Compensation"), since HD Supply's separation from Home Depot, we have provided our officers and other employees with long-term equity incentives under the Stock Plan. Prior to the completion of the offering, we intend to adopt the HD Supply Holdings, Inc. 2013 Omnibus Incentive Plan (the "Omnibus Incentive Plan") pursuant to which we will make grants of incentive compensation to our directors, officers and other employees after the adoption of the Omnibus Incentive Plan. When we adopt the Omnibus Incentive Plan, the Stock Plan will terminate and we will make no more awards thereunder. However, awards previously granted under the Stock Plan will be unaffected by the termination of the Stock Plan. The following are the material terms of the Omnibus Incentive Plan.

        Administration.    Our Board has the authority to interpret the terms and conditions of the Omnibus Incentive Plan, to determine eligibility for and terms of awards for participants and to make all other determinations necessary or advisable for the administration of the Omnibus Incentive Plan. The Board will delegate its authority to the Compensation Committee (which is referred to below as the "Administrator"). To the extent consistent with applicable law and the listing standards on any national exchange or market system on which the Company's common stock is listed, the Administrator may further delegate the ability to grant awards to our Chief Executive Office or other of our officers. In addition, subcommittees will be established to the extent necessary to comply with Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or Rule 16b-3 under the Securities Exchange Act of 1934.

        Eligible Award Recipients.    Our directors, officers, other employees and consultants are eligible to receive awards under the Omnibus Incentive Plan.

        Awards.    Awards under the Omnibus Incentive Plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options; stock purchase rights; restricted stock; restricted stock units; performance shares; performance units; stock appreciation rights; dividend equivalents; deferred share units; and other stock-based awards.

        Shares Subject to the Plan.    Subject to adjustment as described below, a total of 12,500,000 shares of our common stock will be available for issuance under the Omnibus Incentive Plan. Shares issued under the Omnibus Incentive Plan may be authorized but unissued shares or shares reacquired by us. During any period that Section 162(m) of the Code is applicable to us and for awards intended to qualify as performance-based awards under Section 162(m) of the Code, (1) the maximum number of stock options, SARs or other awards based solely on the increase in the value of common stock that a participant may receive in any year is 2,500,000; (2) a participant may receive a maximum of 1,500,000 performance shares, shares of performance-based restricted stock, performance-based restricted stock units and any performance-based dividend equivalents in any year; and (3) the maximum dollar amount of cash that may be earned in connection with the grant of performance units during any year may not exceed $5,000,000.

        Any shares covered by an award, or portion of an award, granted under the Omnibus Incentive Plan that terminates, is forfeited, is repurchased, expires or lapses for any reason will again be available for the grant of awards under the Omnibus Incentive Plan. Additionally, any shares that are withheld from issuance to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the Omnibus Incentive Plan will again be available for issuance. The Omnibus Incentive Plan permits us to issue replacement awards to employees of companies acquired by us, and those replacement awards would not count against the share maximum listed above, but any forfeited replacement awards would not be available for future grant. Shares subject to outstanding awards under the Stock Plan that are forfeited following the date of this offering also would not be available for future grant.

        Terms and Conditions of Options and Stock Appreciation Rights.    An incentive stock option is an option that meets the requirements of Section 422 of the Code, and a non-qualified stock option is an option that does not meet those requirements. A stock appreciation right ("SAR") is the right of a participant to a payment, in cash, shares of common stock, or a combination of cash and shares equal to the amount by which the market value of a share of common stock exceeds the exercise price of the stock appreciation right. An option or SAR granted under the Omnibus Incentive Plan is exercisable only to the extent that it is vested on the date of exercise. No option or SAR may be exercisable more than ten years from the grant date. SARs may be granted to participants in tandem with options or on their own. Tandem SARs will generally have substantially similar terms and conditions as the options with which they are granted.

        The exercise price per share under each option granted under the Omnibus Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. For so long as our common stock is listed on any established exchange or national market system, the fair market value of the common stock will be equal to the closing price of our common stock on the exchange or system on which it is listed on the option grant date. The Omnibus Incentive Plan prohibits repricing of options and SARs without shareholder approval.

        Terms and Conditions of Restricted Stock and Restricted Stock Units.    Restricted stock is an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture. A restricted stock unit is a unit, equivalent in value to a share of common stock, credited by means of a bookkeeping entry in our books to a participant's account, which is settled in stock or cash upon vesting. Subject to the provisions of the Omnibus Incentive Plan, our Administrator will determine the terms and conditions of each award of restricted stock or restricted stock units, and the restrictions applicable to the award. Restricted stock and restricted stock units granted under the Omnibus Incentive Plan will vest based on a period of service specified by our Administrator or the occurrence of events specified by our Administrator.

        Terms and Conditions of Performance Shares and Performance Units.    A performance share is a right to receive a specified number of shares of common stock after the date of grant subject to the achievement of predetermined performance conditions. A performance unit is a unit, equivalent in value to a share of common stock, that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock if predetermined performance conditions are achieved. Vested performance units may be settled in cash, stock or a combination of cash and stock, at the discretion of the Administrator. Performance shares and performance units will vest based on the achievement of pre-determined performance goals established by the Administrator. The performance goals under the Omnibus Incentive Plan consist of the following: (a) net or operating income (before or after taxes); (b) earnings before taxes, interest, depreciation, and/or amortization ("EBITDA"); (c) EBITDA excluding charges for stock compensation, management fees, restructurings and impairments ("Adjusted EBITDA"); (d) basic or diluted earnings per share or improvement in basic or diluted earnings per share; (e) sales (including, but not limited to, total sales, net sales or revenue growth); (f) net operating profit; (g) financial return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); (h) cash flow measures (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); (i) productivity ratios (including but not limited to measuring liquidity, profitability or leverage); (j) share price (including, but not limited to, growth measures and total shareholder return); (k) expense/cost management targets; (l) margins (including, but not limited to, operating margin, net income margin, cash margin, gross, net or operating profit margins, EBITDA margins, Adjusted EBITDA margins); (m) operating efficiency; (n) market share or market penetration; (o) customer targets (including, but not limited to, customer growth or customer satisfaction); (p) working capital targets or improvements; (q) economic value added; (r) balance sheet metrics (including, but not limited to, inventory, inventory turns, receivables turnover, net asset turnover, debt reduction, retained earnings, year-end cash, cash conversion cycle, ratio of debt to equity or to EBITDA); (s) workforce targets (including but not limited to diversity goals, employee engagement or satisfaction, employee retention and workplace health and safety goals); (t) implementation, completion or attainment of measurable objectives with respect to research and development, key products or key projects, lines of business, acquisitions and divestitures and strategic plan development and/or implementation; (u) comparisons with various stock market indices, peer companies or industry groups or classifications with regard to one more of these criteria, or (v) for any period of time in which Section 162(m) of the Code is not applicable to the Company and the Omnibus Incentive Plan, or at any time in the case of (A) persons who are not "covered employees" under Section 162(m) of the Code, or (B) awards (whether or not to "covered employee") not intended to qualify as performance based compensation under Section 162(m) of the Code, such other criteria as may be determined by the Administrator. Performance goals may be established on a Company-wide basis or with respect to one or more business units, divisions, subsidiaries, or products and may be expressed in absolute terms, or relative to (i) current internal targets or budgets, (ii) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (iii) the performance of one or more similarly situated companies, (iv) the performance of an index covering a peer group of companies, or (v) other external measures of the selected performance criteria. The Administrator may provide for a threshold level of performance below which no shares or compensation will be granted or paid in respect of performance based awards, and a maximum level of performance above which no additional shares or compensation will be granted or paid in respect of performance-based awards, and it may provide for differing amounts of shares or compensation to be granted or paid in respect of performance-based awards for different levels of performance.

        Terms and Conditions of Deferred Share Units.    A deferred share unit is a unit credited to a participant's account in our books that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock upon a predetermined settlement date. Deferred share units may be granted by the Administrator independent of other awards or compensation. Unless the Administrator determines otherwise, deferred share units would be fully vested when granted.

        Other Stock-Based Awards.    The Administrator may make other equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan, including grants to our non-employee directors under our director compensation program.

        Dividend Equivalents.    A dividend equivalent is the right to receive payments in cash or in stock, based on dividends with respect to shares of stock. Dividend equivalents may be granted to participants in tandem with another award or as freestanding awards.

        Termination of Employment.    Except as otherwise determined by the Administrator, in the event a participant's employment terminates for any reason other than "cause" (as defined in the Omnibus Incentive Plan), all unvested awards will be forfeited and all options and SARs that are vested and exercisable will remain exercisable until the (i) 180th day following the date of the participant's termination of employment, in the case of death or disability (ii) in the case of termination due to retirement at normal retirement age (x) for options and SARS that are vested as of the date of retirement, the 180th day following the date of termination and (y) for options or SARS that vest after retirement (if any), the 90th day following the post-retirement vesting date, or (iii) until the three month anniversary of the date of termination in the case of any other termination (or the expiration of the award's term, whichever is earlier). In the event of a participant's termination for cause, all unvested or unpaid awards, and all options and SARs, whether vested or unvested, will immediately be forfeited and canceled. In addition, awards will be subject to any clawback policy adopted by the Administrator, the Board or the Company.

        Other Forfeiture Provisions.    A participant will be required to forfeit and disgorge any awards granted or vested and all gains earned or accrued due to the exercise of stock options or SARs or the sale of any Company Common Stock to the extent required by applicable law, including Section 304 of the Sarbanes-Oxley Act of 2002 and Section 10D of the Securities Exchange Act of 1934, or pursuant to such policies as to forfeiture and recoupment as may be adopted by the Administrator and communicated to participants.

        Change in Capitalization or Other Corporate Event.    The number or amount of shares of stock, other property or cash covered by outstanding awards, the number and type of shares of stock that have been authorized for issuance under the Omnibus Incentive Plan, the exercise or purchase price of each outstanding award, and the other terms and conditions of outstanding awards, will be subject to adjustment by the Administrator in the event of any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting our common stock. Any such adjustment would not be considered repricing for purposes of the prohibition on repricing described above.

        Effect of a Change in Control.    Upon a future change in control of the Company, all outstanding awards would fully vest and be cancelled for the same per share amount paid to the shareholders in the change in control (less, in the case of options and SARs, the applicable exercise or base price). The Administrator has the ability to prescribe different treatment of awards in the award agreements. In addition, unless prohibited by applicable law (including if such action would trigger adverse tax treatment under Section 409A of the Code), no vesting or cancellation of awards will occur if awards are assumed and/or replaced in the change in control with substitute awards having the same or better terms and conditions, provided that any substitute awards must fully vest on a participant's involuntary termination of employment without "cause" or constructive termination of employment, in each case occurring within two years following the date of the change in control.

        Option Grants Expected in Connection with this Offering.    The following option awards were made to NEOs on the date hereof with an exercise price equal to the initial public offering price set forth on the cover of this prospectus:

Number of Shares of Common Stock Underlying Options
Joseph J. DeAngelo	148,800
Ronald J. Domanico	57,200
John Stegeman	57,200
Anesa Chaibi	86,800

Annual Incentive Plan

        Background.    As described above (see "—Compensation Discussion and Analysis—Management Incentive Plan"), we currently maintain the Management Incentive Plan (the "MIP") pursuant to which we provide our executive officers and other key employees with the opportunity to earn performance-based annual cash bonuses. Prior to the completion of the offering, we intend to adopt the HD Supply Holdings, Inc. Annual Incentive Plan (the "AIP") which is intended to replace and succeed the MIP. Upon the completion of this offering, awards granted under the MIP relating to fiscal year 2013 will be assumed into the AIP and treated as awards granted under the AIP. Following the completion of the offering, the AIP will provide annual cash incentives to our executive officers and certain other key employees. The material terms of the AIP are described below.

        Purpose.    The AIP is designed to retain and motivate officers and other key employees of the Company and its subsidiaries who are designated by the Compensation Committee by providing them with an opportunity to earn cash incentives based on the Company's attainment of certain specified performance goals. The AIP is designed to meet the requirements of the performance-based compensation exemption for purposes of Section 162(m) of the Code, to the extent applicable.

        Administration.    The AIP will be administered by our Compensation Committee, which may delegate authority under the AIP to our Chief Executive Officer or any other of our executive officers, except that the Compensation Committee may not delegate its responsibilities with respect to awards to any employee whose compensation is subject to Section 162(m) of the Code.

        Eligible Employees.    All of our officers and other key employees are eligible to participate in the AIP.

        Performance Goals.    The Compensation Committee will select those of our employees who will participate in the AIP for a specified performance period and will establish the applicable performance goals for such performance period no later than 90 days after the beginning of the performance period, or if earlier, the date on which 25% of the performance period has been completed. It is expected that the performance period will be our fiscal year, unless our Compensation Committee determines to use another period. As to any award intended to qualify as performance based compensation under Section 162(m) of the Code, the performance goals must include one or more of the following objective performance measures: (a) net or operating income (before or after taxes); (b) earnings before taxes, interest, depreciation, and/or amortization ("EBITDA"); (c) EBITDA excluding charges for stock compensation, management fees, restructurings and impairments ("Adjusted EBITDA"); (d) basic or diluted earnings per share or improvement in basic or diluted earnings per share; (e) sales (including, but not limited to, total sales, net sales or revenue growth); (f) net operating profit; (g) financial return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); (h) cash flow measures (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); (i) productivity ratios (including but not limited to measuring liquidity, profitability or leverage); (j) share price (including, but not limited to, growth measures and total shareholder return); (k) expense/cost management targets; (l) margins (including, but not limited to, operating margin, net income margin, cash margin, gross, net or operating profit margins, EBITDA margins, Adjusted EBITDA margins); (m) operating efficiency; (n) market share or market penetration; (o) customer targets (including, but not limited to, customer growth or customer satisfaction); (p) working capital targets or improvements; (q) economic value added; (r) balance sheet metrics (including, but not limited to, inventory, inventory turns, receivables turnover, net asset turnover, debt reduction, retained earnings, year-end cash, cash conversion cycle, ratio of debt to equity or to EBITDA); (s) workforce targets (including but not limited to diversity goals, employee engagement or satisfaction, employee retention and workplace health and safety goals); (t) implementation, completion or attainment of measurable objectives with respect to research and development, key products or key projects, lines of business, acquisitions and divestitures and strategic plan development and/or implementation; (u) comparisons with various stock market indices, peer companies or industry groups or classifications with regard to one more of these criteria, or (v) for any period of time in which Section 162(m) of the Code is not applicable to the Company and the AIP, or at any time (A) in the case of persons who are not "covered employees" under Section 162(m) of the Code or (B) in the case of awards (whether or not to "covered employees") not intended to qualify as performance based compensation under Section 162(m) of the Code, such other criteria as may be determined by the Administrator. Performance goals may be established on a Company-wide basis or with respect to one or more business units, divisions, subsidiaries, or products and may be expressed in absolute terms, or relative to (i) current internal targets or budgets, (ii) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (iii) the performance of one or more similarly situated companies, (iv) the performance of an index covering a peer group of companies, or (v) other external measures of the selected performance criteria. In the case of earnings-based measures, performance goals may include comparisons relating to capital (including, but limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, or any combination thereof. The Compensation Committee may provide for a threshold level of performance below which no amount of compensation will be paid and a maximum level of performance above which no additional amount of compensation will be paid under the AIP, and it may provide for the payment of differing amounts of compensation for different levels of performance. Performance goals may also be subject to such other conditions as the Compensation Committee may determine appropriate.

        Maximum Award; Discretion.    The maximum amount payable to any participant under the AIP during any given performance period is $5,000,000. In all cases, our Compensation Committee has the sole and absolute discretion to reduce the amount of any payment under the AIP that would otherwise be made to any participant or to decide that no payment shall be made.

        Payment.    Payment of awards will be made in cash, and with respect to employees whose compensation is subject to Section 162(m) of the Code, as soon as practicable after our Compensation Committee certifies that one or more of the applicable performance goals have been attained for a performance period. Awards will be paid no later than the 15th day of the third month following the end of the year to which the performance period relates. In order to receive payment of an award, an employee must be employed by us on the date of payment unless the Board or Compensation Committee determines otherwise.

        Clawback.    We may cancel, reduce or require an employee to forfeit any awards granted under the AIP or require an employee to reimburse and disgorge to us any amounts received pursuant to awards granted under the AIP, to the extent permitted or required by applicable law or regulations, or our internal policies, in effect on or after the effective date of the AIP.

        Amendment or Termination.    The Board or the Compensation Committee may at any time amend, suspend, discontinue or terminate the AIP, provided, however, that such action shall not be effective without the approval of the shareholders of the Company to the extent necessary to continue to qualify the amounts payable to employees as performance-based compensation under Section 162(m) of the Code.

Employee Stock Purchase Plan

        Prior to the completion of the offering, we expect to adopt an Employee Stock Purchase Plan (the "ESPP") as a means of permitting our employees to acquire our common stock. Two million shares of our common stock will be available for issuance under the ESPP. Under the ESPP, eligible employees of the Company may purchase common stock during pre-specified offering periods at a 5% discount of the fair market value of the common stock at the beginning of the offering period. No decision has been made to date as to when to commence offering periods under the ESPP, although the first offering period would not commence earlier than the day on which the offering is completed. If, after its adoption, the ESPP were to commence one or more offering periods, our executive officers would participate in the ESPP on the same terms and conditions as all other participating employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of May 31, 2013 with respect to the beneficial ownership of our common stock by:

  •
  each person known to own beneficially more than 5% of our common stock;

  •
  each director;

  •
  each person who has agreed to serve as a director effective at the time of consummation of this offering;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date, which in the case of the following table is May 31, 2013. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        The percentage of beneficial ownership prior to this offering is based on 130,578,666 shares of our common stock outstanding as of May 31, 2013, as adjusted to reflect a 1-for-2 reverse stock split of our common stock effected on June 12, 2013. The percentage of beneficial ownership following this offering is based on 183,770,155 shares of common stock outstanding after the closing of this offering.

        Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o HD Supply Holdings, Inc., 3100 Cumberland Boulevard, Suite 1480, Atlanta, Georgia 30339.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering			Percentage (Assuming No Exercise of the Underwriters' Option)	Percentage (Assuming the Underwriters' Option is Exercised in Full)
Name and address of beneficial owner	Number	Percentage	Number
Bain Capital Integral Investors 2006, LLC(1)(9)	36,471,875	27.93	36,471,875	19.85	19.02
Carlyle Partners V, L.P. and related funds(2)(9)	36,471,872	27.93	36,471,872	19.85	19.02
Clayton, Dubilier & Rice Fund VII, L.P. and related funds(3)(9)	36,461,875	27.92	36,461,875	19.84	19.02
THD Holdings, LLC(9)(10)	16,250,000	12.44	16,250,000	8.84	8.47
James G. Berges(6)	—	—	—	—	—
Joseph J. DeAngelo(4)	1,126,250	*	1,126,250	*	*
Paul B. Edgerley(5)	—	—	—	—	—
Vipul Amin(7)	—	—	—	—	—
Charles W. Peffer	—	—	—	—	—
Mitchell Jacobson(8)(9)	4,309,375	3.30	4,309,375	2.34	2.25
Lew Klessel(5)	—	—	—	—	—
Brian A. Bernasek(7)	—	—	—	—	—
Nathan K. Sleeper(6)	—	—	—	—	—
Gregory Ledford(7)	—	—	—	—	—
Stephen M. Zide(5)	—	—	—	—	—
Ronald J. Domanico(4)	185,000	*	185,000	*	*
Anesa Chaibi(4)	210,687	*	210,687	*	*
Mark Fabere(4)	15,000	*	15,000	*	*
John A. Stegeman(4)	253,667	*	253,667	*	*
All executive officers and directors as a group (17 persons)**	6,789,730	5.00	6,789,730	3.69	3.54

*
Less than 1%

**
Excludes Mr. Peffer who has agreed to serve as a member of our board of directors effective at the time of the consummation of the offering.

(1)
Bain Capital Investors, LLC ("BCI") is the administrative member of Bain Capital Integral Investors 2006, LLC ("Integral"). Voting and investment determinations with respect to the shares held by Integral are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, Louis Bremer, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, David Humphrey, John Kilgallon, Lew Klessel, Matthew Levin, Ian Loring, Philip Loughlin, Seth Meisel, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by Integral. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. The address of each of BCI and Integral is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(2)
Represents shares held by the following investment funds associated with Carlyle: Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., and CP V Coinvestment B, L.P.,

  which are together referred to as the "Carlyle Funds." Carlyle Partners, V, L.P. holds 34,290,383 shares, Carlyle Partners V-A, L.P. holds 689,531 shares, CP V Coinvestment A, L.P. holds 1,320,767 shares, and CP V Coinvestment B, L.P. holds 171,191 shares.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of TC Group V, L.L.C., which is the general partner of TC Group V, L.P., which is the general partner of each of the Carlyle Funds. Voting and investment determinations with respect to the shares held by the Carlyle Funds are made by an investment committee of TC Group V, L.P. comprised of the following persons: Daniel D'Aniello, William Conway, David Rubenstein, Gregory Summe, Louis Gerstner, Allan Holt, Peter Clare and Thomas Mayrhofer. Each member of the investment committee of TC Group V, L.P. disclaims beneficial ownership of such shares.

The address of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The address of each of the other persons or entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004.

(3)
Represents shares held by the following group of investment funds associated with or designated by Clayton, Dubilier & Rice, LLC: (i) 30,000,000 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (ii) 213,604 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd.; and (iii) 6,248,271 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd. CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of the following individuals: Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Theresa A. Gore, Marco Herbst, George K. Jaquette, Sarah Kim, Manfred Kindle, John Krenicki, Jr., Gregory Lai, Edward M. Liddy, John Malfettone , David A. Novak, Paul S. Pressler, Roberto Quarta, Eric Rahe, Christian P. Rochat, Eric Rouzier, Richard J. Schnall, Stephen Shapiro, Nathan K. Sleeper, Christian Storch, Derek L. Strum, Sonja Terraneo, Robert C. Volpe, David H. Wasserman and Jonathan L. Zrebiec (collectively, the "Investment Committee"). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton,

  Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment) L.P. and CD&R Parallel Fund VII, L.P. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.

  The address for each of Clayton Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII (Co-Investment), Ltd., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for Clayton, Dubilier & Rice, LLC is 375 Park Avenue, 18th Floor, New York, NY 10152.

(4)
Includes, with respect to: (i) Joseph DeAngelo, 200,000 shares of common stock and 926,250 vested stock options (or vesting within 60 days of May 31, 2013); (ii) Ronald J. Domanico, 25,000 shares of common stock and 160,000 vested stock options (or vesting within 60 days of May 31, 2013); (iii) Anesa Chaibi, 10,000 shares of common stock and 200,687 vested stock options (or vesting within 60 days of May 31, 2013); (iv) Mark Fabere, 15,000 vested stock options (or vesting within 60 days of May 31, 2013); and (v) John A. Stegeman, 37,000 shares of common stock and 216,667 vested stock options (or vesting within 60 days of May 31, 2013). On or about December 27, 2012, the 200,000 shares of common stock attributed to Mr. DeAngelo in (i) above were transferred by Mr. DeAngelo to a Trust, with respect to which Mr. DeAngelo's wife serves as Trustee. Mr. DeAngelo disclaims any beneficial ownership of such shares held by the Trust.

(5)
Does not include shares of common stock held by Integral. Each of Messrs. Edgerley, Klessel and Zide is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by Integral. Each of Messrs. Edgerley, Klessel and Zide disclaims beneficial ownership of such shares. The address of each of Messrs. Edgerley, Klessel and Zide is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(6)
Does not include 36,461,875 shares of common stock held by investment funds associated with or designated by Clayton, Dubilier & Rice, LLC. Messrs. Berges and Sleeper are directors of HD Supply and executives of Clayton, Dubilier & Rice, LLC. They disclaim any beneficial ownership of the shares held by investment funds associated with or designated by Clayton, Dubilier & Rice, LLC.

(7)
Does not include 36,471,872 shares of common stock held by investment funds associated with or designated by Carlyle. Messrs. Amin, Bernasek and Ledford are directors of HD Supply and executives of Carlyle. They disclaim any beneficial ownership of the shares held by investment funds associated with or designated by The Carlyle Group.

(8)
Includes (i) 4,257,500 shares of common stock held by JFI-HDS, LLC; Mr. Jacobson is the managing member of JFI-HDS Partner, LLC which is the managing member of JFI-HDS, LLC, and (ii) 51,875 shares held by JFI-HDS Affiliates, LLC; Mr. Jacobson is the managing member of JFI-HDS Partner, LLC which is the managing member of JFI-HDS Affiliates, LLC.

(9)
Excludes shares of common stock owned by other parties to the Second Amended and Restated Stockholders Agreement of which they may be deemed to share beneficial ownership. Each person disclaims beneficial ownership of such shares.

(10)
THD Holdings, LLC, is a wholly-owned subsidiary of Home Depot. Home Depot shares voting and investment power with regard to the shares held by THD Holdings, LLC. The address of THD Holdings, LLC and Home Depot is 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders agreement and stockholder arrangements

        In connection with the closing of the 2007 Acquisition, HD Supply, the Equity Sponsors and their affiliates and certain other stockholders of HD Supply entered into a stockholders agreement that contains, among other things, provisions relating to our governance, the disposition of our common stock by the parties thereto and certain approval rights. This stockholders agreement currently provides that affiliates of the Equity Sponsors who are stockholders of HD Supply are entitled to elect (or cause to be elected) nine out of the ten HD Supply directors, which will include three designees (one of whom may be independent) of each Equity Sponsor. Our Chief Executive Officer also serves as a director. One of the directors designated by the Equity Sponsor associated with CD&R serves as the chairman.

        Pursuant to an agreement between Clayton, Dubilier & Rice Fund VII, L.P. and Mitchell Jacobson, Clayton, Dubilier & Rice Fund VII, L.P. agreed to appoint Mr. Jacobson to serve as a director of HD Supply for so long as Mr. Jacobson and his immediate family continue to hold certain minimum investments in HD Supply and certain other conditions are met. Following this offering, the agreement between Clayton, Dubilier & Rice Fund VII, L.P. and Mr. Jacobson will terminate and Clayton, Dubilier & Rice Fund VII, L.P. will no longer be required to appoint Mr. Jacobson to the HD Supply Board of Directors.

Registration Rights Agreement

        We are a party to an amended and restated registration rights agreement (the "Registration Rights Agreement") with substantially all of our stockholders, including the Equity Sponsors. The Registration Rights Agreement grants to the Equity Sponsors the right to cause us, at our own expense, to use our reasonable best efforts to register such securities held by the Equity Sponsors for public resale, subject to certain limitations. In the event we register any of our common stock following our initial public offering, certain of our stockholders, including the Equity Sponsors also have the right to require us to use our reasonable best efforts to include in such registration statement shares of our common stock held by them, subject to certain limitations, including as determined by the underwriters. The Registration Rights Agreement also provides for us to indemnify certain of our stockholders and their affiliates in connection with the registration of our common stock.

Consulting agreements

        In connection with the closing of the 2007 Acquisition, HD Supply and HDS entered into consulting agreements with the Equity Sponsors (or their respective affiliates), pursuant to which the Equity Sponsors provide HD Supply and our subsidiaries with financial advisory and management consulting services. Pursuant to the consulting agreements, we pay the Equity Sponsors an aggregate annual fee of $4.5 million for such services, subject to adjustments from time to time, and we may pay to the Equity Sponsors an aggregate fee equal to a specified percentage of the transaction value of certain types of transactions that we complete, in each case, plus out-of-pocket expenses and subject to approval by the Equity Sponsors, their permitted transferees or their designated affiliates who are our shareholders. Each consulting agreement expires by its terms in August 2017. As specified in the agreements, we expect to pay the Equity Sponsors a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. The termination fee represents the estimated net present value of the payments over the remaining term of the consulting agreements.

Indemnification agreements

        In connection with the 2007 Acquisition, we entered into indemnification agreements with HDS and the Equity Sponsors pursuant to which, following the completion of the 2007 Acquisition, we agreed to indemnify the Equity Sponsors, their respective managers, administrative members and the administrative members or general partners of any other investment vehicle that is our stockholder and is managed by such manager or its affiliates and their respective successors and assigns, and the respective directors, officers, shareholders, partners, members, employees, agents, advisors, consultants, representatives and controlling persons of each of them, or of their partners, shareholders or members in their capacity as such, against certain liabilities arising out of performance of the 2007 Acquisition, the performance of the consulting agreements described above under "—Consulting agreements," securities offerings by us and certain other claims and liabilities. We also entered into a similar indemnification agreement with Home Depot providing for indemnification of Home Depot, its affiliates, directors, officers, shareholders, partners, members, employees, agents, representatives and controlling persons against certain liabilities arising from securities offerings by us (including this offering).

        Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement. See "Description of Capital Stock—Limitations on Liability and Indemnification."

Tax sharing arrangements

        In connection with the 2007 Acquisition, Home Depot has agreed to be responsible for and pay any taxes that were reportable in a tax return that included Home Depot or any subsidiary of Home Depot and also included HDS or any of its subsidiaries, except for taxes relating to a period before HDS or its subsidiary was acquired, directly or indirectly, by Home Depot.

        The Internal Revenue Service has disallowed certain deductions claimed by us and has issued a formal Revenue Agent's Report challenging certain of the cash refunds resulting from our carryback of NOLs to taxable years during which we were a member of Home Depot's U.S. federal consolidated tax group. The carryback of the NOLs was made in accordance with (and subject to the terms of) the Tax Cooperation Agreement. Pursuant to the Tax Cooperation Agreement, if the IRS is ultimately successful with respect to the proposed adjustments, we would be required to reimburse Home Depot an amount equal to the disallowed refunds plus related interest. See "Risk Factors—Risks Relating to Our Business—Income tax payments may ultimately differ from amounts currently recorded by us. Future tax law changes may materially increase our prospective income tax expense."

Agreements with Home Depot

        Upon the closing of the 2007 Acquisition, we entered into the following agreements with Home Depot and/or its affiliates:

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  a Strategic Purchase Agreement, as subsequently amended effective February 4, 2013, pursuant to which the parties agreed to terms relating to (i) the purchase by Home Depot U.S.A., Inc. and its affiliates of certain products from Crown Bolt for a term to end no later than January 31, 2020, (ii) related intellectual property matters and (iii) the provision of related services;

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  a Supplier Buying Agreement, pursuant to which the parties agree to certain terms and conditions relating to (i) the purchase by Home Depot U.S.A., Inc. and its affiliates of products from Crown Bolt pursuant to the Strategic Purchase Agreement and (ii) the provision of related in-store services and displays; and

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  a Trademark License granting Crown Bolt the royalty-free right to use a number of trademarks in connection with its activities under the Strategic Purchase Agreement.

        In addition, certain guarantees, surety bonds and letters of credit that Home Depot and/or its affiliates (other than HDS, HD Supply Canada, Inc. and their respective affiliates) entered into prior to the closing of the 2007 Acquisition relate to our and our subsidiaries' obligations to landlords, customers and suppliers, and remained in place immediately after the closing of the 2007 Acquisition. HD Supply agreed in the purchase and sale agreement to fully indemnify Home Depot and its affiliates from any losses that arise out of these obligations. HD Supply also agreed to use its reasonable best efforts to cause itself and/or HDS to be substituted for Home Depot and/or its affiliates and to have Home Depot and its affiliates released in respect of certain such obligations.

Debt Securities of HDS

        Pursuant to one or more exchange and/or purchase agreements, in connection with the Refinancing Transactions, Bain and Carlyle exchanged certain of the 12.0% Senior Notes held by them for a portion of the April 2012 Senior Unsecured Notes, and CD&R purchased a portion of the April 2012 Senior Unsecured Notes from us for cash. The net proceeds from the offering of the April 2012 First Priority Notes and the Second Priority Notes, together with other sources were used to redeem the 12.0% Senior Notes and fund the other Refinancing Transactions. A portion of the 12.0% Senior Notes redeemed were owned by Bain and Carlyle. During fiscal 2012, HDS issued and repurchased the April 2012 Senior Unsecured Notes to and from certain affiliates of the Equity Sponsors.

        In addition, management of the Company has been informed that, as of May 5, 2013, affiliates of certain of the Equity Sponsors beneficially owned approximately $33 million aggregate principal amount of HDS's outstanding indebtedness. HDS redeemed the entire outstanding $889 million aggregate principal amount of the 2007 Senior Subordinated Notes on February 8, 2013. Affiliates of the Equity Sponsors that held the 2007 Senior Subordinated Notes had such notes redeemed.

Transactions with Other Related Parties

        In connection with our business, we procure products from thousands of suppliers, some of which may be affiliated with the Equity Sponsors. We estimate that we purchased product from affiliates of the Equity Sponsors for approximately $57 million, $60 million, and $24 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Management believes these transactions were conducted on an arm's-length basis at prices that an unrelated third party would pay.

 DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share and 100,000,000 shares of undesignated preferred stock, par value $0.01 per share. Upon the closing of this offering there will be 183,770,155 shares of our common stock issued and outstanding not including 14,718,060 shares of our common stock issuable upon exercise of outstanding stock options.

        In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated by-laws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the completion of this offering and which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

        Holders of common stock will be entitled:

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  to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

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  to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

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  upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

        Any dividends declared on the common stock will not be cumulative. Our ability to pay dividends on our common stock is subject to our subsidiaries' ability to pay dividends to us, which is in turn subject to the restrictions set forth in the Senior Credit Facilities and the indentures governing our outstanding notes. See "Dividend Policy."

        The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

        Before the date of this prospectus, there has been no public market for our common stock.

        As of May 31, 2013, we had 130,578,666 shares of common stock outstanding and 100 holders of record of our common stock.

Preferred Stock

        Upon completion of this offering, under our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by our stockholders, except as described below, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and the qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the Board of Directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

        The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

        Classified Board of Directors.    Upon completion of this offering, in accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will also provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

        Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by or at the direction of our board of directors pursuant to a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate Secretary at the request of the holders of not less than 50% of the outstanding shares of our common stock so long as the Equity Sponsors collectively own more than 50% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting.

        No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the Equity Sponsors collectively own more than 50% of the outstanding shares of our common stock.

        Removal of Directors.    Our amended and restated certificate of incorporation and amended and restated by-laws will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until the Equity Sponsors no longer collectively own more than 50% of the outstanding shares of our common stock. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast.

        Stockholder Advance Notice Procedure.    Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Secretary a written notice of the stockholder's intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder's notice must be delivered to our corporate Secretary at our principal executive offices not fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year's annual meeting, a stockholder's notice must be delivered to our Secretary (x) not earlier than 120 days prior to the meeting or (y) no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the such meeting is first made by us.

        Amendments to Certificate of Incorporation and By-laws.    The DGCL generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation will provide that, upon the Equity Sponsors ceasing to own collectively more than 50% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing the liability and indemnification of directors, corporate opportunities, the elimination of stockholder action by written consent and the prohibition on the rights of stockholders to call a special meeting.

        In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of the holders of (x) as long as the Equity Sponsors collectively own more than 50% of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 75%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

        These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

        Section 203 of the Delaware General Corporation Law.    In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the Delaware General Corporation Law, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

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  any merger or consolidation of the corporation with the interested stockholder;

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  any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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  subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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  any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        An "interested stockholder" is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

        Our amended and restated certificate of incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director's personal liability to the fullest extent permitted by the Delaware General Corporation Law for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

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  any breach of the director's duty of loyalty;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

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  under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

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  any transaction from which the director derives an improper personal benefit.

        The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. These provisions, however, should not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

        Our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and other applicable law, except in certain cases of a proceeding instituted by the director or officer without the approval of our Board. Our amended and restated by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

        Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreements will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

        Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to any of the Equity Sponsors, Home Depot or any of their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither the Equity Sponsors, Home Depot nor their respective agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of HD Supply, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of HD Supply. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, the amended and restated certificate of incorporation and the amended and restated by-laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Market Listing

        Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "HDS."

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

        After this offering, 183,770,155 shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 130,578,666 shares of our common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-up Agreements

        All of our directors and executive officers and the holders of more than 99% of our common stock prior to this offering have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of the representatives of the underwriters for a period of 180 days, subject to certain exceptions and possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under "Underwriting."

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

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  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately 1,837,702 shares immediately after this offering; and

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  the average weekly trading volume in our common stock on the NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements.

Rule 701

        Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

        Prior to completion of this offering, we had one employee share-based incentive plan, our stock incentive plan. We expect to adopt one or more new plans, prior to the completion of this offering, to enable the Company to better align our compensation programs with those typical of companies with publicly traded securities.

        As of May 5, 2013 we had outstanding approximately 14.7 million options to purchase shares of common stock, of which approximately 4.7 million options to purchase shares of common stock were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issuable upon exercise of outstanding options as well as all shares of our common stock reserved for future issuance under our equity plans. See "Executive Compensation—Equity Incentive Compensation" for additional information regarding these plans. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

        The Senior Term Facility consists of a senior secured Term Loan Facility (the "Term Loan Facility," the term loans thereunder, the "Term Loans") providing for Term Loans in an aggregate principal amount of $1,000.0 million. On April 12, 2012, proceeds of the Term Loans, together with proceeds from the Senior ABL Facility (the "Senior ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities,") were used to (i) repay all amounts outstanding under the 2007 Senior Secured Credit Facility, (ii) repay all amounts outstanding under the 2007 ABL Credit Facility (iii) repurchase all remaining outstanding 12.0% Senior Notes and (iv) pay related fees and expenses. The Term Loan Facility also permits HDS to add one or more incremental term loan facilities to be included in the Term Loan Facility, to increase the existing loans by requesting supplemental term loan commitments, or to add one or more revolving credit facility commitments or letter of credit facility commitments to be included in the Term Loan Facility. As of May 5, 2013, the outstanding principal balance of the Term Loans was $970 million, net of unamortized discount of $22 million. On February 15, 2013, HDS entered into Amendment No. 1 (the "Amendment") to the Term Loan Facility, which reduced the interest rates applicable to loans thereunder and modified the optional prepayment provisions obtained therein.

        The Senior ABL Facility provides for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under a borrowing base). Extensions of credit under the Senior ABL Facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivables, subject to certain reserves and other adjustments. As of May 5, 2013, the outstanding principal drawn on the Senior ABL Facility was $490 million. A portion of the Senior ABL Facility is available for letters of credit and swingline loans. The Senior ABL Facility also permits HDS to add one or more incremental term loan facilities to be included in the Senior ABL Facility or one or more revolving credit facility commitments to be included in the Senior ABL Facility.

        On May 30, 2013, HDS entered into a commitment letter under which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide HDS with an amendment to the Senior ABL Facility. The amendment to the Senior ABL Facility will (i) reduce the applicable margin for borrowings under the Senior ABL Facility by 0.25%; (ii) reduce the commitment fee applicable thereunder; (iii) extend the maturity date of the Senior ABL Facility to the date that is five years from the amendment effective date (or, if earlier, the maturity date under HDS's cash flow facility); (iv) make certain changes to the borrowing base and (v) reduce the sublimit available for letters of credit under the Senior ABL Facility from $400.0 million to $250.0 million. The commitment to enter into the amendment will expire on October 15, 2013 and is subject to the consummation of this offering.

Maturity; Prepayment

        The Term Loan Facility will mature on October 12, 2017 (the "Term Loan Maturity Date"). The Term Loans will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility with the balance payable on the Term Loan Maturity Date. The Senior ABL Facility will mature on April 12, 2017.

        On or prior to August 15, 2013, any optional prepayment of Term Loans in connection with certain repricing transactions are subject to a prepayment premium equal to 1% of the aggregate principal amount of Term Loans being prepaid. After August 15, 2013, the Term Loans may be prepaid without premium or penalty. Subject to certain exceptions, the Term Loan Facility will be subject to mandatory prepayment in an amount equal to 100% of the net proceeds of certain asset sales and certain insurance recovery events; and 50% of annual excess cash flow for any fiscal year, such percentage to decrease to 0% depending on the attainment of certain leverage ratio targets.

        The Senior ABL Facility may be prepaid at our option at any time without premium or penalty and will be subject to mandatory prepayment if the outstanding Senior ABL Facility exceeds either the aggregate commitments with respect thereto or the current borrowing base, in an amount equal to such excess. Mandatory prepayments do not result in a permanent reduction of the lenders' commitments under the Senior ABL Facility.

Guarantee; Security

        HDS is the borrower under the Term Loan Facility. HDS and certain of its subsidiaries, including HD Supply Canada, Inc., a Canadian subsidiary (the "Canadian Borrower"), are the borrowers under the Senior ABL Facility. Each of our existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision (the "Subsidiary Guarantors") guarantee our payment obligations under the Senior Credit Facilities (and each direct and indirect wholly-owned Canadian subsidiary, subject to certain exceptions, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision (the "Canadian Guarantors") guarantee the Canadian Borrower's payment obligations under the Senior ABL Facility).

        The obligations under the Senior Credit Facilities and the guarantees thereof are secured in favor of the administrative agent and collateral agent or U.S. ABL collateral agent, as applicable, by (i) all of the capital stock of HDS, all capital stock of all domestic subsidiaries owned by HDS and the Subsidiary Guarantors and 65% of the capital stock of any foreign subsidiary owned directly by HDS or any Subsidiary Guarantor (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary) and (ii) substantially all other tangible and intangible assets owned by HDS and each Subsidiary Guarantor, in each case to the extent permitted by applicable law and subject to certain exceptions and subject to the priority of liens between the Senior Credit Facilities, the First Priority Notes and the Second Priority Notes. The Canadian obligations under the Senior ABL Facility are also secured by liens on substantially all assets of the Canadian Borrower and the Canadian Guarantors, subject to certain exceptions.

Interest; Fees

        After giving effect to the Amendment, the interest rates applicable to the loans under the Term Loan Facility are based on a fluctuating rate of interest measured by reference to either, at our option, (i) an adjusted London inter-bank offered rate (adjusted for statutory reserve requirements), plus a borrowing margin of 3.25%, or (ii) an alternate base rate, plus a borrowing margin of 2.25%.

        The interest rates applicable to the loans under the Senior ABL Facility are subject to a pricing grid based on average daily excess availability for the previous fiscal quarter.

        Customary fees were payable in respect of the Senior Credit Facilities.

Covenants

        The Term Loan Facility contains a number of negative covenants that, among other things, limit or restrict the ability of HDS and its material restricted subsidiaries to incur other indebtedness (including guarantees of other indebtedness); incur certain liens; pay dividends or make other restricted payments, including investments; prepay or amend the terms of other indebtedness; enter into certain types of transactions with affiliates; sell certain assets; sell or otherwise dispose of all or substantially all of its assets; enter into agreements restricting dividends or other distributions by subsidiaries to HDS or a Subsidiary Guarantor or, in the case of HDS, consolidate or merge.

        The Senior ABL Facility contains a number of negative covenants that, among other things, limit or restrict our ability and, in certain cases, our subsidiaries to carry out acquisitions, mergers, consolidations, to pay dividends, and to prepay certain indebtedness (including the Notes), in each case to the extent any such transaction would reduce availability under the Senior ABL Facility below a specified amount.

        The Senior Credit Facilities also contain certain affirmative covenants, including financial and other reporting requirements.

Events of Default

        The Senior Credit Facilities provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross default and cross acceleration to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests and material judgments.

First Priority Notes and Second Priority Notes

        In connection with the Refinancing Transactions, on April 12, 2012 HDS issued $950 million aggregate principal amount of 8 1/8% Senior Secured First Priority Notes due April 15, 2019 (the "April 2012 First Priority Notes") at par. On August 2, 2012, HDS issued an additional $300 million aggregate principal amount of 8 1/8% Senior Secured First Priority Notes due 2019 (together with the April 2012 First Priority Notes, the "First Priority Notes"). As of May 5, 2013, the outstanding principal balance of the First Priority Notes was $1,270 million, including unamortized premium of $20 million.

        In connection with the Refinancing Transactions, on April 12, 2012 HDS issued $675 million aggregate principal amount of 11% Senior Secured Second Priority Notes due April 15, 2020 (the "Second Priority Notes" and, together with the First Priority Notes, the "HDS Secured Notes") at par. As of May 5, 2013, the outstanding principal balance of the Second Priority Notes was $675 million.

Guarantees; Security

        The HDS Secured Notes are guaranteed by each of our existing and future wholly-owned domestic subsidiaries (subject to certain exceptions) and by each of our other domestic subsidiaries that is a borrower under the Senior ABL Facility or that guarantees payment of indebtedness of HDS under certain credit facilities or capital markets securities (the "Subsidiary Guarantors").

        The HDS Secured Notes and the guarantees thereof are secured in favor of the collateral agent, by (i) all capital stock of all domestic subsidiaries owned by HDS and the Subsidiary Guarantors and 65% of the capital stock of any foreign subsidiary owned directly by HDS or any Subsidiary Guarantors (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary) and (ii) substantially all other tangible and intangible assets owned by HDS and each Subsidiary Guarantor, in each case to the extent permitted by applicable law and subject to certain exceptions and subject to the priority of liens between the HDS Secured Notes and the Senior Credit Facilities.

Redemption; Offer to Repurchase

        Prior to April 15, 2015, HDS may redeem some or all of the First Priority Notes by paying the applicable make-whole premium. At any time on or after April 15, 2015, HDS may redeem some or all of the First Priority Notes at redemption prices specified in the indenture governing the First Priority Notes. Prior to April 15, 2016, HDS may redeem some or all of the Second Priority Notes by paying the applicable make-whole premium. At any time on or after April 15, 2016, HDS may redeem some or all of the Second Priority Notes at redemption prices specified in the indenture governing the Second Priority Notes. In addition, in the event of an equity offering prior to April 15, 2015, HDS may redeem up to 35% of the principal amount of the First Priority Notes and the Second Priority Notes at a redemption price equal to 100% plus the amount of the respective coupon, using the net cash proceeds raised in the equity offering.

        In the event of certain events that constitute a Change of Control (as defined in the applicable indenture), HDS must offer to repurchase all of the First Priority Notes and the Second Priority Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If HDS or any of its restricted subsidiaries sells assets under certain circumstances, HDS must use the proceeds to make an offer to purchase the First Priority Notes and the Second Priority Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants

        The indentures governing the HDS Secured Notes contain restrictive covenants that, among other things, limit the ability of HDS and its restricted subsidiaries to: incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; create restrictions on the ability of HDS's restricted subsidiaries to pay dividends to HDS or make other intercompany transfers; create liens securing indebtedness; transfer or sell assets; merge or consolidate; and enter into certain transactions with HDS's affiliates. Most of these covenants will cease to apply for so long as the applicable HDS Secured Notes have investment grade ratings from both Moody's Investment Services, Inc. and Standard & Poor's.

Intercreditor Agreements

        On April 12, 2012, the Senior ABL Facility collateral agent, the Senior Term Facility collateral agent, the First Priority Notes collateral agent and the Second Priority Notes collateral agent entered into an intercreditor agreement as to the relative priorities of their respective security interests in the collateral securing such indebtedness and certain other matters relating to the administration of security interests. In addition, the Senior Term Facility collateral agent, the First Priority Notes collateral agent and the Second Priority Notes collateral agent entered into a separate intercreditor agreement as to the relative priorities of their respective security interests in the collateral securing such indebtedness and certain other matters relating to the administration of security interests.

Unsecured Notes

        On October 15, 2012, HDS issued $1 billion aggregate principal amount of 11.50% Senior Notes due July 15, 2020 (the "October 2012 Senior Notes") at par. As of May 5, 2013, the outstanding principal balance of the October 2012 Senior Notes was $1 billion. On February 1, 2013, HDS issued $1,275 million aggregate principal amount of 7.50% Senior Notes due July 15, 2020 (the "February 2013 Senior Unsecured Notes" and, together with the October 2012 Senior Notes, the "Unsecured Notes") at par. As of May 5, 2013, the outstanding principal balance of the February 2013 Senior Unsecured Notes was $1,275 million.

Guarantees

        The Unsecured Notes are guaranteed, on a senior unsecured basis, by each of our wholly-owned existing and future domestic subsidiaries (subject to certain exceptions) and by each of our other domestic subsidiaries that is a borrower under the Senior ABL Facility or that guarantees payment of indebtedness of HDS under certain credit facilities or capital markets securities.

Redemption; Offer to Repurchase

        Prior to October 15, 2016, HDS may redeem some or all of the Unsecured Notes by paying the applicable make-whole premium. At any time on or after October 15, 2016, HDS may redeem some or all of the Unsecured Notes at redemption prices specified in the indenture governing the applicable Unsecured Notes. In addition, in the event of an equity offering prior to October 15, 2015, HDS may redeem up to 35% of the principal amount of each of the October 2012 Senior Notes and the February 2013 Senior Unsecured Notes at a redemption price equal to 100% plus the amount of the respective coupon, using the net cash proceeds raised in the equity offering.

        In the event of certain events that constitute a Change of Control (as defined in the applicable indenture), HDS must offer to repurchase all of the October 2012 Senior Notes and the February 2013 Senior Unsecured Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If HDS or any of its restricted subsidiaries sells assets under certain circumstances, HDS must use the proceeds to make an offer to purchase the October 2012 Senior Notes and the February 2013 Senior Unsecured Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants

        The indentures governing the Unsecured Notes contain covenants that, among other things, limit the ability of HDS and its restricted subsidiaries, as described in the applicable indenture, to: incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; create restrictions on the ability of HDS's restricted subsidiaries to pay dividends to HDS or make other intercompany transfers; create liens securing indebtedness; transfer or sell assets; merge or consolidate; and enter into certain transactions with HDS's affiliates. Most of these covenants will cease to apply for so long as the October 2012 Senior Notes or the February 2013 Senior Unsecured Notes, as applicable, have investment grade ratings from both Moody's Investment Services, Inc. and Standard & Poor's.

        We expect to use a portion of the proceeds from this offering to redeem, repurchase or otherwise acquire or retire $185 million of the outstanding October 2012 Senior Notes. See "Use of Proceeds."

Senior Subordinated Notes

        On January 16, 2013, HDS issued $950 million aggregate principal amount of 10.50% Senior Subordinated Notes due 2021 (the "January 2013 Senior Subordinated Notes") at par. As of May 5, 2013, the outstanding principal balance of the January 2013 Senior Subordinated Notes was $950 million.

Guarantees

        The January 2013 Senior Subordinated Notes are guaranteed, on an unsecured senior subordinated basis, by the same entities described above under "—Unsecured Notes—Guarantees."

Redemption; Offer to Repurchase

        Prior to January 15, 2016, HDS may redeem some or all of the January 2013 Senior Subordinated Notes by paying the applicable make-whole premium. At any time on or after January 15, 2016, HDS may redeem some or all of the January 2013 Senior Subordinated Notes at redemption prices specified in the indenture governing the January 2013 Senior Subordinated Notes.

        In addition, at any time after July 31, 2013 and on or before July 31, 2014, HDS may also redeem up to 100% of the aggregate principal amount of the January 2013 Senior Subordinated Notes with funds in an equal aggregate amount not exceeding the aggregate proceeds of certain qualified public equity offerings at a redemption price (expressed as a percentage of principal amount) of (x) if such redemption occurs on or prior to January 31, 2014, 103% and (y) if such redemption occurs after January 31, 2014 and on or prior to July 31, 2014, 102%, in each case plus accrued and unpaid interest, if any, to the redemption date. In addition, in the event of an equity offering prior to January 15, 2016, HDS may redeem up to 35% of the principal amount of the January 2013 Senior Subordinated Notes at a redemption price equal to 100% plus the amount of the coupon, using the net cash proceeds raised in the equity offering.

        In the event of certain events that constitute a Change of Control (as defined in the indenture), HDS must offer to repurchase all of the January 2013 Senior Subordinated Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If HDS or any of its restricted subsidiaries sells assets under certain circumstances, HDS must use the proceeds to make an offer to purchase the January 2013 Senior Subordinated Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants

        The indenture governing the January 2013 Senior Subordinated Notes contains covenants that limit HDS and its restricted subsidiaries in the same manner described above under "—Unsecured Notes—Covenants."

        We expect to use a portion of the proceeds from this offering to redeem, repurchase or otherwise acquire or retire $633 million of the outstanding January 2013 Senior Subordinated Notes. See "Use of Proceeds."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of certain U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a "capital asset" within the meaning of Section 1221 of the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

  •
  an individual who is neither a citizen nor a resident of the United States;

  •
  a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or

  •
  a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax adviser regarding the U.S. federal tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

        PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution will generally be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in such share of our common stock, and then as capital gain. Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent.

        If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

        The foregoing discussion is subject to the discussion below under "—FATCA Withholding" and "—Information Reporting and Backup Withholding."

Sale, Exchange or Other Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

  (i)
  such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

  (ii)
  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition and certain other conditions are met (except as provided by an applicable treaty); or

  (iii)
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or disposition and (y) such Non-U.S. Holder's holding period with respect to such common stock, and certain other conditions are met.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

        The foregoing discussion is subject to the discussion below under "—FATCA Withholding" and "—Information Reporting and Backup Withholding."

FATCA Withholding

        Under the Foreign Account Tax Compliance Act provisions of the Code and related Treasury guidance ("FATCA"), a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock on or after January 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a "foreign financial institution" (generally including an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a "FATCA Agreement") or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an "IGA"), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any "substantial" U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its "substantial" U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

        Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any tax withheld from such payments must be reported annually to the IRS and to such Non-U.S. Holder.

        The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

        Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

        Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of his or her death will be included in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

 UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC, and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	9,043,930
Barclays Capital Inc.	9,043,930
J.P. Morgan Securities LLC	9,043,930
Credit Suisse Securities (USA) LLC	5,851,200
Citigroup Global Markets Inc.	2,659,700
Deutsche Bank Securities Inc.	2,659,700
Goldman, Sachs & Co.	2,659,700
Morgan Stanley & Co. LLC	2,659,700
UBS Securities LLC	2,659,700
Wells Fargo Securities, LLC	2,659,700
Robert W. Baird & Co. Incorporated	877,700
William Blair & Company, L.L.C.	877,700
Raymond James & Associates, Inc.	877,700
BB&T Capital Markets, a division of BB&T Securities, LLC	595,800
SunTrust Robinson Humphrey, Inc.	595,800
Drexel Hamilton, LLC	212,800
Guzman & Company	212,799

Total	53,191,489

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price and to dealers at that price less a concession not in excess of $0.45 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$18.00	$957,446,802	$1,101,063,816
Underwriting discount	$0.765	$40,691,489	$46,795,212
Proceeds, before expenses, to the Company	$17.235	$916,755,313	$1,054,268,603

        The fees and expenses of the offering, not including the underwriting discount, are estimated at $32 million and are payable by us.

        We have agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, any required review by FINRA in connection with this offering, in an amount not to exceed $50,000.

Option to Purchase Additional Shares

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 7,978,723 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Exchange Listing

        Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "HDS." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Affiliates of certain of the underwriters are lenders and/or agents under our Senior Credit Facilities and, in that capacity, they have entered into a commitment letter on May 30, 2013 under which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide HDS with an amendment to the Senior ABL Facility. See "Description of Certain Indebtedness—Senior Credit Facilities."

        Pursuant to an engagement agreement, we retained Solebury Capital LLC, ("Solebury"), a FINRA member, to provide certain financial consulting services in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $1,500,000 and, at our sole discretion, an additional potential incentive fee of $250,000. In determining whether we elect to award any or all of the incentive fee, we will consider the level of, and our satisfaction with, the services provided by Solebury throughout the offering process. We also agreed to reimburse Solebury for reasonable and documented travel and other out-of-pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

        The underwriters have agreed to reimburse us for certain expenses in connection with the offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the

expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

 LEGAL MATTERS

        The validity of the common stock offered in this offering has been passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

        A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the "Investor Relations" portion of our Internet website (http://www.hdsupply.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

EXPERTS

        The consolidated financial statements as of February 3, 2013 and January 29, 2012 and for each of the three years in the period ended February 3, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited interim consolidated financial statements
Consolidated statements of operations and comprehensive income (loss) for the three months ended May 5, 2013 and April 29, 2012 (unaudited)	F-2
Consolidated balance sheets as of May 5, 2013 and February 3, 2013 (unaudited)	F-3
Consolidated statements of cash flows for the three months ended May 5, 2013 and April 29, 2012 (unaudited)	F-4
Notes to consolidated financial statements (unaudited)	F-5
Audited consolidated financial statements
Report of Independent Registered Public Accounting Firm	F-20

Consolidated statements of operations and comprehensive income (loss) for (i) the fiscal year ended February 3, 2013, (ii) the fiscal year ended January 29, 2012, and (iii) the fiscal year ended January 30, 2011

F-21
Consolidated balance sheets as of February 3, 2013 and January 29, 2012	F-22
Consolidated statements of stockholders' equity (deficit) for (i) the fiscal year ended February 3, 2013, (ii) the fiscal year ended January 29, 2012, and (iii) the fiscal year ended January 30, 2011	F-23
Consolidated statements of cash flows for (i) the fiscal year ended February 3, 2013, (ii) the fiscal year ended January 29, 2012, and (iii) the fiscal year ended January 30, 2011	F-24
Notes to consolidated financial statements	F-25

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

Amounts in millions, except share and per share data, unaudited

	Three Months Ended
	May 5, 2013	April 29, 2012
Net Sales	$2,068	$1,836
Cost of sales	1,470	1,313

Gross Profit	598	523
Operating expenses:
Selling, general and administrative	439	397
Depreciation and amortization	59	83

Total operating expenses	498	480
Operating Income	100	43
Interest expense	147	166
Loss on extinguishment of debt	40	220
Other (income) expense, net	1	—

Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes	(88)	(343)
Provision (benefit) for income taxes	43	33

Income (Loss) from Continuing Operations	(131)	(376)
Income (loss) from discontinued operations, net of tax	—	16

Net Income (Loss)	$(131)	$(360)

Other comprehensive income (loss)—foreign currency translation adjustment	(1)	3

Total Comprehensive Income (Loss)	$(132)	$(357)

Weighted Average Common Shares Outstanding:
Basic and Diluted (in thousands)	130,579	130,555
Basic and Diluted Earnings Per Share:
Income (loss) from Continuing Operations	$(1.00)	$(2.88)
Income (loss) from Discontinued Operations	$—	$0.12
Net income (loss)	$(1.00)	$(2.76)

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

Amounts in millions, except share data, unaudited

	May 5, 2013	February 3, 2013
ASSETS
Current assets:
Cash and cash equivalents	$88	$141
Cash equivalents restricted for debt redemption	—	936
Receivables, less allowance for doubtful accounts of $21 and $23	1,089	1,008
Inventories	1,079	987
Deferred tax asset	7	42
Other current assets	46	49

Total current assets	2,309	3,163

Property and equipment, net	397	395
Goodwill	3,138	3,138
Intangible assets, net	440	473
Other assets	175	165

Total assets	$6,459	$7,334

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$849	$693
Accrued compensation and benefits	81	160
Current installments of long-term debt	10	899
Other current liabilities	170	291

Total current liabilities	1,110	2,043

Long-term debt, excluding current installments	6,620	6,430
Deferred tax liabilities	106	104
Other liabilities	343	348

Total liabilities	8,179	8,925

Stockholders' equity (deficit):
Common stock, par value $0.01; 1 billion shares authorized; 131 million shares issued and outstanding at each of May 5, 2013 and February 3, 2013	1	1
Paid-in capital	2,698	2,695
Accumulated deficit	(4,416)	(4,285)
Accumulated other comprehensive loss	(3)	(2)

Total stockholders' equity (deficit)	(1,720)	(1,591)

Total liabilities and stockholders' equity (deficit)	$6,459	$7,334

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in millions, unaudited

	Three Months Ended
	May 5, 2013	April 29, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(131)	$(360)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	60	86
Provision for uncollectibles	—	1
Non-cash interest expense	8	16
Payment of PIK interest & discounts upon extinguishment of debt	(364)	—
Loss on extinguishment of debt	40	220
Stock-based compensation expense	3	5
Deferred income taxes	37	28
Gain on sale of a business	—	(9)
Other	1	1
Changes in assets and liabilities:
(Increase) decrease in receivables	(82)	(72)
(Increase) decrease in inventories	(94)	(122)
(Increase) decrease in other current assets	4	(11)
(Increase) decrease in other assets	—	1
Increase (decrease) in accounts payable and accrued liabilities	(42)	(50)
Increase (decrease) in other long-term liabilities	3	2

Net cash provided by (used in) operating activities	(557)	(264)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(32)	(22)
Proceeds from sales of property and equipment	1	1
Proceeds from sale of investments	936	—
Proceeds from sale of a business	—	463
Other investing activities	—	(2)

Net cash provided by (used in) investing activities	905	440

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	79	2,817
Repayments of long-term debt	(638)	(3,287)
Borrowings on long-term revolver debt	348	625
Repayments on long-term revolver debt	(158)	(255)
Debt issuance and modification fees	(32)	(63)

Net cash provided by (used in) financing activities	(401)	(163)

Effect of exchange rates on cash and cash equivalents	—	1

Increase (decrease) in cash and cash equivalents	$(53)	$14
Cash and cash equivalents at beginning of period	141	111

Cash and cash equivalents at end of period	$88	$125

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

        HD Supply Holdings, Inc. (the "Company" or "HD Supply") is one of the largest industrial distribution companies in North America. The Company specializes in three distinct market sectors: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. Through over 600 locations across 46 U.S. states and 9 Canadian provinces, the Company serves these markets with an integrated go-to-market strategy. HD Supply has approximately 15,000 associates delivering localized, customer-tailored products, services and expertise. The Company serves approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. HD Supply's broad range of end-to-end product lines and services include over one million stock-keeping units ("SKUs") of quality, name-brand and proprietary-brand products as well as value-add services supporting the entire life-cycle of a project from infrastructure and construction to maintenance, repair and operations.

        HD Supply is managed primarily on a product line basis and reports results of operations in four reportable segments. The reportable segments are Facilities Maintenance, Waterworks, Power Solutions, and White Cap. Other operating segments include Crown Bolt, Repair & Remodel, Creative Touch Interiors ("CTI"), and HD Supply Canada. In addition, the consolidated financial statements include Corporate, which is comprised of enterprise-wide functional departments.

Basis of Presentation

        The consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission that permit reduced disclosure for interim periods. The consolidated balance sheet as of February 3, 2013 was derived from audited financial statements, but does not include all necessary disclosures required by accounting principles generally accepted in the United States of America ("GAAP").

        In Management's opinion, the unaudited financial information for the interim periods presented includes all adjustments necessary for a fair statement of the results of operations, financial position, and cash flows. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year. For a more complete discussion of the Company's significant accounting policies and other information, you should read these unaudited financial statements in conjunction with the annual financial statements included in this prospectus, which include all disclosures required by GAAP.

Fiscal Year

        HD Supply's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year ending February 2, 2014 ("fiscal 2013") includes 52 weeks and fiscal year ending February 3, 2013 ("fiscal 2012") included 53 weeks. The three months ended May 5, 2013 and April 29, 2012 both included 13 weeks.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—NATURE OF BUSINESS AND BASIS OF PRESENTATION (Continued)

Principles of Consolidation

        The consolidated financial statements present the results of operations, financial position and cash flows of HD Supply and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated. Results of operations of businesses acquired are included from their respective dates of acquisition. The results of operations of all discontinued operations have been separately reported as discontinued operations for all periods presented.

Estimates

        Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these consolidated financial statements in conformity with GAAP. Actual results could differ from these estimates.

Self-Insurance

        HD Supply has a high deductible insurance program for most losses related to general liability, product liability, environmental liability, automobile, workers' compensation, and is self-insured for medical claims and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. At each of May 5, 2013 and February 3, 2013, self-insurance reserves totaled approximately $94 million.

NOTE 2—DISCONTINUED OPERATIONS

        On March 26, 2012, the Company sold all of the issued and outstanding equity interests in its Industrial Pipes, Valves and Fittings ("IPVF") business to Shale-Inland Holdings, LLC for approximately $477 million. Upon closing, the Company received cash proceeds of approximately $464 million, net of $5 million of transaction costs. As a result of the sale, the Company recorded a $9 million pre-tax gain in the first quarter of fiscal 2012. During the third quarter of fiscal 2012, the Company received cash proceeds of $13 million in accordance with the final working capital settlement, and, as a result, recorded an additional $3 million pre-tax gain.

Summary Financial Information

        In accordance with Accounting Standards Codification ("ASC") 205-20, Discontinued Operations, the results of the IPVF operations and the gain on sale of the business are classified as discontinued operations. The presentation of discontinued operations includes revenues and expenses of the discontinued operations and gain on the sale of business, net of tax, as one line item on the Consolidated Statements of Operations and Comprehensive Income (Loss). The following table

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—DISCONTINUED OPERATIONS (Continued)

provides additional detail related to the results of operations of the discontinued operations (amounts in millions):

	Three Months Ended
	May 5, 2013	April 29, 2012
Net sales	$—	$127
Gain on sale of discontinued operations	—	9
Income (loss) before provision for income taxes	—	16
Provision for income taxes	—	—

Income (loss) from discontinued operations, net of tax	$—	$16

NOTE 3—RELATED PARTIES

        On August 30, 2007, investment funds associated with Clayton, Dubilier & Rice, Inc., The Carlyle Group and Bain Capital Partners, LLC (collectively the "Equity Sponsors") formed HD Supply Holdings, Inc. (previously named HD Supply Investment Holding, Inc.) and entered into a stock purchase agreement with The Home Depot, Inc. ("Home Depot" or "THD") pursuant to which Home Depot agreed to sell to HD Supply, or to a wholly-owned subsidiary of HD Supply, certain intellectual property and all the outstanding common stock of HD Supply, Inc. and the Canadian subsidiary CND Holdings, Inc. On August 30, 2007, through a series of transactions, HD Supply's direct wholly-owned subsidiary, HDS Holding Corporation, acquired direct control of HD Supply, Inc. through the merger of its wholly-owned subsidiary, HDS Acquisition Corp., with and into HD Supply, Inc. and CND Holdings, Inc. Through these transactions (the "Transactions"), Home Depot was paid cash of $8.2 billion and 12.5% of HD Supply's common stock valued at $325 million.

Home Depot

        Sales—HD Supply derived revenue from the sale of products to Home Depot of $65 million and $69 million in the three months ended May 5, 2013 and April 29, 2012, respectively. Accounts receivable from Home Depot were approximately $28 million at May 5, 2013 and $44 million at February 3, 2013, and are included within Receivables in the accompanying Consolidated Balance Sheets.

        Strategic Agreement—On the date of the Transactions, Home Depot entered into a strategic purchase agreement with Crown Bolt, HD Supply's distribution services line of business. As subsequently amended on February 4, 2013, Home Depot agreed to purchase certain products exclusively from Crown Bolt through January 31, 2020.

Equity Sponsors

        Sponsor Management Fee—In conjunction with the closing of the Transactions, the Company entered into a management agreement whereby the Company pays the Equity Sponsors a $5 million annual aggregate management fee ("Sponsor Management Fee") and related expenses through August 2017. The three months ended May 5, 2013 and April 29, 2012 each include $1 million in Sponsor

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—RELATED PARTIES (Continued)

Management Fees and related expenses. These charges are included in Selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

        Debt—Management of the Company has been informed that, as of May 5, 2013, affiliates of certain of the Equity Sponsors beneficially owned approximately $33 million aggregate principal amount of the Company's outstanding indebtedness. On February 8, 2013, the Company redeemed its outstanding 13.5% Senior Subordinated Notes due 2015 ("2007 Senior Subordinated Notes") at a redemption price equal to 103.375% of the principal amount thereof and paid accrued and unpaid interest thereon through the redemption date. Affiliates of certain of the Equity Sponsors owned approximately $348 million aggregate principal amount, or 39%, of the 2007 Senior Subordinated Notes that were redeemed and had such notes redeemed.

NOTE 4—DEBT

        Long-term debt as of May 5, 2013 and February 3, 2013 consisted of the following (dollars in millions):

	May 5, 2013		February 3, 2013
	Outstanding Principal	Interest Rate %(1)	Outstanding Principal	Interest Rate %(1)
Term Loans due 2017, net of unamortized discount of $22 million and $26 million as of May 5, 2013 and February 3, 2013, respectively	$970	4.50	$969	7.25
Senior ABL Facility due 2017	490	1.95	300	1.96
First Priority Notes due 2019, including unamortized premium of $20 million and $21 million as of May 5, 2013 and February 3, 2013, respectively	1,270	8.125	1,271	8.125
Second Priority Notes due 2020	675	11.00	675	11.00
October 2012 Senior Notes due 2020	1,000	11.50	1,000	11.50
February 2013 Senior Unsecured Notes due 2020	1,275	7.50	1,275	7.50
January 2013 Senior Subordinated Notes due 2021	950	10.50	950	10.50
2007 Senior Subordinated Notes due 2015	—	—	889	13.50

Total long-term debt	$6,630		$7,329
Less current installments	(10)		(899)

Long-term debt, excluding current installments	$6,620		$6,430

(1)
Represents the stated rate of interest, without including the effect of discounts or premiums.

        On February 15, 2013, HD Supply, Inc. ("HDS"), a wholly-owned subsidiary of HD Supply, amended its Term Loan Facility (as defined below) to lower the borrowing margin by 275 basis points. The Term Loans (as defined below) are subject to an interest rate equal to LIBOR (subject to a floor of 1.25%) plus a borrowing margin of 3.25% or Prime plus a borrowing margin of 2.25% at the HDS's election. The amendment also replaced the hard call provision applicable to optional prepayment of

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—DEBT (Continued)

Term Loans thereunder with a soft call option. The soft call option provides for a premium equal to 1.0% of the aggregate principal amount of Term Loans being prepaid if, on or prior to August 15, 2013, HDS enters into certain repricing transactions. In connection with the amendment, the Company paid approximately $30 million in financing fees, of which approximately $27 million will be amortized into interest expense over the remaining term of the amended facility in accordance with ASC 470-50, Debt-Modifications and Extinguishments. A portion of the amendment was considered an extinguishment, resulting in a $5 million loss on extinguishment of debt, which included approximately $2 million of fees, $2 million to write off the pro-rata portion of unamortized original issue discount, and $1 million to write off the pro-rata portion of unamortized deferred debt cost. The portion of the amendment considered a modification resulted in a charge of $1 million, which was reported as Other non-operating expense in the Consolidated Statement of Operations and Comprehensive Income (Loss).

        On February 8, 2013, HDS redeemed its remaining $889 million outstanding aggregate principal amount of 2007 Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and paid accrued and unpaid interest thereon through the redemption date. As a result, in the first quarter of fiscal 2013, the Company incurred a $34 million loss on extinguishment, which includes a $30 million premium payment to redeem the 2007 Senior Subordinated Notes and approximately $4 million to write off the unamortized deferred debt cost.

Senior Credit Facilities

        HDS's Senior Term Facility consists of a senior secured Term Loan Facility (the "Term Loan Facility," the term loans thereunder, the "Term Loans") providing for Term Loans in an aggregate principal amount of $1,000 million. The Term Loan Facility will mature on October 12, 2017 (the "Term Loan Maturity Date"). The Term Loans will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility with the balance payable on the Term Loan Maturity Date.

        HDS's Senior Asset Based Lending Facility ("Senior ABL Facility") provides for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under a borrowing base). Extensions of credit under the Senior ABL Facility will be limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments. A portion of the Senior ABL Facility is available for letters of credit and swingline loans. As of May 5, 2013, HDS has $744 million of additional available borrowings under the Senior ABL Facility (after giving effect to the borrowing base limitations and approximately $61 million in letters of credit issued and including $47 million of borrowings available on qualifying cash balances).

        The Senior ABL Facility also permits HDS to add one or more incremental term loan facilities to be included in the Senior ABL Facility or one or more revolving credit facility commitments to be included in the Senior ABL Facility. The Senior ABL Facility will mature on April 12, 2017.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—DEBT (Continued)

Secured Notes

        HDS's 8 1/8% Senior Secured First Priority Notes due 2019 (the "First Priority Notes"), bear interest at a rate of 8 1/8% per annum and will mature on April 15, 2019. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year.

        HDS's 11% Senior Secured Second Priority Notes due 2020 (the "Second Priority Notes" and, together with the First Priority Notes, the "Secured Notes") bear interest at a rate of 11% per annum and will mature on April 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year.

Unsecured Notes

        HDS's 11.5% Senior Notes due 2020 (the "October 2012 Senior Notes") bear interest at 11.5% per annum and will mature on July 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year.

        HDS's 7.5% Senior Notes due 2020 (the "February 2013 Senior Unsecured Notes" and, together with the October 2012 Senior Notes, the "Unsecured Notes") bear interest at 7.5% per annum and will mature on July 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year.

Senior Subordinated Notes

        HDS's 10.5% Senior Subordinated Notes due 2021 (the "January 2013 Senior Subordinated Notes") bear interest at 10.5% per annum and will mature on January 15, 2021. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year.

Debt covenants

        HDS's outstanding debt agreements contain various restrictive covenants including, but not limited to, limitations on additional indebtedness and dividend payments and stipulations regarding the use of proceeds from asset dispositions. HDS is in compliance with all such covenants.

First Quarter 2012 Refinancing Transactions

        On April 12, 2012, HDS consummated the following transactions (the "Refinancing Transactions") in connection with the refinancing of the senior portion of its debt structure:

  •
  the issuance of $950 million of its 8 1/8% Senior Secured First Priority Notes due 2019;

  •
  the issuance of $675 million of its 11% Senior Secured Second Priority Notes due 2020;

  •
  the issuance of approximately $757 million of April 2012 Senior Notes due 2020;

  •
  entry into a new senior term facility maturing in 2017 and providing for term loans in an aggregate principal amount of $1,000 million; and

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—DEBT (Continued)

  •
  entry into a new senior asset based lending facility maturing in 2017 and providing for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under the borrowing base).

        The proceeds of the First Priority Notes, the Second Priority Notes, the April 2012 Senior Notes, the Term Loan Facility and the Senior ABL Facility were used to (i) repay all amounts outstanding under the 2007 Senior Secured Credit Facility (Senior Secured Credit Facility dated as of August 30, 2007), (ii) repay all amounts outstanding under the 2007 ABL Credit Facility (ABL Credit Facility dated as of August 30, 2007), (iii) repurchase all remaining outstanding 2007 Senior Notes (12.0% Senior Notes dated as of August 30, 2007) and (iv) pay related fees and expenses.

        Affiliates of certain of the Equity Sponsors owned an aggregate principal amount of approximately $484 million of the 2007 Senior Notes which they exchanged in a non-cash transaction for their investment in the April 2012 Senior Notes.

        As a result of the Refinancing Transactions, the Company incurred $75 million in debt issuance costs and recorded a $220 million loss on extinguishment, which included a $150 million premium payment to redeem the 2007 Senior Notes, $46 million to write off the pro-rata portion of the unamortized deferred debt costs, and $24 million to write off the remaining unamortized asset associated with Home Depot's guarantee of HDS's payment obligations for principal and interest under the Term Loan under the 2007 Senior Secured Credit Facility that was terminated in the Refinancing Transactions.

NOTE 5—FAIR VALUE MEASUREMENTS

        The fair value measurements and disclosure principles of GAAP (ASC 820, Fair Value Measurements and Disclosures) define fair value, establish a framework for measuring fair value and provide disclosure requirements about fair value measurements. These principles define a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2—

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly;

Level 3—	Unobservable inputs in which little or no market activity exists.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

        HDS's financial instruments that are not reflected at fair value on the balance sheet were as follows as of May 5, 2013 and February 3, 2013 (amounts in millions):

	As of May 5, 2013		As of February 3, 2013
	Recorded Amount(1)	Estimated Fair Value	Recorded Amount(1)	Estimated Fair Value
Senior ABL Facility	$490	$478	$300	$292
Term Loans and Notes	6,143	6,832	7,034	7,573

Total	$6,633	$7,310	$7,334	$7,865

(1)
These amounts do not include accrued interest; accrued interest is classified as Other current liabilities and Other liabilities in the accompanying Consolidated Balance Sheets. These amounts do not include any related discounts and premiums.

        The Company utilized Level 2 inputs, as defined in the fair value hierarchy, to measure the fair value of the long-term debt. Management's fair value estimates were based on recent similar credit facilities initiated by companies with like credit quality in similar industries, quoted prices for similar instruments, and inquiries with certain investment communities.

NOTE 6—INCOME TAXES

        As of May 5, 2013, the Company's combined federal, state and foreign effective tax rate for continuing operations for fiscal 2013 is a 48.4% provision, reflecting the impact of increasing the U.S. valuation allowance, increasing the deferred tax liability for U.S. goodwill amortization for tax purposes, and the accrual of income taxes for foreign and certain state jurisdictions. The Company's effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where it operates, restructuring and other charges, as well as discrete events, such as acquisitions and settlements of audits. The Company is subject to audits and examinations of its tax returns by tax authorities in various jurisdictions, including the Internal Revenue Service. Management regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of provisions for income taxes.

        With regard to the increase in the valuation allowance and the impact the valuation allowance had on income tax expense, the valuation allowance was directly impacted by the increasing of the deferred tax liability for U.S. goodwill amortization for tax purposes. The deferred tax liability related to the Company's U.S. tax deductible goodwill is considered a liability related to an asset with an indefinite life. Therefore, the deferred tax liability does not amortize and is not available as a source of taxable income to support the realization of deferred tax assets created by other deductible temporary timing differences. The Company does not believe it is "more likely than not" it will realize its U.S. deferred tax assets equal to the deferred liability created by tax deductible goodwill and therefore, the Company was required to record an additional tax expense to increase its deferred tax asset valuation allowance. During the three months ended May 5, 2013, the impact of the tax amortization of the indefinite lived intangibles increased income tax expense by $37 million.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6—INCOME TAXES (Continued)

        At each of February 3, 2013 and May 5, 2013, the Company's unrecognized tax benefits in accordance with the income taxes principles of GAAP (ASC 740, Income Taxes) were $193 million. During the three months ended May 5, 2013, the gross accrual for interest related to unrecognized tax benefits increased $2 million as a result of interest accruals on tax positions in a prior period. The Company's ending net accrual for interest related to unrecognized tax benefits as of February 3, 2013 was $22 million and increased to $23 million as of May 5, 2013.

        During fiscal year 2010, the Company determined that it did not meet the "more likely than not" standard that substantially all of its net U.S. deferred tax assets would be realized and therefore, the Company established a valuation allowance for its net U.S. deferred tax assets. With regard to the U.S., the Company continues to believe that a full valuation allowance is needed against the majority of its net deferred tax assets. As of May 5, 2013, the Company's U.S. valuation allowance was $997 million and the Company expects to continue to add to its gross deferred tax assets for anticipated net operating losses.

        As a result of the Company's redemption of the remaining $889 million outstanding aggregate principal amount of 2007 Senior Subordinated Notes on February 8, 2013, the Company received deferred interest deductions on the 2007 Senior Subordinated Notes (representing a net deferred tax asset of $131 million at February 3, 2013). The interest deductions are currently deductible on the Company's fiscal 2013 Federal income tax return and applicable state returns. The deductions will not have an impact on the Company's fiscal 2013 total tax expense but increase the Company's overall net operating loss carryforward.

        See Note 8, Commitments and Contingencies, for discussion of the Internal Revenue Service audit of the Company's U.S. federal income tax returns.

NOTE 7—SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION

Receivables

        Receivables as of May 5, 2013 and February 3, 2013 consisted of the following (amounts in millions):

	May 5, 2013	February 3, 2013
Trade receivables, net of allowance for doubtful accounts	$1,016	$926
Vendor rebate receivables	56	66
Other receivables	17	16

Total receivables, net	$1,089	$1,008

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION (Continued)

Other Current Liabilities

        Other current liabilities as of May 5, 2013 and February 3, 2013 consisted of the following (amounts in millions):

	May 5, 2013	February 3, 2013
Accrued interest	$26	$147
Accrued non-income taxes	40	34
Other	104	110

Total other current liabilities	$170	$291

Supplemental Cash Flow Information

        Cash paid for interest in the three months ended May 5, 2013 and April 29, 2012 was $260 million and $329 million, respectively. Additionally, during first quarter 2013, the Company paid $364 million of original issue discounts and paid-in-kind ("PIK") interest related to the extinguishments of $889 million of 2007 Senior Subordinated Notes and a portion of the Term Loans.

        Cash paid or received for income taxes, net of refunds, in the three months ended May 5, 2013 and April 29, 2012 was approximately $2 million and less than $1 million, respectively.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Internal Revenue Service

        HD Supply carried back tax net operating losses ("NOL") from its tax years ended on February 3, 2008 and February 1, 2009 to tax years during which it was a member of Home Depot's U.S. federal consolidated tax group. As a result of those NOL carrybacks, Home Depot received cash refunds from the IRS in the amount of approximately $354 million. Under an agreement (the "Agreement") between the Company and Home Depot, Home Depot paid HD Supply the refund proceeds resulting from the NOL carrybacks.

        In connection with an audit of the Company's U.S. federal income tax returns filed for the tax years ended on February 3, 2008 and February 1, 2009, the IRS has disallowed certain deductions claimed by the Company. In May 2012, the IRS issued a formal Revenue Agent's Report ("RAR") challenging approximately $299 million (excluding interest) of the cash refunds resulting from HD Supply's NOL carrybacks. In January 2013, the IRS issued a revised RAR reducing the challenge to approximately $131 million (excluding interest) of cash refunds from HD Supply's carrybacks. The issuance of the January 2013 revised RAR formally revoked the original May 2012 RAR and reduced the amount of cash refunds the IRS is currently challenging by $168 million. As of May 5, 2013, the Company estimates the interest to which the IRS would be entitled, if successful in all claims, to be approximately $16 million. If the IRS is ultimately successful with respect to the proposed adjustments, pursuant to the terms of the Agreement, the Company would be required to reimburse Home Depot an amount equal to the disallowed refunds plus related interest. If the IRS is successful in defending its positions with respect to the disallowed deductions, certain of those disallowed deductions may be

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8—COMMITMENTS AND CONTINGENCIES (Continued)

available to the Company in the form of increases in its deferred tax assets by approximately $63 million before any valuation allowance.

        The Company believes that its positions with respect to the deductions and the corresponding NOL carrybacks are supported by, and consistent with, applicable tax law. In collaboration with Home Depot, HD Supply has challenged the proposed adjustments by filing a formal protest with the Office of Appeals Division within the IRS. During the administrative appeal period and as allowed under statute, the Company intends to vigorously defend its positions rather than pay any amount related to the proposed adjustments. In the event of an unfavorable outcome at the Office of Appeals, the Company will strongly consider litigating the matter in U.S. Tax Court. The unpaid assessment would continue to accrue interest at the statutory rate until resolved. If the Company is ultimately required to pay a significant amount related to the proposed adjustments to Home Depot pursuant to the terms of the Agreement (or to the IRS), the Company's cash flows, future results of operations and financial positions could be affected in a significant and adverse manner.

        See Note 6, Income Taxes, for further disclosures on the Company's income taxes.

Legal Matters

        HD Supply is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable in accordance with ASC 450, Contingencies. In the opinion of management, based on current knowledge, all reasonably estimable and probable matters are believed to be adequately reserved for or covered by insurance. For all such other matters, management believes the possibility of losses from such matters are remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

        The Company has been informed that the Office of the United States Attorney for the Northern District of New York is conducting an investigation related to the activities of certain disadvantaged business enterprises. In May 2011, in connection with that investigation, the government executed a search of an entity from which Waterworks purchased assets shortly before the search was executed. On June 20, 2012, in connection with that same investigation, the government executed search warrants at two Waterworks branches. The Company was updated by the government on its investigation in March 2013 and continues to cooperate with the investigation. While the Company cannot predict the outcome, it believes a potential loss on this matter is reasonably possible but due to the current state of the investigation it is not able to estimate a range of potential loss.

NOTE 9—SEGMENT INFORMATION

        HD Supply's operating segments are based on management structure and internal reporting. Each segment offers different products and services to the end customer, except for Corporate and Other, which provides general corporate overhead support and HD Supply Canada (included in Corporate and Other), which is organized based on geographic location. The Company determines the reportable segments in accordance with the principles of segment reporting within ASC 280, Segment Reporting. For purposes of evaluation under these segment reporting principles, the Chief Operating Decision

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—SEGMENT INFORMATION (Continued)

Maker for HD Supply assesses HD Supply's ongoing performance, based on the periodic review and evaluation of Net sales, Adjusted EBITDA, and certain other measures for each of the operating segments.

        HDS has four reportable segments, each of which is presented below:

  •
  Facilities Maintenance—Facilities Maintenance distributes maintenance, repair and operations ("MRO") products, provides value-add services and fabricates custom products to multifamily, hospitality, healthcare and institutional facilities.

  •
  Waterworks—Waterworks distributes complete lines of water and wastewater transmission products, serving contractors and municipalities in the water and wastewater industries for non-residential and residential uses.

  •
  Power Solutions—Power Solutions distributes electrical transmission and distribution products, power plant MRO supplies and smart-grid products, and arranges materials management and procurement outsourcing for the power generation and distribution industries.

  •
  White Cap—White Cap distributes specialized hardware, tools, engineered materials and safety products to non-residential and residential contractors.

        In addition to the reportable segments, the Company's consolidated financial results include "Corporate & Other." Corporate & Other is comprised of the following operating segments: Crown Bolt, Creative Touch Interiors ("CTI"), Repair & Remodel and HD Supply Canada. Crown Bolt is a retail distribution operator providing program and packaging solutions, sourcing, distribution, and in-store service, fasteners, builders' hardware, rope and chain and plumbing accessories, primarily serving Home Depot and other hardware stores. CTI offers turnkey supply and installation services for multiple interior finish options, including flooring, cabinets, countertops, and window coverings, along with comprehensive design center services for residential, commercial and senior living projects. Repair & Remodel offers light remodeling and construction supplies, kitchen and bath cabinets, windows, plumbing materials, electrical equipment and other products, primarily to small remodeling contractors and trade professionals. HD Supply Canada is an industrial distributor that primarily focuses on servicing fasteners/industrial supplies and specialty lighting markets which operates across nine provinces. Corporate & Other also includes costs related to our centralized support functions, which are comprised of finance, information technology, human resources, legal, supply chain and other support services, and removes inter-segment transactions.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—SEGMENT INFORMATION (Continued)

        The following tables present Net sales, Adjusted EBITDA, and other measures for each of the reportable segments, Corporate & Other and total continuing operations for the periods indicated (amounts in millions):

	Facilities Maintenance	Waterworks	Power Solutions	White Cap	Corporate & Other	Total Continuing Operations
Three Months Ended May 5, 2013
Net Sales	$561	$523	$462	$310	$212	$2,068
Adjusted EBITDA	100	38	18	14	(6)	164
Depreciation(1) & Software Amortization	11	2	1	4	8	26
Other Intangible Amortization	20	1	5	5	3	34
Three Months Ended April 29, 2012
Net Sales	$497	$461	$415	$266	$197	$1,836
Adjusted EBITDA	85	28	14	8	(2)	133
Depreciation(1) & Software Amortization	9	2	1	3	8	23
Other Intangible Amortization	19	24	5	5	7	60

(1)
Depreciation includes amounts recorded within Cost of sales in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Reconciliation to Consolidated Financial Statements

	Three Months Ended
	May 5, 2013	April 29, 2012
Total Adjusted EBITDA	$164	$133
Depreciation and amortization	60	83
Stock-based compensation	3	5
Management fees and expenses	1	1
Other	—	1

Operating Income (Loss)	100	43
Interest expense	147	166
Loss on extinguishment of debt	40	220
Other (income) expense, net	1	—

Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes	(88)	(343)
Provision (benefit) for income taxes	43	33

Income (Loss) from Continuing Operations	$(131)	$(376)

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—LOSS PER COMMON SHARE

        Basic loss per common share is computed by dividing the net loss by the weighted-average common shares outstanding during the respective periods. Diluted loss per common share equals basic loss per common share for the periods presented, as the effect of stock options are anti-dilutive because the Company incurred net losses.

        The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock for the three months ended May 5, 2013 and April 29, 2012 (in millions, except per share and share data):

	Three Months Ended
	May 5, 2013	April 29, 2012
Loss from continuing operations	$(131)	$(376)
Income (loss) from discontinued operations, net of tax	—	16

Net income (loss)	$(131)	$(360)

Weighted average common shares outstanding, basic and diluted (in thousands)	130,579	130,555
Basic and diluted earnings (loss) per share(1):
Loss from continuing operations	$(1.00)	$(2.88)
Income (loss) from discontinued operations, net of tax	—	.12

Net income (loss)	$(1.00)	$(2.76)

(1)
May not foot due to rounding.

        The following table provides the securities that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive (in thousands):

	Three Months Ended
	May 5, 2013	April 29, 2012
Options	14,718	13,975

NOTE 11—RECENT ACCOUNTING PRONOUNCEMENTS

        Comprehensive income: Reclassifications—In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, ""Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"), issued in December 2011. The amendments in ASU 2013-02 require an entity to provide additional information about significant reclassifications out of accumulated

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

other comprehensive income by the respective line items of net income. The Company adopted the provisions of ASU 2013-02 on February 4, 2013. The adoption of ASU 2013-02 did not have an impact on the Company's financial position or results of operations.

        Release of Cumulative Translation Adjustment—In March 2013, the FASB issued ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" ("ASU 2013-05"), which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 will not have a material impact on the Company's financial position or results of operations.

NOTE 12—SUBSEQUENT EVENTS

        On June 12, 2013, the Company filed an amendment to its amended and restated certificate of incorporation effecting a 1-for-2 reverse stock split of the Company's common stock. The consolidated financial statements give retroactive effect to the reverse stock split.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HD Supply Holdings, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of HD Supply Holdings, Inc. and its subsidiaries at February 3, 2013 and January 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules appearing under Item 16 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
April 11, 2013, except for the effects of the 1 for 2 reverse stock split described in Note 16, as to which the date is June 12, 2013

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

Amounts in millions, except share and per share data

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Net Sales	$8,035	$7,028	$6,449
Cost of sales	5,715	5,014	4,608

Gross Profit	2,320	2,014	1,841
Operating expenses:
Selling, general and administrative	1,661	1,532	1,455
Depreciation and amortization	336	327	341
Restructuring	—	—	8
Goodwill and other intangible asset impairment	152	—	—

Total operating expenses	2,149	1,859	1,804

Operating Income (Loss)	171	155	37
Interest expense	658	639	623
Loss on extinguishment of debt	709	—	2
Other (income) expense, net	—	—	(3)

Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes	(1,196)	(484)	(585)
Provision (benefit) for income taxes	3	79	28

Income (Loss) from Continuing Operations	(1,199)	(563)	(613)
Income (loss) from discontinued operations, net of tax	20	20	(6)

Net Income (Loss)	$(1,179)	$(543)	$(619)

Other comprehensive income (loss):
Foreign currency translation adjustment	—	(1)	9
Unrealized gains on derivatives	—	—	1

Total Comprehensive Income (Loss)	$(1,179)	$(544)	$(609)
Weighted Average Common Shares Outstanding
Basic and Diluted (in thousands)	130,561	130,557	130,522
Basic and Diluted Earnings Per Share:
Income (loss) from Continuing Operations	$(9.18)	$(4.31)	$(4.70)
Income (loss) from Discontinued Operations	$0.15	$0.15	$(0.05)
Net income (loss)	$(9.03)	$(4.16)	$(4.74)

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

Amounts in millions, except share data

	February 3, 2013	January 29, 2012
ASSETS
Current assets:
Cash and cash equivalents	$141	$111
Cash equivalents restricted for debt redemption	936	—
Receivables, less allowance for doubtful accounts of $23 and $32	1,008	1,002
Inventories	987	1,108
Deferred tax assets	42	58
Other current assets	49	47

Total current assets	3,163	2,326

Property and equipment, net	395	398
Goodwill	3,138	3,151
Intangible assets, net	473	735
Other assets	165	128

Total assets	$7,334	$6,738

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$693	$714
Accrued compensation and benefits	160	140
Current installments of long-term debt	899	82
Other current liabilities	291	378

Total current liabilities	2,043	1,314

Long-term debt, excluding current installments	6,430	5,380
Deferred tax liabilities	104	111
Other liabilities	348	361

Total liabilities	8,925	7,166

Stockholders' equity (deficit):
Common stock, par value $0.01; 1 billion shares authorized; 131 million shares issued and outstanding at each of February 3, 2013 and January 29, 2012	1	1
Paid-in capital	2,695	2,679
Accumulated deficit	(4,285)	(3,106)
Accumulated other comprehensive loss	(2)	(2)

Total stockholders' equity (deficit)	(1,591)	(428)

Total liabilities and stockholders' equity (deficit)	$7,334	$6,738

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Dollars in millions, shares in thousands

	Shares		Amounts
	Common Stock	Treasury	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 31, 2010	130,486	—	$1	$2,642	$(1,944)	$(11)	$688

Net loss					(619)		(619)
Other comprehensive income (loss):
Foreign currency translation adjustment						9	9
Unrealized gains on derivatives, net of tax of $(1)						1	1
Sale of common stock	74		—	1			1
Repurchase of common stock		(3)	—	—			—
Stock-based compensation				17			17
Other				(1)			(1)

Balance at January 30, 2011	130,560	(3)	$1	$2,659	$(2,563)	$(1)	$96

Net loss					(543)		(543)
Other comprehensive income (loss):
Foreign currency translation adjustment						(1)	(1)
Stock-based compensation				20			20

Balance at January 29, 2012	130,560	(3)	$1	$2,679	$(3,106)	$(2)	$(428)

Net loss					(1,179)		(1,179)
Other comprehensive income (loss):
Foreign currency translation adjustment						—	—
Sale of common stock	24		—	—			—
Repurchase of common stock		(3)	—	—			—
Stock-based compensation				16			16

Balance at February 3, 2013	130,584	(6)	$1	$2,695	$(4,285)	$(2)	$(1,591)

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in millions

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,179)	$(543)	$(619)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	342	350	369
Provision for uncollectibles	4	13	12
Non-cash interest expense	123	183	259
Payment of interest and discounts upon extinguishment of PIK notes	(502)	—	—
Loss on extinguishment of debt	709	—	2
Stock-based compensation expense	16	20	17
Deferred income taxes	(2)	76	20
Goodwill & other intangible asset impairment	152	—	—
Gain on sale of businesses	(12)	(9)	—
Other	(1)	6	(3)
Changes in assets and liabilities, net of the effects of acquisitions & dispositions:
(Increase) decrease in receivables	(102)	(170)	(61)
(Increase) decrease in inventories	(177)	(149)	2
(Increase) decrease in other current assets	(11)	(3)	231
(Increase) decrease in other assets	1	—	1
Increase (decrease) in accounts payable and accrued liabilities	(46)	58	312
Increase (decrease) in other long-term liabilities	4	3	9

Net cash provided by (used in) operating activities	(681)	(165)	551

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(115)	(115)	(49)
Proceeds from sales of property and equipment	17	4	4
Payments for businesses acquired, net of cash acquired	(248)	(21)	—
Proceeds from sales of businesses	481	128	—
Purchase of investments	(1,921)	(23)	—
Proceeds from sale of investments	985	21	—
Other investing activities	1	—	—

Net cash provided by (used in) investing activities	(800)	(6)	(45)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	—	—	1
Borrowings of long-term debt	6,365	—	—
Repayments of long-term debt	(5,024)	(10)	(40)
Borrowings on long-term revolver debt	1,301	1,053	178
Repayments on long-term revolver debt	(1,001)	(1,053)	(860)
Debt issuance and modification fees	(132)	—	(34)
Other financing activities	2	—	—

Net cash provided by (used in) financing activities	1,511	(10)	(755)

Effect of exchange rates on cash and cash equivalents	—	—	2

Increase (decrease) in cash and cash equivalents	30	(181)	(247)
Cash and cash equivalents at beginning of period	111	292	539

Cash and cash equivalents at end of period	$141	$111	$292

The accompanying notes are an integral part of these consolidated financial statements.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        HD Supply Holdings, Inc. (the "Company" or "HD Supply") is one of the largest industrial distribution companies in North America. With a diverse portfolio of industry-leading businesses, the Company provides a broad range of products and services to more than 500,000 professional customers in the infrastructure and energy, maintenance, repair and improvement, and specialty construction markets.

        The Company provides an expansive offering of approximately one million stock-keeping units ("SKUs") of quality, name-brand and propriety-brand products at competitive prices. Through approximately 635 locations across 46 states and 9 Canadian provinces, HD Supply provides localized, customer-driven services including jobsite delivery, will call or direct-ship options, diversified logistics and innovative solutions that contribute to its customers' success.

        HD Supply is managed primarily on a product line basis and reports results of operations in four reportable segments. The reportable segments are Facilities Maintenance, Waterworks, Power Solutions, and White Cap. Other operating segments include Crown Bolt, Repair & Remodel, Creative Touch Interiors ("CTI"), and HD Supply Canada. In addition, the consolidated financial statements include Corporate, which includes enterprise-wide functional departments.

Principles of Consolidation

        The consolidated financial statements present the results of operations, financial position and cash flows of HD Supply and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated. Results of operations of businesses acquired are included from their respective dates of acquisition. The results of operations of all discontinued operations have been separately reported as discontinued operations for all periods presented. Certain amounts in prior-period financial statements have been reclassified to conform to the current period's presentation.

Fiscal Year

        HD Supply's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal year ended February 3, 2013 ("fiscal 2012") includes 53 weeks. Fiscal years ended January 29, 2012 ("fiscal 2011") and January 30, 2011 ("fiscal 2010") both include 52 weeks.

Estimates

        Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from these estimates.

Cash and Cash Equivalents

        HD Supply considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts

        Accounts receivable are evaluated for collectability based on numerous factors, including past transaction history with customers, their credit worthiness, and an assessment of lien and bond rights. An allowance for doubtful accounts is estimated as a percentage of aged receivables. This estimate is periodically adjusted when management becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in historical collection patterns.

Inventories

        Inventories consist primarily of finished goods and are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving or weighted average cost method. Inventory value is evaluated at each balance sheet date to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of historical physical inventory results, a review of excess and obsolete inventories based on inventory aging, and anticipated future demand. Periodically, perpetual inventory records are adjusted to reflect declines in net realizable value below inventory carrying cost.

Consideration Received From Vendors

        HD Supply enters into agreements with many of its vendors providing for inventory purchase rebates ("vendor rebates") upon achievement of specified volume purchasing levels. Vendor rebates are accrued as part of cost of sales for products sold based on progress towards earning the vendor rebates, taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at each period end for vendor rebates recognized on products not yet sold. At February 3, 2013 and January 29, 2012, vendor rebates due to HD Supply were $66 million and $71 million, respectively. These receivables are included in Receivables in the accompanying Consolidated Balance Sheets.

Property and Equipment

        Property and equipment are recorded at cost and depreciated using the straight-line method based on the following estimated useful lives of the assets:

Buildings and improvements	5 - 45 years
Transportation equipment	5 - 7 years
Furniture, fixtures and equipment	2 - 10 years

Capitalized Software Costs

        HD Supply capitalizes certain software costs, which are being amortized on a straight-line basis over the estimated useful lives of the software, ranging from three to six years. At February 3, 2013 and January 29, 2012, capitalized software costs totaled $82 million and $71 million, respectively, net of accumulated amortization of $126 million and $114 million, respectively. Amortization of capitalized software costs totaled $30 million, $28 million, and $31 million, in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

        Goodwill represents the excess of purchase price over fair value of net assets acquired. HD Supply does not amortize goodwill, but does assess the recoverability of goodwill in the third quarter of each fiscal year or whenever events or circumstances indicate that it is "more likely than not" that the fair value of a reporting unit has dropped below its carrying value. For the fiscal 2012, fiscal 2011 and fiscal 2010 annual impairment tests, the fair values of HD Supply's identified reporting units were estimated using a discounted cash flow ("DCF") analysis and a market comparable method, with each method being equally weighted in the calculation. During fiscal 2012, the Company recorded a $150 million goodwill impairment charge. There were no goodwill impairment charges recorded in fiscal 2011 and fiscal 2010. See Note 5, Goodwill and Intangible Assets, for a complete description of the Company's goodwill.

Impairment of Long-Lived Assets

        Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, undiscounted future cash flows over the remaining life of the asset are projected. If these projected cash flows are less than the carrying amount, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. Judgments regarding the existence of impairment indicators are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows.

Self-Insurance

        HD Supply has a high deductible insurance program for most losses related to general liability, product liability, environmental liability, automobile liability, workers' compensation, and is self-insured for medical claims and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. At February 3, 2013 and January 29, 2012, reserves totaled approximately $94 million and $101 million, respectively.

Fair Value of Financial Instruments

        The carrying amounts of restricted and unrestricted cash and cash equivalents, accounts receivable and accounts payable, accrued compensation and benefits and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The Company's long-term financial assets and liabilities are recorded at historical costs. See Note 7, Fair Value Measurements, for information on the fair value of long-term financial instruments.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

        HD Supply recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured.

        HD Supply ships products to customers predominantly by internal fleet and to a lesser extent by third-party carriers. Revenues, net of sales tax and allowances for returns and discounts, are recognized from product sales when title to the products is passed to the customer, which generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers. Revenues related to services are recognized in the period the services are performed and totaled $134 million, $115 million, and $98 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Shipping and Handling Fees and Costs

        HD Supply includes shipping and handling fees billed to customers in Net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through Cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in Selling, general and administrative expenses and totaled $116 million, $96 million, and $91 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Concentration of Credit Risk

        The majority of HD Supply's sales are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of industries and the areas where they operate. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising HD Supply's customer base. HD Supply performs ongoing credit evaluations of its customers.

Leases

        Leases are reviewed for capital or operating classification at their inception under the guidance of Accounting Standard Codification ("ASC") 840, Leases. The Company uses its incremental borrowing rate in the assessment of lease classification and assumes the initial lease term includes renewal options that are reasonably assured. HD Supply conducts operations primarily under operating leases. For leases classified as operating leases, the Company records rent expense on a straight-line basis, over the lease term beginning with the date the Company has access to the property which in some cases is prior to commencement of lease payments. Accordingly, the amount of rental expense recognized in excess of lease payments is recorded as a deferred rent liability and is amortized to rental expense over the remaining term of the lease. Capital leases currently in effect are not material.

Advertising

        Advertising costs are charged to expense as incurred except for the costs of producing and distributing certain direct response sales catalogs, which are capitalized and charged to expense over the life of the related catalog. Advertising expenses were approximately $34 million, $24 million, and

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

$21 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Capitalized advertising costs related to direct response advertising were not material.

Income Taxes

        The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

        The Company consists of corporations, limited liability companies and partnerships. All income tax expense (benefit) of the Company is recorded in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) with the offset recorded through the Company's current tax accounts, deferred tax accounts, or stockholder's equity account as appropriate.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes Net income (loss) adjusted for certain revenues, expenses, gains and losses that are excluded from net income under U.S. GAAP. Adjustments to net income are for foreign currency translation adjustments and unrealized gains or losses on derivatives, to the extent they are accounted for as an effective hedge under ASC 815, Derivatives and Hedging.

Foreign Currency Translation

        Assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar, primarily Canadian dollars, are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at a monthly average exchange rate and equity transactions are translated using either the actual exchange rate on the day of the transaction or a monthly average exchange rate.

Derivative Financial Instruments

        When the Company enters into derivative financial instruments, it is for hedging purposes. In hedging the exposure to variable cash flows on forecasted transactions, deferral accounting is applied when the derivative reduces the risk of the underlying hedged item effectively as a result of high inverse correlation with the value of the underlying exposure. If a derivative instrument either initially fails or later ceases to meet the criteria for deferral accounting, any subsequent gains or losses are recognized currently in income. Cash flows resulting from derivative financial instruments are classified in the same category as the cash flows from the items being hedged.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

        HD Supply established an Incentive Stock Plan (the "HDS Plan") for its associates. The HDS Plan provides for the award of non-qualified stock options and deferred share units of the common stock of HD Supply. The maximum number of shares of common stock that may be issued under the HDS Plan may not exceed 27.8 million, of which a maximum of 15.5 million shares may be issued in respect of options granted under the HDS Plan. HD Supply will issue new shares of common stock to satisfy options exercised. The HDS Plan is accounted for under ASC 718, Compensation—Stock Compensation, which requires the recognition of stock-based compensation costs in the financial statements.

Recent Accounting Pronouncements

        Fair value measurement—In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). The amendments in this ASU are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The Company adopted the provisions of ASU 2011-04 on January 30, 2012. The adoption did not have an impact on the Company's financial position or results of operations.

        Comprehensive income: Presentation—In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The Company adopted the provisions of ASU 2011-05 on January 30, 2012. The adoption of ASU 2011-05 did not have an impact on the Company's financial position or results of operations.

        Comprehensive income: Reclassifications—In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"), issued in December 2011. The amendments in ASU 2013-02 would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income by the respective line items of net income. For public entities, the

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 will not have an impact on the Company's financial position or results of operations.

        Goodwill impairment testing—In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted the provisions of ASU 2011-08 on January 30, 2012. The adoption of ASU 2011-08 did not have an impact on the Company's financial position or results of operations.

        Release of Cumulative Translation Adjustment—In March 2013, the FASB issued ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" ("ASU 2013-05"), which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part of all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 will not have a material impact on the Company's financial position or results of operations.

NOTE 2—ACQUISITIONS

        HD Supply enters into strategic acquisitions to expand into new markets, new platforms, and new geographies in an effort to better service existing customers and attract new ones. In accordance with the acquisition method of accounting under ASC 805, Business Combinations, the results of the acquisitions completed by HD Supply are reflected in the Company's consolidated financial statements from the date of acquisition forward.

        On December 3, 2012, the Company purchased substantially all of the assets of Water Products of Oklahoma, Inc., Arkansas Water Products, LLC, and Municipal Water Works Supply, LP (collectively "Water Products") for approximately $52 million. These businesses distribute water, sewer, gas and related products, such as pipes, valves, fittings, hydrants, pumps and meters, and offer maintenance products and repair services primarily to municipalities and contractors. The businesses are operated as part of the Waterworks segment.

        On June 29, 2012, the Company purchased Peachtree Business Products LLC ("Peachtree") for approximately $196 million. Headquartered in Marietta, Georgia, Peachtree specializes in customizable business and property marketing supplies, serving residential and commercial property managers, medical facilities, schools and universities, churches and funeral homes. Peachtree is operated as part of the Facilities Maintenance segment.

        In accordance with ASC 805, Business Combinations, the Company recorded the following assets and liabilities at fair value on the date of the Peachtree acquisition: $129 million in goodwill, $53 million in definite-lived intangible assets, $12 million in property & equipment, $8 million in net

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—ACQUISITIONS (Continued)

working capital assets and liabilities, and $6 million in deferred tax liabilities. The total amount of goodwill expected to be deductible for tax purposes is $47 million. The definite-lived intangible assets are primarily $50 million in customer relationships that will be amortized over a weighted-average period of 10.9 years.

        On May 2, 2011, the Company purchased substantially all of the assets of Rexford Albany Municipal Supply Company, Inc. ("RAMSCO") for approximately $21 million. RAMSCO specializes in distributing water, sanitary and storm sewer materials primarily to municipalities and contractors through four locations in upstate New York. These locations are operated as part of the Waterworks segment.

NOTE 3—DISCONTINUED OPERATIONS

        On March 26, 2012, the Company sold all of the issued and outstanding equity interests in its Industrial Pipes, Valves and Fittings ("IPVF") business to Shale-Inland Holdings, LLC. The Company received cash proceeds of approximately $477 million, net of $5 million of transaction costs. As a result of the sale, the Company recorded a $12 million pre-tax gain in fiscal 2012.

        On September 9, 2011, the Company sold all of the issued and outstanding equity interests in its Plumbing/HVAC business to Hajoca Corporation. The Company received cash proceeds of approximately $116 million, net of $8 million remaining in escrow and $4 million of transaction costs. As a result of the sale, the Company recorded a $7 million pre-tax gain in fiscal 2011. During the fiscal 2012, the Company paid an additional $1 million in transaction costs and received $4 million from escrow.

        On February 28, 2011, HD Supply Canada sold substantially all of the assets of SESCO/QUESCO, an electrical products division of HD Supply Canada, to Sonepar Canada, and received proceeds of approximately $11 million, less $1 million remaining in escrow. As a result of the sale, the Company recorded a $2 million pre-tax gain in fiscal 2011. During fiscal 2012, the Company received $1 million from escrow.

Summary Financial Information

        In accordance with ASC 205-20, Discontinued Operations, the results of the IPVF, Plumbing/HVAC and SESCO/QUESCO operations and the gains on sales of the businesses are classified as discontinued operations. The presentation of discontinued operations includes revenues and expenses of the discontinued operations and gain on the sale of businesses, net of tax, as one line item on the Consolidated Statements of Operations and Comprehensive Income (Loss). All Consolidated Statements of Operations and Comprehensive Income (Loss) presented have been revised to reflect

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DISCONTINUED OPERATIONS (Continued)

this presentation. The following tables provide additional detail related to the results of operations of the discontinued operations (amounts in millions):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$127	$969	$1,028
Gain on sales of discontinued operations	12	9	—
Income (loss) before provision for income taxes	20	20	(6)
Provision for income taxes	—	—	—

Income (loss) from discontinued operations, net of tax	$20	$20	$(6)

NOTE 4—RELATED PARTIES

        On August 30, 2007, investment funds associated with Clayton, Dubilier & Rice, Inc., The Carlyle Group and Bain Capital Partners, LLC (collectively the "Equity Sponsors") formed HD Supply Holdings, Inc. and entered into a stock purchase agreement with The Home Depot, Inc. ("Home Depot" or "THD") pursuant to which Home Depot agreed to sell to the Company or to a wholly-owned subsidiary of the Company certain intellectual properties and all the outstanding common stock of HD Supply, Inc. and the Canadian subsidiary CND Holdings, Inc. On August 30, 2007, through a series of transactions, the Company's direct wholly-owned subsidiary, HDS Holding Corporation, acquired direct control of HD Supply, Inc. through the merger of its wholly-owned subsidiary, HDS Acquisition Corp., with and into HD Supply, Inc. and the Canadian subsidiary CND Holdings, Inc. Through these transactions (the "Transactions"), Home Depot was paid cash of approximately $8.2 billion and 12.5% of HD Supply's common stock worth $325 million.

Home Depot

        Sales—HD Supply derived revenue from the sale of products to Home Depot of $296 million, $275 million, and $299 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Accounts receivable from Home Depot were $44 million and $45 million at February 3, 2013 and January 29, 2012, respectively, and are included within Receivables in the accompanying Consolidated Balance Sheets.

        Strategic Agreement—On the date of the Transactions, Home Depot entered into a strategic purchase agreement with Crown Bolt, HD Supply's distribution services line of business. This agreement provided a guaranteed revenue stream to Crown Bolt through January 31, 2015 by specifying minimum annual purchase requirements from Home Depot. Crown Bolt recorded $19 million, $20 million and $12 million during fiscal 2012, fiscal 2011 and fiscal 2010, respectively, in Net sales in accordance with the minimum purchase requirement provisions of this strategic purchase agreement. On February 1, 2013, Crown Bolt and Home Depot agreed to an amendment and five-year extension of the strategic purchase agreement, which eliminated the minimum purchase requirement beginning in fiscal 2013, but retains Crown Bolt as the exclusive supplier of all products purchased by Home Depot from Crown Bolt through January 31, 2020. Because the amendment was considered a triggering event, HD Supply performed an impairment analysis of goodwill and other intangible assets at Crown Bolt. As a result of the analysis, Crown Bolt recorded a $152 million non-cash impairment charge in fiscal 2012. For more information on this charge, see Note 5, Goodwill and Intangible Assets.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—RELATED PARTIES (Continued)

Equity Sponsors

        Sponsor Management Fee—In conjunction with the closing of the Transactions, the Company entered into a management agreement whereby the Company pays the Equity Sponsors a $5 million annual aggregate management fee ("Sponsor Management Fee") and related expenses through August 2017. During each of fiscal 2012, fiscal 2011, and fiscal 2010, the Company recorded $5 million of Sponsor Management Fees and related expenses, which are included in Selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

        Notes—Management of the Company has been informed that, as of February 3, 2013, affiliates of certain of the Equity Sponsors beneficially owned approximately $348 million aggregate principal amount, or 39%, of the Company's Old Senior Subordinated Notes (as defined in Note 6, Debt) and approximately $49 million aggregate principal amount of the Company's other outstanding indebtedness. During fiscal 2012, the Company issued and repurchased the 14.875% Senior Notes (as defined in Note 6, Debt) to and from certain affiliates of the Equity Sponsors. See Note 6, Debt, for information on the issuance and repurchase of the 14.875% Senior Notes and Note 16, Subsequent Events—Debt Redemption, for information on the redemption of the Company's Old Senior Subordinated Notes.

        Purchases—HD Supply purchased product from affiliates of the Equity Sponsors for approximately $57 million, $60 million, and $24 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Management believes these transactions were conducted at prices that an unrelated third party would pay.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

Goodwill

        The carrying amount of goodwill by reporting unit is as follows (amounts in millions):

	As of February 3, 2013			As of January 29, 2012
	Gross Goodwill	Accumulated Impairments	Net Goodwill	Gross Goodwill	Accumulated Impairments	Net Goodwill
Waterworks	$1,876	$(815)	$1,061	$1,867	$(815)	$1,052
Facilities Maintenance	1,603	—	1,603	1,474	—	1,474
White Cap	183	(74)	109	183	(74)	109
Utilities(1)	284	(99)	185	285	(99)	186
Crown Bolt	215	(150)	65	215	—	215
Repair & Remodel	125	(30)	95	125	(30)	95
Electrical(1)	20	—	20	20	—	20
CTI	67	(67)	—	67	(67)	—
IPVF	—	—	—	82	(82)	—

Total goodwill	$4,373	$(1,235)	$3,138	$4,318	$(1,167)	$3,151

(1)
Utilities and Electrical are reporting units that, combined, comprise the Power Solutions segment.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Goodwill represents the excess of purchase price over fair value of net assets acquired. HD Supply does not amortize goodwill, but does assess the recoverability of goodwill in the third quarter of each fiscal year. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Goodwill impairment testing is performed at the reporting unit level.

        On January 30, 2012, the Company adopted the provisions of Accounting Standard Update No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

        The first step of the impairment test involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

        The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the "pro forma" business combination accounting as described above, exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under U.S. GAAP. HD Supply performed the annual goodwill impairment testing during the third quarter of fiscal 2012 for the seven reporting units with goodwill balances (goodwill balances at one reporting unit was zero prior to the annual testing). In accordance with ASU 2011-08, the Company elected to first assess qualitative factors on two reporting units, Facilities Maintenance and White Cap, to determine whether it is more likely than not that the fair value of each of these reporting units is less than its carrying amount. Based on this assessment, the Company determined that it was not necessary to perform the two-step goodwill impairment test for these two reporting units. The Company bypassed the qualitative analysis on the remaining five reporting units and proceeded with the first step of the two-step goodwill impairment test.

        The Company determines the fair value of a reporting unit using a discounted cash flow ("DCF") analysis and a market comparable method, with each method being equally weighted in the calculation. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market comparable approach. The cash flows employed in the DCF analyses are based on the Company's most recent long-range forecast and, for years beyond the forecast, the Company's estimates, which are based on estimated exit multiples ranging from six to seven times the final forecasted year earnings before interest, taxes, depreciation and amortization. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

flows of the respective reporting units and range from 11.5% to 14.0%. For the market comparable approach, the Company evaluated comparable company public trading values, using earnings multiples and sales multiples that are used to value the reporting units.

        There was no indication of impairment in any of the Company's reporting units during the annual testing for fiscal 2012, fiscal 2011, and fiscal 2010 and accordingly, the second step of the goodwill impairment analysis was not performed. At the time of our fiscal 2012 annual testing, the fair value of the reporting units for which step one of the goodwill impairment test was completed exceeded their carrying value by the following percentages: 47% for Waterworks, 31% for Utilities, 6% for Crown Bolt, 40% for Repair & Remodel, and 116% for Electrical.

        During the fourth quarter of fiscal 2012, Crown Bolt reached an agreement to amend and extend its strategic purchase agreement with Home Depot. While the amendment extends the agreement five years through fiscal 2019, retaining Crown Bolt as the exclusive supplier of certain products to Home Depot, it eliminates the minimum purchase requirement and adjusts future pricing. These changes resulted in a reduction of expected future cash proceeds from Home Depot. HD Supply, therefore, considered this amendment a triggering event and, as such, the Company performed an additional goodwill impairment analysis for Crown Bolt. During step one of the additional goodwill impairment analysis, there was an indication of impairment, and, accordingly, the second step of the goodwill impairment analysis was performed for this reporting unit. As a result of step two, the Company recorded a $150 million non-cash goodwill impairment in the fourth quarter of fiscal 2012.

        The following table presents the changes in goodwill for the fiscal years presented (amounts in millions).

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Beginning Balance	$3,151	$3,150	$3,149
Acquisitions	138	12	—
Realization of tax deductible goodwill from a prior acquisition	(2)	(11)	—
Impairment	(150)	—	—
Translation & other adjustments	1	—	1

Ending Balance	$3,138	$3,151	$3,150

        The Company's discounted cash flow model is based on HD Supply's expectation of future market conditions for each of the reporting units, as well as discount rates that would be used by market participants in an arm's-length transaction. Future events could cause the Company to conclude that market conditions have declined or discount rates have increased to the extent that the Company's goodwill could be further impaired. It is not possible at this time to determine if any such future impairment charge would result.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

        HD Supply's intangible assets as of February 3, 2013 and January 29, 2012 consisted of the following (amounts in millions):

	As of February 3, 2013			As of January 29, 2012
	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Customer relationships	$929	$(614)	$315	$1,532	$(983)	$549
Strategic purchase agreement	166	(122)	44	166	(99)	67
Trade names	153	(41)	112	152	(34)	118
Other	2	—	2	1	—	1

Total	$1,250	$(777)	$473	$1,851	$(1,116)	$735

        During fiscal 2012, the Company recorded $71 million of intangible assets, primarily $66 million in customer relationship intangibles, as a result of the Peachtree and Water Products business acquisitions. The customer relationship intangible assets will be amortized over a weighted-average period of 10.9 years. The remaining intangible assets recorded will be amortized over a weighted-average period of 3.6 years. In addition, during fiscal 2012, $516 million of customer relationship intangible assets became fully amortized and, therefore, were removed from the balance sheet.

        During fiscal 2011, the Company recorded $4 million of intangible assets, primarily customer relationship intangibles, as a result of the RAMSCO business acquisition. These intangibles will be amortized over a weighted-average amortization period of 5.6 years.

        As a result of the strategic purchase agreement amendment and extension with Home Depot, HD Supply performed an impairment analysis of the intangible asset assigned to the strategic purchase agreement. The analysis showed no indication of impairment of the intangible asset assigned to the strategic purchase agreement. The unamortized net book value of the intangible asset will be amortized over the remainder of the agreement, which is seven years. Additionally, Crown Bolt discontinued the use of a certain tradename. As a result, the related unamortized tradename intangible asset was written off, resulting in a $2 million impairment charge.

        Amortization expense for continuing operations related to intangible assets was $243 million, $244 million, and $244 million, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Estimated future amortization expense for continuing operations for intangible assets recorded as of February 3, 2013 is $135 million, $105 million, $40 million, $39 million and $38 million for fiscal years 2013 through 2017, respectively.

NOTE 6—DEBT

        On February 1, 2013, HD Supply, Inc. ("HDS"), a wholly-owned subsidiary of HD Supply, issued $1,275 million aggregate principal amount of 7.5% Senior Notes due 2020 (the "7.5% Senior Notes") at par. As a result of the issuance, the Company incurred $21 million in debt issuance costs, of which $19 million was paid as of February 3, 2013. The net proceeds from the 7.5% Senior Notes issuance were used to repurchase all of HDS's outstanding 14.875% Senior Notes (issued in April 2012 to the Equity Sponsors), plus a $422 million make-whole premium calculated in accordance with the 14.875%

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

Senior Notes Indenture (as defined below), plus $37 million of un-capitalized PIK interest thereon through February 1, 2013. Also on February 1, 2013, the trustee for the 14.875% Senior Notes cancelled all of the outstanding 14.875% Senior Notes. As a result of these transactions, the Company incurred a $452 million loss on extinguishment, which included the make-whole premium, a $28 million write-off of unamortized original issue discount, and a $2 million write-off of unamortized deferred debt costs.

        On January 16, 2013, HDS issued $950 million aggregate principal amount of 10.5% Senior Subordinated Notes due 2021 (the "Senior Subordinated Notes") at par. As a result of the issuance, the Company incurred $16 million in debt issuance costs, of which $15 million was paid as of February 3, 2013. HDS committed to use the net proceeds from the Senior Subordinated Notes issuance to redeem all of its remaining $889 million outstanding Old Senior Subordinated Notes (as defined below), subject to the required thirty-day notification period.

        As of February 3, 2013, HDS held $936 million in cash equivalents classified as Cash equivalents restricted for debt redemption in the Consolidated Balance Sheet for the redemption of $889 million of the Old Senior Subordinated Notes on February 8, 2013. The $936 million was used to redeem the Old Senior Subordinated Notes at a price equal to 103.375% of the principal amount thereof and to pay (together with $36 million of cash on hand) accrued and unpaid interest thereon through the redemption date. See Note 16, Subsequent Events—Debt Redemption.

        On October 15, 2012, HDS issued $1,000 million aggregate principal amount of 11.5% Senior Notes due 2020 (the "11.5% Senior Notes") at par. As a result of the issuance, the Company incurred and paid $17 million in debt issuance costs. On November 8, 2012, HDS used the net proceeds from the 11.5% Senior Notes issuance to redeem $930 million of its outstanding Old Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and to pay $23 million of accrued interest. As a result, the Company incurred a $37 million loss on extinguishment, which included a $31 million premium payment to redeem the Old Senior Subordinated Notes prior to maturity and $5 million to write off the pro-rata portion of unamortized deferred debt costs.

Refinancing Transactions and Additional Notes

        On April 12, 2012, HDS consummated the following transactions (the "Refinancing Transactions") in connection with the refinancing of the senior portion of its debt structure:

  •
  the issuance of $950 million of its 8 1/8% Senior Secured First Priority Notes due 2019 (the "First Priority Notes");

  •
  the issuance of $675 million of its 11% Senior Secured Second Priority Notes due 2020 (the "Second Priority Notes");

  •
  the issuance of approximately $757 million of 14.875% Senior Notes due 2020 (the "14.875% Senior Notes");

  •
  entry into a new senior term facility (the "Term Loan Facility") maturing in 2017 and providing for term loans in an aggregate principal amount of $1,000 million; and

  •
  entry into a new senior asset-based lending facility (the "ABL Facility") maturing in 2017 and providing for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under the borrowing base).

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

        The proceeds of the First Priority Notes, the Second Priority Notes, the 14.875% Senior Notes, the Term Loan Facility and the ABL Facility were used to (i) repay all amounts outstanding under the Old Senior Secured Credit Facility (Senior Secured Credit Facility dated as of August 30, 2007), (ii) repay all amounts outstanding under the Old ABL Credit Facility (ABL Credit Facility dated as of August 30, 2007), (iii) repurchase all remaining outstanding Old Senior Notes (12.0% Senior Notes dated as of August 30, 2007) and (iv) pay related fees and expenses.

        Affiliates of certain of the Equity Sponsors owned an aggregate principal amount of approximately $484 million of the Old Senior Notes which they exchanged in a non-cash transaction for their investment in the 14.875% Senior Notes.

        On August 2, 2012, HDS issued $300 million additional aggregate principal amount of its 8 1/8% First Priority Notes due 2019 (the "Additional Notes") at a premium of 107.5%. At closing, HDS received approximately $317 million, net of transaction fees. The Additional Notes were issued under the indenture pursuant to which HDS previously issued $950 million aggregate principal amount of 8 1/8% First Priority Notes due 2019, all of which remains outstanding. The net proceeds from the sale of the Additional Notes were applied to reduce outstanding borrowings under HDS's ABL Facility.

        As a result of the Refinancing Transactions and the issuance of the Additional Notes, the Company incurred $80 million in debt issuance costs and recorded a $220 million loss on extinguishment, which included a $150 million premium payment to redeem the Old Senior Notes, $46 million to write off the pro-rata portion of the unamortized deferred debt costs, and $24 million to write off the remaining unamortized Other asset associated with Home Depot's guarantee of HDS's payment obligations for principal and interest under the Old Term Loan under the Old Senior Secured Credit Facility that was terminated in the Refinancing Transactions.

Unamortized deferred debt costs

        In accordance with ASC 470, Debt, the Company determined that all of the redemption of Old Senior Notes was an extinguishment as either the original note holders were unknown or the refinancing was considered a "substantial" change. As a result of the extinguishment, the Company wrote-off approximately $24 million in unamortized deferred financing charges associated with the Old Senior Notes. Similarly, under ASC 470, approximately $834 million of the Old ABL Credit Facility and approximately $1,169 million of the Old Senior Secured Credit Facility were deemed extinguishments, with the remaining portions considered modifications. As a result of the extinguishment, the Company wrote-off approximately $22 million of $42 million in unamortized deferred financing charges associated with these credit agreements.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

        Long-term debt issued by HDS as of February 3, 2013 and January 29, 2012 consisted of the following:

	February 3, 2013		January 29, 2012
	Outstanding Principal	Interest Rate %(1)	Outstanding Principal	Interest Rate %(1)
	(Dollars in millions)
ABL Facility due 2017	$300	1.96	$—	—
Old Term Loan due August 30, 2012	—	—	73	1.53
Old Term Loan due April 1, 2014	—	—	855	3.03
Old ABL Term Loan due April 1, 2014	—	—	214	3.56
Term Loan due 2017, net of unamortized discount of $26 million as of February 3, 2013	969	7.25	—	—
First Priority Notes due 2019, including unamortized premium of $21 million as of February 3, 2013	1,271	8.125	—	—
Second Priority Notes due 2020	675	11.00	—	—
Old Senior Notes due 2014	—	—	2,500	12.00
11.5% Senior Notes due 2020	1,000	11.50	—	—
7.5% Senior Notes due 2020	1,275	7.50	—	—
Senior Subordinated Notes due 2021	950	10.50	—	—
Old Senior Subordinated Notes due 2015	889	13.50	1,820	13.50

Total long-term debt	$7,329		5,462
Less current installments	(899)		(82)

Long-term debt, excluding current installments	$6,430		$5,380

(1)
Represents the stated rate of interest, without including the effect of discounts or premiums.

Senior Credit Facilities

Asset-Based Lending Facility

        The ABL Facility provides for senior secured revolving loans and letters of credit of up to a maximum aggregate principal amount of $1,500 million (subject to availability under a borrowing base). Extensions of credit under the ABL Facility will be limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments. As of February 3, 2013, HDS had $910 million of available borrowings under the ABL Facility (after giving effect to the borrowing base limitations and approximately $61 million in letters of credit issued and including $70 million of borrowings available on qualifying cash balances).

        A portion of the ABL Facility is available for letters of credit and swingline loans. The ABL Facility also includes a sub-facility for loans and letters of credit in Canadian dollars. The ABL Facility also permits HDS to add one or more incremental term loans, revolving or letter of credit facilities to be included in the ABL Facility up to an aggregate maximum amount of $1,900 million for the total commitments under the ABL Facility (including all incremental commitments).

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

        Until the date that was three months after the closing date of the ABL Facility, at the option of the applicable borrower, the interest rates applicable to the loans under the ABL Facility were based, (i) in the case of U.S. dollar denominated loans, either at LIBOR plus 2.00% or Prime Rate plus 1.00% and (ii) in the case of Canadian dollar denominated loans, either the BA Rate plus 2.00% or the Canadian Prime Rate plus 1.00%. From and after the date that was three months after the closing date of the ABL Facility, the foregoing interest margins are subject to a pricing grid, as included in the ABL Facility agreement, based on average excess availability for the previous fiscal quarter. The ABL Facility also contains a letter of credit fee computed at a rate per annum equal to the Applicable Margin (as defined in the agreement) then in effect for LIBOR Loans and an unused commitment fee subject to a pricing grid, as included in the ABL Facility agreement, based on the Average Daily Used Percentage (as defined in the agreement).

        The ABL Facility will mature on April 12, 2017; unless the individual applicable lenders agree to extend the maturity of their respective loans under the ABL Facility upon HDS's request and without the consent of any other applicable lender.

        The ABL Facility is senior secured indebtedness of HDS and ranks equal in right of payment with all of HDS's existing and future senior indebtedness and senior in right of payment to all of HDS's existing and future subordinated indebtedness.

        The ABL Facility is guaranteed, on a senior secured basis, by the Subsidiary Guarantors. These guarantees are subject to release under the earliest to occur of the circumstances described below, which also apply to the Senior Secured Term Loan Facility:

  (i)
  the first date on which all the obligations under the applicable debt facility then due and owing, and the obligations of each Subsidiary Guarantor then due and owing shall have been satisfied by payment in full in cash and the applicable debt facility shall be terminated, notwithstanding that from time to time during the term of the agreement governing the applicable debt facility HDS may be free from any borrower obligations,

  (ii)
  as to any Subsidiary Guarantor, the sale or other disposition of all of the capital stock of such Subsidiary Guarantor (to an entity other than HDS or a restricted subsidiary) as permitted under the agreement governing the applicable debt facility, or

  (iii)
  as to any Subsidiary Guarantor, the designation of such Subsidiary Guarantor as an unrestricted subsidiary.

        The ABL Facility is secured by a first-priority security interest in the ABL Priority Collateral, subject to permitted liens.

Prepayments

        The ABL Facility may be prepaid at HDS's option at any time without premium or penalty and will be subject to mandatory prepayment if the outstanding ABL Facility exceeds either the aggregate commitments with respect thereto or the current borrowing base, in an amount equal to such excess. Mandatory prepayments do not result in a permanent reduction of the lenders' commitments under the ABL Facility.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

Guarantees

        HDS, and at HDS's option, certain of HDS's subsidiaries, including HD Supply Canada, Inc., a Canadian subsidiary (the "Canadian Borrower"), are the borrowers under the ABL Facility. The Subsidiary Guarantors guarantee HDS's payment obligations under the ABL Facility (and, in the case of Canadian obligations, each direct and indirect wholly-owned Canadian subsidiary, subject to certain exceptions, in each case to the extent otherwise permitted by applicable law, regulation and contractual provision (the "Canadian Guarantors") guarantee the Canadian Borrower's payment obligations under the ABL Facility).

        HDS's obligations under the ABL Facility and the guarantees thereof, are secured in favor of the U.S. ABL collateral agent, by (i) all of the capital stock of HDS, all capital stock of all domestic subsidiaries directly owned by HDS and the Subsidiary Guarantors and 65% of the capital stock of any foreign subsidiary held directly by HDS or any Subsidiary Guarantor (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary) and (ii) substantially all other tangible and intangible assets owned by HDS and each Subsidiary Guarantor, in each case to the extent permitted by applicable law and subject to certain exceptions and subject to the priority of liens between the Term Loan Facility, the First Priority Notes, the Second Priority Notes and the ABL Facility.

        The Canadian obligations under the ABL Facility are also secured by liens on substantially all assets of the Canadian Borrower and the Canadian Guarantors, subject to certain exceptions.

Covenants

        The ABL Facility contains a number of covenants that, among other things, limit or restrict HDS's ability and, in certain cases, HDS's subsidiaries to make acquisitions, mergers, consolidations, dividends, and to prepay certain indebtedness (including the First Priority Notes, the Second Priority Notes, the 11.5% Senior Notes, the 7.5% Senior Notes and the Senior Subordinated Notes), in each case to the extent any such transaction would reduce availability under the ABL Facility below a specified amount.

        In addition, if HDS's specified excess availability (including an amount by which HDS's borrowing base exceeds the existing commitments) under the ABL Facility falls below the greater of $150 million and 10% of the aggregate commitments (a "Liquidity Event"), HDS will be required to maintain a Fixed Charge Coverage Ratio of at least 1.0:1.0, as defined in the ABL Facility.

        The ABL Facility also contains certain affirmative covenants, including financial and other reporting requirements. HDS is in compliance with all such covenants.

Senior Secured Term Loan Facility

        The Term Loan Facility consists of a senior secured Term Loan Facility (the "Term Loan Facility"; the term loan thereunder, the "Term Loan") providing for a Term Loan in an aggregate principal amount of $1,000 million (net of $30 million of original issue discount). The Term Loan Facility also permits HDS to add one or more incremental term loans, revolving or letter of credit facilities of up to $250 million plus a certain amount depending on a secured first lien leverage ratio test included in the Term Loan Facility. The Term Loan bears interest at LIBOR (subject to a floor of 1.25%) plus a borrowing margin of 6.00% or Prime plus a borrowing margin of 5.00% at HDS's election, payable at the end of each calendar quarter with respect to Prime rate draws or at the maturity of each LIBOR

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

draw (unless a draw is for a six-, nine-, or twelve-month period, then interest shall be paid quarterly). The Term Loan amortizes in nominal quarterly installments, beginning September 30, 2012, equal to 0.25% of the original aggregate principal amount of the Term Loan and matures on October 12, 2017; provided that the individual applicable lenders may agree to extend the maturity of their respective Term Loans upon HDS's request and without the consent of any other applicable lender. See Note 16, Subsequent Events—Debt Modification, for information about an amendment to the Term Loan Facility.

        The Term Loan Facility is senior secured indebtedness of HDS and ranks equal in right of payment with all of HDS's existing and future senior indebtedness and senior in right of payment to all of HDS's existing and future subordinated indebtedness.

        The Term Loan Facility is guaranteed, on a senior secured basis, by the Subsidiary Guarantors. These guarantees are subject to release under customary circumstances discussed under "—Asset-Based Lending Facility." The guarantee of each Subsidiary Guarantor is a senior secured obligation of that Subsidiary Guarantor and ranks equal in right of payment with all existing and future senior indebtedness of that Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of such Subsidiary Guarantor.

Collateral

        The Term Loan Facility and the related guarantees are secured by a first-priority security interest in the Cash Flow Priority Collateral, subject to permitted liens. In addition, the Term Loan Facility and the related guarantees are secured by a second-priority security interest in the ABL Priority Collateral, subject to permitted liens.

Prepayment

        Prior to the first anniversary of the closing date of the Term Loan Facility, the loans under the Term Loan Facility may not be optionally prepaid. During the second and third years following the closing date of the Term Loan Facility, the Term Loans may be optionally prepaid at a price of 102% and 101%, respectively, of the principal amount being prepaid. On and after the third anniversary of the closing date of the Term Loan Facility, the Term Loans may be prepaid without premium or penalty. Under certain circumstances and subject to certain exceptions, the Term Loan Facility will be subject to mandatory prepayment in an amount equal to:

  •
  100% of the net proceeds (other than those that are used to purchase certain assets or to repay certain other indebtedness) of certain asset sales and certain insurance recovery events; and

  •
  50% of annual excess cash flow for any fiscal year, such percentage to decrease to 0% depending on the attainment of certain secured leverage ratio targets.

        In addition, upon the incurrence of certain events constituting a Change of Control of HDS (as defined in the credit agreement governing the Term Loan Facility (the "Term Loan Credit Agreement")), HDS must offer to prepay the Term Loans (unless otherwise repaid) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repayment date.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

Guarantee

        HDS is the borrower under the Term Loan Facility. The Subsidiary Guarantors guarantee HDS's payment obligations under the Term Loan Facility.

        HDS's obligations under the Term Loan Facility and the guarantees thereof are secured in favor of the collateral agent by (i) all of the capital stock of HDS, all capital stock of all domestic subsidiaries directly owned by HDS and the Subsidiary Guarantors and 65% of the capital stock of any foreign subsidiary owned directly by HDS or any Subsidiary Guarantors (it being understood that a foreign subsidiary holding company will be deemed a foreign subsidiary) and (ii) substantially all other tangible and intangible assets owned by HDS and each Subsidiary Guarantor, in each case to the extent permitted by applicable law and subject to certain exceptions and subject to the priority of liens between the Term Loan Facility, the First Priority Notes, the Second Priority Notes and the ABL Facility.

Covenants

        The Term Loan Facility contains a number of covenants that, among other things, limit the ability of HDS and its restricted subsidiaries, as described in the Term Loan Credit Agreement, to: incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; create restrictions on the ability of HDS's restricted subsidiaries to pay dividends to HDS or make other intercompany transfers; create liens securing indebtedness; transfer or sell assets; merge or consolidate; enter into certain transactions with HDS's affiliates; and prepay or amend the terms of certain indebtedness.

        The Term Loan Facility also contains certain affirmative covenants, including financial and other reporting requirements. HDS is in compliance with all such covenants.

Events of Default under the ABL Facility and Term Loan Facility

        The ABL Facility and Term Loan Facility also provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross default and cross acceleration to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interest, material judgments and changes of control.

8 1/8% Senior Secured First Priority Notes due 2019

        HDS issued $950 million of First Priority Notes under an Indenture, dated, and amended, as of April 12, 2012 (the "First Priority Indenture") among HDS, certain subsidiaries of HDS, as guarantors (the "Subsidiary Guarantors"), the Trustee, and the Note Collateral Agent. On August 2, 2012, HD Supply, Inc. issued $300 million additional aggregate principal amount of its First Priority Notes (the "Additional Notes") at a premium of 107.5%. The First Priority Notes bear interest at a rate of 8 1/8% per annum and will mature on April 15, 2019. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year, commencing on October 15, 2012.

        The First Priority Notes are senior secured indebtedness of HDS and rank equal in right of payment with all of its existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

        The First Priority Notes are guaranteed, on a senior secured basis, by each of HDS's Wholly Owned Domestic Subsidiaries (as defined in the First Priority Indenture), other than an Excluded Subsidiary (as defined in the First Priority Indenture), and by each of HDS's other Domestic Subsidiaries (as defined in the First Priority Indenture) that is a borrower under the ABL Facility or that guarantees payment of indebtedness of HDS under any Credit Facility or Capital Markets Securities (as defined in the First Priority Indenture). These guarantees are subject to release under the circumstances described below, which also apply to the Second Priority Notes, the 11.5% Senior Notes, the 7.5% Senior Notes and the 10.5% Senior Subordinated Notes:

  (i)
  concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the applicable indebtedness by HDS or a restricted subsidiary, following which such Subsidiary Guarantor is no longer a restricted subsidiary of HDS;

  (ii)
  at any time that such Subsidiary Guarantor is released from all of its obligations under all of its guarantees of payment of any indebtedness of HDS or any Subsidiary Guarantor under all other indebtedness and is not a borrower under the ABL Facility;

  (iii)
  upon the merger or consolidation of any Subsidiary Guarantor with and into HDS or another Subsidiary Guarantor that is the surviving entity in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to HDS or another Subsidiary Guarantor;

  (iv)
  concurrently with any Subsidiary Guarantor becoming an unrestricted subsidiary;

  (v)
  during the period when the rating on the notes is changed to investment grade and certain covenants cease to apply while such investment grade rating is maintained, upon the merger or consolidation of any Subsidiary Guarantor with and into another subsidiary that is not a Subsidiary Guarantor with such other subsidiary being the surviving entity in such merger or consolidation, or upon liquidation of such Subsidiary Guarantor following the transfer of all of its assets to a subsidiary that is not a Subsidiary Guarantor;

  (vi)
  upon legal or covenant defeasance of HDS's obligations under the applicable indebtedness, or satisfaction and discharge of the indenture governing the applicable indebtedness; or

  (vii)
  subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all applicable indebtedness then outstanding and all other obligations guaranteed by a Subsidiary Guarantor then due and owing.

        In addition, HDS has the right, upon 30 days' notice to the applicable trustee, to cause any Subsidiary Guarantor that has not guaranteed payment of any indebtedness of HDS or any Subsidiary Guarantor under all other indebtedness and is not a borrower under the ABL Facility to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect.

Collateral

        The First Priority Notes and the related guarantees are secured by a first-priority security interest in substantially all of the tangible and intangible assets of HDS and the Subsidiary Guarantors (other than the ABL Priority Collateral, in which the First Priority Notes and the related guarantees have a second priority security interest), including pledges of all Capital Stock of HDS's Restricted Subsidiaries

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

directly owned by HDS and the Subsidiary Guarantors (but only up to 65% of each series of Capital Stock of each direct Foreign Subsidiary owned by HDS or any Subsidiary Guarantor), subject to certain thresholds, exceptions and permitted liens, and excluding any Excluded Assets (as defined in the First Priority Indenture) and Excluded Subsidiary Securities (as defined in the First Priority Indenture) (the "Cash Flow Priority Collateral").

        In addition, the First Priority Notes and the related guarantees are secured by a second-priority security interest in substantially all of HDS's and the Subsidiary Guarantors' present and future assets which secure HDS's obligations under the ABL Facility on a first priority basis, including accounts receivable, inventory and other related assets and all proceeds thereof, subject to permitted liens. Such assets are referred to as the "ABL Priority Collateral." (The Cash Flow Priority Collateral and the ABL Priority Collateral together are referred to herein as the "Collateral.")

        The First Priority Indenture and the applicable collateral documents provide that any capital stock and other securities of any of HDS' subsidiaries will be excluded from the collateral to the extent the pledge of such capital stock or other securities to secure the First Priority Notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

Redemption

        HDS may redeem the First Priority Notes, in whole or in part, at any time (1) prior to April 15, 2015, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the First Priority Indenture and (2) on and after April 15, 2015, at the applicable redemption price set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on April 15 of the year set forth below.

Year	Percentage
2015	106.094%
2016	104.063%
2017	102.031%
2018 and thereafter	100.000%

        In addition, at any time prior to April 15, 2015, HDS may redeem up to 35% of the aggregate principal amount of the First Priority Notes with the proceeds of certain equity offerings at a redemption price of 108.125% of the principal amount in respect of the First Priority Notes being redeemed, plus accrued and unpaid interest to the redemption date, provided, however, that if the First Priority Notes are redeemed, an aggregate principal amount of First Priority Notes equal to at least 50% of the original aggregate principal amount of First Priority Notes must remain outstanding immediately after each such redemption of First Priority Notes.

11% Senior Secured Second Priority Notes due 2020

        HDS issued $675 million aggregate principal amount of Second Priority Notes under an Indenture, dated, and amended, as of April 12, 2012 (the "Second Priority Indenture"), among HDS, the Subsidiary Guarantors, the Trustee and the Note Collateral Agent. The Second Priority Notes bear

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

interest at a rate of 11% per annum and will mature on April 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year, commencing on October 15, 2012.

        The Second Priority Notes are senior secured indebtedness of HDS and rank equal in right of payment with all of HDS's existing and future senior indebtedness and senior in right of payment to all of HDS's existing and future subordinated indebtedness.

        The Second Priority Notes are guaranteed, on a senior secured basis, by each of HDS's Wholly Owned Domestic Subsidiaries (as defined in the Second Priority Indenture), other than an Excluded Subsidiary (as defined in the Second Priority Indenture), and by each of HDS's other Domestic Subsidiaries (as defined in the Second Priority Indenture) that is a borrower under the ABL Facility or that guarantees payment of indebtedness of HDS under any Credit Facility or Capital Markets Securities (as defined in the Second Priority Indenture). These guarantees are subject to release under customary circumstances discussed under "—8 1/8% Senior Secured First Priority Notes due 2019."

Collateral

        The Second Priority Notes and the related guarantees are secured by a second-priority security interest in the Cash Flow Priority Collateral, subject to permitted liens. In addition, the Second Priority Notes and the related guarantees are secured by a third-priority security interest in the ABL Priority Collateral, subject to permitted liens.

        The Second Priority Indenture and the applicable collateral documents provide that any capital stock and other securities of any of HDS' subsidiaries will be excluded from the collateral to the extent the pledge of such capital stock or other securities to secure the Second Priority Notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

Redemption

        HDS may redeem the Second Priority Notes, in whole or in part, at any time (1) prior to April 15, 2016, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the Second Priority Indenture and (2) on and after April 15, 2016, at the applicable redemption price set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on April 15 of the year set forth below.

Year	Percentage
2016	105.500%
2017	102.750%
2018 and thereafter	100.000%

        In addition, at any time prior to April 15, 2015, HDS may redeem up to 35% of the aggregate principal amount of the Second Priority Notes with the proceeds of certain equity offerings at a redemption price of 111.000% of the principal amount in respect of the Second Priority Notes being redeemed, plus accrued and unpaid interest to the redemption date, provided, however, that if the Second Priority Notes are redeemed, an aggregate principal amount of Second Priority Notes equal to

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

at least 50% of the original aggregate principal amount of Second Priority Notes must remain outstanding immediately after each such redemption of Second Priority Notes.

11.5% Senior Unsecured Notes due 2020

        HDS issued $1,000 million aggregate principal amount of 11.5% Senior Notes under an Indenture, dated, and amended, as of October 15, 2012 ("11.5% Senior Notes Indenture") among HDS, certain subsidiaries of HDS as guarantors (the "Subsidiary Guarantors") and the Trustee. The 11.5% Senior Notes bear interest at a rate of 11.5% per annum and will mature on July 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year, commencing on April 15, 2013.

        The 11.5% Senior Notes are unsecured senior indebtedness of HDS and rank equal in right of payment with all of HDS's existing and future senior indebtedness, senior in right of payment to all of HDS's existing and future subordinated indebtedness, and effectively subordinated to all of HDS's existing and future secured indebtedness, including, without limitation, indebtedness under the Senior Credit Facilities, the First Priority Notes and the Second Priority Notes, to the extent of the value of the collateral securing such indebtedness.

        The 11.5% Senior Notes are guaranteed, on a senior unsecured basis, by each of HDS's direct and indirect domestic existing and future subsidiaries that is a wholly-owned domestic subsidiary (other than certain excluded subsidiaries), and by each other domestic subsidiary that is a borrower under the ABL Facility or that guarantees HDS's obligations under any credit facility or capital markets securities. These guarantees are subject to release under customary circumstances discussed under "—8 1/8% Senior Secured First Priority Notes due 2019."

Redemption

        HDS may redeem the 11.5% Senior Notes, in whole or in part, at any time (1) prior to October 15, 2016, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the 11.5% Senior Notes Indenture and (2) on and after October 15, 2016, at the applicable redemption price set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on October 15 of the year set forth below.

Year	Percentage
2016	105.750%
2017	102.875%
2018 and thereafter	100.000%

        In addition, at any time prior to October 15, 2015, HDS may redeem up to 35% of the aggregate principal amount of the 11.5% Senior Notes with the proceeds of certain equity offerings at a redemption price of 111.50% of the principal amount in respect of the 11.5% Senior Notes being redeemed, plus accrued and unpaid interest to the redemption date, provided, however, that if the 11.5% Senior Notes are redeemed, an aggregate principal amount of the 11.5% Senior Notes equal to at least 50% of the original aggregate principal amount of the 11.5% Senior Notes must remain outstanding immediately after each such redemption of the 11.5% Senior Notes.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

7.5% Senior Unsecured Notes due 2020

        HDS issued $1,275 million aggregate principal amount of 7.5% Senior Notes under an Indenture, dated, and amended, as of February 1, 2013 ("7.5% Senior Notes Indenture") among HDS, certain subsidiaries of HDS as guarantors (the "Subsidiary Guarantors") and the Trustee. The 7.5% Senior Notes bear interest at a rate of 7.5% per annum and will mature on July 15, 2020. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year, commencing on April 15, 2013.

        The 7.5% Senior Notes are unsecured senior indebtedness of HDS and rank equal in right of payment with all of HDS's existing and future senior indebtedness, senior in right of payment to all of HDS's existing and future subordinated indebtedness, and effectively subordinated to all of HDS's existing and future secured indebtedness, including, without limitation, indebtedness under the Senior Credit Facilities, the First Priority Notes and the Second Priority Notes, to the extent of the value of the collateral securing such indebtedness.

        The 7.5% Senior Notes are guaranteed, on a senior unsecured basis, by each of HDS's direct and indirect domestic existing and future subsidiaries that is a wholly-owned domestic subsidiary (other than certain excluded subsidiaries), and by each other domestic subsidiary that is a borrower under the ABL Facility or that guarantees HDS's obligations under any credit facility or capital markets securities. These guarantees are subject to release under customary circumstances discussed under "—8 1/8% Senior Secured First Priority Notes due 2019."

Redemption

        HDS may redeem the 7.5% Senior Notes, in whole or in part, at any time (1) prior to October 15, 2016, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the 7.5% Senior Notes Indenture and (2) on and after October 15, 2016, at the applicable redemption price set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on October 15 of the year set forth below.

Year	Percentage
2016	103.750%
2017	101.875%
2018 and thereafter	100.000%

        In addition, at any time prior to October 15, 2015, HDS may redeem up to 35% of the aggregate principal amount of the 7.5% Senior Notes with the proceeds of certain equity offerings at a redemption price of 107.50% of the principal amount in respect of the 7.5% Senior Notes being redeemed, plus accrued and unpaid interest to the redemption date, provided, however, that if the 7.5% Senior Notes are redeemed, an aggregate principal amount of the 7.5% Senior Notes equal to at least 50% of the original aggregate principal amount of the 7.5% Senior Notes must remain outstanding immediately after each such redemption of the 7.5% Senior Notes.

14.875% Senior Unsecured Notes due 2020

        HDS issued approximately $757 million aggregate principal amount (net of $30 million of original issue discount) of 14.875% Senior Notes under an Indenture, dated as of April 12, 2012 (the "14.875%

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

Senior Notes Indenture"), among HDS, the Subsidiary Guarantors and Wilmington Trust, National Association, as Trustee to investment funds associated with Bain Capital Partners, LLC, Carlyle Investment Management, LLC and Clayton, Dubilier & Rice, LLC, the Equity Sponsors. The 14.875% Senior Notes bore interest at a rate of 14.875% per annum and were scheduled to mature on October 12, 2020. Interest was to be paid semi-annually in arrears on each April 12th and October 12th through maturity, commencing on October 12, 2012, except that the first eleven payment periods through October 2017 were to be paid-in-kind ("PIK") and therefore increase the balance of the outstanding indebtedness rather than paid in cash. On October 12, 2012, HDS made a PIK payment of $56 million, increasing the outstanding principal balance to approximately $813 million.

        HDS was permitted to redeem the 14.875% Senior Notes, in whole or in part, at any time prior to April 12, 2015, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the 14.875% Senior Notes Indenture. On February 1, 2013, HDS repurchased the 14.875% Senior Notes in accordance with the redemption provisions of the 14.875% Senior Notes Indenture.

10.5% Senior Subordinated Notes due 2021

        HDS issued $950 million aggregate principal amount of 10.5% Senior Subordinated Notes due 2021 ("Senior Subordinated Notes") under an Indenture, dated as of January 16, 2013 ("Senior Subordinated Notes Indenture") among HDS, certain subsidiaries of HDS as guarantors (the "Subsidiary Guarantors") and the Trustee. The Senior Subordinated Notes bear interest at a rate of 10.5% per annum and will mature on January 15, 2021. Interest will be paid semi-annually in arrears on April 15th and October 15th of each year, commencing on April 15, 2013.

        The Senior Subordinated Notes are unsecured senior subordinated indebtedness of HDS and rank subordinated in right of payment to all HDS's existing and future senior indebtedness, equal in right of payment with all of HDS's existing and future senior subordinated indebtedness, and effectively subordinated to all of HDS's existing and future secured indebtedness, including, without limitation, indebtedness under the Senior Credit Facilities, the First Priority Notes and the Second Priority Notes, to the extent of the value of the collateral securing such indebtedness.

        The Senior Subordinated Notes are guaranteed, on an unsecured senior subordinated basis, by each of HDS's direct and indirect domestic existing and future subsidiaries that is a wholly-owned domestic subsidiary (other than certain excluded subsidiaries), and by each other domestic subsidiary that is a borrower under the ABL Facility or that guarantees HDS's obligations under any credit facility or capital markets securities. These guarantees are subject to release under customary circumstances discussed under "—8 1/8% Senior Secured First Priority Notes due 2019."

Redemption

        HDS may redeem the Senior Subordinated Notes, in whole or in part, at any time (1) prior to January 15, 2016, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium set forth in the Senior Subordinated Notes Indenture and (2) on and after January 15, 2016, at the applicable redemption price set forth below (expressed as a percentage of principal amount), plus accrued and

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on January 15 of the years set forth below.

Year	Percentage
2016	107.875%
2017	105.250%
2018	102.625%
2019 and thereafter	100.000%

        In addition, at any time after July 31, 2013 and on or before July 31, 2014, HDS may also redeem up to 100% of the aggregate principal amount of the Senior Subordinated Notes with funds in an equal aggregate amount not exceeding the aggregate proceeds of certain qualified public equity offerings at a redemption price (expressed as a percentage of principal amount) of (x) if such redemption occurs on or prior to January 31, 2014, 103% and (y) if such redemption occurs after January 31, 2014 and on or prior to July 31, 2014, 102%, in each case plus accrued and unpaid interest, if any, to the redemption date; provided, however, that if less than 100% of the Senior Subordinated Notes are to be redeemed in any qualified public offering redemption, at least 33.33% of the original aggregate principal amount of Senior Subordinated Notes must remain outstanding immediately after giving effect to such qualified public offering redemption.

        In addition to the foregoing, at any time prior to January 15, 2016, HDS may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the proceeds of certain equity offerings at a redemption price of 110.50% of the principal amount in respect of the Senior Subordinated Notes being redeemed, plus accrued and unpaid interest to the redemption date, provided, however, that if the Senior Subordinated Notes are redeemed, an aggregate principal amount of Senior Subordinated Notes equal to at least 50% (or 35% if any redemption in connection with certain qualified public equity offerings shall have been consummated) of the original aggregate principal amount of Senior Subordinated Notes must remain outstanding immediately after each such redemption of Senior Subordinated Notes.

First Priority Notes and Second Priority Notes (collectively the "Priority Notes"), 11.5% Senior Notes and 7.5% Senior Notes (collectively the "Senior Notes") and Senior Subordinated Notes

Offer to Repurchase

        In the event of certain events that constitute a Change of Control of HDS (as defined in the First Priority Indenture and Second Priority Indenture, collectively the "Priority Indentures," the 11.5% Senior Notes Indentures and the 7.5% Senior Notes Indentures, collectively the "Senior Indentures," and the Senior Subordinated Notes Indenture), HDS must offer to repurchase all of the Priority Notes, Senior Notes, and Senior Subordinated Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If HDS sells assets under certain circumstances, HDS must use the proceeds to make an offer to purchase the Priority Notes, Senior Notes, and Senior Subordinated Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

Covenants

        The Priority Indentures, Senior Indentures, and Senior Subordinated Notes Indenture contain covenants that, among other things, limit the ability of HDS and its restricted subsidiaries to: incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; create restrictions on the ability of HDS's restricted subsidiaries to pay dividends to HDS or make other intercompany transfers; create liens securing indebtedness; transfer or sell assets; merge or consolidate; and enter into certain transactions with HDS's affiliates. Most of these covenants will cease to apply for so long as the Priority Notes, Senior Notes, and Senior Subordinated Notes have investment grade ratings from both Moody's Investment Services, Inc. and Standard & Poor's. HDS is in compliance with all such covenants.

Events of Default

        The Priority Indentures, Senior Indentures, and Senior Subordinated Notes Indenture also provide for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and other monetary obligations on all the then outstanding Priority Notes, Senior Notes, and Senior Subordinated Notes to be due and payable immediately. The Priority Indentures, Senior Indentures, and Senior Subordinated Notes also provide for specified cross default and cross acceleration to other material indebtedness.

Registration Rights Agreements

        The 11.5% Senior Notes and the guarantees have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). HD Supply, Inc. has agreed to make an offer to exchange the 11.5% Senior Notes for registered, publicly tradable notes that have substantially identical terms as the 11.5% Senior Notes within 270 days following the original issue date of the 11.5% Senior Notes. HDS is obligated to pay additional interest, up to a maximum additional interest rate of 0.50% per annum, on the 11.5% Senior Notes if the exchange offer has not been completed within 360 days following the original issue date of the 11.5% Senior Notes.

        The Priority Notes and the guarantees have not been registered under the Securities Act. HD Supply, Inc. has agreed to make an offer to exchange the Priority Notes for registered, publicly tradable notes that have substantially identical terms as the Priority Notes within 270 days following the original issue date of the Priority Notes. HDS is obligated to pay additional interest, up to a maximum additional interest rate of 0.50% per annum, on the Priority Notes if the exchange offer has not been completed within 360 days following the original issue date of the Priority Notes.

        On January 31, 2013, HD Supply, Inc. filed a registration statement on Form S-4/A with the SEC in accordance with the registration rights agreements relating to the 11.5% Senior Notes and Priority Notes. On January 31, 2013, the registration statement was declared effective by the SEC. See Note 16, Subsequent Events—Exchange Offers, for additional information regarding this exchange offer.

        The Senior Subordinated Notes and the guarantees have not been registered under the Securities Act. HD Supply, Inc. has agreed to make an offer to exchange the Senior Subordinated Notes for registered, publicly tradable notes that have substantially identical terms as the Senior Subordinated Notes within 270 days following the original issue date of the Senior Subordinated Notes. HDS is obligated to pay additional interest, up to a maximum additional interest rate of 0.50% per annum, on

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEBT (Continued)

the Senior Subordinated Notes if the exchange offer has not been completed within 360 days following the original issue date of the Senior Subordinated Notes.

        On January 31, 2013, HDS filed a registration statement on Form S-4/A with the SEC in accordance with the registration rights agreements relating to the Senior Subordinated Notes. On January 31, 2013, the registration statement was declared effective by the SEC. See Note 16, Subsequent Events—Exchange Offers, for additional information regarding this exchange offer.

        The 7.5% Senior Notes and the guarantees have not been registered under the Securities Act of 1933, as amended. HD Supply, Inc. has agreed to make an offer to exchange the 7.5% Senior Notes for registered, publicly tradable notes that have substantially identical terms as the 7.5% Senior Notes within 270 days following the original issue date of the 7.5% Senior Notes. HDS is obligated to pay additional interest, up to a maximum additional interest rate of 0.50% per annum, on the 7.5% Senior Notes if the exchange offer has not been completed within 360 days following the original issue date of the 7.5% Senior Notes.

Old Senior Subordinated Notes

        On August 30, 2007, HDS issued $1,300 million aggregate principal amount of Senior Subordinated Notes due 2015 bearing interest at a rate of 13.5% (the "Old Senior Subordinated Notes"). Interest payments were due each March 1st and September 1st through maturity except that the first eight payment periods through September 2011 were paid in kind ("PIK") and therefore increased the balance of the outstanding indebtedness rather than paid in cash.

        On May 15, 2012, HDS repurchased $1 million aggregate principal of its Old Senior Subordinated Notes at a price of 97% plus accrued interest. On November 8, 2012, HDS redeemed $930 million aggregate principal of its outstanding Old Senior Subordinated Notes at a price of 103.375% plus $23 million of accrued interest. As of February 3, 2013, $889 million of HDS's Old Senior Subordinated Notes remained outstanding. On January 9, 2013, HD Supply, Inc. issued a notice of redemption, subject to the required thirty-day notification period, to redeem all of the remaining $889 million aggregate principal outstanding of Old Senior Subordinated Notes. See Note 16, Subsequent Events—Debt Redemption.

Restricted Assets

        Under HDS's credit agreements and bond indentures, all of HDS's assets are subject to restrictions on distribution to its parent and, although exceptions to such restrictions exist, such exceptions are not substantial.

Debt Maturities

        Maturities of long-term debt outstanding, in principal amounts, at February 3, 2013 are summarized below (amounts in millions):

	Fiscal Year
	2013(1)	2014	2015	2016	2017	Thereafter	Total
Principal maturities	$899	$10	$10	$10	$1,255	$5,150	$7,334

(1)
Includes $889 million of HDS's Old Senior Subordinated Notes due 2015. On January 9, 2013, HD Supply, Inc. issued a notice of redemption, subject to the required thirty-day notification period, to redeem all of the remaining $889 million outstanding Old Senior Subordinated Notes. See Note 16, Subsequent Events—Debt Redemption.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—FAIR VALUE MEASUREMENTS

        The fair value measurements and disclosure principles of U.S. GAAP (ASC 820, Fair Value Measurements and Disclosures) define fair value, establish a framework for measuring fair value and provide disclosure requirements about fair value measurements. These principles define a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	—	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly;
Level 3	—	Unobservable inputs in which little or no market activity exists.

        The Company's financial instruments that are not reflected at fair value on the balance sheet were as follows (amounts in millions):

	As of February 3, 2013		As of January 29, 2012
	Recorded Amount(1)	Estimated Fair Value(1)	Recorded Amount(1)	Estimated Fair Value(1)
ABL Facility	$300	$292	$—	$—
Term Loans and Notes	7,034	7,573	5,462	5,070

Total	$7,334	$7,865	$5,462	$5,070

(1)
These amounts do not include accrued interest; accrued interest is classified as Other current liabilities and Other liabilities in the accompanying Consolidated Balance Sheets. These amounts do not include any related discounts and premiums.

        The Company utilized Level 2 inputs, as defined in the fair value hierarchy, to measure the fair value of the long-term debt. The Old Term Loans outstanding as of January 29, 2012 were guaranteed by Home Depot. Therefore, management's estimates of fair value for the Old Term Loans were based on a review of the fair value of debt issued by companies with similar credit ratings as Home Depot. For all of the Company's other debt instruments, management's fair value estimates were based on recent similar credit facilities initiated by companies with like credit quality in similar industries, quoted prices for similar instruments, and inquiries with certain investment communities.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES

        The components of Income (Loss) from Continuing Operations before Provision (Benefit) for Income Taxes are as follows (amounts in millions):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
United States	$(1,210)	$(503)	$(606)
Foreign	14	19	21

Total	$(1,196)	$(484)	$(585)

        The Provision (Benefit) for Income Taxes consisted of the following (amounts in millions):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Current:
Federal	$—	$—	$—
State	3	3	2
Foreign	2	—	6

	5	3	8
Deferred:
Federal	(3)	64	12
State	(1)	6	4
Foreign	—	(5)	4
Foreign realization of tax deductible goodwill from prior acquisitions	2	11	—

	(2)	76	20

Total	$3	$79	$28

        The Company's combined federal, state and foreign effective tax rate for continuing operations for fiscal 2012, fiscal 2011 and fiscal 2010 was approximately (0.2%), (16.4%) and (4.8%), respectively.

        The Company's effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where it operates, restructuring and other one-time charges, as well as discrete events, such as settlements of future audits. The Company's fiscal 2012, fiscal 2011 and fiscal 2010 effective tax rates were significantly impacted by the recording of a valuation allowance on its net U.S. deferred tax assets. The fiscal 2012 and fiscal 2011 valuation allowance was directly impacted by the increasing of the deferred tax liability for U.S. goodwill amortization for tax purposes. The deferred tax liability related to the Company's U.S. tax deductible goodwill must be considered as a liability related to an asset with an indefinite life. Therefore, the deferred tax liability does not amortize and is not available as a source of taxable income to support the realization of deferred tax assets created by other deductible temporary timing differences.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

        The fiscal 2012 effective tax rate was also impacted by the goodwill impairment of an indefinite life intangible asset for book purposes. The fiscal 2012 goodwill impairment created a deferred tax asset which reduced the fiscal 2012 tax expense by decreasing the deferred tax liability associated with indefinite life intangibles which prior to the impairment could not serve as a source of taxable income. In addition, the tax expense for fiscal 2012 was also reduced by an adjustment to the Company's valuation allowance as a result of the acquisition of additional deferred tax liabilities in conjunction with the Peachtree acquisition.

        The reconciliation of the provision (benefit) for income taxes from continuing operations at the federal statutory rate of 35% to the actual tax provision (benefit) for fiscal 2012, fiscal 2011 and fiscal 2010 is as follows (amounts in millions):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Income taxes at federal statutory rate	$(419)	$(169)	$(205)
State income taxes, net of federal income tax benefit	(53)	(24)	(15)
Non-deductible goodwill impairment	17	—	—
Non-deductible interest	14	15	13
Valuation allowance	442	259	228
Adjustments to tax reserves	(1)	12	4
Other, net	3	(14)	3

Total provision (benefit)	$3	$79	$28

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 3, 2013 and January 29, 2012 were as follows (amounts in millions):

	February 3, 2013	January 29, 2012
Current:
Deferred Tax Assets:
Interest	$131	$33
Allowance for doubtful accounts	9	12
Inventory	37	49
Accrued compensation	1	3
Accrued self-insurance liabilities	5	5
Restructuring liabilities	4	7
Other accrued liabilities	23	27
Valuation allowance	(167)	(76)

Current deferred tax assets	43	60
Deferred Tax Liabilities:
Prepaid expense	$(1)	$(1)

Current deferred tax liabilities	(1)	(1)
Noncurrent:
Deferred Tax Assets:
Interest	$—	$236
Accrued compensation	33	27
Accrued self-insurance liabilities	13	15
Other accrued liabilities	7	8
Deferred revenue	8	8
Restructuring liabilities	29	32
Net operating loss	830	374
Net capital loss carryforward	—	10
Fixed assets	23	16
Other	22	21
Valuation allowance	(758)	(415)

Noncurrent deferred tax assets	207	332
Deferred Tax Liabilities:
Deferred Financing Costs	$(8)	$(24)
Software costs	(25)	(23)
Intangible assets	(193)	(316)
Income from discharge of indebtedness	(80)	(80)

Noncurrent deferred tax liabilities	(306)	(443)

Deferred tax assets (liabilities), net	$(57)	$(52)

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

        The Company reported $6 million of long-term deferred tax assets related to its Canadian business within other assets on its balance sheet.

        In fiscal 2012, the Company recorded a valuation allowance on its total U.S. operations of $434 million of which $442 million related to continuing operations which was reduced by $8 million for discontinued operations. In fiscal 2011, the Company recorded a valuation allowance on its total U.S. operations of $252 million of which $259 million related to continuing operations which was reduced by $7 million for discontinued operations. In fiscal 2010, the Company recorded a valuation allowance on its total U.S. operations of $230 million of which $228 million related to continuing operations and $2 million related to discontinued operations. The Company records a valuation allowance when it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. In reaching this determination, the Company considers the future reversals of taxable temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in prior carryback years and tax planning strategies.

        During the first quarter of fiscal 2010, the Company designated the undistributed earnings of certain aspects of its foreign operations as not permanently reinvested. In fiscal 2012, the Company repatriated $29 million of cash which resulted in $3 million of income tax expense in the U.S. In fiscal 2011, the Company did not repatriate cash from its foreign operations to the U.S. If the company had repatriated cash to the U.S., no additional income tax expense would have been generated. In fiscal 2010, the Company repatriated $33 million of cash which resulted in $2 million of income tax expense in the U.S. In general, to the extent the Company's financial reporting book basis over tax basis of a foreign subsidiary exceeds the cash available for repatriation, deferred taxes have not been provided for, as they are essentially permanent in duration. If these amounts were not considered reinvested, it is estimated that no additional deferred taxes would have been provided for.

        As of February 3, 2013, the Company has tax-effected U.S. federal net operating loss carryforwards of $636 million, which expire beginning in fiscal 2029. The Company also has $158 million of tax-effected state net operating loss carryforwards which expire in various years between fiscal 2013 and fiscal 2030. During fiscal 2012, the Company generated a capital gain from the sale of the IPVF business. The capital gain allowed the Company to fully utilize the fiscal 2011 capital loss carryforward of $10 million associated with the Company's exit from the Plumbing business. The future utilization of the Company's net operating loss carryforwards could be limited if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended. In general, an ownership change may result from transactions increasing the aggregate ownership of certain persons (or groups of persons) in the Company's stock by more than 50 percentage points over a testing period (generally 3 years).

        There was no net income tax benefit or expense included in discontinued operations in fiscal 2012, fiscal 2011 or fiscal 2010.

        Federal, state and foreign income taxes net receivable (payable) total zero and $4 million as of February 3, 2013 and January 29, 2012, respectively.

Accounting for uncertain tax positions

        The Company follows the U.S. GAAP guidance for uncertain tax positions within ASC 740, Income Taxes. ASC 740 requires application of a "more likely than not" threshold to the recognition

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

and de-recognition of tax positions. It further requires that a change in judgment related to prior years' tax positions be recognized in the quarter of such change. A reconciliation of the beginning and ending amount of unrecognized tax benefits for continuing operations for fiscal 2012, fiscal 2011, and fiscal 2010 is as follows (amounts in millions):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Unrecognized Tax Benefits beginning of period	$196	$192	$190
Gross increases for tax positions in current period	—	—	1
Gross increases for tax positions in prior period	2	6	4
Gross decreases for tax positions in prior period	0	—	—
Settlements	(1)	(1)	(3)
Lapse of statutes	(4)	(1)	—

Unrecognized Tax Benefits end of period	$193	$196	$192

        There are $193 million, $196 million and $192 million of unrecognized tax benefits included in the balance at February 3, 2013, January 29, 2012 and January 30, 2011, respectively, whose resolution could affect the annual effective income tax rate.

        The Company accrued $3 million, $5 million and $2 million of net interest and penalties related to unrecognized tax benefits for fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The Company's ending net accrual for interest and penalties related to unrecognized tax benefits at February 3, 2013, January 29, 2012 and January 30, 2011 was $22 million, $19 million and $14 million, respectively. The Company's accounting policy is to classify interest and penalties as components of income tax expense. Accrued interest and penalties from unrecognized tax benefits are included as a component of other liabilities on the Consolidated Balance Sheet.

        The Company is subject to audits and examinations of its tax returns by tax authorities in various jurisdictions, including the Internal Revenue Service ("IRS"). Management regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of provisions for income taxes. Certain of the Company's tax years 2006 and forward remain open for audit by the IRS and various state governments. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next twelve months.

        See Note 13, Commitments and Contingencies, for discussion of the IRS audit of the Company's U.S. federal income tax returns.

NOTE 9—STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Stock-Based Compensation Plan

        Effective December 4, 2007, the Company established a Stock Incentive Plan (the "Plan") for its associates. The Plan provides for the award of non-qualified stock options and deferred share units of

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS (Continued)

the common stock of HD Supply. The Company will issue new shares of common stock to satisfy options exercised.

        Under the terms of the Plan, non-qualified stock options are to carry exercise prices at, or above, the fair market value of HD Supply's stock on the date of the grant. Since the Company's common stock is not publicly traded, the fair market value of the stock is determined by the Board of Directors of HD Supply based on such factors as it deems appropriate, including but not limited to the earnings and other financial and operating information of the Company in recent periods, the potential value of the Company as a whole, the future prospects of the Company and the industries in which it competes, the history and management of the Company, the general condition of the securities markets, the fair market value of securities of companies engaged in businesses similar to those of the Company, and any recent valuation of the common stock of the Company that shall have been performed by an independent valuation firm (although the Board of Directors is not obligated to obtain such a valuation). The non-qualified stock options generally vest at the rate of 20% per year commencing on the first anniversary date of the grant or 100% on the third anniversary of the grant and expire on the tenth anniversary date of the grant. The Company made a one-time grant in April 2011 of 5.3 million options with an exercise price of $8.30 that vests in its entirety on the three-year anniversary of the grant.

        On January 15, 2010, the Company initiated a one-time stock option exchange program ("Option Exchange Program"). Under the Option Exchange Program, all participants of the Plan were offered the opportunity to exchange their outstanding options (the "Eligible Options") to purchase shares of the Company's common stock (the "Common Stock") granted under the Plan for a lesser number of new options (as determined in accordance with the exchange ratios below) under the Plan.

        The Option Exchange Program covered all options that were outstanding under the Plan, including vested and unvested options, at the time of the offer. Eligible Options that had an exercise price greater than $20.00 per share were offered for exchange for a lesser number of options with a new exercise price equal to $8.30 per share (the "Repriced Options"). For every three Eligible Options with an exercise price greater than $20.00 per share, an eligible employee was offered two new Repriced Options. Options that had an exercise price equal to $20.00 per share were offered for exchange for an equal number of options with an exercise price equal to $20.00 per share (the "New $20.00 Options", and together with the Repriced Options, the "New Options").

        Regardless of the vesting status of the Eligible Options, the New Options have a five-year vesting period, with 20% of the New Options vesting on each anniversary of the date of exchange and an expiration date that is ten years from the date of exchange. All of the New Options are subject to the terms and conditions of the Plan and the eligible employee's new stock option agreement.

        The offering period for the Option Exchange Program commenced on January 15, 2010 and expired on February 2, 2010. Participation in the Option Exchange Program was voluntary. However, once an eligible employee elected to participate, all of his or her Eligible Options were exchanged. Once the offer to exchange expired, all Eligible Options that were surrendered for exchange were cancelled and the New Options were granted.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS (Continued)

        On February 3, 2010, as a result of employee elections under the Option Exchange Program, the Company exchanged and issued the following options (in thousands):

Number of Eligible Options Exchanged	10,242
Number of Repriced Options issued in the Option Exchange Program	3,414
Number of New $20.00 Options issued in the Option Exchange Program	5,121

        As a result of the exchange, the Company will incur incremental stock-based compensation charges of approximately $1 million per year over the five years following the exchange date. The maximum number of shares of common stock that may be issued under the Plan subsequent to the Option Exchange Program may not exceed 27.8 million, of which a maximum of 15.5 million shares may be issued in respect of options granted under the Plan.

        A summary of option activity under the Plan is presented below (shares in thousands):

	Number of Shares	Weighted Average Option Price
Outstanding at January 31, 2010	10,450	$26.26

Granted(1)	10,747	15.32
Exercised	—	—
Canceled(2)	(11,964)	24.82

Outstanding at January 30, 2011	9,233	$15.38

Granted	6,242	9.24
Exercised	—	—
Canceled	(707)	13.26

Outstanding at January 29, 2012	14,768	$12.88

Granted	947	16.18
Exercised	(24)	14.68
Canceled	(873)	14.68

Outstanding at February 3, 2013	14,818	$13.00

(1)—Includes shares granted in conjunction with the Option Exchange Program

(2)—Includes shares canceled in conjunction with the Option Exchange Program

        As of February 3, 2013, there were approximately 14.8 million stock options outstanding with a weighted average remaining life of 7.7 years. As of February 3, 2013, there were approximately 3.4 million options exercisable with a weighted average exercise price of $15.44 and a weighted average remaining life of 7.1 years.

        The estimated fair value of the options when granted is amortized to expense over the options' vesting or required service period. The fair value for these options was estimated by management, after considering a third-party valuation specialist's assessment, at the date of grant based on the expected

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS (Continued)

life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Risk-free interest rate	1.1%	2.8%	3.0%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility factor	47.6%	46.0%	48.9%
Expected option life in years	6.5	6.6	6.8

        The risk free interest rate was determined based on an analysis of U.S. Treasury zero-coupon market yields as of the date of the option grant for issues having expiration lives similar to the expected option life. The expected volatility was based on an analysis of the historical volatility of HD Supply's competitors over the expected life of the HD Supply options. These volatilities were weighted by the respective HD Supply segment against which they compete, resulting in an overall industry-based volatility for HD Supply. As insufficient data exists to determine the historical life of options issued under the Plan, the expected option life was determined based on the vesting schedule of the options and their contractual life taking into consideration the expected time in which the share price of the Company would exceed the exercise price of the option. The weighted-average fair value of each option granted during fiscal 2012, fiscal 2011, and fiscal 2010 was $4.82, $3.98, and $3.28, respectively. HD Supply recognized $16 million, $20 million, and $17 million of stock-based compensation expense related to stock options, included in Selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss), during fiscal 2012, fiscal 2011, and fiscal 2010, respectively. As of February 3, 2013 the unamortized compensation expense related to stock options was $20 million and was expected to be recognized over a period of 4.8 years.

Employee Benefit Plans

        HD Supply offers a comprehensive Health & Welfare Benefits Program which allows employees who satisfy certain eligibility requirements to choose among different levels and types of coverage. The Health & Welfare Benefits program provides employees healthcare coverage in which the employer and employee share costs. In addition, the Program offers employees the opportunity to participate in various voluntary coverages, including flexible spending accounts.

        HD Supply maintains a 401(k) defined contribution plan that is qualified under Sections 401(a) and 501(a) of the Internal Revenue Code. Employees who satisfy the plan's eligibility requirements may elect to contribute a portion of their compensation to the plan on a pre-tax basis. HD Supply may match a percentage of the employees' contributions to the plan based on approval from the Board of Directors. Matching contributions are generally made shortly after the end of each pay period or after the Company's fiscal year-end if an additional annual matching contribution based on the Company's fiscal-year financial results is approved. HD Supply paid $15 million, $7 million, and less than $1 million during fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—STOCKHOLDERS' EQUITY

Common Stock

        The Company is authorized to issue 1 billion shares of common stock, par value $0.01 per share. As of February 3, 2013 and January 29, 2012, 131 million shares were issued and outstanding.

Accumulated Other Comprehensive Income (Loss)

        On both February 3, 2013 and January 29, 2012, accumulated other comprehensive income (loss) is comprised of $(2) million of cumulative foreign currency translation adjustments, net.

Loss per Common Share

        Basic loss per common share is computed by dividing the net loss by the weighted-average common shares outstanding during the respective periods. Diluted loss per common share equals basic loss per common share for the periods presented, as the effect of stock options are anti-dilutive because the Company incurred net losses.

        The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock for fiscal years 2012, 2011 and 2010 (in millions, except per share and share data):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Loss from continuing operations	$(1,199)	$(563)	$(613)
Less: Income (loss) from discontinued operations, net of tax	20	20	(6)

Net income (loss)	$(1,179)	$(543)	$(619)

Weighted average common shares outstanding, basic and diluted (in thousands)	130,561	130,557	130,522
Basic and diluted earnings (loss) per share(1):
Loss from continuing operations	$(9.18)	$(4.31)	$(4.70)
Income (loss) from discontinued operations, net of tax	0.16	0.15	(0.05)

Net income (loss)	$(9.03)	$(4.16)	$(4.74)

(1)
May not foot due to rounding.

        The following table provides the securities that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive (in thousands):

	Fiscal Year Ended
	February 3, 2013	January 29, 2012	January 30, 2011
Options	14,818	14,768	9,233

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION

Receivables

        Receivables as of February 3, 2013 and January 29, 2012 consisted of the following (amounts in millions):

	February 3, 2013	January 29, 2012
Trade receivables, net of allowance for doubtful accounts	$926	$919
Vendor rebate receivables	66	71
Other receivables	16	12

Total receivables, net	$1,008	$1,002

Property and Equipment

        Property and equipment as of February 3, 2013 and January 29, 2012 consisted of the following (amounts in millions):

	February 3, 2013	January 29, 2012
Land	$37	$42
Buildings and improvements	201	206
Transportation equipment	60	44
Furniture, fixtures and equipment	301	298
Capitalized software	208	185
Construction in progress	38	40

	845	815
Less accumulated depreciation & amortization	(450)	(417)

Property and equipment, net	$395	$398

Other Current Liabilities

        Other current liabilities as of February 3, 2013 and January 29, 2012 consisted of the following (amounts in millions):

	February 3, 2013	January 29, 2012
Accrued interest	$147	$233
Accrued non-income taxes	34	31
Branch closure & consolidation reserves	7	16
Other	103	98

Total other current liabilities	$291	$378

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION (Continued)

Significant Non-Cash Transactions

        Interest payments on the 14.875% Senior Notes were due each April 12th and October 12th through maturity, commencing on October 12, 2012, except that the first eleven payment periods through October 2017 should be paid in kind ("PIK") and therefore increase the balance of the outstanding indebtedness rather than paid in cash. The Company made non-cash PIK interest payments during fiscal 2012 of $56 million, increasing the outstanding principal balance of the 14.875% Senior Notes.

        Interest payments on the Old Senior Subordinated Notes were due each March 1st and September 1st through maturity except that the first eight payment periods through September 2011 were paid in kind. The Company made non-cash PIK interest payments during fiscal 2011 and fiscal 2010 of $223 million and $196 million, respectively, increasing the outstanding balance of the Old Senior Subordinated Notes.

Supplemental Cash Flow Information

        Cash paid for interest in fiscal 2012, fiscal 2011, and fiscal 2010 was approximately $621 million, $356 million, and $363 million, respectively. Additionally, during fiscal 2012, the Company paid $502 million of original issue discounts and PIK interest related to the extinguishment of all of the 14.875% Senior Notes and $930 million of Old Senior Subordinated Notes.

        During fiscal 2010, as a result of tax legislation regarding net operating loss carryback periods, the Company filed for and received a cash refund of $220 million from the Internal Revenue Service for income tax previously paid. Cash paid for income taxes, net of refunds, in fiscal 2012, fiscal 2011, and fiscal 2010 was approximately $1 million net payment, $5 million net payment, and $216 million net refund, respectively.

NOTE 12—BRANCH CLOSURE AND CONSOLIDATION ACTIVITIES

        Concurrent with the Transactions and acquisition integration, management evaluated the operations and performance of individual branches and identified branches for closure or consolidation. In addition, during fiscal years 2008 and 2009, management initiated additional plans to restructure its business, which included evaluating opportunities to consolidate branches, reduce costs, more efficiently employ working capital and streamline activities. Under these plans, which were completed in fiscal 2010, management closed or consolidated 235 branches and reduced workforce personnel by approximately 5,000 employees. The Company does not expect to incur additional restructuring charges under these plans.

        The remaining liability balances for these plans represents the net present value of future lease obligations, including rent, taxes, utilities, etc., less estimated sublease income of the closed branches. The Company regularly reviews the assumptions used to estimate these liabilities.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—BRANCH CLOSURE AND CONSOLIDATION ACTIVITIES (Continued)

        The following table presents the activity for the liability balances, included in Other current liabilities and Other liabilities in the Consolidated Balance Sheets (amounts in millions):

	Severance	Occupancy Costs	Other	Total
Balance—January 31, 2010	$3	$66	$2	$71

Charges, net of reductions	2	4	2	8
Cash payments	(4)	(21)	(2)	(27)
Other	(1)	2	—	1

Balance—January 30, 2011	$—	$51	$2	$53

Charges, net of reductions	—	2	—	2
Cash payments	—	(13)	(2)	(15)

Balance—January 29, 2012	$—	$40	$—	$40

Charges, net of reductions	—	(4)	—	(4)
Cash payments	—	(14)	—	(14)
Other	—	(1)	—	(1)

Balance—February 3, 2013	$—	$21	$—	$21

        As of February 3, 2013, approximately $7 million of the liability balances for the branch closure and consolidation activities is classified as a current liability on the Company's Consolidated Balance Sheet. Payments for occupancy costs are expected to be substantially complete over the next five years, with certain property lease obligations extending out as far as eleven years. The Company regularly reviews the assumptions used to estimate the net present value of the on-going lease liabilities and other occupancy costs, net of expected sublease income. In addition, the Company continues to actively pursue buyout options or subleasing opportunities for the leased properties. The expected timing of cash payments related to the branch closure and consolidation activities could change or adjustments to the reserve may become necessary depending on the success and timing of entering into these types of agreements. Due to favorable lease and property dispositions, during fiscal 2012, the Company reduced the liability by $4 million, $2 million of which was recorded to continuing operations and $2 million of which was recorded as Income from discontinued operations, net in the Consolidated Statement of Operations and Comprehensive Income (Loss).

NOTE 13—COMMITMENTS AND CONTINGENCIES

Lease Commitments

        HD Supply occupies certain facilities and operates certain equipment and vehicles under leases that expire at various dates through the year 2026. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance, and common area maintenance on most of its facility leases. Expense under these leases totaled $132 million, $144 million, and $146 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Capital leases currently in effect are not material.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum aggregate rental payments under non-cancelable operating leases as of February 3, 2013 are as follows (amounts in millions):

	Fiscal Year
	2013	2014	2015	2016	2017	Thereafter	Total
Operating Leases	$123	$101	$79	$59	$39	$81	$482

        The Company subleases certain leased facilities to third parties. Total future minimum rentals to be received under non-cancelable subleases as of February 3, 2013 are approximately $18 million. These subleases expire at various dates through the year 2023.

Purchase Obligations

        As of February 3, 2013, the Company has agreements in place with various vendors to purchase goods and services, primarily inventory, in the aggregate amount of $684 million. These purchase obligations are generally cancelable, but the Company has no intent to cancel. Payment is due during fiscal 2013 for these obligations.

Internal Revenue Service

        HD Supply carried back tax net operating losses ("NOL") from its tax years ended on February 3, 2008 and February 1, 2009 to tax years during which it was a member of Home Depot's U.S. federal consolidated tax group. As a result of those NOL carrybacks, Home Depot received cash refunds from the IRS in the amount of approximately $354 million. Under an agreement (the "Agreement") between the Company and Home Depot, Home Depot paid HD Supply the refund proceeds resulting from the NOL carrybacks.

        In connection with an audit of the Company's U.S. federal income tax returns filed for the tax years ended on February 3, 2008 and February 1, 2009, the IRS has disallowed certain deductions claimed by the Company. In May 2012, the IRS issued a formal Revenue Agent's Report ("RAR") challenging approximately $299 million (excluding interest) of the cash refunds resulting from HD Supply's NOL carrybacks. In January 2013, the IRS issued a revised RAR reducing the challenge to approximately $131 million (excluding interest) of cash refunds from HD Supply's carrybacks. The issuance of the January 2013 revised RAR formally revoked the original May 2012 RAR and reduced the amount of cash refunds the IRS is currently challenging by $168 million. As of February 3, 2013, the Company estimates the interest to which the IRS would be entitled, if successful in all claims, to be approximately $14 million. If the IRS is ultimately successful with respect to the proposed adjustments, pursuant to the terms of the Agreement, the Company would be required to reimburse Home Depot an amount equal to the disallowed refunds plus related interest. If the IRS is successful in defending its positions with respect to the disallowed deductions, certain of those disallowed deductions may be available to the Company in the form of increases in its deferred tax assets by approximately $63 million before any valuation allowance.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

        The Company believes that its positions with respect to the deductions and the corresponding NOL carrybacks are supported by, and consistent with, applicable tax law. In collaboration with Home Depot, HD Supply has challenged the proposed adjustments by filing a formal protest with the Office of Appeals Division within the IRS. During the administrative appeal period and as allowed under statute, the Company intends to vigorously defend its positions rather than pay any amount related to the proposed adjustments. In the event of an unfavorable outcome at the Office of Appeals, the Company will strongly consider litigating the matter in U.S. Tax Court. The unpaid assessment would continue to accrue interest at the statutory rate until resolved. If the Company is ultimately required to pay a significant amount related to the proposed adjustments to Home Depot pursuant to the terms of the Agreement (or to the IRS), the Company's cash flows, future results of operations and financial positions could be affected in a significant and adverse manner.

        See Note 8, Income Taxes, for further disclosures on the Company's income taxes.

Legal Matters

        HD Supply is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable in accordance with ASC 450, Contingencies. In the opinion of management, based on current knowledge, all reasonably estimable and probable matters are believed to be adequately reserved for or covered by insurance and disclosed herein. For all such other matters, management believes the possibility of losses from such matters are remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

        The Company has been informed that the Office of the United States Attorney for the Northern District of New York is conducting an investigation related to the activities of certain disadvantaged business enterprises. In May of 2011, in connection with that investigation, the government executed a search of an entity from which Waterworks purchased assets shortly before the search was executed. On June 20, 2012, in connection with that same investigation, the government executed search warrants at two Waterworks branches. The Company was updated by the government on its investigation in March 2013 and continues to cooperate with the investigation. While the Company cannot predict the outcome, it believes a potential loss on this matter is reasonably possible but due to the current state of the investigation it is not able to estimate a range of potential loss.

NOTE 14—SEGMENT INFORMATION

        HD Supply's operating segments are based on management structure and internal reporting. Each segment offers different products and services to the end customer, except for Corporate and Other, which provides general corporate overhead support and HD Supply Canada (included in Corporate and Other), which is organized based on geographic location. The Company determines the reportable segments in accordance with the principles of segment reporting within U.S. GAAP (ASC 280, Segment Reporting). For purposes of evaluation under these segment reporting principles, the Chief Operating Decision Maker for HD Supply assesses HD Supply's ongoing performance, based on the periodic review and evaluation of Net sales, Adjusted EBITDA, and certain other measures for each of the operating segments.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—SEGMENT INFORMATION (Continued)

        HD Supply has four reportable segments, each of which is presented below:

  •
  Facilities Maintenance—Supplies maintenance, repair and operations ("MRO") products and upgrade and renovation services largely to the multifamily, healthcare, hospitality, and institutional markets.

  •
  Waterworks—Distributes complete lines of water and wastewater transmission products, serving contractors and municipalities in all aspects of the water and wastewater industries.

  •
  Power Solutions—Distributes electrical transmission and distribution products, power plant maintenance, repair and operations supplies, smart-grid technologies, and provides materials management and procurement outsourcing arrangements to investor-owned utilities, municipal and provincial power authorities, rural electric cooperatives and utility contractors and distributes electrical products such as wire and cable, switch gear supplies, lighting and conduit to residential and commercial contractors.

  •
  White Cap—Distributes specialized hardware, tools, building materials, and safety equipment to professional contractors.

        In addition to the reportable segments, the Company's consolidated financial results include "Corporate and Other." Corporate & Other is comprised of the following business units: Crown Bolt, Creative Touch Interiors ("CTI"), Repair & Remodel and HD Supply Canada. Crown Bolt is a retail distribution operator providing program and packaging solutions, sourcing, distribution, and in-store service, fasteners, builders' hardware, rope and chain and plumbing accessories, primarily serving The Home Depot and other hardware stores. CTI offers turnkey supply and installation services for multiple interior finish options, including flooring, cabinets, countertops, and window coverings, along with comprehensive design center services for residential, commercial and senior living projects. Our Repair & Remodel business unit offers light remodeling and construction supplies, kitchen and bath cabinets, windows, plumbing materials, electrical equipment and other products, primarily to small remodeling contractors and trade professionals. HD Supply Canada is an industrial distributor that primarily focuses on servicing fasteners/industrial supplies and specialty lighting markets which operates across nine provinces. Corporate & Other also includes costs related to our centralized support functions, which include finance, information technology, human resources, legal, supply chain and other support services and removes inter-segment transactions.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—SEGMENT INFORMATION (Continued)

        The following tables present Net sales, Adjusted EBITDA, and certain other measures for each of the reportable segments and total continuing operations for the periods indicated (amounts in millions):

	Fiscal Year 2012
	Net Sales	Adjusted EBITDA	Depreciation(1) & Software Amortization	Other Intangible Amortization	Total Assets(2)	Capital Expenditures
Facilities Maintenance	$2,182	$389	$39	$79	$2,463	$35
Waterworks	2,028	137	10	96	1,562	12
Power Solutions	1,787	72	7	18	816	4
White Cap	1,178	56	12	20	521	22
Corporate & Other	860	29	28	30	1,972	42

Total continuing operations	$8,035	$683	$96	$243	$7,334	$115

	Fiscal Year 2011
	Net Sales	Adjusted EBITDA	Depreciation(1) & Software Amortization	Other Intangible Amortization	Total Assets(2)	Capital Expenditures
Facilities Maintenance	$1,870	$318	$30	$75	$2,264	$32
Waterworks	1,772	112	5	95	1,562	5
Power Solutions	1,625	50	5	20	775	5
White Cap	981	17	14	19	481	16
Corporate & Other	780	11	31	35	1,656	51

Total continuing operations	$7,028	$508	$85	$244	$6,738	$109

	Fiscal Year 2010
	Net Sales	Adjusted EBITDA	Depreciation(1) & Software Amortization	Other Intangible Amortization	Total Assets(2)	Capital Expenditures
Facilities Maintenance	$1,682	$282	$28	$75	$2,265	$20
Waterworks	1,659	94	5	94	1,582	2
Power Solutions	1,462	49	5	19	740	2
White Cap	852	(10)	20	19	439	3
Corporate & Other	794	(4)	41	37	2,063	18

Total continuing operations	$6,449	$411	$99	$244	$7,089	$45

(1)
Depreciation includes amounts recorded within Cost of sales in the Consolidated Statements of Operations.

(2)
Total Assets include amounts attributable to discontinued operations for the periods prior to the dispositions.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—SEGMENT INFORMATION (Continued)

Reconciliation to Consolidated Financial Statements

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Total Adjusted EBITDA	$683	$508	$411
Depreciation and amortization	339	329	343
Stock-based compensation	16	20	17
Management fees and expenses	5	5	5
Restructuring	—	—	8
Goodwill & other intangible asset impairment	152	—	—
Other	—	(1)	1

Operating income	171	155	37
Interest expense	658	639	623
Loss on extinguishment of debt	709
Other (income) expense, net	—	—	(1)

Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes	(1,196)	(484)	(585)
Provision (benefit) for income taxes	3	79	28

Income (loss) from continuing operations	$(1,199)	$(563)	$(613)

        Net sales for HD Supply outside the United States, primarily Canada, were $428 million, $404 million, and $365 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively. Long-lived assets of HD Supply outside the United States, primarily Canada, were $16 million and $18 million as of February 3, 2013 and January 29, 2012, respectively.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the quarterly consolidated results of operations for the fiscal years ended February 3, 2013 and January 29, 2012 (amounts in millions except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	TOTAL
Fiscal Year 2012
Net sales	$1,836	$2,059	$2,146	$1,994	$8,035
Gross profit	523	594	616	587	2,320
Loss from continuing operations	(376)	(56)	(53)	(714)	(1,199)
Net income (loss)	(360)	(56)	(50)	(713)	(1,179)
Basic & Diluted Earnings (Loss) Per Share*:
Loss from continuing operations	(2.88)	(0.43)	(0.41)	(5.47)	(9.18)
Net income (loss)	(2.76)	(0.43)	(0.38)	(5.46)	(9.03)
Fiscal Year 2011
Net sales	$1,608	$1,875	$1,893	$1,652	$7,028
Gross profit	460	533	535	486	2,014
Loss from continuing operations	(169)	(108)	(119)	(167)	(563)
Net income (loss)	(164)	(101)	(105)	(173)	(543)
Basic & Diluted Earnings (Loss) Per Share*:
Loss from continuing operations	(1.29)	(0.83)	(0.91)	(1.28)	(4.31)
Net income (loss)	(1.26)	(0.77)	(0.80)	(1.33)	(4.16)

*
Due to rounding, the sum of quarterly earnings (loss) per share amounts may not agree to the year-to-date earnings per share amounts.

        Loss from continuing operations and net income (loss) in the first quarter of fiscal 2012 includes a loss on extinguishment of debt of $220 million. Loss from continuing operations and net income (loss) in the fourth quarter of fiscal 2012 includes a loss on extinguishment of debt of $489 million and goodwill and other intangible asset impairment charges of $152 million, or $113 million net of tax. There is no tax impact related to the losses on extinguishment of debt due to the Company's valuation allowance position. See Note 8, Income Taxes, for further information on the Company's taxes.

NOTE 16—SUBSEQUENT EVENTS

Debt Redemption

        On February 8, 2013, HD Supply, Inc. redeemed the remaining $889 million outstanding aggregate principal amount of Old Senior Subordinated Notes at a redemption price equal to 103.375% of the principal amount thereof and paid accrued and unpaid interest thereon through the redemption date. As a result, in the first quarter of fiscal 2013, the Company will report a $34 million loss on extinguishment, which includes a $30 million premium payment to redeem the Old Senior Subordinated Notes and $4 million to write off the unamortized deferred debt cost. In addition, the deferred interest deductions on the Old Senior Subordinated Notes (representing the net deferred tax asset of $131 million) are currently deductible on the Company's fiscal 2013 federal income tax return and applicable state returns. Such deductions will not have an impact on the Company's fiscal 2013 total tax expense and may increase the Company's overall net operating loss carryforward.

HD SUPPLY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—SUBSEQUENT EVENTS (Continued)

Debt Modification

        On February 15, 2013, HD Supply, Inc. modified its Term Loan Facility to lower the borrowing margins 275 basis points to LIBOR (subject to a floor of 1.25%) plus a borrowing margin of 3.25% or Prime plus a borrowing margin of 2.25% at the Company's election. The amendment also replaced the hard call provision applicable to optional prepayment of term loans thereunder with a soft call option. The soft call option provides for a premium equal to 1.0% of the aggregate principal amount of term loans being prepaid if, on or prior to August 15, 2013, the Company enters into certain repricing transactions. In connection with the modification, the Company incurred approximately $30 million in financing fees, of which approximately $27 million will be amortized into interest expense over the remaining term of the amended facility in accordance with U. S. GAAP (ASC 470, Debt). Of the non-deferred financing fees, approximately $2 million will be recorded as a Loss on extinguishment of debt and the remaining $1 million will be recorded as Other non-operating expense in the Consolidated Statement of Operations and Comprehensive Income (Loss) in the first quarter of fiscal 2013.

Exchange Offers

        On February 5, 2013, HD Supply, Inc. executed the offer to exchange outstanding First Priority Notes with registered First Priority Notes, outstanding Second Priority Notes with registered Second Priority Notes, outstanding 11.5% Senior Notes with registered 11.5% Senior Notes and outstanding Senior Subordinated Notes with registered Senior Subordinated Notes. The exchange offers closed in the first quarter of fiscal 2013 with substantially all of the notes held by eligible participants in the exchange offers tendered.

Reverse Stock Split

        On June 12, 2013, the Company filed an amendment to its amended and restated certificate of incorporation effecting a 1-for-2 reverse stock split of the Company's common stock. The consolidated financial statements give retroactive effect to the reverse stock split.

HD Supply Holdings, Inc.

53,191,489 Shares

Common Stock

Initial Public Offering

PROSPECTUS

June 26, 2013

BofA Merrill Lynch	Barclays	J.P. Morgan	Credit Suisse

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.	Morgan Stanley	UBS Investment Bank	Wells Fargo Securities

Baird	William Blair	Raymond James

BB&T Capital Markets	SunTrust Robinson Humphrey
Drexel Hamilton	Guzman & Company

DEALER PROSPECTUS DELIVERY OBLIGATION

        Until July 22, 2013 (25 days after the commencement of this offering) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.